7/18



Follow-Up
Materials



06015281

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankinter

*CURRENT ADDRESS

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02972 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 7/19/06

Annual Report



BANKINTER
www.ebankinter.com

Annual Report
05


BANKINTER
www.ebankinter.com



Chairman's Letter to the Shareholders

Dear Shareholder:

I would like to begin this letter by telling you that 2005, our 40th birthday year, was an excellent year in the life of the Bank, which shows that after all these years our value proposal for customers continues to hold good.

2005 was one of those years that leave a mark on the Bank, not only because of the financial objectives achieved, but also because of the new strategic challenges that have arisen on our corporate horizon.

On the corporate side, we continued with our efforts to improve our good corporate governance practices. Of these I would like to highlight the fact that - in addition to the evaluation performed, once again, by independent external consultants, of the Board, the Board Chairman and the Managing Director - this year we also extended that evaluation to the rest of the Board members, thereby becoming one of the few organizations to have adopted this practice.

We also expanded the Board meetings by adding to them the content of those of the Business Committee, which has been abolished; we continued to devote attention to the Corporate website, which is still one of the strongest in the market; and we reaffirmed our commitment to transparency and shareholder information through remote voting, in which we are a leader, early publication of the full text of draft resolutions, and external scrutiny of proxies and ballots.

I am delighted to be able to say that Bankinter is in compliance with virtually all of the recommendations contained in the Combined Code published by the Commission sponsored by the CNMV, though that does not mean we will not continue to move forward in this direction, so that we remain a benchmark for other listed companies in this field. In recognition of our practices, the Bank received a special mention in the "Awards to the Listed Company with the best Good Corporate Governance practices" organized for the second year by the Spanish Fundación de Estudios Financieros and the Recoletos Group. These awards are among the most prestigious in the business world and are based on analysis by an independent panel of the work done on corporate governance by all the companies included in the Ibex stock exchange index.

The transparency of the Bank's information was also recognized by the market once again. According to the results of a global survey carried out by PricewaterhouseCoopers to examine the quality of the corporate information provided to the markets by different companies, Bankinter is among the select group of 42 companies from all over the world with the highest standard of corporate information; a league table in which there are only 4 other Spanish companies.

With regard to Corporate Social Action, we made further progress with our agreements with Fundación ONCE and Fundación CNSE (State Confederation for the Deaf) to improve access to financial services for handicapped people. As a result, the Spanish Committee of Representatives of the Handicapped (CERMI) awarded us a prize, of which we are naturally very proud. In addition, in 2005 ebankinter.com became the first financial portal on the Internet to have reached a "Double A" (AA) level of website accessibility.

As a result of our efforts, Bankinter featured once more in the exclusive FOOTSIE4Good index, setting the standard for others in the field of Social Responsibility.

This year, together with the *Report for 2005* and the *Annual Corporate Governance Report*, you will find for the first time a special report on Corporate Social Responsibility, in which we have sought to summarize all the efforts made along the lines I have mentioned, as well as other commitments made by the Bank regarding sustainable development, the environment and the community.

From the financial standpoint, income after taxes was up by 8.3% (1.8% before taxes), which allows us to consider 2005 as a more than acceptable year in the life of the Bank, particularly when this income figure was achieved after making a very substantial increase in operating costs as a result of the opening of new business centres and the recruitment of the related staff, as well as devoting a very large amount of money to recording general-purpose allowances. If we were to exclude the effect on our income statement of these provisions to allowances, our attributed income would have grown by 21.92% in the year, which is much higher than the published figure and clearly reflects the huge effort for Bankinter that the current regulations involve.

All of these figures should prove very useful when comparing our performance with that of the sector and making an appropriate assessment of the Bank.

During 2005 Bankinter stepped up its commercial actions in all its businesses, geographical areas and networks, but above all and especially, in the SMEs segment, which we are focusing on very strongly. In this respect, we made a big effort in opening new commercial distribution centres: we opened 58 centres specializing in SMEs, 2 Private Banking management centres, 6 centres specializing in Corporate Banking, 31 Virtual Branches, and we increased the number of Agents by 3.

The growth of all these centres required a substantial increase in the number of people working at the Bank, who now total 3,712, with an increase in the year of 445 individuals, entailing a huge effort to select, recruit and train these people to integrate them into our corporate culture.

The result of this drive was a big increase in the number of customers attracted, which was 46% more than in 2004; more than 924 million transactions were performed, 52% over the Internet, which is a leading figure in Spain; and we grew our balance sheet and our main captions at a significant rate despite having been more prudent in granting mortgage loans.

Línea Directa continued to grow in the insurance market at a very promising rate, and our partnership with Capital One to develop the credit card business also obtained outstanding results.

All of these figures of growth have an added value due to the consolidation in our activities of all the practices connected with CRM, which led to us receiving the award for excellence in the use of this tool made by the Gartner consultancy firm in Palo Alto, USA, according to which Bankinter has the best CRM system in Europe, the Middle East and Africa.

The result of using all the management practices that we apply enabled us to improve the profitability per customer in all the segments and, what is more important, this was achieved without losing an iota of the competitive advantage that we have as regards the quality of service perceived by customers, who place us among the leaders.

Our balance sheet showed itself to be extraordinarily sound, and this is borne out by the fact that we continue to have the lowest nonperforming loans ratio among our competitors at just 0.23% of computable risk assets, while our coverage ratio of 607% is undoubtedly one of the highest in Europe, if not the world.

I should like to stress once again that of the total coverage which we have at the moment, only a small proportion (5.7%) is classified as a specific allowance, i.e. an allowance to cover a specific risk, while the remaining allowances are of a general and, therefore, purely precautionary nature. This composition of our allowances sets us apart from our competitors and enables us to face future risks with greater peace of mind.

Our income statement suffered the effects not only of increased competition but also of falling interest rates, and this eroded our margins. Nevertheless, we were able to offset this with the increase in business and, despite recording bigger general-purpose allowances, our attributed income rose by 8.26% and we increased the dividend per share by 12%.

We maintained our distinctive value proposal, which has become our principal strength. This value proposal, based on service quality, innovation and multichannel banking, is endorsed on a daily basis by the thousands of customers who choose to bank with us, valuing our products and services and placing their confidence and trust in us.

At Bankinter, we continue to believe that our future should be based on organic growth and, in order to achieve this, we need to build a distinctive value proposal to clearly set us apart from other banks, based on a combination of human talent and the best technology in the marketplace.

This recipe for success, which has led us to where we are today, remains, in our opinion, a perfectly valid strategy with which to face the future and we are sure it will continue to produce excellent results.

Share performance was excellent. The value of our stock climbed 19.6%; and if we include the dividend per share, the figure would be 22.5%, making the shareholder return one of the highest in the industry.

2006 presents itself to us, as always, with new and exciting challenges.

We will continue to focus on achieving growth in all the business segments but will concentrate our efforts, above all, on the SME segment, which has such great potential for Bankinter due to our hitherto limited presence in this area; and that means we will continue to make a substantial investment effort which I am sure will lead to magnificent results for the future of our Group.

I would like to say again that Bankinter is a highly focused bank with a distinctive strategic model, which is precisely what has brought us this far, and this is what enables me to say to you that if we maintain our commitment to talent, innovation and technology, as we have done until now, then we can continue to be a benchmark not only for the financial community in Spain but also worldwide, and continue to produce excellent results.

We continue to enjoy the benefits of a team of people who work in a culture of high performance, who give Bankinter its main competitive edge, and to whom I would like to express my appreciation here for their efforts and commitment in continuing to help to build this magnificent enterprise.

Once again, I would like to thank you all for the trust you place in us year after year and I am confident we will continue to merit this trust by giving the best of our abilities and making our best efforts.

As in previous years, I wish to end my letter by conveying to you the determination of the Board of Directors and of the entire management team to fulfil the objectives set, and our commitment to independence, defined as the quest for our own business model, one that takes us away from mediocrity and closer to excellence.

Juan Arena
Chairman
Madrid, March 15, 2006

Main quality indicators (NCS)

Satisfaction by segment (NCS)

	2003	2004	2005
Private individuals	77.73	78.21	78.11
Private banking	76.86	77.52	77.27
SMEs	76.43	77.26	77.53
Corporate banking	78.45	79.35	79.06

Satisfaction by distribution network (NCS)

	2003	2004	2005
Branch network	77.47	77.93	77.83
Telephone network	75.62	75.65	75.26
Internet network	78.10	78.77	77.85
Virtual banking	79.22	81.18	81.26
Agency network	77.36	78.47	79.80

Satisfaction by service platform (NCS)

	2003	2004	2005
Telephone banking	79.87	80.20	79.20
ebankinter Private individuals	78.88	79.82	80.55
Broker ebankinter	77.53	78.73	79.09
ebankinter Businesses	77.78	79.83	79.97
Cell phone banking	-	85.83	86.50

NCS satisfaction scale

>85	Very satisfied/excellent
75-85	High level of satisfaction
60-75	Needs improvement
<60	Needs action

ROE (data in %)


20
15
10
5
0
2004
2005

Dividend per share


1.20
1.00
0.80
0.60
0.40
0.20
0
2004
2005

Net earnings per share


3.0
2.5
2.0
1.5
1.0
0.5
0
2004
2005

Ratings

	Short term	Long term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

Consolidated financial highlights

thousands of euros	2004	2005	05/04 (%)
Balance sheet			
Total assets	31,270,200	40,786,009	30.43
Loans and receivables	20,181,633	26,139,388	29.52
Loans and receivables ex-mortgage securitization	24,060,122	29,408.537	22.23
Customer funds	20,446,449	27,476,959	34.38
Off-balance-sheet managed funds	9,308,247	11,066,305	18.89
of which: mutual and pension funds	8,238,154	9,573,018	16.20
Controlled customer funds	29,754,696	38,543,264	53.27
Earnings			
Profit before tax	260,779	265,445	1.79
Net profit	173,378	187,702	8.26
Ratios			
Non-performing loans/total risk exposure ex-securitization (%)	0.30%	0.23%	-26.04
Recorded allowance/non-performing loans (%)	452.94%	607.45%	34.11
Efficiency ratio	49.81%	49.60%	-0.41
ROE	15.27%	14.93%	-2.26
ROA	0.62%	0.51%	-17.76
Capital ratio	12.45%	10.25%	-17.67
Tier 1	8.63%	7.32%	-15.18
Data per share			
EPS, Earnings per share.	2.29	2.44	6.55
DPS, Dividend per share (euros)	1.07	1.20	12.01
PER, Price/Earnings ratio (times)	17.14	19.23	12.17
Price/Carrying amount (times)	2.42	2.65	9.59
Branches and centers			
Number of branches	308	318	3.25
Number of Commercial Management Centers			
Corporate	39	45	15.38
SMEs	47	105	123.4
Private Banking	35	37	5.71
Number of virtual branches	467	498	6.64
Number of agents	1,004	1,007	0.3
Telephone and Internet branches	3	3	0
Workforce			
Number of full-time equivalent employees	3,267	3,712	13.62

Contents

01 Quality


BANKINTER



A service with a high level of satisfaction



Bankinter customers rate the service they receive from the Bank with a high level of satisfaction, as ascertained by the monthly surveys performed by independent firms, the results of which provide thorough knowledge of the segment, distribution network or service platform used by customers.

On the basis of this information - which we check against the different product indicators, the market research and the internal satisfaction survey - we carry out actions for continuing improvement. If we combine this with the intrinsic commitment of all the people working at the Bank - both in the Network of Branches and Agents, and in the Customer Service Offices or the Central Services - to offering customers exceptional service, then we can guarantee a future rating approaching excellent.

Year after year we reiterate our thanks to our customers for the time and effort they take to respond to our surveys. Their opinions enable us to know at all times where our improvements must be directed.

A privileged position in the world of individual customers

A very reliable indicator of the service received by customers and of their greater perceived satisfaction is the position that Bankinter occupies in relation to its competitors and the most significant service factors.

To this end, independent consultants are commissioned to conduct market research on a quarterly basis that enables us to ascertain how satisfied financial service users are with the service they receive from their banks or savings banks.

With an NCS score which is 6.45 points higher than that of the market, Bankinter continues to occupy a truly privileged position in the world of banking for private individuals.

The research conclusions are obtained by asking customers about fourteen aspects of service that are important to them. Particularly noteworthy was the fact that we came top in aspects such as "treatment and attention", "training and professionalism", "employee's attitude to incidents", "transaction speed", "clarity of statements" and "availability of human and technical resources".

Geographical scope: Nationwide, for towns of over 50,000 inhabitants.
Group: General public over 18 years of age, holding demand deposits or savings accounts at a financial institution.
Sample: 1,400 interviews per quarter
Survey methodology: Computer-assisted telephone interview.
Sampling error: ±2.67%.
Annual data: Average of the quarterly data for each year.

Quality perceived by customers: Bankinter vs. Market (NCS score)


80
78
76
74
72
70
68
6.45
2001
2002
2003
2004
2005
Bankinter
Market

Customers accustomed to receiving good quality

Bankinter is aware of its customers' level of satisfaction due to its system of monthly surveys conducted by the Quality Department. Satisfaction is measured by the Net Customer Satisfaction (NCS) scoring system.

NCS is measured on a scale of 0 through 100 and is interpreted as follows:

> 85	Very satisfied or excellent
75-85	High level of satisfaction
60-75	Needs improvement.
< 60	Needs action.

As can be seen from the charts, all of the Bank's segments, networks and platforms scored consistently above 75 points on the NCS scale. Any score above 75 points reflects high service quality.

Cumulative overall satisfaction, by segment, December 2005 (NCS score)


83
81
79
77
75
2001
2002
2003
2004
2005
Corporate banking
Private individuals
SMEs
Private banking

(*) Due to the characteristics of its customers, the Personal Finance segment is not surveyed monthly. Instead an annual survey is conducted and the NCS score for 2005 was 80.88 points.

Cumulative overall satisfaction, by distribution network, December 2005 (NCS score)


82
80
78
76
74
2001
2002
2003
2004
2005
Virtual banking
Agency network
Internet network
Branch network
Telephone network
Cumulative overall satisfaction, by service platform, December 2005 (NCS score)
87
85
83
81
79
77
75
Cell phones
ebankinter Private individuals
ebankinter Businesses
Telephone Banking
Broker ebankinter



Highly demanding internal customers

Every six months Bankinter's Central Services are evaluated by the Branch Network and they also perform a self-evaluation.

Overall satisfaction: Branches and Central Services survey (NCS score)


72
70
68
66
64
62
60
2001
2002
2003
2004
2005
Organizations' Central Services by Branches
Central Services by Branches
Central Services self-evaluation



The perception in 2005 was better than that in 2004 in all three surveys conducted to ascertain how the service received internally is perceived. Thus the score of 69.16 points achieved in the survey of Central Services, as evaluated by the Branch network, was 1.67 points up on the previous year; there was a 3.34 point increase in the Central Services self-evaluation (64.25 points); and a 2.07 point increase in the survey of the Organizations' Central Services by the Branch network (70.78).

All complaints are addressed to the Customer Service Office

At Bankinter all complaints and claims go to the Customer Service Office, which immediately relays all the information regarding them to the departments concerned, and coordinates them with a view to resolving incidents as quickly and satisfactorily as possible. Corrective measures are then proposed to prevent these problems recurring in the future.

We are therefore speaking of a service that guarantees a consistent approach, in an appropriate and timely manner, that enables us to solve customers' problems; but also, more importantly, one that prevents and corrects the main errors made in any area of the Bank when marketing products or providing services.

In 2005 the ratio of incidents (complaints/claims) per 10,000 transactions remained steady at 0.935. 83.95% of the incidents were answered in less than 48 hours.

Customer Service Office. Total complaints and financial claims

	2004	2005	05/04 (%)
Total no. of complaints (non-financial)	5,866	7,589	29.37
Total no. of claims (financial)	63,790	79,354	24.40
TOTAL	**69,656**	**86,943**	**24.82**

Customer Service Office. Total financial claims

	2004	2005	05/04 (%)
No. of claims in customer's favour	55,747	69,440	24.56
% of claims in customer's favour	87.39	87.51	0.01
No. of claims in Bank's favour	8,043	9,914	23.26
% of claims in Bank's favour	12.61	12.49	-0.10
TOTAL FINANCIAL CLAIMS	**63,790**	**79,354**	**24.39**

Incidents per 10,000 transactions

Year	Incidents
2001	1.23
2002	1.25
2003	1.15
2004	0.93
2005	0.94



Time taken to resolve financial incidents

Time taken	Total no. of incidents	%	% incidents attributable to Bankinter	% of incidents attributable to other entities or bodies
0 days	62,573	71.97	99.73	0.27
1-2 days	10,416	11.98	96.82	3.18
3-10 days	5,225	6.01	76.50	23.50
>10 days	8,729	10.03	32.94	67.06

External Customer Ombudsman

	2004	2005	05/04 (%)
Claims processed	517	582	12.5
Claims resolved in customer's favour	190	181	-0.05
Claims resolved in Bank's favour	323	401	24.14
Claims excluded	4	0	-

Bank of Spain

	2004	2005	05/04 (%)
Claims resolved	115	120	4.34
In customer's favour	31	50	61.29
Claims accepted	1	4	400
In Bank's favour	55	51	-7.27
Pending resolution	28	15	-46.43

Ongoing improvement as the basis for higher quality



With proposals for improvement

With the aim of raising the quality of service, Bankinter's employees propose improvements throughout the year. In 2005, 236 improvement projects were started with the participation of 463 people, i.e. 12% of the Bank's labour force.

With recognition: Bankinter Quality Awards

With the idea of encouraging and acknowledging the individual and collective efforts of staff who have made an outstanding contribution to improving service quality in their daily work during the year, which is directly reflected in both internal and external customer satisfaction, 12 employees received awards for the winning four projects and six improvement initiatives from among all those presented.

In 2005, 47 members of staff from the 10 centres with the best perceived customer satisfaction received recognition.

Likewise, three members of staff received "Awards for Service Excellence" in 2005.

Also, in recognition of the joint effort made by the areas of the Bank that improved their scores the most in the 2005 NCS surveys, the following awards were made:
1 - Organizations with the best performance in terms of customer satisfaction compared with the market in their geographical area: North, Madrid West and Catalonia.
2 - Business Divisions with the best performance in terms of internal and external customer satisfaction: Private Banking and Personal Finance.
3 - Central Services with the best performance in terms of internal customer satisfaction: Applications Development, Back Office Asset Management and Management Agreements, Legal Counsel and Product Division.

02 Technology



Technology



Bankinter is maintaining its strategic commitment to technology as a generator of business, used both to raise the standard of quality that customers perceive when they use the Bank's services and to increase the efficiency of staff in the performance of their work.

The strategic commitment to SME business was accompanied in the course of 2005 by a technological thrust that was reflected in two different spheres: in the telecommunications infrastructures that had to be rolled out to launch the network of specialist centres in this customer segment; and, secondly, in the effort made to create new products and services.

Bankinter has been a pioneer in adopting new technologies to make its websites accessible to the handicapped. In this respect, the Bank's most popular web pages have been adapted to enable them to be recognized by the support software used by the visually impaired when they are browsing the web, thereby making it possible for this group of people to consult and operate with their accounts. Similarly, the pages of the ebankinter.com website have begun to include sign language videos so that the deaf can obtain information about the portal's contents and different functionalities, as well as how to operate with the Bank using the various channels.

Response time performance (in seconds)


4
3
2
1
0
2001
2002
2003
2004
2005
Internet
Teleprocessing

Once again Bankinter took forward its innovative use of cell phones as a channel for customer relations. 2005 saw the arrival of the first multimodal broker, which makes it possible to trade in real time on more than 20 international stock exchanges merely by giving voice instructions over a cell phone. Customers can now also use their cell phones to trade on the options and financial futures market.

Bankinter staff have also benefited from the implementation of new technologies in their work environment, such as: the extensive use of secure WiFi wireless networks that enable mobility within the different workplaces; the mass use of latest-generation cell phones, making it possible to send and receive e-mail messages from any location and access the corporate information. All of these are examples of how Bankinter uses technology to raise the quality of life of its employees.


Variation in development expenses (in millions of euros)
32
30
28
26
24
22
2001
2002
2003
2004
2005



Security

The general principle guiding Bankinter's security policy is that its information systems should be open, accessible and transparent to those who need to use them, without any prior restriction other than their proper, lawful use in compliance with the legal requirements, while in any case having in place all the necessary safeguards allowing the Bank to have the trust of its customers, shareholders and employees, and of institutions and agencies.

Likewise, conscious of the important commitment to quality of service that the Bank has with its customers, and also of the constant technological evolution affecting that relationship, in 2005 Bankinter made an exceptional change in its security strategy: to include customers within the Bank's perimeter of protection and, by extension, the computers they use in their dealings with the Bank.

In this respect, and after the appropriate adaptation of the Bank's Master Security Plan, the following specific projects were executed in 2005:

- A customer security web portal, developed under three basic pillars of protection:
  - Information, so that our customers can know the risks, trends and information connected with security, that will enable them to form an active part of their self-protection.
  - Protection, providing our customers with the means and the basic tools to enable them to ascertain the status and security of their computers and act accordingly.
  - Advice, providing guidance and good practices to help them establish a proper, secure habit of dealing with the Bank.

- Transactional security, by implementing completely new graphical techniques with cryptographic protection, applied to security, that prevent and/or limit the effects caused by viruses, trojans and, in general, "malicious code" that may have infected the customers' systems and that have been designed specifically to compromise the security and confidentiality of their information and operating passwords.
- Correlation of events and analysis of risks of abnormalities, using advanced security data warehouse systems that enable us to assess and manage in real time the risk arising from the connections and transactions made by customers using the transactional system. Additionally, the basis is being established to be able to integrate new functionalities of notification, repudiation and blocking in real time of web log-ons and transactions using the cell phone (SMS) channel in the customer alert service.
- Adaptation of the Plan of Response to Security Incidents and Anomalies to security events and incidents connected with the impersonation of the Bank's corporate identity, commonly known as phishing, so that we can react on a round-the-clock basis, eradicating the threat anywhere in the world in just a few hours.
- Security audits and reviews, performed on a regular basis with the assistance of expert consultants, to provide us with an independent assessment of the efficiency and effectiveness of our protection systems.



CRM

2005 was the year of consolidation of Customer Relationship Management (CRM) practices in the Bank's principal business areas.

CRM has become the "commercial drive belt" that makes it possible to translate all the initiatives of the Product Area, or of the different Customer Segments and Distribution Networks Areas into concrete proposals that are transmitted to customers through all the Bank's channels, either directly (SMS, e-mail, letter, Internet), or through the Bank's commercial (tutor, executive, telemarketing) staff.

This use of CRM enables Bankinter to efficiently transmit its value proposal to the different types of customers, thereby contributing to improved cross-selling, profitability and customer-perceived quality (NCS).

In addition to moving forward with the application of CRM in commercial campaigns, particular progress was made in the analysis, segmentation and knowledge of customers, as well as in the ability to anticipate their needs and to react to their movements.

In recognition of the work done and the results obtained, in March 2005 the Gartner firm of consultants awarded Bankinter its CRM Excellence Award in EMEA (Europe, the Middle East and Africa), making the Bank the first Spanish organization to win this award which is one of the most prestigious internationally within the field of CRM. This award serves to endorse Bankinter's leadership in this field, not only as regards the implementation of tools to support commercial management but also in the integration of CRM practices in the Organization.

Nevertheless, there is still much to be done, and in the coming years even more results will be seen of the developments made and the knowledge acquired in the management of customer relations.

03 Channels and Networks


ROBOT
3.551
27
3
99
1

Multichannel Banking

Bankinter offers its customers a wide range of options for their dealings with the Bank and for marketing its products and services. It is a multichannel bank.

This form of distribution, using a variety of channels and networks, initially constituted a revolution in the way of conducting the banking business. The 1990s saw the advent of channels that offered an alternative to the traditional branch office, such as Telephone Banking and the Internet. The quality, efficiency and variety of its services have enabled Bankinter to maintain its leadership of this market in Spain since then.

2005 was the year of consolidation of the cell phone as the new channel for dealings with the Bank. This technology has succeeded in increasing the quality of life of customers, who can now carry the Bank around with them in their pockets, giving them total availability and ubiquity of our banking and financial services.

Bankinter is one of the financial industry's most efficient suppliers. Year after year the Bank has progressively increased its commercial capability without significantly increasing the number of its employees or its branches. And this is all thanks to its determined commitment to alternative distribution channels to the Branch network. Bankinter has succeeded in transferring 67% of its transactions to remote channels. Accordingly, the Internet is now the most popular channel used by our customers, accounting for 52% of total transactions, in addition to cell phones, which account for 4%.

In absolute terms, the number of transactions rose by 22.4% year on year, as a result of the intelligent combination made by our customers in their use of all the channels.

Variation in transactions by channel (annual)


100
80
60
40
20
0
Percentage of transactions
52%
52%
32%
1999
2000
2001
2002
2003
2004
2005
Cell phone
Cards
Internet
Telephone Banking
Electronic Banking
Branch network

Internet Platform

Once again, the Internet was the most common channel for dealings between the Bank and its customers, since it had 573,780 users who performed more than 46.48 million transactions a month, or 51.93% of the Bank's total transactions. In 2005, the percentage of active users remained steady at 52.79% of total users.


Depósito x2
7% TAE
Depósito a un mes
Presuma de hipot
euríbor + 0,40


Internet Transactions as % of total
60
40
20
2001
2002
2003
2004
2005

ebankinter.com

The Internet Platform's big challenge in 2005 was to succeed in insuring that the Bank's website was fully accessible to all its customers, regardless of their personal or technological capabilities. This means that the www.ebankinter.com home page, the integrated statement, transfers and some inquiries, such as checking account balances and transactions are now accessible.

The range of products and services available to customers on the Bank's website continued to expand throughout 2005. Particularly noteworthy among the products on offer were mortgages, the Birthday Deposit, the Deposit at 7%, and the x2 Deposit; and among Funds and Pension plans, the Bk Gran Reserva Pension Plan.

The increase in the number of log-ons confirms the customer perception of ebankinter.com as an excellent channel for dealing with the Bank. This perception is borne out by the rise in satisfaction indicator levels to an NCS score of 80.55.

empresas.ebankinter.com

Numerous new features were incorporated in Bankinter's ebankinter Empresas website for business customers, including most notably "web remittances" for handling mass remittances without having to install local programs; the "financing multiline" and tax payment in batches.

There is no doubt that the success and recognition of the website for businesses is tied to the current buoyancy of the Bank's SME business. An indication of the success of this effort to add new functionalities to the website for businesses is the fact that 76.78% of the transactions performed by customers from the SMEs segment were done using this channel.

All of these initiatives contributed to the improvement in the quality perceived by customers, with an NCS score of 80.28.

ebankinter Empresas has 127,602 users - of whom 54,705 are active on the Internet - and they perform 9.15 million transactions per month.

Overall satisfaction (NCS points)


82
81
80
79
Dec.
Jan.
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Mar.
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May
Jun.
Jul.
Sep.
Oct.
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broker.ebankinter.com

In recent years the services and transactions available from Bankinter's broker service have progressively been expanded and enhanced and the customer base has been segmented with the aim of offering everyone a better service. In 2005, the emphasis was on the options and futures operating procedures, credit sales, and on enhancing and redesigning the existing services, such as the purchase, sale and transfer of securities.

Broker Bankinter continues to be a benchmark service in the financial sector. The attribute most highly valued by customers was its availability, with an NCS score of 85.02. This is an especially sensitive factor in equities activities, which require absolute immediacy in the taking of decisions and, therefore, swift and reliable operating procedures. As a result of this, the channel obtained an overall satisfaction score on the part of users of 78.92 NSC points.

SMS Platform

In 2005, we adapted the SMS Platform, which was initially designed for private individuals, for use by legal entities. This platform offers substantial added value to customers, who perceive the availability, the immediacy of information and the ease of use afforded by this technology as excellent attributes.

More than thirty different types of services or transactions were incorporated into the SMS Platform in 2005: Visa alerts for companies' authorized officers, financing multiline renewal and exchange notices, commercial offers for time deposits, medical insurance abroad, or the Credimax service, which allows card-to-account transfers of money.

All of this has contributed to the increased use of this service by customers: 41% of the Bank's customers with a registered cell phone are active in this channel. As a result, the satisfaction indicators reached levels of excellence, with an NCS score of 86.50.

Bankinter Telephone Platform



2005 can be described as a year of transformation for the Telephone Platform in which all the efforts were focused on strengthening and expanding the commercial and customer relations capability.

All without losing sight of the Platform's principal point of reference, which continues to be that of providing a top quality service that month by month continued to be well above the average for the market, as evidenced by the scores awarded by the customers for perceived service, which were higher than is usual in the world of call centres for every aspect rated. Thus, in December, the quarterly cell phone average figure of our aggregate service quality indicator was 79.20 NCS points, which clearly reflects the commitment to quality of everyone working in the Telephone Platform.

This change in emphasis of the Platform, to which we referred at the beginning, can be clearly seen by observing the evolution of the commercial teams, which have grown in both size and functions and now cover all the customer segments, from Private Banking to the world of SMEs. Thus, during 2005 the number of members of these teams doubled to 151 individuals engaged in tasks of commercial proactivity with customers, and 813,735 calls were made to offer and arrange banking products and services.

With regard to the reactive or support platform - which received 8.21 million calls in 2005 - a process was launched for the specialization of the teams of managers who offer products to customers - most of them personalized and unique - following the recommendations of our internal CRM, and always with the prior authorization thereof.



Technological upgrades are a constant feature affecting the Telephone Platform every year, and 2005 was no exception. Among other advances, an improvement was made in the routing of calls based on the particular characteristics of each customer, with the intention of always offering the best service. This series of improvements also affected the automatic banking service, which is available to customers 24 hours a day 365 days a year; in 2005 this service took 4.44 million calls which were answered by the robot with a very high standard of quality.

On the personnel side, mention should be made of the 22,234 hours of Telephone Platform training given, involving the entire staff of 300 people. 120 new managers were incorporated in 2005, distributed among the different shifts - from Monday to Saturday from 8 a.m. to 10 p.m. - on which service is available from a personal manager.

This intensive training, combined with initiatives such as the launch of a dedicated community within the Bankinter Intranet, or the establishment of a scheme for corporate volunteers managed by the Chandra Foundation, also via our Intranet, are the aspects valued most highly by the people who make up the Platform.

Lastly, in addition to the telephone calls taken, this call centre handled 77,926 customer e-mails in 2005, 77% of which were answered within 24 hours.

Distribution networks

Branch network

At 2005 year end, Bankinter had a network of 318 non-specialized branches, 10 more than in 2004. This expansion of the Branch network was located in towns with fast-growing populations, both local and European non-resident, and in areas where income levels, real estate development and greater economic activity mean that the investment will be recovered in the shortest possible time.

The branches are staffed by a team of 1,334 professionals (managers, assistant managers, account managers, executives, authorized officers and clerical staff) whose brief is to promote commercial activity in all the business segments under their responsibility.

In order to support the sales team, facilitate its work, and improve the quality of customer service, the Bank's efforts focused on two basic lines in 2005:

- Improvement of the transactional operating procedures and of the information available within the commercial sales and customer service platform, so that a record can be kept of all operating and commercial activity in a single, shared environment that is fully integrated with the other channels.

- Strengthening of the CRM tool as a means of acquiring greater customer knowledge, be they individuals or enterprises, and of anticipating their needs.

In line with the Social Action objective of participating in projects that improve the lives of the disadvantaged and help them in their daily activities, mention should be made of the branch office Accessibility project, the aim of which is for all the Bank's premises, particularly those that are open to the public, to be equipped with all types of physical accessibility requirements for handicapped persons by the year 2008.

In this respect, at 2005 year end, 213 branch offices (63% of the entire network) were already equipped with measures of this kind, which is 48 more than in 2004.

Apart from these 318 traditional branches, Bankinter also has a large team of specialists in various customer segments working at a number of clearly differentiated centres:

- **SME Centres.** One of our priorities continues to be to increase our presence in the strategic SME segment. Accordingly, a further 58 new centres were opened, mainly located in industrial complexes where there is a high density of small and medium-sized enterprises. At 2005 year end, Bankinter had a network of 105 SME Centres, among the 11 territorial organizations that comprise the Bank, with a total headcount of 296 employees.
- **Management & Financial Advisory Centres.** The number of these Centres, exclusively dedicated to taking comprehensive, personalized care of the customers in the Private Banking and Personal Finance segments, was 37 at year end, two more than in 2004, with a staff consisting of 125 highly-qualified professionals.
- **Business Management Centres.** The Bank currently has 45 Business Management Centres, 6 more than in the previous year, staffed by a total of 207 professionals. These are centres where larger companies and big corporations receive commercial services tailored to their needs.

	12/31/2004	12/31/2005	05/04 (%)
Non-specialized branches	308	318	3.25
SME Centres	47	105	125.53
millions of euros			
Average funds	16,683.11	18,079.89	8.37
Average credit facilities & loans	20,369.77	24,792.14	21.71
Income before taxes	236.57	277.95	17.49
NCS score	77.94	77.79	-0.19

Agency network



The progress made during 2005, both in terms of business volume managed and earnings achieved, enabled Bankinter's Agency Network once again to consolidate its leadership at national level in this distribution model for financial products and services.

The Agency Network was set up in 1992 as part of Bankinter's strategic commitment to growth and profitability. Its business model is based on partnership with professionals in the financial and advisory services field, and with it Bankinter seeks to achieve sustainable growth in its commercial activity, by sharing the margins earned on customer transactions with the agents, thus avoiding the structural costs associated with traditional branches.

At 2005 year end, the Bankinter Agency Network was managing funds totalling €1,738.53 million; equity securities amounting to €1,146.99 million; and credit facilities and loans (mainly mortgage loans to private customers) worth €1,405.71 million.

The increase in the commercial activities conducted in 2005, as regards both funds (with growth of 15.24%) and, more importantly, credit facilities and loans and equity securities deposits (with rises of 25.33% and 27.07%, respectively), led to a year-on-year increase in net interest revenue of 21.10%. This increase in balance sheet aggregates, and the consequent improvement in basic revenue of 10.25%, meant that the Agency Network achieved the best efficiency ratio in its history: 46.72%. The network's income before taxes amounted to €13.62 million, up 21.67% on 2004.

The concern for improving service quality was a constant throughout 2004, and was reflected in the improvement in perceived customer satisfaction (79.80 NCS points). The 1.33 point increase in this score compared with 2004 clearly shows how important quality (a differentiating factor in the value proposal offered by the Network to its customers) is to the Agency Network.

A major restructure of the network was undertaken in 2005 in the form of an appropriate segmentation of the agents that comprise it, based on aspects such as the balance sheet of each agent, their commitment to the business, level of specialization, etc. This segmentation brought with it the launch of a number of action plans concerning the agents' pay and incentives system, both in financial terms and in training and professional development.

Lastly, mention should be made of the fact that, as part of Bankinter's commitment to having the best professionals in the sector and to supporting their training and development, 76 agents joined the E.F.P.A. (European Financial Planning Association) certification scheme which provides them with training and accreditation in their function as financial advisers.



	12/31/2004	12/31/2005	05/04 (%)
Agents	1,004	1,007	3
millions of euros			
Average funds	1,508.50	1,738.53	15.24%
Average credit facilities & loans	1,121.60	1,405.71	25.33%
Income before taxes	11.21	13.64	21.67%
NCS score	78.47	79.80	1.69%

Virtual Banking

Virtual Banking represents a unique model of collaboration between a bank and another company, public agency or professional society or association. The agreement between Bankinter and its partner is implemented with the setting up of a Virtual Branch through which financial products and services are sold to the partner's employees or members, suppliers and customers.

Virtual branches are co-managed by the Bank and the partner: the former provides the capital, technology and financial products, while the latter provides access to the businesses and individuals with which it usually deals. The model's success lies in the fact that the income generated by the business is shared between the partner and Bankinter.

The principal Spanish and multinational companies operating in Spain have entered into such partnership agreements with Bankinter. And the sectors in which there are virtual branches are numerous: consultancy and advisory services, construction, pharmaceuticals, technology, electricity and tourism, as well as professional societies and associations.

Virtual banking customers mainly use the Internet in their dealings with Bankinter. 77.56% of transactions were performed through ebankinter.com in December 2005. Moreover, the new cell phone-based services recently launched by Bankinter have also been well received by virtual banking customers, with 6.94% of transactions being performed through this channel by individual customers in December 2005.

Out of all of Bankinter's networks, Virtual Banking is the most highly rated by customers in quality surveys. Virtual banking customers rate very highly this convenient and time-saving means of accessing their accounts and signing up for products without having to go to a real-world branch.

The high degree of satisfaction of Virtual Branch customers is also the result of the advice and personal attention they receive thanks to the Bank's remote service structures and of the knowledge and management possibilities that are offered by Bankinter's CRM.

	12/31/2004	12/31/2005	05/04 (%)
Branches	467	498	6.64
millions of euros			
Average funds	1,697.80	2,000.64	17.84
Average credit facilities & loans	1,339.72	1,555.63	16.12
Income before taxes	13.91	16.06	15.46
NCS score	81.18	81.26	0.09



Telephone Network

The Telephone Network, which comprises customers who sign up with the Bank through the telephone banking channel, was created twelve years ago and its users have been customers for eight years on average.

The Network's income before taxes in 2005 was €2.43 million (2% more than in 2004).

The average credit facilities and loans arranged with these customers (mostly mortgage loans) rose by 17% to €222.7 million. It should be noted that most of this growth related to new customers. Average funds stood at €234.03 million, which was 3% more than in 2004, thereby reversing the trend of the previous year. Equity securities deposits amounted to €90.7 million, which was 16% more than in 2004. Lastly, telephone network customers used an average of 6.6 products, which shows the high level of customer loyalty and integration in the Bank.

Operating costs rose by 3%. The number of new customers gained also rose: by 84% in comparison with 2004.

	12/31/2004	12/31/2005	05/04 (%)
Customers	44,108	45,045	2.08%
millions of euros			
Average customer funds	227.89	234.03	2.69%
Average credit facilities & loans	190.03	222.72	17.20%
Income before taxes	2.38	2.43	2.10%
NCS score	75.67	75.06	-0.80%



Internet Network

The Internet Network ended 2005 with income before taxes of €5.62 million. This amount was achieved with the management of the network's 69,068 customers, all of whom opened their accounts using the Internet channel, which is also the one they have preferred for their subsequent dealings with Bankinter.

The average funds of these customers amounted to €294,02 million, which was 32.63% more than in 2004. Part of this significant growth was contributed by time deposits, which rose by 37.76% to €58.61 million as a result of the commercial reinforcement of these products initiated by Bankinter in 2005, mainly for new customers using the Internet channel.

Noteworthy also are the figures for equity securities deposits, which were up by 36.73% and totalled €221,19 million at December 31; and for mutual funds and fund management agreements which increased by 47.57% to a total of €92.89 million.

Credit facilities and loans amounted to €885.38 million, and were up by 9.32%. Specifically, home mortgage loans continue to stand out as a major driver of business for the Internet Network.

The use of multichannels for inquiries and transactions with the Bank is something to which the customers of this Network are already accustomed, and they have a logical preference for the remote channels, among which the cell phone is gaining ground. Commercial management using CRM tools also benefits from the generation of personalized offerings using the most appropriate channel.

	12/31/2004	12/31/2005	05/04 (%)
Customers	46,466	69,068	48.64%
millions of euros			
Average funds	221.83	294.02	32.63%
Average credit facilities & loans	809.88	885.38	9.32%
Income before taxes	6.10	5.62	7.73%
NCS score	78.88	77.98	-1.14%

04 Intellectual Capital



Intellectual Capital



In 2005, Bankinter continued to explore systems to measure intellectual capital, being conscious that in the present environment, characterized by the technological revolution in communications and the increasing speed of change, the value of an enterprise increasingly depends less on the tangible and financial assets reflected in its financial statements and more on its intangible assets, which have their origin in the knowledge, skills and values of the individuals who form part of the stable core of the enterprise. Assets that, although they are not reflected in the traditional financial statements, generate value in the present and have the potential to do so in the future.

Bankinter's model of intellectual capital, arranged since 2002 in three main categories: human capital, structural capital and relational capital, presents two complementary aspects of usefulness. From an internal point of view, it facilitates the development of management policies aimed at optimizing the contribution that the strategic intangible assets make to the business. And from an external point of view, the aim is to achieve maximum transparency and efficiency of information, providing the Bank's shareholders and customers, and society in general, with useful information about the current value of the enterprise, as well as about its foreseeable future based on the potential of the different elements of intellectual capital and the efforts that are being made to develop it.

Human Capital

Human capital is defined as the knowledge, skills and attitudes of employees that provide value to the Organization.

Bankinter's human resources policy addresses the principal objective of achieving a trained, motivated workforce that is fully committed to the objectives of the Organization and its business model.

Staff selection activities were particularly important in 2005 owing to the notable growth in the labour force, which went from 3,267 employees in 2004 to 3,712 at the end of 2005. The methods used in all the selection procedures placed special emphasis on identifying customer-focused professionals, with commercial skills, able to work in a team, and committed to the Organization's culture and the achievement of results.

Professional development also continues to be a strategic element of the Human Resources policy. Once again, there was a substantial increase in the efforts made in training activities, as a result of which €1,232 per individual trained was invested in training. Apart from that, also noteworthy are the results of the latest internal atmosphere survey, which evidence the high levels of satisfaction and motivation of the labour force with scores of more than 80%.



The aim of the Bank's People Management project is to succeed in making Bankinter a high performance organization, by applying people management policies that, through motivation, increase the Bank's earnings and, therefore, its share value.

Lastly, in accordance with the impetus given over the past year to activities to enhance health and safety at work, a set of indicators was incorporated that reveal the systematic effort made by the Organization to train and inform the labour force on these aspects.

Human Capital

INDICATOR	2003	2004	2005
Descriptive indicators			
No. of employees	3,111	3,267	3,712
Average age (years)	37.08	36.99	36.59
Experience			
Average length of service (years)	10.73	11.09	10.45
Average length of service (years) as % of 40 years (professional lifetime)	26.83	27.73	26.13
Diversity			
Breakdown by gender			
Male (%)	55.48	55.19	54.98
Female (%)	44.52	44.87	45.02
Graduates (%)	66.51	67.10	70.69
Employees with advanced English language skills (%)	41.85	40.80	40.38
Number of nationalities represented	10	9	16
Number of different qualifications	78	95	92
% of labour force holding the 3 most common qualifications at Bankinter	40.31	47.63	43.91
Ability and development			
Employees who received training (%)	99.10	100.00	94.75
Average number of training hours per employee as % of 350 (average post-grad. course load)	12	19	18
Average number of training hours per employee	42.52	68.08	63.19
Average number of training hours per employee trained	42.90	66.48	66.69
Investment in training as % of total payroll	3	3	3
Investment in training per employee (€)	947	1,015	1,168
Investment in training per employee trained (€)	956	990	1,232
Employees with access to Virtual Classroom from their workstation (%)	100	100	100

INDICATOR	2003	2004	2005
Training actions in Virtual Classroom as % of total different training initiatives	9.62	7.42	19.02
Number of different training initiatives	364	512	389
Average no. of courses per employee	5	4	8
Total no. of courses taught	1,023	1,368	1,182
Index of application of training in the job performed (%)	95.5	100	100
Commitment and motivation			
Employees participating in stock and convertible debenture ownership programs (%)	85.50	79.28	68.24
Satisfaction index (NCS)*	62	N.A.	85
Motivation Index (%)*	62.25	N.A.	83
Participation in opinion poll (%)	76.2	N.A.	71.4
External rotation index	5.82	8.14	7.03
Employees participating in Quality Projects and Initiatives as % of total headcount	23.75	29.05	22.36
Employees participating in Debating Forums as % of total headcount	57.63	58.80	48.71
Employees who have received awards (%)	81.71	72.48	73.55
Recognition index (%)	21.47	32.35	19.64
Employees with variable compensation (%)	63.68	65.26	65.98
Variable compensation as % of total payroll	21.66	17.07	14.55
New hires in the past year as % of total labour force	8.52	12.46	18.59
% of employees with variable compensation who meet or exceed their targets	83.42	48.71	56.25
Personnel expenses (thousands of euros)	159,906	168,643	196,237
No. of contributions to knowledge communities	-	3,053	2,736
No. of suggestions for improvements	-	1,132	928
% of employees receiving individual mentoring	-	14	10
% of employees acting as mentors	-	3	3
Prevention of Occupational Hazards			
Seriousness Index = (days not worked due to accidents/hours worked) * 1000	-	0.15	0.10
Frequency Index = (No. of accidents / No. of hours worked) * 1,000,000	-	1.49	2.18
No. of total hours of absence (hours not worked due to common illness & non-industrial accident)	-	175,928	211,000
Value creation (thousands of euros)			
Contribution to GDP per employee	150.90	134.65	135.61
Productivity (thousands of euros)			
Customer funds per employee	5,688	5,977	7,402
Credit facilities and loans per employee	5,293	5,738	7,042



(*) The data are not directly comparable with those of previous years because the way of calculating the indexes has been changed

Structural Capital



Structural capital is defined as the value of the internal systems and of the corporate structure and culture. It is the knowledge that the Organization succeeds in specifying, systematizing and internalizing in its teams and individuals. Sound structural capital facilitates a better flow of knowledge and leads to the increased efficiency of the Organization.

One of the key factors for Bankinter is the development of appropriate cultural values to fulfil its strategy that can be shared and accepted by the Organization as a whole. This is achieved, for example, by making most of the management information (96.7%) available to all the Bank's employees.

This year we replaced the teleworking information with information about the number of remote log-ons, since this is a more meaningful indicator for assessing the flexibility enjoyed by Bankinter staff in doing their job.

Apart from that, Bankinter has traditionally had a strategic commitment to technology and to information and communication systems, since it is aware that they provide key support in the knowledge management process, since there is an ever-increasing amount of information to be processed and an increasing need to relay it to a large number of people. Accordingly, all of the Bank's labour force have access to the Intranet, the Internet, e-mail and all types of computer programs and applications.

Structural Capital

INDICATOR	2003	2004	2005
Management and strategic management			
% of hierarchical levels involved in preparing the Group's strategic plans	53	56	46
% of employees who know the Bank's objectives	100	100	100
% of management information available to all employees	94.00	96.00	96.70
Delayering and transparency			
Number of people participating in 360° evaluation	3,017	3,177	3,432
Average number of evaluators per employee evaluated (requests sent / total headcount evaluated)	9.81	11.26	10
Average number of persons evaluating each Management Committee member (requests sent / Management Committee members)	56.88	54.13	73.12
Flexibility (%)			
Internal job rotation	27.71	28.80	29.01
% of employees who have logged on remotely	54.39	52.46	54.20
No. of remote log-ons	116,889	139,063	159,006
Time logged on remotely per user (min.)	6,491	9,758	10,293
Employees accessing the Internet daily from the Bank's platform (%)	74.51	73.12	70.35
Employee suggestions implemented (per thousand)	29.73	2.69	34.63
Technology and process quality			
% of employees with access to Intranet	100	100	100
Employees contributing to development and maintenance of Intranet content	36	41	84
% of employees with access to e-mail	100	100	100
MIPs at central host / employees	0.66	0.73	0.73
Daily e-mail traffic (daily average in a 7-day week)	175,423	233,688	239,466
Number of quality projects and initiatives carried out	271	347	236
Number of prize-winning quality projects and initiatives	10	10	10
% of branches with Internet stations & telephones connected to the Telephone Banking platform	100	100	100



Relational Capital



Relational capital refers to the value for an enterprise of its interactions with the outside world: customers, suppliers, social partners, etc. In 2005, Bankinter continued to reinforce its strategic bid on the SME segment by opening 58 new centres specialized in serving, managing and advising this kind of customer.

The Bank also boosted the quality and variety of its various distribution and customer relation channels. The percentage of transactions that take place through remote channels continued to increase and currently stands at 67.46%. These channels are also an important way of attracting new customers: 41.80% of new customers in 2005 were obtained through channels like the Internet or Telephone Banking.

Also noteworthy within this category is the development of new indicators that reflect Bankinter's commitment to the wellbeing and quality of life of society as a whole. In 2005, Bankinter made a special effort in its social action activities, with new and more innovative projects to benefit the handicapped or groups of disadvantaged individuals that were implemented in partnership with certain entities that are especially recognized for their social role.

Relational Capital

INDICATOR	2003	2004	2005
Customer Relations			
Number of Branches	285	308	318
Number of Virtual Branches	443	467	498
Number of Bankinter Agents	990	1,004	1,007
Number of SME Management Centres	27	47	105
Number of Business Management Centres	39	39	45
Number of Private Banking Management and Financial Advisory Centres	31	35	37
Employees per Branch or Management Centre	8.14	7.64	7.32
Staff directly involved in the business (%)	72.13	72.87	74.46
% of new active customers	2.61	10.51	13.55
Annual growth in Average Total Assets (%)*			31.64
New active customers per employee	10.61	17.05	21.65
Quality and customer satisfaction			
% of financial incidents resolved in 48 hours	82.64	85.26	83.95
Number of complaints to Ombudsman for every 10,000 active customers	4.42	9.76	9.81
No. of complaints processed by Bank of Spain for every 10,000 active customers	0.68	2.70	2.02
Multichannel banking development			
Transactions through channels other than Branch Network as % of total Bank transactions	64.04	64.99	67.46
New customers attracted through channels other than Branch Network as % of total new customers	24.37	30.78	41.80

* With the entry into force of the new accounting regulations on January 1, 2005, the method of calculation changed.

INDICATOR	2003	2004	2005
Telephone Platform			
Calls answered by Telephone Platform / staff	2,646	2,422	2,114
Consultations and incidents reported to Telephone Banking handled by e-mail/ Telephone Banking staff	322	368	263
Active Telephone Banking users as % of total active customers	-	69.39	65.05
Transactions through Telephone Banking as % of Bank total	9.2	7.46	7.46
Calls handled by automatic service (%)	48	53	54
Agency Network and Virtual Banking			
% growth in number of Virtual Banking customers	8	4.4	5.45
Virtual Banking transactions through channels other than Branch Network as % of total Virtual Banking customer transactions	99.61	99.74	99.7
Internet			
Internet customers as % of total customers	33.14	26.42	26.97
Transactions through ebankinter as % of Bank total	47.51	50.09	53.31
Internet log-ons per active user	78.25	90.61	96.29
Equity securities activity through Broker ebankinter (%)	80	78.6	75
New customers signed up by Internet as % of total new customers igned up by the Bank	-	8.00	17.00
Shareholder and Investor Relations			
Channels available to shareholders & investors	9	9	9
No. of publications aimed at shareholders & investors	37	33	33
Relations with society, image and brand			
Support for Education, Culture & Innovation			
Alliances and collaboration projects with academic and research institutions	85	75	63
No. of lectures organized by Fundación de la Innovación Bankinter for the purpose of disseminating the Foundation's findings among Spanish businesses	-	8	14
No. of experts (scientists, economists, sociologists, businessmen, etc.) who participate in the forums organized by the Fundación de la Innovación BK	-	95	133
Environment			
No. of environmental projects	-	6	10
Training & communication actions aimed at optimizing consumption in the workplace and achieving responsible management of resources	-	7	11
Brand awareness			
Awards or public recognitions received by Bankinter	12	13	18
Positive and neutral assessments made in reports on Bankinter in the media in the target market (%)	92.14	88.04	88.92
Social action			
No. of projects to promote social development and accessibility for the handicapped	-	-	9
No. of agreements reached to include handicapped persons on the staff	-	5	5

05 People and Knowledge Management



People Management Policies



In 2003, Bankinter launched a project in the People Management area with the aim of making the Bank a high performance organization by applying people management policies that would have an effect on motivation and, accordingly, lead to an increase in earnings and share value.

The People Management area has been arranged in the following areas: Organization, Professional Development, Internal Communication, Knowledge Management, Recruitment, Pay and Planning, Network Coordination and Administration.

Specific policies have been defined in each of these areas, in line with the Bank's strategy and values. At the same time a set of tools has been developed, including: 'job map', 'knowledge map', 'pay model', 'new 360° evaluation', 'performance & potential', which provide Bankinter with objective information and data about its people. This information is very valuable for making meritocracy a reality at Bankinter and promoting it as a value for development within the Bank.

The Bank has one of the Spanish financial sector's most demanding recruitment systems; it applies a new system of aptitude tests that backs up the entire process and insures that only the best talent joins Bankinter. During 2005 more than 500 professionals passed these tests and joined the Bank's staff. The admission of this broad group of young people constituted a special chapter of our strategy in 2005, since their integration and professional development is our best guarantee for the future.

In parallel, since 2004, Bankinter has had a motivation project the results of which have been visible in the atmosphere survey 'Opina 2005'. Employee involvement in the Bank's decision-making processes, in the discussion and opinion forums, as well as transparency, teamwork or the transmission of knowledge, have been encouraged by the Internal Communication area as a means of achieving a better atmosphere and, consequently, of strengthening the corporate culture.

Great Place to Work


BEST
WORKPLACES
ESPAÑA 2005

For the second year running, Great Place to Work® Institute España recognized Bankinter as being one of the best places to work in 2005, based on a survey conducted during 2004-2005.

This award ranks Bankinter among the top 25 places to work in Spain. According to GPTW's definition of an excellent working environment, Bankinter is a place where "you can trust in the people you work for, feel proud of what you do, and enjoy the company of those you work with."

The award was made after completion of a study of the Bankinter culture and a questionnaire submitted to a random sample of employees.

Staff Recruitment

The Staff Recruitment area was one that was particularly involved in the execution of the projects for expansion envisaged by the Bank in 2005.

It was involved in establishing a new staff selection procedure that is even more demanding, if that is possible, at a time when it was not only Bankinter that was growing but also its most direct competitors.

The objectives set were met satisfactorily and on time, and the Bank succeeded in hiring the best professionals in the marketplace. Bankinter is a benchmark as a generator of employment in the banking sector in all its areas: commercial, executive and technical. In addition, there has been a four-fold increase in the number of handicapped persons on the staff.

The more than 500 new hires in 2005 are a guarantee that the Bankinter labour force continues to be its best asset, giving the Bank a competitive advantage that is difficult to replicate.



Talent

Nowadays, all the experts agree that talent is a key resource for creating value for businesses; but there is less consensus when it comes to defining and measuring it. Bankinter is fully aware that an organization's success in the knowledge society depends on its ability to manage talent. This is why it addresses this difficult task by attaching maximum importance to this variable in its strategic approach. This has entailed the implementation of new, selective policies for attracting and signing up talent, and the development and monitoring of the people and the teams who make up the Bank. Thus 2003 saw the launch of a specific project encompassing the whole Organization and with 'the Talent of People' as its slogan and its objective, which seeks to make this intangible asset the Bank's principal driver of change and differentiation in the medium term.

This project has come into being with the purpose of making visible what today is invisible, what today is hidden at the Bank. In an increasingly competitive market, where size, mergers and acquisitions are what shape the strategy of some banks, our competitive advantage will depend on the talent of our staff, in other words, their professionalism, their capacity for innovation, action and learning, and their commitment to the Bank.

Employees who are identified as having talent will receive special treatment under the Bank's people management policies. Their development will be encouraged with training courses, on-the-job learning and missions, as well as with job rotation and promotion policies to give them experience and a successful professional career. In short, the professional development of the Bank's young talent will be identified and promoted in the early stages of their careers. For the successful implementation of this project we rely on the responsible involvement of the Bank's people managers, who must facilitate and bring out the talent of the people they line-manage, and who must create a work environment and atmosphere that makes it possible to develop the best of every professional. In the medium and long term, the persons directly involved in this project must lead and drive the change in the Organization towards this new culture based on talent.



06 Businesses



Economic Environment and International Markets



The world economy continued to grow at a strong pace in 2005. The United States maintained a steady rate of growth of more than 3.5%, which represented a minimal slowdown in comparison with the previous year. China continued to grow at a very high rate of more than 10%, with a strong contribution from investment and exports. Even the countries where recovery was more delayed (Japan and Germany) showed some signs of improvement.

In Spain growth surged to nearly 3.5% as a result of private spending (up by 4.5%), investment in fixed capital (up by 9%) and construction (up by 6%). The contribution from the foreign sector continued to be clearly negative, and the current account balance deficit continued to reach increasingly high levels. Cumulative inflation for the year stood at 3.7%, due to the combined effect of more expensive raw materials and the appreciation of the dollar. Although this rate was higher than the 3.2% recorded at the end of 2004, the gap between the inflation rate in Spain and the European average remained stable during the year.

The cost of raw materials, and of oil in particular, continued to rise in 2005, reflecting the strong growth of emerging countries, especially China. The price of a barrel of oil in Europe rose from $41 at the end of 2004 to $59 at the end of 2005. The hurricanes in the Gulf of Mexico caused the price of oil to rise to over $70 per barrel in September 2005.



Interest rates

In 2005 the U.S. Federal Reserve continued with its policy of interest rate increases that began in 2004. The Fed raised its intervention rates on the eight occasions on which it met in 2005, from the initial 2.25% to 4.25%. At its last meeting in December, the Federal Reserve suggested that this process of rate rises could be coming to an end.

Meanwhile, in Europe, the European Central Bank raised its reference rates from 2% to 2.25% in December 2005, bringing the first change in its monetary policy for over two years. The inflationary pressures triggered by the rise in oil prices and the symptoms of some recovery in activity in the central countries of the euro area were the arguments behind this movement in rates, which could continue moderately in 2006.

Even in Japan discussion began as to whether it was appropriate to put an end to the zero interest rate policy, applied for several years now, and accompanied by massive injections of liquidity to combat deflation and refloat the banks in crisis. There could be some tightening of monetary policy in 2006.



Interest rates	December 2004	December 2005
Spain		
Intervention rate (ECB)	2.00%	2.25%
10-year bond	3.70%	3.35%
United States		
Intervention rate	2.25%	4.25%
10-year bond	4.25%	4.40%

Foreign exchange market

In 2005 the dollar reversed a good part of the fall it had suffered in previous years. The progressive increase of interest rates by the Fed, above what had been expected by the markets, and the strength of the economy, were once again attracting capital to the United States in large amounts that were more than enough to finance the growing external deficit.

But the most outstanding movement of the year was the revaluation of the Chinese yuan against the dollar, which was decided in July. The size of the revaluation (2.1%) was clearly modest, but it represented an important sign of change in the process of acceptance of market mechanisms by the Chinese authorities.

During the year, the dollar rose 14.4% against the euro and 14.6% against the yen. The euro/yen rate of exchange remained virtually the same throughout the year (+0.3%), although the yen did rise 7% against the euro mid-year.

euro/ US dollar and euro/yen in 2005


1.5
1.4
1.3
1.2
1.1
150
140
130
120
110
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
euro/yen (Right)
euro/dollar (Left)

International stock markets

2005 was the third consecutive year of stock market recovery as a result of a sharp rise in corporate earnings - of between 15% and 20% depending on the markets - and low interest rates that favoured the relative attraction of the stock markets. The biggest rises in the developed markets were in Japan (up by 40%), where the consolidation of the economic recovery was combined with the indisputable victory of prime minister Koizumi in the legislative elections in September, which boosted foreign confidence in the country's restructuring process.

In Europe also there were very notable increases, especially in Germany (up by 27%), where the economic situation began to show some symptoms of improvement. In Spain (up by 18%) the appreciation was more than acceptable in relation to interest rates; however the Spanish markets did not perform as well as the majority of the European markets, reversing the trend in better performance of previous years.

By sectors, the best in Europe were the oil companies (up 31%), as a result of the extraordinary income generated by the levels of oil in the international markets; and insurance (up 31%) and banks (up 26%), due to their attractive valuations in an environment of low, stable rates. On the negative side, most noteworthy was the general weakness of the telecoms companies (down 7%). In Spain, the construction companies and property developers continued to lead the market, while Telefónica (down 8.3%) did not escape the negative trend of its sector.

Performance of the main stock markets in 2005

	Index	Performance in 2005
Spain	Ibex 35	18.2%
United States	S&P 500	3.0%
United States	Nasdaq	1.4%
United Kingdom	FTSE 100	16.7%
Germany	DAX	27.1%
France	CAC	23.4%
Japan	Nikkei	40.2%

Market share

2005 was characterized at Bankinter by the Bank's ongoing commitment to profitable growth, and this was reflected in the performance of the principal lines of business: both in credit facilities and loans, which continued to grow strongly, particularly in the SME segment, and in mortgage financing and customer funds, where the mutual funds caption deserves special mention.

Bankinter is a multichannel bank in which technology plays a vital role in the management of the business and in the commercial activity, and makes a crucial contribution to the development of the profitable growth strategy. In this respect, the consolidation and growing use of relational capabilities and Customer Relationship Management (CRM) tools enable us to convey our value proposal to our customers increasingly clearly, based on products and services that are innovative and differentiated, and with personalized conditions for each customer.

Market share (%)

	2004	**2005***
Income	3.22	3.30
Assets	3.67	3.90
Deposits plus debt securities	4.34	4.37
Mutual funds	3.42	3.54
Credit facilities and loans	4.40	4.40

(*) May 2005 data

Source: AEB (Spanish Banking Association) (except for the Funds share)

Customer funds and Credit facilities and loans

2005 was characterized at Bankinter by strong, profitable and healthy growth from the point of view of credit facilities and loans, following the strategic guidelines on asset quality. The rise in housing prices in Spain - although slower in the closing months of the year - together with the good performance of the economy, marked a strong dynamism in the performance of the mortgage activity.

From the point of view of customer funds, the Bank's emphasis on advisory services and service quality led to growth in mutual funds of 15.63%, year on year, in assets managed. This growth, which was higher than the market average, was repeated in the rest of customer funds.

Customer funds



At December 31, 2005, customer funds totalled €27,477 million, an increase of €7,031 million (34.38%) on 2004. Off-balance sheet funds amounted to €11,066 million, which was €1,758 million (18.89%) more than in 2004.

Taking into account both on- and off-balance sheet customer funds, there was growth of 29.54%, with substantial increases in mutual funds and pension funds of 15.63% and 22.19%, respectively.

These figures show that the focus on advisory services initiated in 2004, which has become the keystone of the Bank's customer relations, has clearly borne fruit. The insignia of this strategy continued to be the management agreement service, whereby customers delegate to Bankinter the management of their assets in funds, shares, pension funds or voluntary pension entities and only have to pay management fees when the Bank earns money for them.

Innovation in investment products continued to be one of Bankinter's priorities, and 2005 saw the launch of new alternative management funds, structured deposits, bonds, as well as the new 'Cuenta Ahorro Seguro' savings accounts and Unit Linked policies.

A highlight under customer funds was the continued exceptional market response to the 'Cuenta Nómina Bankinter', the salary direct deposit account through which we offer a full range of products and services. The number of accounts of this type rose by 7% in 2005.

Customer funds

			variation	
thousands of euros	**12/31/2004**	**12/31/2005**	**amount**	**%**
Deposits	**13,583,667**	**15,490,497**	**1,906,830**	**14.04**
Public Authorities	435,106	283,771	-151,335	-34.78
Residents	12,723,713	14,795,924	2,072,211	16.29
Demand deposits	6,196,511	7,374,024	1,177,513	19.00
Time deposits	2,145,129	2,202,448	57,319	2.67
Asset repos	4,382,073	5,219,452	837,379	19.11
Non-residents	363,422	343,520	-19,902	-5.48
Valuation adjustments	61,426	67,282	5,856	9.53
Bonds and other marketable debt securities	**6,862,782**	**11,986,462**	**5,123,680**	**74.66**
Total	**20,446,449**	**27,476,959**	**7,030,510**	**34.38**

Off-balance sheet funds managed



Off-balance sheet funds grew by 18.89% in 2005 in comparison with the figure at December 31, 2004, and totalled €11,066.3 million. The biggest growth was in mutual funds and pension funds.

The amount of assets managed in mutual funds reached the record figure of €8,692.7 million, which was 15.63% more than at 2004 year end.

The amount of assets under management at Bankinter in pension funds, voluntary pension funds and occupational pensions rose by 22.19% to €880.3 million.

Off-balance sheet funds managed

thousands of euros	12/31/2004	12/31/2005	Variation 05/04	
			Amount	%
Total	**9,308,247**	**11,066,305**	**1,758,058**	**18.89%**
Of which:				
Mutual funds	7,517,691	8,692,687	1,174,996	15.63%
Pension funds	720,463	880,331	159,868	22.19%

Mutual funds

The assets managed totalled €8,692.68 million at the end of 2005, which was 15.92% more than in the previous year.

In addition to this amount, mention should be made of the growing importance of the open architecture of the advisory services that Bankinter offers to its customers. For more than eight years Bankinter has had distribution agreements with the world's leading international fund managers so as to be able to distribute their funds and thereby contribute value to the Bank's customers' portfolios. The assets managed by fund managers other than the Group's fund manager amounted to €840.34 million.

There was a clear shift in the distribution of the assets in the mutual funds portfolio with respect to 2004, with equity funds accounting for a greater proportion and a fall in fixed income funds, which was in line with the performance of the financial markets.

Money market funds, at 45.9% of the total portfolio, continued to account for the most significant portion of the overall total, although it is true that year by year their significance is diminishing as a result of efficient customer 'reportfolioing'.

Bankinter has one of the most competitive ranges of conservative mutual funds that are clearly segmented according to target customer, with these assets being the shelter from which to diversify towards higher risk products.

There was a slight advance in the importance of guaranteed funds to 13.92% of total funds, as a result of the placement of nearly €500 million of the 'BK Gran Reserva 40 Aniversario FI' mutual fund through four series launched in the course of the year which were very well received by the market.

Distribution of assets 2005 (%)




Money market funds: 45.91%
Fixed income funds: 10.51%
Mixed funds: 5.83%
Equity funds: 23.82%
Guaranteed funds: 13.92%

Pension funds

The volume of pension funds and EPSVs (voluntary pension entities) at Bankinter totalled €880.3 million at the end of 2005, which was 22.19% more than at the end of 2004.

The leading role in this growth of pension funds and EPSVs was played by the Bank's management agreements, which continued to contribute high added value to the portfolio management of these longer-term specific-purpose savings assets.

Bankinter has 16 individual pension funds and 9 EPSVs, which enable customers to benefit at all times from the best advice, whatever the geographical area or type of asset that are most favoured by the prevailing economic situation.

To celebrate Bankinter's fortieth birthday, the Bank launched a new guaranteed equities pension fund called 'BK Gran Reserva 40 Aniversario FFPP', which has a counterpart EPSV, with a total of €28 million under this structure.

For the third year running, the pension fund Programa Retorno ("Return Program") continued to generate steady growth in the Bankinter portfolio, by rewarding customers who maintain their investment in this type of asset and also increase their yearly contributions. The greater the customer loyalty, the more they benefit.



Insurance

In 2005, Bankinter maintained its focus on the insurance activities conducted through its subsidiaries Bankinter Seguros de Vida, de Seguros y Reaseguros SA and Bankinter Gestión de Seguros SA.

With the aim of making this activity one of the business pillars, intensive efforts continued to be made to train the commercial network staff, by organizing courses that place special emphasis on the important task of providing advice, which contributes a fundamental value to the relationship with customers.

During the year increased investment was made in IT developments to make it possible to offer greater transparency in insurance products and an appropriate multichannel offering, and these efforts have already begun to bear fruit in the form of important new features. These include most notably the fact that customers can access the details of their insurance positions (life, accident and home insurance) through ebankinter.com and their cell phone. The range of insurance available through this new channel was increased and has proved very popular with our customers.

Worthy of mention is the fact that in the risk insurance field, the portfolio rose to 464,253 policies. This is 27% more than in 2004, and included a good start in this activity with corporate customers.

Credit facilities and loans

In 2005 Bankinter's lending activity was once again characterized by a commitment to healthy, profitable growth in terms of asset quality. At December 31, 2005, the Bankinter Group's credit facilities and loans amounted to €29,409 million, which was €5,348 million (22.23%) more than at the end of 2004.

Mortgage lending continued to be the linchpin of the Bank's lending activity, although the selective business strategy applied, both in terms of customers and profitability and the quality of the loan assets, did not vary during the year. In this respect it is important to point out that 95% of the €5,422 million of new lending - which represented a year-on-year increase of 31.8% - related to customers with a medium or high profitability profile.

At year end, secured loans had grown by 20.4% to €21,550 million. However, the most noteworthy aspect of the growth in Bankinter's lending activity in 2005 was the focus on the SME segment, in which lending grew by 44.9% to €4,064 million. This growth was supported by all the lines of financing products: credits, leasing, portfolio, import/export financing, factoring, etc.

2005 brought the continued expansion of the new consumer financing formulas, both in the form of pre-authorized loans and in the financing of credit card purchases. In these products, an increasingly important role is played by the new distribution channels, especially the Internet and cell phones.

The Bank's robust balance sheet continued to represent a competitive edge and the basis for the creation of value in our business, as a result of which Bankinter has one of the lowest nonperforming loans ratios in the whole banking industry at 0.23%.

Credit facilities and loans

thousands of euros	**12/31/2004**	**12/31/2005**	**05/04**	
			Amount	**%**
Lending to Public Authorities	19,558	31,430	11,872	60.70
Lending to resident borrowers	20,029,922	25,888,956	5,859,034	29.25
Commercial bills	1,207,216	1,469,572	262,356	21.73
Secured loans	14,370,718	18,409,428	4,038,710	28.10
Financial leasing	642,706	888,433	245,727	38.23
Other loans	3,809,282	5,121,523	1,312,241	34.45
Lending to non-resident borrowers	384,672	548,806	164,134	42.67
Nonperforming loans	78,576	70,572	-8,004	-10.19
Subtotal	**20,512,728**	**26,539,764**	**6,027,036**	**29.38**
Credit loss allowance (ex off-balance sheet risks)	340,183	412,075	71,892	21.13
Other valuation adjustments	9,088	11,699	2,611	28.73
Total credit facilities and loans	**20,181,633**	**26,139,388**	**5,957,755**	**29.52**
Credit facilities and loans ex-mortgage securitization	**24,060,122**	**29,408,537**	**5,348,415**	**22.23**

Customer segments

In 2005 Bankinter made great progress in the SMEs sector, both as regards the opening of branches for this sector, of which there are now 105 (123% more than in 2004), and in terms of the continuing good earnings achieved that are surprising considering the major investment undertaken.

This growth in the SME segment was not at the expense of growth in other sectors in which branches were opened, particularly in Private Banking, Corporate Banking and in the business with private individuals.

Income from customer business was €306.10 million in 2005, up 17.12% on 2004.

Average funds increased by 9.06%, most notably in the Banking for Private Individuals segment. Average credit facilities and loans grew by 18.48%, boosted by the SME segment.

This increase in income was underpinned by the increasing use of tools such as CRM, which helped the Bank to enhance its commercial business.

In 2005 Bankinter continued to outperform its competitors in its standards of quality, with an NCS score 6.45 points higher than the average for the market.

Total segments

millions of euros	12/31/2004	12/31/2005	05/04 (%)
Average customer funds	19,800.73	21,595.00	9.06
Average credit facilities & loans	22,345.24	26,476.03	18.48
Income before taxes	261.35	306.10	17.12
Efficiency (%)	49.80	50.31	0.51
NCS	78.11	77.76	-0.35

Banking for Private Individuals

In 2005 there was a 38% increase, year on year, in new customers in the Banking for Private Individuals segment. The efforts made in the year to attract new customers focused on the qualified growth of our customer base, with the result that there was a 49% increase in the number of customers joining the Bank who are defined as profitable.

Commercial activity

The commercial activity followed a satisfactory course in 2005. Noteworthy among other aspects was the fact that 26,046 mortgage loan transactions were arranged for a total amount of €3,937.8 million, which was 24% more than in 2004. These figures are complemented with others that are equally significant and define the Bank's focus in the mortgage business:

- The number of mortgage loans arranged with new customers was 16% higher than in 2004.
- 68% of these mortgage loans were granted to customers with a high socio-economic profile, thereby improving this ratio in comparison with the previous year, when customers of this type accounted for 63% of the loans.

This qualification matches the quality of our mortgage portfolio, which has a nonperforming ratio of 0.11%. This nonperforming loans ratio is a continuation of low levels in the past, and is one of the lowest in the sector.

The average customer funds in this segment totalled €6,576.19 million at December 31, 2005, with 43% of them relating to mutual and pension funds.

The total customer assets in both the funds managed by our own manager and those marketed by Bankinter but managed by outside managers were 16% up on December 2004. These figures are consistent with the Bank's high quality and breadth of range in investment products, and with our firm focus on providing our customers with advice.

In life insurance activity, there was a 22.71% year-on-year increase in the sale of this type of product to our customers, which is undoubtedly yet another example of the year's commercial buoyancy. Lastly, at December 31, 2005, cross-sales stood at 6.2 products per active customer.

millions of euros	**12/31/2004**	**12/31/2005**	**05/04 (%)**
Average customer funds	5,564.71	6,576.20	18.18%
Average credit facilities & loans	15,158.57	17,610.22	16.17%
Income before taxes	94.49	103.68	9.72%
Efficiency (%)	60.42	61.40	0.98%
NCS	78.2	78.1	(0.99%)

banca privada bankinter

Private Banking

2005 could be described as the year in which the Bankinter private banking model became fully operational. This involved in-depth analysis of the Bank's own internal potential for being able to provide the type of service specifically demanded by high income and net worth individuals.

This analysis led to the incorporation in the segment of 10,000 new Private Banking customers, which, together with a marked acceleration of activities to attract new customers, resulted in the substantial growth of the internal share of this business in the world of private individuals at Bankinter.

In 2005 we continued to extend our Management and Advisory Centre network, which now comprises 37 centres located throughout Spain, two more than in 2004.

2005 - in which market performance was excellent - was the year of consolidation of the portfolio of bespoke structured products, which proved to be very popular with customers. The new regulations governing collective investment institutions, which were approved at the end of 2005, open up the horizon to new highly interesting possibilities for customers that will enhance our offering in 2006.

The team of staff in the Bankinter private banking business line - encompassing both the Private Banking and the Personal Finance divisions - continued to grow in order to provide absolute quality to a customer base that is also constantly growing. As a result, there are now 125 people engaged exclusively in management and advisory functions, for whom a very specific training program has been designed and implemented that leads, among other aspects, to the qualification of 'European Financial Adviser' awarded by the EFPA (European Financial Planning Association), of which Bankinter is a corporate member. By the end of 2005, more than 61% of the team had gained this qualification.

The consistency of our methods, together with the internal and external credibility of our value proposition, resulted in the growth of the private banking customer base to a total of 36,587 active customers, signifying an increase of 31.52%.

The on- and off-balance sheet customer funds managed increased by 7.48%, year on year, to €5,441 million. Noteworthy in 2005 was the performance of the Fixed Income caption, which recorded extraordinary growth as a result of the positive reception given to the bespoke structured products, leading to an increase of 70.14%. Similarly, and underpinned by the good performance of the domestic and international markets, and by the constant enhancement of the offering from Broker Bankinter, there was a 21.05% rise in the Equities caption.

Average credit facilities and loans recorded an increase of 24.8%, which was in keeping with our strategy of offering comprehensive banking to customers rather than a mere asset management service.

In the year that Bankinter celebrated its 40th birthday, in Private Banking we continued to do what we do best: promoting customer relations through all the networks and channels. In this respect, Customer Relationship Management (CRM) is now a key component of the Division's culture and daily work, providing assurance of the ability to continue providing a service of absolute quality.

millions of euros	**12/31/2004**	**12/31/2005**	**05/04 (%)**
Average customer funds	5,061.93	5,440.71	7.48
Average credit facilities & loans	1,440.87	1,797.91	24.78
Income before taxes	47.34	51.77	9.37
Efficiency (%)	36.07	36.51	0.43
NCS	77.52	77.27	-0.25

banca privada bankinter

Personal Finance



Under the 'banca privada bankinter' brand, Personal Finance is the Bank's business division that specializes in providing advice and comprehensive management for customers with a higher level of income or net worth.

These are customers with complex financial and asset requirements who need a more specialized and comprehensive service that provides them with complete solutions from multiple viewpoints. In short, management that covers not only the financial but also the legal/tax and wealth aspects.

To receive appropriate attention to their needs, Personal Finance customers have a network of Management and Advisory Centres (totalling 37) available to them, located throughout Spain.

As a result of Bankinter's high technological standard, and of a multichannel and multinetwork offering that sets the Bank apart from the rest of the market, the customers of the Personal Finance division have access to the best means of dealing with the Bank in every situation.

In 2005, quality was once again the fundamental pillar of the Personal Finance Division's strategy, with renewed support from customers who expressed very favourable opinions on the service received, awarding us a score of 80.88 NCS points out of 100, which is bordering on levels of excellence and places us clearly above the average for the sector.

This overall value proposal, which is perfectly understood by the customers, enabled us to achieve growth in 2005 that was 17% higher than in the previous year, taking the financial assets managed to a total of €10,566 million.

There was also a 30.78% increase in lending during the year, which totalled €721 million, the idea being that the comprehensive management of customers' assets should be a reality. Substantial efforts were also made to attract new customers, resulting in a 60% increase in the number of customers, which was much higher than the figures achieved the previous year.

The increase in the number of SICAVs (open-end investment companies), which is the star product for this type of customer, took us to fourth place in Inverco's league table.

millions of euros	12/31/2004	12/31/2005	05/04 (%)
Average customer funds	2,920.59	3,104.41	6.31
Average credit facilities & loans	551.19	720.83	30.78
Income before taxes	24.30	28.43	17.02
Efficiency (%)	22.37	20.84	-1.53
NCS	82.04	80.88	-1.16

Corporate Banking



The Corporate Banking segment provides a specialized service to large and medium-sized companies and to the public sector. A total of 45 Corporate Centres manage average total assets of more than 4,000 million and distribute products and services, with a clear technological differentiator, among more than 9,000 customers.

The strategy continued to be based on offering innovative and distinctive financial products. Supported by the Bank's high technological standards and maintaining the premise of quality, the Corporate Banking area continued to develop new products and services.

In line with the Bank's strategy, any development of products or services involves the implementation of them in each and every one of the Bank's relationship channels. Illustrative of this endeavour is the fact that our Internet banking platform is currently the primary banking channel used by our Corporate Banking customers, since it accounts for 79.81% of all transactions, compared with those performed, for example, through the traditional branch network, which account for 11.36% of the total.

Quantitatively, 2005 can be considered an excellent year for Corporate Banking, since it contributed 22.42% of the Bank's total income before taxes from customer business. During the year as a whole, this segment showed sound growth in the generation of income, with a big increase in basic customer revenue, underpinned by excellent net interest revenue and fees with more moderate increases per books, since they were affected by the new International Accounting Standards (IAS). These increases in income were achieved while maintaining high creditworthiness, with a nonperforming loans ratio of 0.22% at the end of the year. Similarly, cost containment and adjustment continued in 2005, as shown by the fact that the efficiency ratio in this segment stood at 33.80% at the end of 2005.

millions of euros	12/31/2004	12/31/2005	05/04 (%)
Average customer funds	4,219.60	4,440.32	5.23
Average credit facilities & loans	3,322.60	3,621.80	9.00
Income before taxes	54.78	68.63	25.28
Efficiency (%)	35.92	33.80	5.90
NCS	79.35	79.06	-0.36

SMEs

2005 saw growth both in the number of active customers and in business volume, leading to significant increases in the balances managed. There was a 57% increase in the number of customers attracted, as well as higher percentages than in the previous year in the capitalization of new customers.



Average total assets grew by 34.5%. The most noteworthy items were the financing of long- and medium-term investments, with an increase of 43.84%. This growth continued to be underpinned by the sound assessment of credit risk, which made it possible to reduce the nonperforming loans ratio in this segment to 0.44%.


PYMES

As in previous years, this significant increase in operations was managed largely through the most efficient channels. Thus, customers habitually carried out their transactions over the Internet, which was used to perform over 67 million transactions in the year, with extremely high standards of service reliability and quality, both highly rated by customers.

As regards the quality of the service provided, there was a substantial increase in the overall Net Customer Satisfaction (NCS) score for the SME segment as a whole, which rose to 77.53 points.

In 2005 numerous improvements and new functionalities were included in the corporate electronic banking platform, ebankinter Empresas, most notably, the introduction of new options when, for example, depositing checks - deposit by cell phone -; and other services such as batch tax payments, web remittances and the 'Encaja' cash program.

The specialized knowledge required to serve SME customers, combined with the significant number of employees who joined this segment, led once again to an increase in the Bank's training drive. In 2005, 38,632 hours were devoted to specific training programs that were attended by a total of 523 individuals.

January 2005 saw the completion of the Legal Entities CRM, with a specific module to support customer attraction, which provides the sales personnel with all the information available on potential corporate customers using a single interface, thereby making it possible to check the exact status at any time of the efforts in customer growth. All with an essential aim, that of providing customers with the best recommendations at the most appropriate time.

Work continued in 2005 on expanding the new SME distribution network in industrial parks. 58 new centres were opened in the year, bringing the total number of SME branches to 105 as of December 31.

millions of euros	12/31/2004	12/31/2005	05/04 (%)
Average customer funds	2,060.85	2,338.63	13.48
Average credit facilities & loans	2,804.62	4,064.53	44.92
Income before taxes	32.88	45.84	39.40
Efficiency (%)	56.71	57.46	0.75
NCS	77.26	77.53	0.27

Capital Markets and Treasury

The Fixed Income market

2005 was marked by continuing rises in U.K. and U.S. interest rates, and the first rise in rates in the euro area since 2000.

The rises in American rates continued to be gradual, and they ended the year at 4.25%, compared with 2.25% in Europe. These rises were not reflected in long-term rates, which remain low due to the prospect of containment of inflation in the long term and moderate growth.

We continued to segment the market into three main groups of bonds: government bonds, corporate bonds and asset securitizations.

Government bonds had a year marked by record low yields in the long-term sections of the curve in Europe, with the '10-year German' bond going as low as 3% in 2005. During the year there were movements within ranges tending towards flatter curves, following the guideline of the American curve.

Corporate bonds achieved high stability within increasingly narrow spreads with respect to government bonds, except for the bonds of the big American automobile companies (General Motors and Ford) which were downrated to 'high yield' levels. There were no significant bankruptcies among corporate issuers, unlike 2003, which saw the demise of Parmalat, Enron and other high profile bankruptcies.

The third market, asset securitizations, performed very well in 2005, albeit with a small upturn in spreads at the end of the year as a result of the large volume of paper that came on to the market. The primary securitization market continued to be very active.

Once again in 2005, Bankinter was present in all three markets: in the first, as a government bond market maker and as the joint leading issuer of Spanish treasury bonds; in the corporate bond market, with a very active desk in the Euronote market; and in the securitization market, where it issued 3,675 million in the European institutional market, thereby maintaining its position as a major and frequent issuer of asset-backed bonds.

In 2005 Bankinter was once again a benchmark entity in the corporate promissory note market, both as an issuer and a placement agent.

The Equities market

As an issuer of warrants, Bankinter quotes on the most heavily traded underlyings in the warrants market: Ibex 35, Banco Santander Central Hispano, Telefónica, Banco Bilbao Vizcaya Argentaria and Repsol, offering highly competitive prices thanks to its management and liquidity, as well as the possibility of trading on-line using the Broker Bankinter, which is the market leader in warrant transactions on the Madrid Stock Exchange.



Bankinter's liquidity and funding in the capital markets

Bankinter's high balance-sheet growth in recent years has made it necessary to place special emphasis on the monitoring of its liquidity and capital figures. As a result of careful planning, and through the establishment and maintenance of various financing programs and instruments, the Bank has had efficient access to the Spanish and international capital markets, both short-term (commercial paper) and long-term (bonds).

The various issues launched by Bankinter have been very popular with both domestic and foreign investors due to the Bank's solvency, transparency and quality of management and, in particular, the high ratings obtained from rating agencies.

There have been recurring short-term issues under the Bankinter Commercial Paper Program, in which business was brisker in comparison with the previous year. The average outstanding balance of securities in 2005 amounted to €3,060 million.

Special mention should be made of the high balance-sheet growth in the mortgage field, which was accompanied by a series of major transactions aimed at ensuring the financing and capital required by Bankinter to maintain its high growth rates. The total amount of these transactions (other than short-term issues under the Commercial Paper program and including bonds, securitizations, etc.) was €6,025 million. Noteworthy were three senior debt issues (€2,075 million) and three mortgage securitizations (€3,675 million).

Bankinter continues to be a benchmark in the mortgage loan securitization market, not only in terms of the total volume issued (€10,562 million), but also in terms of the quality and frequency of the transactions. This is evidenced by the diversity of the investors involved, the large number of entities wishing to take part in the structuring or design of the securitizations and the brisk trading thereof on secondary markets.

Securitization remains a key management tool that will enable Bankinter to achieve further growth in a secure, profitable and efficient manner. That is why the Bank will foreseeably continue to regard securitizations as an important means of financing balance-sheet growth. However, we will continue to study new alternative channels which, in conformity with the new International Accounting Standards and within the foreseeable scenario arising from the new Basel Committee regulations on capital requirements, will make it possible to further optimize the liquidity and the capital required by the Group.

Lastly, mention should be made of the enhancement of the capacity for the distribution of bonds and derivatives within the Bankinter Group. With the support of the Research Department, our intermediation and advisory services are becoming a basic pillar of growth in this area.

The liquidity situation in 2005, measured in terms of dependence on the interbank market and excluding transactions against assets, as of the last day of each month, was as follows:

Dependence on interbank market


-1,000
-1,500
-2,000
-2,500
Dec. 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05

Risk management

Risk policy is one of the key aspects of the Bankinter Group strategy, and places special emphasis on identifying, measuring, managing, controlling and monitoring credit risk, market risk (structural interest rate risk and that attached to Treasury and Capital Markets activities), liquidity risk and operational risk. The objective is to properly manage risk and optimize such management through the assets, liabilities and hedging instruments available to the Bank.

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division, the Risks Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the specific limits for market and liquidity risk.



At executive level there is a segregation of functions between the business units in which risk arises and the units responsible for monitoring and controlling this risk.



The audit and internal control systems also address other risks inherent in the Group's activity, such as legal, tax, fraud and technology risks.

The Bank continues to make headway in implementing methodologies, systems and policies for the measurement and management of risk and capital requirements in accordance with the principles laid down in the new Basel II Capital Framework.

Structural risks

The purpose of Bankinter's policy on structural interest rate and liquidity risk control is to manage and control the impact on the Bank's income statement of variations in interest rates, in the main market variables and in the balance sheet structure itself.

The Board of Directors delegates the constant monitoring of decisions regarding interest rate and liquidity risk, as well as stock market and institutional exchange risk to the Assets and Liabilities Committee (ALCO). Each year it reviews, approves and delegates to the ALCO the limits applicable to the management of the aforementioned risks.

The ALCO adopts the most appropriate investment and hedging strategies to mitigate the impact of variations in interest rates and other significant market variables, and determines the Bank's financing policies for their implementation by the Treasury and Capital Markets Division.

Structural interest rate risk

Structural interest rate risk is defined as the Bank's exposure to market interest rate fluctuations resulting from maturity and repricing gaps in the balance-sheet asset and liability items.

Bankinter performs active management of this risk in order to protect the interest margin and to preserve the economic value of the Bank against interest rate fluctuations.

The methodology used to manage, measure and control interest rate risk is the so-called repricing gap model. This model consists of an interest rate map based on certain assumptions, which shows information on the Bank's interest rate risk exposure based on the maturities and/or repricing structure of the on- and off-balance sheet items.

The operating limits applicable to this measurement are defined as the maximum gap or difference that can be maintained, for each segment in the interest rate risk map, between the total amount of assets and liabilities.



The situation of the interest rate map as of 2005 year end was as follows:

Data at 12/31/05 in millions of euros	Total Assets	Total Liabilities & Equity	Off-balance sheet transactions	TOTAL INTEREST RATE GAP
Up to 1 month	12,315	15,505	5,307	2,116
1-3 months	4,941	10,834	-57	-5,950
3-12 months	16,169	6,905	-5,044	4,220
1-2 years	1,318	1,200	1,394	1,512
2-3 years	101	516	183	-232
3-4 years	520	269	19	269
4-5 years	650	473	-248	-71
Over 5 years	4,811	5,135	-1,553	-1,865

In addition, dynamic simulation tools are used to calculate the sensitivity of the interest margin to various interest rate variation scenarios and to changes in the slope of the curve.

The graph below illustrates the effect on the interest margin of a parallel shift of +/- 100 basis points in the euro interest rate curve over a time horizon of 18 months, at the end of 2005.

Sensitivity of the interest margin


10
5
0
-5
-10
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
100 bp fall
100 bp rise

The following graph shows the sensitivity of the exchange rate scenario in the slope of the curve at 2005 year end. This scenario illustrates the sensitivity of the interest margin over a time horizon of 18 months, maintaining the 6-month interest rate constant and raising/lowering the short-term interest rate (up to 3 months) and the 18-month rate by the same amount in order to introduce a +/- 25 basis point variation in the slope of the curve.

Sensitivity of the interest margin


10
5
0
-5
-10
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
25 bp rise in slope
25 bp fall in slope



As an additional measurement to the foregoing, the exposure to interest rate risk of the Bank's Economic Value is also analyzed. At 2005 year-end the sensitivity of the Economic Value to parallel shifts of 200 basis points (bp) was €60.2 million.

Liquidity risk

Structural liquidity risk is connected with the Bank's ability to meet its payment obligations and to finance its lending activities. To mitigate this risk, Bankinter performs coordinated management of its balance-sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The measures used to control liquidity risk are the liquidity gap or map and information and analysis regarding the specific status of the Bank's interbank assets and liabilities.

Market risk

In addition to providing overall interest rate and liquidity risk management services, the Treasury and Capital Markets Division operates in the markets to harness any business opportunities that may arise.

To carry out these functions, the Division uses the most appropriate financial instruments at any given time, including interest rate, exchange rate and equity derivatives. The financial instruments traded must generally be sufficiently liquid and hedgeable.


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Each year the Board of Directors of Bankinter, S.A. establishes limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. The method for setting limits in the Treasury and Capital Markets Division is based on a delegation arrangement. The related information is made available to the control committees in the internal databases maintained for this purpose.

The market risk of the Treasury and Capital Markets Division and the limits thereon are measured using the Value at Risk (VaR) methodology, considered both overall and separately for each significant risk factor. The limits in VaR terms are supplemented by other measures such as stress testing, sensitivities, equivalent positions and concentration.

Specific limits are also set for credit and counterparty risk, and the markets in which trading is authorized are specified.

The method used to determine the principal market risk measurements is described below.

Value at Risk (VaR)

Value at Risk (VaR) is defined as the maximum expected loss on a given portfolio of financial instruments, under normal market conditions, for a given confidence level and time horizon, as a result of variations in market prices and variables.

VaR is the principal indicator used daily by Bankinter to measure and control, in an integrated and comprehensive manner, the exposure to market risk due to interest rates, equities and exchange rates in Treasury and Capital Markets transactions.

VaR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution. It is performed with a confidence level of 95% and a time horizon of one day.

The table below shows the average and year-end VaR values of the Bank's positions, excluding the held-to-maturity investment portfolio.

VaR 2005

millions of euros	Average	Year-end
VaR Interest rate	5.693	7.212
VaR Equities	0.486	0.394
VaR Exchange rate	0.007	0.027
Total VaR	**5.678**	**7.155**

Level of confidence 95%, horizon 1 day

Stress Testing

Stress Testing, i.e. the analysis of extreme scenarios, is a supplementary test to VaR. Stress test estimates quantify the maximum potential loss in the value of a portfolio under extreme scenarios of change in the risk factors to which the portfolio is exposed.

The benchmark stress test scenario used by Bankinter is that approved each year by its Board of Directors; this scenario includes extreme variations in interest rates, stock market prices and exchange rates, as well as significant changes in volatility.

The Bank also prepares estimates using scenarios that replicate historical market crisis situations. The following table shows the 2005 average and year-end stress test estimates prepared using the scenarios described below:

2005 Stress Testing

millions of euros	**Average**	**Year-end**
Stress Interest rates	82.87	76.92
Stress Equities	16.26	15.19
Stress Exchange rate	0.19	0.21
Stress Volatility	0.32	0.32
Total Stress	**99.63**	**92.65**

Stress Testing Scenario

a) Interest rate scenarios: for terms in the curve below three months, a variation of 200 basis points (bp) with respect to current rates; for terms from three months to two years, a variation of 125 bp; for terms from two to ten years, a variation of 75 bp; and for terms above ten years, a variation of 50 bp.

b) Equities scenarios: 30% stock market fall.

c) Exchange rate scenarios: 5% variations in the euro against the currencies of non-emerging countries.

d) Volatility scenarios: 60% rise in volatility.

Distribution of risk by rating

thousands of euros	**AAA**	**AA**	**A**	**BBB**	**BB**	**B**	**Unrated**
Fixed income securities	24,393.15	46,145.80	-	49.51	-	-	-
Interest rate options (Bought)	-	-	-	-	-	-	1,282.00
Securities options (Bought)	-	159,628.00	-	-	-	-	-
IRS>1 year	190,000.00	4,457,340.20	97,000.00	-	-	-	11,120,852.21

*The total amount of risk classified as "unrated" includes 10 transactions totalling 7,636,421,000 whose counterparties are the Bankinter Mortgage Securitization SPVs.

Credit risk

Organization of the Credit Risk function

The Bankinter Group's risk strategy and policy are established by the Board of Directors, which also defines the limits of the powers of the Loans Committee and approves any transactions whose risk exceeds the scope of the powers delegated to subordinate bodies, without any limit on the amount. The Board is briefed continuously on the evolution of the Group's credit risk quality and on the level and composition of the credit loss allowances. The Board also takes the most significant decisions in connection with the framework and limits of treasury and capital markets transactions and with the construction and implementation of internal risk models within the framework of Basel II, as well as other decisions that under current regulations must be taken by the Board of Directors.

The Loans Committee, chaired by the CEO, authorizes the limits on the powers regarding credit risks that are delegated to the Risk Management Committee and to the loans committees of the different Regional Organizations; it approves individual or group risks, in accordance with the delegation arrangements established; and it monitors the creditworthiness of the Bank's different businesses, the risk concentrations and the evolution of the most sensitive sectors at any given time.

The Risk Management Division forms part of Bankinter's Resources, Risk and Platforms Division, thus ensuring its independence vis-à-vis the business units.

It is arranged in six different areas:

a) Corporate Banking Risks Area, whose main function is to transmit and implement the Bank's risk policies in the segment of medium-sized and big companies. Its responsibilities include: the analysis and approval of risk transactions for customers in the Corporate Banking segment, Financial Institutions and certain transactions performed by the Treasury Room; the analysis and definition of the risk treatment of the new products connected with these business segments; the definition of the procedures for approving risk transactions at the regional organizations and in the Bank as a whole; and the relay to the networks and the Bank of the structural and conjunctural situation of the economic sectors that at any given time require special attention.

b) SME Risks Area, whose function is to transmit and implement the Bank's risk policies in this segment. Its responsibilities include: the analysis and approval of risk transactions for customers in the SME segment; the analysis and definition of the risk treatment of the new products connected with this business segment; and the definition of the procedures for processing and approving SME risk proposals and transactions at the regional organizations and in the Bank as a whole.

c) Private Individuals & Developers Risks Area, whose function is to transmit and implement the Bank's risk policies in the segments of Private Individuals, Private Banking, Personal Finance, Foreign Nationals and Real Estate Developers. This area covers the handling of the risk involved in mortgage loan transactions for home purchase, developer loans, consumer transactions and credit cards. Its responsibilities include: the analysis and approval of risk transactions for customers in these segments; the definition of the risk treatment of the new products connected with these business segments; the relaying of the structural and conjunctural situation and outlook of the real estate sector; and the definition of the procedures for processing and approving risk proposals and transactions at the regional organizations and in the Bank's different networks, including the remote networks: Telephone Banking, Internet Network, Agency network, and Virtual banking.



d) Risk Models & Systems Area, whose task is to promote and implement the proper methodologies and systems for processing and managing customer risk for carrying out the risk strategy defined by the Bank. This area is in turn divided into two departments:

1. Risk Models Department, whose main functions are to develop, enhance, control and monitor the new internal risk scoring models for the different categories of credit risk and to implement these models in the Bank's overall risk management, seeking to optimize the return/risk ratio for the various businesses. The functions of control and monitoring of the internal credit risk models include those of control of methodologies, control of the efficiency and predictive power of the rating tools, periodic overall review of the lending portfolios and of the credit risk losses.
2. Risk Systems Department, whose main functions are the maintenance and evolution of the present risk management and approval systems; fundamentally, the definition and coordination with Information Systems of the new Combined Risk System, which will encompass all of the above, and of the Risk Data Warehouse.

e) Control & Recoveries Area, whose function is to direct and manage the processes of control, monitoring and recovery of loans by establishing and promoting automatic systems to make management more efficient and insuring that there are sufficient controls to guarantee the quality of the lending portfolio. Its responsibilities include controlling the quality of the data entered in the automatic approval systems and controlling the arrangement of lending transactions.

Structure of Powers

The Bank's Risks Committee determines the maximum percentages allowable for risk type and term, the delegated limits for each of the Loans Committees of the territorial organizations and for the Risk Management Committee (Internal Committee of the Risk Management Division).

The regional organizations' Loans Committees can, in turn, delegate powers to the different centres that report to them, subject to certain restrictions.

Decisions are taken collegiately. The regional organizations' Loans Committees are made up of individuals from the Risk Management area and the business units, and are chaired by the Organization Manager.



Basic principles of the credit risk policy

In 2005, the Board of Directors adopted the following basic principles of the Bankinter credit risk policy:

1. The main purpose of the risk function is to assist in maximizing the return on capital and the creation of value that is sustained over time.
2. The risk function is independent, but it forms part of the Bank's overall strategy and is fully in line with the Bank's objectives.
3. Credit Risk Management is an ongoing process that begins with the preparation of the transaction proposal and the analysis and approval thereof, continues with the arrangement and booking of the transactions, and ends with their termination or recovery. It is a process in which, to a greater or lesser extent, the whole Organization participates.
4. Risk decisions are taken collegiately and in a decentralized manner through the various Loans Committees.
5. To optimize risk management, Bankinter favours developing automatic approval systems, new risk scoring methodologies and the use of technology in the customer Risk Management systems.
6. Risk management adapts to the Bank's various channels and networks, always in pursuit of maximum efficiency.
7. Adequate levels of diversification of credit facilities and loans must be maintained in terms of both customers and sectors.
8. Quality is a significant factor in the risk function that affects the service provided to other departments and to end customers.

Evolution of creditworthiness

Bankinter's excellent creditworthiness and its ample credit loss allowances continue to give it a competitive edge. The rigor of Bankinter's risk management has enabled the Bank to achieve a very high rate of growth in lending, particularly in the SME segment, that is traditionally more sensitive to risk, while at the same time improving its nonperforming loans ratios and maintaining the internal measures of risk quality.

Bankinter's credit risk exposure amounted to 31,954 million at December 31, 2005 which was 22% more than in 2004. The business segment in which growth was highest in relative terms was SMEs, which was up by 44.3%; followed by Private Individuals, with an increase of 19%, and Corporate Banking, with an increase of 18.7%.

Accordingly, the relative weight of lending to businesses (SMEs and Corporate) in the lending portfolio increased by 1.7 percentage points to 32.6%.

2005 was characterized by the excellent performance of the nonperforming loans ratio in all business segments. At December 31, 2005, Bankinter's nonperforming loans ratio was 0.23%, well below the average figure for the Spanish banking industry. When making a year-on-year comparison, regard must be had to the fact that 2005 saw the entry into force of the new Bank of Spain Circular 4/2004 affecting the calculation of nonperforming loans. Applying uniform criteria, the nonperforming loans ratio went from 0.30% in December 2004 to 0.23% in 2005.

Also, the nonperforming loans coverage ratio stood at 607% (795% in 2004). The new method for calculating nonperforming loans also had a significant effect on the coverage ratio (applying the Circular 4/2004 method in December 2004, the coverage ratio would have been 453% instead of 795% for the same balance of credit loss allowances).


Nonperforming loans and allowances (millions of euros)
500
400
300
200
100
0
344.54
437.35
86.12
72.00
1Q 04
2Q 04
3Q 04
4Q 04
1Q05
2Q05
3Q05
4Q05
Allowance
NPL
Variations in coverage ratio (%)
700
600
500
400
300
400%
453%
607%
1Q 04
2Q 04
3Q 04
4Q 04
1Q05
2Q05
3Q05
4Q05
Variations in nonperforming loans by segment
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.63
0.45
0.33
0.22
0.24
0.18
SMEs
Corporate
Private Individuals
2004
2005

Credit Risk analysis

NONPERFORMING LOANS			Difference	
thousands of euros	12/31/2004	12/31/2005	amount	%
Risk exposure ex-securitization	26,201,356	31,953,852	5,752,496	21.95
Nonperforming loans	79,823	71,998	-7,825	-9.80
Total allowances	361,547	437,346	75,799	20.97
Mandatory allowances	361,547	437,346	75,799	20.97
General	336,427	412,393	75,966	22.58
Specific	25,120	24,953	-167	-0.67
Nonperforming loans ratio ex-securitization (%)	0.30	0.23	-0.08	-26.04
Nonperforming loans ratio (%)	0.36	0.25	-0.11	-30.56
Nonperforming loans ratio: mortgage portfolio ex-securitization (%)	0.24	0.14	-0.11	-44.20
Nonperforming loans coverage ratio (%)	452.94	607.45	154.51	34.11
Unsecured nonperforming loans coverage ratio (%)	408.49	483.20	74.71	18.29

Breakdown of credit facilities and loans

% of total credit facilities and loans						
thousands of euros	Up to 150	151-600	601-3,000	3,001-6,000	Over 6,001	Total
Up to 3 months	1.91	2.00	2.35	0.90	2.84	9.99
3-12 months	4.06	3.70	3.73	1.20	2.57	15.25
12-36 months	1.97	0.50	0.49	0.24	0.64	3.85
Over 36 months	37.04	25.71	5.21	1.18	1.78	70.91
Total	**44.97**	**31.91**	**11.78**	**3.52**	**7.83**	**100**

Internal risk scoring models

In 2005, Bankinter made a huge effort to establish the necessary infrastructure of systems, processes and databases to develop the Bank's internal credit risk scoring models in compliance with the Basel II framework. This insures that the quality, consistency and integrity of the data used to build the models, and the procedures developed for the extraction and processing of the information, are appropriate.

Bankinter has established various credit risk categories with a view to equipping each category with specific classification or rating systems. In 2005 the rating model for home mortgages was improved, as were the models for the three standard categories of legal entities: small, medium and large. A subjective rating system was also built for residential real estate development financing transactions. Taken together, these five categories account for 81.7% of customer risk exposure.

Credit Risk exposure by internal category


Home mortgages (38%)
Small companies (2%)
Medium-sized companies (9%)
Large companies (30%)
Residential real estate developments (3%)
Other (18%)

The internal rating models provide, for each category, a score or rating of the risk assumed by the Bank vis-à-vis each customer or transaction. Each of these ratings is associated with a certain probability of default (past due by more than 90 days) and, accordingly, the higher the rating, the lower the probability of default. The probabilities of default, or PDs, shown in the graphs were obtained by applying statistical techniques to five years of historical data.

For each risk category: mortgages, small companies, medium-sized companies, large companies, etc., the range of the probability of default associated with the rating of the customer or the transaction differs from one model to another. In order to be able to compare the various credit risk categories, Bankinter has developed an internal master scale that gives a value in the scale (from 0 to 100, where 0 is the worst value and 100 the best) to a segment of the default probability. The ratings assigned to the "home mortgage loans" category are those with the lowest probability of default and, accordingly, this category is at the higher end of the master scale, followed by large companies, medium-sized companies and small companies, in that order.

Location of the risk categories on the master scale


Master Scale
Prob. of default (PD)
100 0.0000%
90 0.1200%
80 0.2327%
70 0.4513%
60 0.8751%
50 1.6971%
40 3.2910%
30 6.3820%
20 12.3761%
10 24.0000%
0 100.0000%
Home mortgages
Large companies
Medium-sized companies
Small companies
Categories

Distribution of risk per the master scale


15,000
10,000
5,000
0
Risk (millions of euros)
90-100
80-89
70-79
60-69
50-59
40-49
30-39
20-29
0-19
Master scale
Large companies
Medium-sized companies
Small companies
Home mortgages

In 2005, 69% of the risk in the categories for which Bankinter has internal scoring models (home mortgages, large, medium-sized and small companies) had a probability of default of less than 0.95%, which confirms the excellent creditworthiness of Bankinter's portfolio.

Distribution of ratings by the probability of default of legal entities


25%
20%
15%
10%
5%
0
Prob. default (PD)
1
2
3
4
5
6
7
8
9
Rating
Small companies
Medium-sized companies
Large companies

Distribution of the small companies portfolio by rating

Small companies: companies (legal entities) with net revenues of €1,000,000 or less and total assets of €500,000 or less.


25
20
15
10
5
0
%
1
2
3
4
5
6
7
8
9
Rating
Customers
Risk

Distribution of the medium-sized companies portfolio by rating


20
15
10
5
0
%
1
2
3
4
5
6
7
8
9
Rating
Customers
Risk

Medium-sized companies: companies (legal entities) with net revenues of €5,000,000 or less and total assets of €2,500,000 or less.

Distribution of the large companies portfolio by rating


30
25
20
15
10
5
0
%
1
2
3
4
5
6
7
8
9
Rating
Customers
Risk

Large companies: companies (legal entities) with net revenues exceeding €5,000,000 and total assets exceeding €2,500,000.

Bankinter has historical default databases that enable calculation of the severity (the average default recovery rate) and exposure at the time of default for each one of the categories. The probability of default, severity and exposure are the three factors required to calculate the expected, or probable loss on each loan. The loss associated with a transaction will be the result of the probability of each transaction being in default within one year (probability of default), multiplied by the transaction's exposure at the time of default (exposure) and by the percentage loss in the event of default (severity).

The expected loss is a key factor in estimating the risk premium that should be passed on in the price as an additional cost of the business activity.

In the home mortgage category, the estimates that Bankinter has already made of the probability of default, severity and exposure and, consequently, of the expected loss disclose the extraordinary quality of Bankinter's mortgage portfolio. In 2005, 80.7% of the mortgage portfolio exposure had a rating of 5 or higher, and the expected loss on the portfolio as a whole was 0.02% of the risk exposure.





Distribution of ratings by the probability of default of home mortgages


5%
4%
3%
2%
1%
0
Prob. default (PD)
1
2
3
4
5
6
7
8
9
Rating

Distribution of the home mortgages portfolio by rating


25%
20%
15%
10%
5%
0
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0
1
2
3
4
5
6
7
8
9
Rating
Expected loss (%)
Risk (%)

The fact that the expected loss is so low is due not only to the transaction acceptance systems, but also to the excellent methods of recovery of transactions that go into default. As the following graph shows, almost 75% of the transactions are recovered within 365 days of their original default, with an average total recovery time of only 5 months.

Home mortgages: nonperforming balances recovered


100
90
80
70
60
50
40
30
20
10
0
%
73.75%
87.08%
0
1
2
3
4
5
Years
Balance recovered

We have submitted this portfolio to a stability test, consisting of posing a catastrophic macroeconomic scenario and estimating the effect that such conditions of stress could have on our entry-into-default figures and, consequently, on those of expected loss.

Using this statistical model - built with significant macroeconomic variables such as GDP, the variation in housing prices, the unemployment rate and inflation - it may be deduced that in a worst-case scenario the maximum expected loss would be 0.031% of the risk exposure.

Worst-case scenario: distribution of rating


% of transactions
30
25
20
15
10
5
0
4.01
1.76
17.22
6.01
14.91
8.43
18.72
8.94
12.88
34.20
18.24
18.62
13.23
11.88
1
2
3
4
5
6
7
8
9
Rating
Worst-case scenario
Current

Developers

The internal rating of residential real estate development financing transactions is performed on the basis of an assessment questionnaire that is completed by analysts of the Bank who are experts in transactions of this kind. The statistical processing of these assessments classifies transactions in this portfolio into four categories, with 'weak' being the worst and 'strong' the most favourable. The following breakdown of classifications shows that 89% of the transactions achieve 'good' or 'strong' as a result.

Breakdown of the real estate development portfolio


% of transactions
70
60
50
40
30
20
10
0
Weak
Acceptable
Good
Strong
Classification



Private Individuals

Personal mortgage loans as a percentage of the Bank's total credit risk decreased by 2.5 percentage points in the year, falling from 61.4% to 58.9% at 2005 year end. Due to the point we are at in the real estate cycle and the increase in Spanish household debt, in 2005 Bankinter continued to apply a restrictive policy with regard to coverage of the appraised value of the housing, the rating according to the internal mortgage model, and the economic effort applicants must make to meet mortgage payments. As a consequence of this policy of prudence, coverage of new mortgage loans improved, and the average ratio of the mortgage loan as a percentage of the appraised value of the property decreased from 64.5% in 2004 to 63.8% in 2005. The number of mortgage loans whose ratio of the loan as a percentage of the appraised value of the property is higher than 80% has fallen significantly in the last two years, from 22% in August 2003 to a current steady 8%.

On average, new mortgage loans accounted for 31.6% of household income in 2005.

Profile of mortgage portfolio	
	December 2005
Average loan (euros)	103,145
Primary residence	90.6%
% of household income	27.40%
Loan/Appraised value	44.11%
Nonperforming loans	0.12

Source of home loans	
Subrogation from developers	6.86
Direct sales	93.14

In 2005, 78.1% of Bankinter's home mortgages were processed using the SINPAR automatic authorization for private individuals system. Since 2003, this system has applied the rule that the rating assigned to each of the transactions by the internal mortgage model must be included as a variable for determining automatic approval.

Approval systems risk policy


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
Aug. 03
Oct. 03
Dec. 03
Feb. 04
Apr. 04
Jun. 04
Aug. 04
Oct. 04
Dec. 04
Feb. 05
Apr. 05
Jun. 05
Aug. 05
Oct. 05
Dec. 05
Mortgage loan amount/ appraised value ≤ 80%
Mortgage loan amount/ appraised value >80%

SMEs

2005 was an outstanding year for the SME segment. The expansion of the business was materialized in a substantial year-on-year increase in credit risk of 44.3%. Likewise, the opening of 58 new specialized centres and the 25% increase in the number of active customers led to a substantial increase in the level of risk activities: the volume of proposals handled was 25% higher than in 2004.

From the Risk Management point of view, the main lines of action were as follows:

- **Maintenance of creditworthiness.**

  The use of the rating as a determining variable in the automatic approval system, rigor in loan approval, and the lending control and monitoring systems made it possible to end the year with a nonperforming loans ratio of 0.45%, under *Circular 4/2004*, compared with the 2004 rate of 0.63%.

- **Reduction in response times to customers in asset transactions.**

  The increased efficiency of the automatic loan approval system (SIGRID), which is used to process 95% of SME transactions and authorizes 44% of the transactions processed, was decisive in improving response times. The use of the rating as a critical variable of automatic loan approval for small and medium-sized companies was a determining factor both in this increased efficiency and in keeping the nonperforming loans ratio of automatically authorized transactions at very low levels (0.34%, which is lower than the ratio for the whole segment).

  The expansion of administrative functions at SME Administrative Centres (CAPYs) and the joint quality campaigns at Branches/CAPYs/risk teams also helped to streamline the process.

- **Assistance to sales teams in attracting new customers with risk criteria.**

  This was achieved by building a specific rating for potential customers and providing an indicative figure of the credit capacity that Bankinter would initially be prepared to accept for each of the new customers.



• **Training provided**

In the course of the year, a variety of risk training actions were organized for the commercial network. The subject matter taught was personalized for the commercial teams who had recently joined the Bank, and back-up courses were also provided for the more experienced commercial teams. A total of 202 individuals (38.77% of the SME commercial staff) attended the various risk courses organized in 2005, all of which were rated as excellent.

Corporate Banking

Corporate Banking continued to pursue its strategy of growth in 2005, and raised its share of customer risk to 18.7%.

With regard to the risk function, mention should be made of the impetus given to use of ratings to pre-classify customers, as a basic element of the sales plans for certain products, and in the day-to-day management of the customers in this segment.

The first Corporate Banking rating system dates back to 1998. The initial system has undergone gradual enhancement in accordance with the latest methods. It now takes into account data that are both objective and subjective (knowledge of and experience with customers). Customer ratings constitute a key variable in the analysis, approval and monitoring of the risk transactions of these customers. These ratings are reviewed annually.

The average rating of the Corporate Banking customer portfolio, currently 6.4 (minimum 1 and maximum 9), is a reflection of the portfolio's excellent creditworthiness, as can be seen in the graph (on page 86) showing the breakdown of large company customers by rating. Diversification, in terms of both customers and sectors, is one of the reasons for the success of this lending policy.

The nonperforming loans balance was still contained, having ended the year with a nonperforming loans ratio in this segment of 0.22% (0.33% in 2004).

Nonperforming loans, risk control and monitoring

In 2005, the entry into force of Bank of Spain Circular 4/2004 led to an increase in the initial nonperforming loans balance of more than €25 million, which represented an increase of 47% due to this effect alone. Using the same method as that of Circular 4/2004 to compare the variations in nonperforming loans, there was a year-on-year reduction of 9.8%.

Variations in nonperforming loans according to regulations


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
79,823
71,998
54,400
58,940
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
Circular 4/2004
Circular 4/1991

In the private individuals segment, the change in the method of calculating nonperforming loans had an initial impact of a €14 million increase, although this had dropped to €10.9 million by the end of the year, as a result of the good performance in the nonperforming mortgage loans caption during the year. The reason why the initial impact was so high lies in the large number of mortgage loan transactions that there are in this segment, the full book balance of which is carried forward - as laid down by the new regulations - when the mortgage goes into default.

Variation in balances due to new rules

	Dec. 2004	Dec. 2005
Corporate	5,183	392
SMEs	6,202	1,734
Private individuals	14,038	10,932
Total Bank	**25,423**	**13,058**

Similarly, the nonperforming loans ratio, which increased by 0.09 percentage points as a result of application of the new regulations, fell from 0.30% at the beginning of the year to 0.23% at the end of 2005.

Nonperforming loans ratio according to regulations


0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.30
0.23
0.21
0.18
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
Ratio 4/2004
Ratio 4/1991

By segment, as in the total for the Bank as a whole, the initial increases had been reduced by the end of the year.

NPL ratio	NPL ratio	NPL ratio	
thousands of euros	**4/1991 Dec. 04**	**4/2004 Dec. 04**	**4/2004 Dec. 05**
Corporate	0.22	0.33	0.22
SMEs	0.43	0.63	0.45
Priv. Individuals	0.17	0.24	0.18

The continuing rigor in the analysis and approval of customer transactions and the intensive use of early warning systems: Customer Alert System and Substandard Risk Rating System ('to be watched' and 'to be terminated'), are what lie behind the excellent performance achieved in relation to nonperforming loans.

Variations in nonperforming loans in 2005

			Variation 04/05	
thousands of euros	**2004**	**2005**	**Amount**	**%**
Beginning balance (January 1)	87,981	79,823	-8,158	-9.27
Writeoffs	18,603	11,430	-7,173	-38.55
Ending balance (December 31)	79,823	71,998	-7,825	-9.86
Balance of foreclosed assets	6,874	6,380	-494	-7.16

Breakdown of nonperforming loans by type of guarantee

2005	Balance	%
Personal guarantee	41,843	58.00
Asset collateral	29,323	40.70
Public Sector	211	0.03
Cash collateral	621	1.00
Total	**71,998.00**	**100.00**

The 'to be watched' loan category - relating to customers with past-due payables to third parties, recent nonperforming loans at the Bank or other situations requiring special monitoring -, and the 'to be terminated/secured' category - relating to customers whose risks we wish either to secure or to cancel - performed well in 2005, continuing at ratios of approximately 6% of credit facilities and loans in the 'to be watched' category and 0.5% in risk that is 'to be terminated'.

Variations in 'to be watched' and 'to be terminated' loans


10%
8%
6%
4%
2%
0.50%
0.51%
6.21%
6.20
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
Loans to be terminated/ lending
Loans to be watched/ lending



The incorporation of risk management in the commercial teams, in collaboration with the risk managers, made it possible to maintain an adequate level of anticipation of irregular situations, so that only 24.4% of loans that went into default had not been previously detected by the early warning systems.

Lack of early warning


50
40
30
20
10
0
-10
24.35
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05

The construction of a new centre alert system was completed in 2005: using statistical techniques, a series of variables have been identified that anticipate the deterioration of a centre's risk quality. The system is at the stage of implementation and definition of an action protocol that will serve to strengthen the Bank's risk control systems.

Operational risk

The Bank has set up the Operational Risk Division with the mission of promoting the active management of operational risks, by establishing, prioritizing and controlling the execution of programs and specific actions for mitigation and control. This Division, which is independent of the business, reports to the Resources, Risk and Platforms General Management.

The framework for Operational Risk Management established at the Bank is based on the following elements:

- Identification of the Risks by developing the Bank's Risks Map, which reflects the levels of frequency and severity of those risks, as well as the mechanisms of control in existence and the action plans that lead to the reduction of them.
- Recording of the Risk events that occur with the related management information, arranged and classified in accordance with the Basel recommendations.
- Risk Monitoring using scorecards that provide information on the evolution of the levels of Risk in existence and alert on the appearance of undesired trends.
- Establishment of procedures to calculate regulatory capital by business lines, as laid down in the Basel II standard approach.

The set of procedures and controls required for Operational Risk management is performed in a manner that is consistent with the Bank's culture, based on the quality of its human resources, that permit high degrees of delegation of responsibility and accessibility, efficient internal communication, prudent management of the elements of risk, and the intensive use of information technologies that facilitate efficient use of risk prevention and control techniques that is sustainable in the mid-term.

07 Earnings



Earnings

2005 was a year of expansion. On the revenues side, there was growth in all the business lines; the parallel increase in expenses is a reflection of the bigger investments made, particularly in relation to the SMEs business.

Total assets rose 30.4% year on year to €40,786 million. Credit facilities and loans totalled €26,139.3 million at the end of 2005, which was 29.5% more than at the end of 2004. Most noteworthy in the strong growth of lending was the big increase in the SMEs business, which was up by 49%, while the mortgage business continued to grow at rates of 28.6%.

Total on- and off-balance sheet customer funds amounted to €27,476,9 million, an increase of 34.4% on the figure for the previous year, with noteworthy growth of 16.2% in Mutual and Pension Funds.

The statement of income presents substantial increases in its principal aggregates. Thus, the net interest revenue grew by 10.6%; the gross operating income by 15.3%; and the net operating income by 16.9%. The income after taxes was up by 8.3% to a total of €187.7 million.

As for costs, these registered a 13.7% increase on 2004, and amounted to a total of €360.2 million. This increase was the result of the strategy of expansion, particularly in the SMEs business, but also in other businesses, and is being offset by substantial increases in revenues.

Mention must be made of the performance of Línea Directa Aseguradora, the automobile insurance company that is 50% owned by Bankinter together with Direct Line Group Limited, which contributed to the growth of "Income from companies valued by the equity method" with €25 million, 26.1% more than in 2004.

As for the provisions to credit loss allowances, these amounted to €80.1 million, given the steep rise in the regulatory allowances. At the same time, the figures for nonperforming loans continued to improve, with a nonperforming loans rate of 0.23% and a coverage ratio of 607%.

Comparative statements of income

			Variation 05/04	
thousands of euros	**2004**	**2005**	**Amount**	**%**
Average total assets	**27,967,441**	**36,815,654**	**8,848,213**	**31.64**
Interest and similar revenues	844,178	1,076,615	232,437	27.53
Interest and similar expenses	-466,001	-655,656	-189,655	40.70
Of which: financial liabilities classified as capital	-14,317	-7,255	7,062	-49.33
Revenues from capital instruments	11,007	9,308	-1,699	-15.44
Net interest revenue	**389,183**	**430,267**	**41,084**	**10.56**
Income from companies valued by the equity method	19,901	24,645	4,744	23.84
Net fees	178,151	189,699	11,548	6.48
Insurance activity	514	-75	-589	-114.58
Financial asset trading income & exchange differences	29,761	67,318	37,557	126.20
Gross operating income	**617,510**	**711,854**	**94,344**	**15.28**
Personnel expenses	-168,643	-192,398	-23,755	14.09
Other general administrative expenses	-138,930	-160,703	-21,773	15.67
Depreciation & amortization of tangible & intangible assets	-19,313	-21,031	-1,718	8.89
Other operating income	10,085	13,861	3,776	37.44
Net operating income	**300,710**	**351,583**	**50,873**	**16.92**
Asset impairment losses	-32,292	-80,143	-47,851	148.18
Provisions to allowances	-9,875	-7,035	2,840	-28.76
Other income	2,236	1,040	-1,196	-53.50
Income before taxes	**260,779**	**265,445**	**4,666**	**1.79**
Corporate income tax	-87,401	-77,743	9,658	-11.05
Income attributed to the Group	**173,378**	**187,702**	**14,324**	**8.26**




BANKINTER

Quarterly statements of income

	2004	2005			
thousands of euros	**December**	**March**	**June**	**Sep.**	**December**
Interest and similar revenues	232,200	243,353	262,234	280,691	290,337
Interest and similar expenses	-133,022	-141,651	-159,198	-170,620	-184,187
Of which: remuneration of financial liabilities classified as capital	-3,122	-1,773	-1,790	-1,846	-1,846
Revenues from capital instruments	460	3,509	2,298	1,449	2,052
Net interest revenue	**99,638**	**105,211**	**105,334**	**111,520**	**108,202**
Income from companies valued by the equity method	5,589	5,331	5,777	6,629	6,908
Net fees	49,180	45,433	47,111	47,519	49,636
Insurance activity	920	43	256	557	-931
Financial asset trading income & exchange differences	19,922	6,979	13,728	12,507	34,104
Gross operating income	**175,249**	**162,997**	**172,206**	**178,732**	**197,919**
Personnel expenses	-47,958	-44,571	-48,288	-47,788	-51,751
Other general administrative expenses	-46,823	-32,958	-38,344	-37,105	-52,296
Depreciation & amortization of tangible & intangible assets	-5,044	-4,927	-5,106	-5,307	-5,691
Other operating income	2,917	2,845	3,943	3,165	3,908
Net operating income	**78,341**	**83,386**	**84,411**	**91,697**	**92,089**
Asset impairment losses	-13,182	-12,458	-24,252	-13,796	-29,637
Provisions to allowances	-2,442	-177	-2,125	-5,051	318
Other income	1,306	371	-166	37	798
Income before taxes	**64,022**	**71,122**	**57,868**	**72,887**	**63,568**
Corporate income tax	-21,411	-21,678	-17,193	-21,546	-17,325
Income attributed to the Group	**42,611**	**49,444**	**40,675**	**51,341**	**46,243**

Operating profitability

% of average total assets	2004	2005
Total & average assets	100	100
Interest and similar revenues	3.02	2.92
Interest and similar expenses	-1.67	-1.78
Of which: remuneration of financial liabilities classified as capital	-0.05	-0.02
Revenues from capital instruments	0.04	0.03
Net interest revenue	**1.39**	**1.17**
Income from companies valued by the equity method	0.07	0.07
Net fees	0.64	0.52
Insurance activity	0	0
Financial asset trading & exchange differences	0.11	0.18
Gross operating income	**2.21**	**1.93**
Personnel expenses	-0.6	-0.52
Other general administrative expenses	-0.5	-0.44
Depreciation & amortization of tangible & intangible assets	-0.07	-0.06
Other operating income	0.04	0.04
Net operating income	**1.08**	**0.95**
Asset impairment losses	-0.12	-0.22
Provisions to allowances	-0.04	-0.02
Other income	0.01	0
Income before taxes	**0.93**	**0.72**
Corporate income tax	-0.31	-0.21
Net income attributed to the Group	**0.62**	**0.51**

Measures of return by business area

All of the business areas performed positively in 2005, despite the substantial investment effort. Thus, net sales to customers totalled €216.4 million.

The segments that performed best were SMEs and Corporate Banking, due to the Bank's focus on growth in the corporate areas; nevertheless the other businesses also grew considerably; Personal Finance, up by 24.5%; Private Banking, up by 16.3%; Banking for Private Individuals, up by 16.67%; and Foreign Nationals, up by 15.4%.

Measures of return by business area

			Difference	
thousands of euros	**2004**	**2005**	**Amount**	**%**
Customer segments	173,757	215,327	41,570	23.92
Personal Finance	16,158	20,022	3,864	23.91
Private Banking	31,474	36,426	4,952	15.73
Corporate Banking	36,487	48,017	11,530	31.60
Banking for Private Individuals	62,926	73,036	10,110	16.07
Small companies	21,854	32,248	10,394	47.56
Foreign Nationals	4,858	5,578	720	14.82
Capital market	14,116	24,542	10,426	73.86
Other businesses	15,791	20,333	4,542	28.76
General & Statistical Credit Loss Allowance	-21.529	-53.409	-31.880	148.08
Corporate Centre	-8,757	-19,091	-10,334	118.01
Income after taxes attributed to the Group	**173,378**	**187,702**	**14,324**	**8.26%**

Evolution of customer spread (%)


4
3.32
3.25
3
2
1.67
1.86
1.65
1.39
1
0
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
Return on lending
Cost of customer funds
Customer spread

Yields and costs

The table of yields and costs shows a breakdown of the net interest revenue, taking into account the relative weight and rates of the assets and liabilities in the balance sheet. A slight fall is to be observed in the year-on-year variation in the customer spread, as a result of the higher cost of liabilities due to the increase in interest rates, since the repricing of liabilities is quicker than that of assets. This negative effect will be modulated over time with the repricing of the assets. Wholesale financing, the cost of which is higher than that of typical customer funds, continued to grow gradually in 2005, contributing to the narrowing of the margins.

Yields and costs

	2004				2005			
thousands of euros	Average Balance	Relative weight (%)	Revenue or expense	Average rate %	Average Balance	Relative weight (%)	Revenue or expense	Average rate %
Deposits at central banks	316,981	1.13	4,761	1.50	342,644	0.93	4,975	1.45
Deposits at credit institutions	2,053,421	7.34	37,172	1.81	3,153,425	8.57	57,626	1.83
Lending to customers(a)	18,103,216	64.73	591,635	3.27	22,877,739	62.14	743,078	3.25
Debt securities	5,437,573	19.44	178,068	3.27	8,222,258	22.33	252,386	3.07
Equities	396,119	1.42	11,006	2.78	536,766	1.46	9,308	1.73
Average earning assets	**26,307,310**	**94.06**	**822,643**	**3.25**	**35,132,834**	**95.43**	**1,085,923**	**3.09**
Other assets	1,660,131	5.94	-		1,682,820	4.57	-	-
AVERAGE TOTAL ASSETS	**27,967,441**	**100.00**	**822,643**	**3.06**	**36,815,654**	**100.00**	**1,085,923**	**2.95**
Deposits of central banks	373,509	1.34	7,693	2.06	692,814	1.88	14.56	2.10
Deposits of credit institutions	4,818,821	17.23	115,309	2.39	8,638,174	23.46	196,893	2.28
Money market transactions through counterparty institutions	0	0.00	0	0.00	161,165	0.44	1,759	1.09
Customer funds (c)	18,678,167	66.79	297,146	1.59	22,789,618	61.90	386,853	1.70
Customer deposits	13,592,306	48.60	189,037	1.39	14,773,816	40.13	205,657	1.39
Bonds and other debt securities	5,085,862	18.18	108,11	2.13	8,015,802	21.77	181,196	2.26
Subordinated liabilities	332,814	1.19	15,097	4.54	393,996	1.07	16,273	4.13
Remuneration of financial liabilities classified as capital	296,393	1.06	14,317	4.83	347,523	0.94	7,255	2.09
Average interest-bearing funds (d)	**24,499,705**	**87.60**	**466,001**	**1.90**	**33,023,291**	**89.70**	**655,656**	**1.99**
Other liabilities	3,467,736	12.40	-	-	3,792,363	10.30	-	-
AVERAGE TOTAL FUNDS	**27,967,441**	**100.00**	**466,001**	**1.67**	**36,815,654**	**100.00**	**655,656**	**1.78**
Customer spread (a-c)	**-**	**-**	**294,489**	**1.68**	**-**	**-**	**356,225**	**1.55**
Net interest revenue (b-d)	**-**	**-**	**389,184**	**1.35**	**-**	**-**	**430,267**	**1.11**

Analysis of operating costs

Total operating costs were €360.2 million, up 13.7% on 2004. This was the result of the strategy for growth being implemented by the Bank, involving the expansion of the branch network, mainly of those dedicated to SMEs, and bigger investment in a series of businesses which will contribute to the future growth of the Bank.

Personnel expenses rose by 14.1% to €192.4 million. The Bank's labour force increased by 445 employees to a total of 3,712 staff at the end of 2005, which was 13.6% more than in 2004.

General expenses also rose, by 15.7%, and totalled €160.7 million at year end.

The accrued portion of the value of the options implicit in the outstanding Convertible Debenture issues for employees is recorded as personnel expenses, the balancing entry being a liability accrual account, until the debentures mature or are redeemed early. €3.6 million were recorded as personnel expenses in this connection for the outstanding issues in 2005.

The efficiency ratio stood at 49.6%, which was an improvement of 0.21 points on 2004, despite the investment efforts.

Operating costs (%)

			Variation 05/04	
	2004	**2005**	**Amount**	**%**
Personnel expenses	**53.23**	**53.4**	**0.17**	**0**
Salaries and wages	38.05	39.1	1.05	0.03
Social Security costs	8.89	8.69	-0.2	-0.02
Other expenses	6.3	5.61	-0.69	-0.11
Other operating income	**-4.68**	**-5.21**	**-0.53**	**0.11**
Other general administrative expenses	43.85	44.61	0.76	0.02
Buildings, fixt. & other fixed assets	9.06	9.55	0.49	0.05
IT	16.74	15.26	-1.48	-0.09
Other expenses	18.06	19.79	1.73	0.10
Depreciation and amortization	6.1	5.84	-0.26	-0.04
Other operating expenses	1.49	1.36	-0.13	-0.09
Total operating costs	**100**	**100**	**0**	**0**

Operating costs (in thousands of euros)				
			Variation 05/04	
	2004	2005	Amount	%
Personnel expenses	**168,642**	**192,398**	**23,756**	**14.09**
Salaries and wages	120,544	140,872	20,328	16.86
Social Security costs	28,148	31,301	3,153	11.2
Other expenses	19,950	20,225	275	1.38
Other operating income	**-14,817**	**-18,763**	**-3,946**	**26.63**
Other general administrative expenses	138,930	160,703	21,773	15.67
Buildings, fixt. & other fixed assets	28,694	34,424	5,730	19.97
IT	53,030	54,981	1,952	3.68
Other expenses	57,207	71,298	14,091	24.63
Depreciation & Amortization	19,313	21,031	1,718	8.89
Other operating expenses	4,732	4,902	170	3.59
Total operating costs	**316,801**	**360,271**	**43,470**	**13.72**



Bankinter's Contribution to Gross Domestic Product

Bankinter's contribution to GDP in 2005 amounted to €503.38 million, which was 11.57% more than in 2004. This contribution was made up as follows:

- Surplus retained at the Bank (depreciation and amortization, reserves and allowances): €163.59 million.
- Remuneration of capital (dividends): €92.7 million, 13.53% more than in 2004.
- Direct contribution to the State (corporate income tax): €65.68 million.
- Employee salaries: €178.2 million, up 16.3% on 2004.

Value added to GDP			
miles de euros	**2004**	**2005**	**05/04 (%)**
Employee salaries	**153,305**	**178,258**	**16.28**
Direct taxes	**74,851**	**68,812**	**-8.07**
Corporate Income Tax	72,334	65,686	-9.19
Other taxes	2,517	3,126	24.19
Dividend	**81,675**	**92,728**	**13.53**
Surplus retained at the Bank	**141,361**	**163,590**	**15.72**
Depreciation & amortization	17,910	19,797	10.54
Allocation to Reserves	81,028	68,009	-16.07
Other provisions	42,423	75,784	78.64
TOTAL	**451,193**	**503,388**	**11.57**

08 Shareholders' equity and Bankinter shares


CAJA
CAJA

Shareholders' equity

The Bankinter Group has a sound and efficient structure of shareholders' equity, and creating value for shareholders in the long term is one of the Bank's strategic priorities. Accordingly, the Bank conducts appropriate equity management by assigning these scant assets to activities that generate the greatest possible returns.



Bankinter continues to have a robust capital structure that is endorsed by the principal rating agencies, which once again have given the Bank an excellent rating.

The ratings awarded by the principal rating agencies are as follows.

	Short term	Long term
Moodys	P	Aa3
S&P	A1	A
Fitch	F1	A+

The substantial growth in assets at Bankinter over the past year led the Bank once again to use mortgage securitizations as the best means of obtaining funds to finance balance sheet growth. Thus, in 2005 three mortgage securitizations were launched:

Face value	
Mortgage securitizations	**Amount (millions of euros)**
Bankinter 9 FTA	1,035
Bankinter 10 FTA	1,740
Bankinter 11 FTh	900
Total	**3,675**





In accordance with the principles of the Bank for International Settlements (BIS) in Basel, the capital structure totalled €2,143 million, as set out in the following table.

Capital

			Variation (05/04)	
thousands of euros	**12/31/04**	**12/31/05**	**Amount**	**%**
Core capital				
Paid-in capital & reserves	1,260,160	1,395,041	134,881	10.7
Minority interests	343,165	343,165	0	0
Revaluation reserve	-131,805	-130,143	1,662	-1.26
Treasury stock	-31,633	-33,763	-2,130	6.73
Intangible assets	-37,292	-43,600	-6,308	16.92
Tier 1	**1,402,595**	**1,530,700**	**128,105**	**9.13**
Supplementary capital				
Revaluation reserve	131,805	130,143	-1,662	-1.26
General-purpose allowances	304,707	289,187	-15,520	-5.09
Subordinated financing	203,274	261,561	58,286	28.67
General credit loss allowance booked	-18,555	-68,361	-49,806	268.42
Tier 2	**621,231**	**612,530**	**-8,701**	**-1.4**
Total capital	**2,023,826**	**2,143,230**	**119,403**	**5.9**
Risk-weighted assets	16,261,943	20,924,856	4,662,912	28.67
Tier 1 (%)	8.63	7.32	-1.31	-15.18
Tier 2 (%)	3.82	2.93	-0.89	-23.3
Capital ratio (%)	12.45	10.25	-2.2	-17.67
Capital cushion	722.871	469.241	-253.630	-35,09

Bankinter shares

The 19.6% appreciation of the Bank's shares in 2005 combined with the dividend meant that shareholders obtained a total return of 22.09%.

Bankinter's shares were among the best performing of banking equities in the year, and obtained an annual return that was above that of the main indexes.

The following graph compares the performance of Bankinter shares (19.60%) with the Ibex 35 (18.2%), the DJ Banks (26.54%) and the Euro Stoxx 50 (21.26%) indexes.

Bankinter compared with main stock market indexes


130
125
120
115
110
105
100
95
90
Dec 04
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 05
DJ Banks
EuroStoxx
Bankinter
Ibex

The salient per share data for Bankinter stock in 2005 are disclosed in the following tables:

Per share data

euros	**2004**	**2005**	**% 05/04**
Net earnings per share	2.29	2.44	6.55
Cash flow per share	2.59	3.40	31.27
Book value per share	16.20	17.68	9.14
Market price:			
Low	28.50	36.80	29.12
High	39.95	48.50	21.40
Closing	39.19	46.87	19.60



Stock market ratios		
Times	**2004**	**2005**
PER (Price/earnings)	17.14	19.23
PCF (Price/cash flow)	15.12	13.77
Price/book value	2.42	2.65
Dividend yield (%)	2.68	2.49

Both the earnings per share and the book value per share increased in 2005, and this favourable performance was translated into a higher share price, reflecting the higher value of the business.

With regard to stock market ratios, the market continued to give the Bank a premium over its main competitors, as a sign of shareholder confidence in the future performance of the Bank, of the higher rating of Bankinter's solvency, as well as the assessment of a whole series of other intangible assets.

Earnings per share were €2.44, an increase of 6.6% on 2004. The dividend for 2005 was €1.20, which was 12% more than in 2004.

On March 15, 2006, the Board of Directors of Bankinter approved the formulation of the annual financial statements and also a dividend out of 2006 income amounting to€24.3 million (€0.314 per share), signifying a dividend yield of 2.49%. The pay out in 2005 was 49.4%.

Dividends				
	(in euros)	(thousands of euros)		
Date	**Dividend per share**	**No. of shares**	**Amount**	**Date of Board approval**
Jul-05	0.287168	76,997,718	22,111,281	06/15/05
Oct-05	0.296016	76,998,417	22,792,763	09/14/05
Jan-06	0.305312	77,000,008	23,509,026	12/18/05
Apr-06	0.314384	77,341,689	24,314,990	03/15/06
Total	**1.20288**		**92,728,060**	

Capital stock and Treasury stock

As of December 31, 2005, Bankinter, S.A.'s capital stock consisted of 77,916,786 fully subscribed and paid shares of €1.50 par value each. The number of shares at 2004 year end was 76,850,452.

All the shares are represented by book entries, are listed on the Madrid and Barcelona stock exchanges and are traded by the Spanish computerized trading system.

In 2005 the capital stock was increased by 1,066,334 shares (€1.59 million), relating to the conversion of Convertible Debenture Issues I and V.

Additional paid-in capital increased by €24.9 million in 2005, relating to the difference between the face value of the debentures converted and the par value of the shares issued. The increase in this connection in 2004 was €21.15 million.

Bankinter has 96,242 shareholders. The main features of the shareholder structure are as follows:

- Resident shareholders own 60,552,287 shares, representing 77.71% of capital stock.
- Non-resident shareholders own 17,364,499 shares, representing 22.29% of capital stock.
- The members of the Bank's Board of Directors hold, directly or indirectly, 26,399,422 shares, representing 33.88% of capital stock.
- Bankinter's employees hold a total of 2,332,886 shares, i.e. 2.99% of capital stock.
- There is treasury stock of 909,320 shares, representing 1.17% of capital stock.
- Shareholders of record holding ownership interests of more than 10% of capital stock at 2005 year end are detailed in the following table:

Shareholders with an ownership interest of more than 10%

Name	**Total Shares**	**%**	**Direct**	**Indirect**
Casa Kishoo S.A. (1)	9,131,077	11.719	8,733,300	397,777
Cartival,S.A. (2)	11,299,757	14.502	11,299,757	-

(1) Including the shares owned by the various companies and persons related to Casa Kishoo, S.A. and the shareholders of this company
(2) Marcelino Botín-Sanz de Sautola y Navega, representative of Cartival, S.A. on the Board, personally owns 1,487 Bankinter shares.

Directors' stakes in capital stock

Name	Number of direct shares	Number of indirect shares	Total % o capital stock
JUAN ARENA DE LA MORA	207,109	627,432	1.071
PEDRO GUERRERO GUERRERO	111,138	341,001	0.580
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	66,959	994	0.087
CARTIVAL S.A.	11,299,757	0	14.502
RAMCHAND BHAVNANI WADHUMAL	9,576	9,121,501	11.719
FERNANDO MASAVEU HERRERO	32,074	4,230,988	5.471
MARCELINO BOTÍN-SANZ DE SAUTUOLA	18,929	0	0.024
JOSÉ RAMÓN ARCE GÓMEZ	296,840	825	0.382
JOHN DE ZULUETA GREENEBAUM	11,650	0	0.015
FABIOLA ARREDONDO DE VARA	7,649	0	0.010

Share ownership structure by number of shares

	12/31/2005			
	No. of Shareholders	%	No. of shares	%
1-100 shares	70,721	73.48	978,480	1.26
101-1,000 shares	20,779	21.59	7,006,409	8.99
1,001-10,000 shares	4,354	4.52	10,767,517	13.82
10,001-100,000 shares	337	0.35	9,002,655	11.55
Over 100,000 shares	52	0.05	50,161,725	64.38
TOTAL	**96,243**		**77,916,786**	

Summary by type of shareholder	No. of Shareholders	No. of shares	%
Residents	95,951	60,552,287	77.71%
Non-residents	292	17,364,499	22.29%
TOTAL	**96,243**	**77,916,786**	

At 2005 year end, the Group had 909,320 shares of treasury stock, as compared with 1,007,377 shares in 2004 and 1,010,816 shares in 2004.

In 2005, 603,375 shares were purchased, and 701,432 shares were sold. The gains of €5.4 million obtained on these transactions are reflected in an increase in shareholders' equity.

Capital stock and Treasury stock						
%	2000	2001	2002	2003	2004	2005
January	1.99	1.97	1.86	1.82	1.33	1.31
February	1.90	1.96	1.86	1.82	1.33	1.20
March	1.91	1.96	1.86	1.82	1.32	1.20
April	1.98	1.96	1.86	1.82	1.32	1.19
May	2.02	1.95	1.82	1.82	1.32	1.18
June	2.02	1.95	1.82	1.63	1.32	1.18
July	2.03	1.95	1.82	1.7	1.31	1.18
August	1.98	1.95	1.82	1.7	1.31	1.19
September	2.03	1.96	1.82	1.7	1.31	1.18
October	2.02	1.96	1.82	1.57	1.31	1.16
November	2.01	1.96	1.82	1.47	1.31	1.16
December	2.00	1.87	1.82	1.33	1.31	1.17

Market return

Bankinter's share price rose by 19.6% in 2005 to close the year at €46.87. This, combined with the dividend yield of 2.49%, meant that Bankinter shares obtained a return of 22.09% in the year.

In the last 20 years, the annualized accumulated average return on Bankinter shares has been 26.53% (including dividends and capital refunds) and the capitalization value has multiplied approximately 37.9 times over that period.

Market capitalization (millions of euros)


3,600
2,400
1,200
0
1975
1990
1998
2001
2005

The table below shows the market return on Bankinter shares over the last 10 years. The return on Bankinter shares is compared with the Madrid Stock Exchange general share price index. The pairs of figures at the intersection indicate the returns obtained by the market and by Bankinter shares, respectively.

Capital stock and Treasury stock

		year sold									
		1996	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
year purchased	**1995**	70.6%	48.2%	38.5%	43.5%	25.2%	18.6%	10.4%	13.5%	14.2%	14.8%
		39.0%	40.6%	39.4%	33.2%	22.4%	17.1%	10.3%	12.3%	13.0%	10.0%
	1996		28.8%	24.9%	35.5%	15.9%	10.3%	-2.7%	7.1%	8.7%	9.8%
			42.2%	39.7%	31.3%	18.6%	13.1%	6.1%	8.9%	10.1%	6.9%
	1997			21.1%	39.0%	11.9%	6.1%	-1.9%	3.8%	6.1%	7.7%
				37.2%	26.3%	11.7%	6.8%	0.0%	4.2%	6.1%	3.7%
	1998				59.5%	7.6%	-1.5%	-6.9%	0.7%	3.7%	5.9%
					16.2%	0.7%	-1.7%	-7.5%	-1.4%	1.7%	2.0%
	1999					-27.4%	-19.1%	-22.2%	-10.2%	-4.8%	-1.1%
						-12.7%	-9.6%	-14.3%	-5.4%	-1.0%	4.6%
	2000						-9.7%	-19.5%	-3.7%	1.9%	5.2%
							-6.4%	-7.9%	-2.8%	2.2%	7.0%
	2001							-28.1%	-0.5%	6.0%	9.3%
								-23.1%	-1.0%	5.2%	16.2%
	2002								37.9%	28.8%	25.7%
									27.4%	23.0%	12.7%
	2003									20.4%	44.0%
										18.7%	43.1%
	2004										19.6%
											20.6%

Bankinter shares

Madrid Stock Exchange general share price index

Exhibits

1.- INFORMATION FOR SHAREHOLDERS & CUSTOMERS

The Statutory Report is presented at the Annual Shareholders' Meeting and is available to all the Company's shareholders.

Quarterly consolidated earnings reports are issued in January, April, July and October and are made available to the shareholders.

SHAREHOLDER INFORMATION OFFICE

Pablo Santos Romero
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tels.: 91 339 83 30 - 91 339 75 00
Fax: 91 339 83 23
E-mail: ofiaccionista@bankinter.es

COMMUNICATION

Blanca Hernanz Bodero
P° Castellana, 29
28046 Madrid
Tels.: 91 339 79 45
Fax: 91 339 80 51
E-mail: comunicacion@bankinter.es

INVESTOR RELATIONS

David Pérez Renovales
P° Castellana, 29
28046 Madrid
Tels.: 91 339 75 32
Fax: 91 339 77 89
E-mail: dperez@bankinter.es

CORRESPONDENT BANKS

Zachary H. Towbin
P° Castellana, 29
28046 Madrid
Tels: 91 339 83 62 - 91 339 75 00
Fax: 91 339 75 40
E-mail: zhtowbin@bankinter.es

CUSTOMER SERVICE OFFICE

Cecilio Carracedo Fernández
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tels.: 901 113 113
Fax: 91 339 84 45
E-mail: ccarracedo@bankinter.es

Bankinter Telephone Banking telephone numbers:

Private individuals (service in Spanish): 901 13 23 13
Private individuals (service in Spanish, calls from abroad): 34 91 657 88 00
Private individuals (service in Catalan): 901 23 23 23
Private individuals (service in Catalan, calls from abroad): 34 93 410 84 85
Private individuals (service in English): 901 135 135
Private individuals (service in English, calls from abroad): 34 91 657 88 01
Stock market specialists: 807 31 78 31
SMEs (8:00 a.m. to 8:00 p.m., Monday to Friday): 901 15 15 15
SMEs (service in Catalan, 8:00 a.m. to 8:00 p.m., Monday to Friday): 901 16 16 16
Corporate (8:00 a.m. to 8:00 p.m., Monday to Friday): 901 10 19 01
Corporate (service in Catalan, 8:00 a.m. to 8:00 p.m., Monday to Friday): 901 30 30 30
Information for non-customers: 901 13 13 13

Bankinter Telephone Banking customer service hours:

24 hours a day, 365 days a year, you can call 901 13 23 13 to use the Automatic Service to make inquiries and bank transactions.

Also, if you wish, you can request the assistance of an operator, Monday to Saturday from 8:00 a.m. to 10:00 p.m. (Spanish peninsular time), by dialling or saying '0'.

2.- MANAGEMENT STRUCTURE

MANAGEMENT COMMITTEE

Chairman of the Board of Directors
Juan Arena de la Mora

CEO
Jaime Echegoyen Enríquez de la Orden

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

General Manager, Resources, Risks and Platforms
Honorio Jiménez del Valle

General Manager, Legal Entity Network Customers
Carlos Ruíz-Jarabo Colomer

General Manager, Private Individual Network Customers
Juan Hernández Andrés

General Manager, Innovation Area
Fernando Alfaro Águila-Real

General Manager, Markets and Products
Pablo de Diego Portoles

ORGANIZATION MANAGERS

Sebastián Alvarado Díaz-Agero	Canaries
Ramón Doval Montoya	Madrid - West
José Luis Vega Riestra	Madrid - East
Pedro Fernández Maestre	Andalusia
Antonio Fayos Crespo	Catalonia
Victoriano Hernández Lera	Castile
José Luis Dionisio Cervantes	Castile-La Mancha - Extremadura
Guillermo Pesquera Galdós	Levante- Balearics
Antonio Rodríguez Fernández	Northwest
Luis Fernando Azcona López	North
Antonio Tierra Serrano	Navarre-Aragon-Rioja-Soria

The 2005 Bankinter Report is available on CD-Rom.
Copies can requested from the Bank's Department of External Communication
or via the following e-mail address: comunicacion@bankinter.es
The list of Bankinter Branches and Agents is published as an offprint of this Report.

Published by
Bankinter Department of External Communication

Design & graphic production
Gosban
902 431 766
www.gosban.com

Photographs
Xavier Renau

Legal Deposit

B- 16869-06

Printed on environmentally friendly paper.
Chlorine free.



SELECTED SECONDARY FIBRES

LONG-LIFE


BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM


BANKINTER

www.ebankinter.com

Annual Report on Corporate Social Responsibility


05


BANKINTER

www.ebankinter.com

Corporate Social Responsibility Report

05


BANKINTER
www.ebankinter.com

Introduction

This is the first year that Bankinter has published its Corporate Social Responsibility Report in a separate volume from its Statutory and Business Reports. This decision symbolizes a major innovation by which we wish to tangibly transmit the deep commitment that Bankinter has in this area.

At Bankinter we are fully convinced that in a world that is becoming ever more globalized and interconnected, company activity not only affects the economic and productive spheres but also has a direct multi-level impact on many other aspects of life: the environment, society, culture, the working environment, human rights... with special impact on those segments of society with which companies usually interact: employees, shareholders, suppliers, customers...

The concept of Corporate Social Responsibility (CSR) goes far beyond the simple fulfillment of legal obligations that form an inevitable part of the Bank's activity. Furthermore, it is an ethical commitment to society and the environment in which the Bank carries on its business, contributing towards development that, while socially and environmentally sustainable, is still economically viable.

Today, the value of a company is not only measured in balance sheet terms - on the basis of profit or economic results. Instead, to a great extent reputation has become involved; the price of which is inevitably linked to the degree of commitment to the variables we have mentioned above. Furthermore, CSR is not and should not become a simple fad, nor a more-or-less lasting chore, but rather an authentic need that affects the very competitiveness, credibility and survival of companies, which in turn must go beyond the strict fulfillment of rules and commit to the socially just development of society. Just as half a century ago companies engaged in business without having recourse to marketing, or three decades ago quality was not a primary worry, nowadays companies are increasingly conscious of the need to incorporate a series of social, environmental, work and human rights-related concerns as a fundamental part of their business strategy. All of us who work at Bankinter are firmly committed to this mindset, which is why we aspire to become a benchmark for all socially responsible companies. Our wish is for CSR to become part of our business makeup, and that this way of being and acting accompanies us in our day-to-day activities.

The adoption of Corporate Social Responsibility policies to business life implies the formalization of economic, social and environmental policies and management systems, though it also entails transparency of information in relation to the results achieved in these areas and, ultimately, its external scrutiny. At Bankinter we have been faithful to this threefold principle year after year. Therefore, for a considerable time now, we have been consistently fulfilling the obligation of providing detailed and transparent account of our work, structuring the Bank's Annual Report along these lines: the relationship with our groups of interest and social and environmental activity.

This year we have taken a further stride forward with the publication of this individualized CSR Report. In short, although the spirit and idea of Corporate Social Responsibility have always been present in the preparation of the Annual Report –as well as guiding all of the Bank's business –from now on we believe it necessary to furnish information regarding these topics with greater independence of form and, in consequence, a greater breadth of content. We will provide information about what we have been doing and what we intend to do in order to continue to improve in a unique and individual report.

This 2005 CSR Report provides information on all the activities undertaken in connection with our relationship with our customers, special attention being given to the quality of service they receive; or the relationship of Bankinter with its employees: how our people and their intellectual capacity are managed, which is perhaps our most valuable asset; the relationship with our shareholders, to whom we have the obligation of generating value and providing complete, transparent and timely information; or the Bank's relationship with society and the environment, an activity organized among various CSR projects through which, with the aid of technology and our employees' capacity for innovation, we have been able to give help to those who most need it, making their integration into many aspects of everyday life easier, as is the case of financial transactions, from which traditionally they have been excluded.

To sum up, we wish to account for all we did in 2005 to make Bankinter a bank that is more supportive, more transparent, more active and improved, more socially and environmentally committed, more cost-effective and more open and accessible to all the social groups with which we interact, and especially, to those persons who up until now have had more difficulties in establishing relations with the us.

Financial highlights

Consolidated financial highlights

thousands of euros	2004	2005	05/04 (%)
Balance sheet			
Total assets	31,270,200	40,786,009	30.43
Loans and receivables	20,181,633	26,139,388	29.52
Loans and receivables ex-mortgage securitization	24,060,122	29,408.537	22.23
Customer funds	20,446,449	27,476,959	34.38
Off-balance-sheet managed funds	9,308.247	11,066.305	18.89
of which: mutual and pension funds	8,238,154	9,573,018	16.20
Controlled customer funds	29,754,696	38,543,264	53.27
Earnings			
Profit before tax	260,779	265,445	1.79
Net profit	173,378	187,702	8.26
Ratios			
Non-performing loans/total risk exposure ex-securitization (%)	0.30%	0.23%	-26.04
Recorded allowance/non-performing loans (%)	452.94%	607.45%	34.11
Efficiency ratio	49.81%	49.60%	-0.41
ROE	15.27%	14.93%	-2.26
ROA	0.62%	0.51%	-17.76
Capital ratio	12.45%	10.25%	-17.67
Tier 1	8.63%	7.32%	-15.18

Share data

thousands of euros	2004	2005	05/04 (%)
Data per share			
EPS, Earnings per share	2.29	2.44	6.55
DPS, Dividend per share (euros)	1.07	1.20	12.01
PER, Price/Earnings ratio (times)	17.14	19.23	12.17
Price/Carrying amount (times)	2.42	2.65	9.59
Branches and centers			
Number of branches	308	318	3.25
Number of Commercial Management Centers			
Corporate	39	45	15.38
SMEs	47	105	123.4
Private Banking	35	37	5.71
Number of virtual branches	467	498	6.64
Number of agents	1,004	1,007	0.3
Telephone and Internet branches	3	3	0
Workforce			
Number of full-time equivalent employees	3,267	3,712	13.62

Index

Bankinter and its customers


BANKINTER

Quality. The customer's point of view

Quality is one of Bankinter's strategic variables that, in the course of our 40 years of experience, have molded the character of the Bank and of the people who work in it.



Bankinter's commitment to its customers is based on the quality of service offered by the Bank in all its products, sales channels, networks and various value proposals. This fact has been readily accepted by our entire workforce and is attested to by the high percentage of our employees who have their salaries tied to the "Quality" factor.

And it is precisely quality –understood to be the correct response to customer expectations, offering what they need and expect– which most accurately defines Bankinter's activities. This is a reality backed up by figures (external and internal) which indicate that, year after year, the Quality of service perceived by Bankinter's customers far exceeds the market average. In 2005 it stood at 75 NSI points, which represents 6.45 points more than the average achieved by other financial institutions.

Quality perceived by Bankinter's customers vs Market (NSI points)


80
78
76
74
72
70
68
2001
2002
2003
2004
2005
6.45
Bankinter
Market

Geographical area: National, for towns and cities with over 50,000 inhabitants.
Universe: General over-18 population, holders of current or savings accounts with a financial institution.
Sample: 1,400 interviews per quarter.
Research methodology: Computer assisted telephone interview.
Sample error: ±2.67%.
Annual data: Average of the quarterly data for each year.

In a market as competitive as ours, with highly accessible technology that affords its institutions the possibility of having very similar products -with little or scant price differentiation-, it is Quality that marks the difference.

If we add to this the fact that customers have an increasing amount of information and knowledge, and that they are fully aware that at any moment they can simply opt for the best alternative open to them, –especially if there is low resistance to changing banks-, we can conclude that it is Quality of service that determines whether or not a customer continues with a financial institution or, on the contrary, decides to find a new one.



To discover the level of the Bank's quality of service and how it compares with the rest of the market, Bankinter, in association with independent companies, carries out monthly surveys of customers. This information gives us a detailed picture of the service we are offering in our various customer segments (Individuals, Private Banking, Personal Finance, SMEs and Corporate), our distribution networks (Branch Network, Virtual Banking, Telephone Branch, Agent Network and the Internet Branch), and the service platforms where there is interaction with the customer (Telephone Banking, Mobility, ebankinter Individuals and ebankinter Companies).

The results of these surveys lead us to confirm that our customers are accustomed to receiving good quality service, and all of the Bank's segments, networks and platforms achieved a 2005 average above 75 NSI points; a fact that testifies to the high level of service quality.

In parallel to this activity, Bankinter also carries out market research, again in association with an independent consultant. The results of this research demonstrate that throughout 2005 the Bank held a privileged position in the industry in the area of financial services offered to individual customers, 6.45 points up on the industry average.

Using all these tools –customer perception, market analysis and the internal satisfaction survey– we compare an increasing number of indicators concerning the Bank's products; indicators that furnish us with specific and objective measurements and the information necessary to direct actions aimed toward improvement.

Special mention must be made of our Customer Service, which guarantees a uniformity of criteria in time and form, by centralizing all customer complaints and claims. This service, in addition to resolving customer problems, prevents and corrects the main errors in any of the areas of the Bank when marketing a product or providing a service. Bankinter's Customer Service coordinates the departments affected so that the same problem does not arise again in the future. In fact, the number of complaints/claims per 10,000 transactions was held at 0.935 per ten thousand; while the quality of the response continues to stand at optimum levels (83.95% of incidents received a response in less than 48 hours).

Of a total of 86,943 complaints and claims registered in 2005, only 582 were processed through the Ombudsman, José Luis Gómez Dégano, who represents the independent body that resolves those cases in which the customer does not agree with the initial decision taken by our Customer Service, or those cases in which the customer has decided to present a claim directly to him.

Similarly, 120 claims made by Bankinter customers were resolved through the Complaints Service of the Bank of Spain. These are occasions in which the customer has voluntarily approached this service because either Bankinter's Customer Service or the Ombudsman have failed to provide a satisfactory solution to their problem.

These three levels of authority guarantee that customers' rights as users of financial services are fully met.

Detailed information in relation to the service quality surveys prepared by the Bank, with their corresponding indicators and performance and comparative graphs, are included in Chapter 1. Quality, in the 2005 Annual Report.

Personal Data Protection

The protection of personal data and the confidentiality of the information that the Bank deals with, especially regarding customers, are themes of major importance to us, and all companies should understand the importance of this right of "trusted computing". Bankinter was one of the pioneers in committing to this objective and it has taken all necessary measures to guarantee that the processing of its customers' personal data is in line with Organic Law 15/1999, concerning the Protection of Personal Data and its implementing regulations.

In this connection the Bank has focused its efforts on two essential objectives:

- The customers' decision-making capacity over their personal data. Where necessary, a clause is included in all our contracts and bank documents that duly informs our customers of the way in which, and for what reason, their data are processed and consent is requested to send them commercial communications, including e-mails, thereby letting the customer contribute to our privacy policy, which guarantees the absolute confidentiality of the any data provided. At any time our customers may oppose the processing of their data for purposes other than the object of the contract signed. Simple and rapid channels of communication have been set up for such purposes, such as Banca Telefónica or Internet, in addition to the possibility of going to their local branch.
- Security and control policy. The Bank's strict control policy involves the implementation of a package of measures which, complying with legal requirements, guarantee the integrity and confidentiality of the transactions and data of each and every one of our customers, in terms of storage and processing, as well as transmission. Bankinter has implemented a series of internal controls aimed at guaranteeing that this commitment is indeed fulfilled. These control not only affect the various departments involved, but also the suppliers that have commercial relationship with them. The use to which suppliers put customer data is the subject of periodic and thorough controls.

Also, every two years the Bank carries out the audits called for under current legislation through companies of recognized prestige and has a department within its Audit Division that reviews the strict application and operation of the aforementioned measures.

In short, Bankinter has a transparent and effective commitment to each and every one of its customers to guarantee the protection of their right to trusted computing, i.e. that their data are processed with absolute confidentiality, guaranteeing their quality and limiting the use to which they are put by decisions taken by the customers themselves.

We have an area within our Legal Counseling division especially devoted to assuring the effective compliance with legislation concerning personal data protection, acting in permanent coordination with other Bank departments involved in customer-relations processes and handling of customer data. These areas include Quality, Operations and Computer Security.

Prevention of money laundering

Bankinter complies strictly with all legal requirements with regard to the prevention of money laundering. To do so it has deployed a series of measures to guarantee the fulfillment of these legal requirements, and more specifically:

- The thorough identification of customers and their activities.
- The continuing training of all Group employees in operative procedures and control mechanisms that ensure the full effectiveness of internal prevention policies.
- The detection of suspect transactions and their immediate communication to the competent administrative bodies.

The most significant aspects of our Prevention of Money Laundering policies are:

- Numbered accounts neither exist, nor are they permitted.
- The Bankinter Group has no business relationships with shell banks.
- The Bankinter Group implements the mechanisms required to keep up-to-date lists of persons and organizations suspected of carrying out criminal acts or money laundering transactions, based on information and lists drawn up by, amongst others, the European Union, the Government, the Spanish Banking Association, FATF, OFAC and other official bodies.
- We have a control system that tracks the transactions executed through any of our channels on a daily basis, with the aim of detecting individuals or organizations included on the aforementioned lists.
- Bankinter has adopted a clear and public policy of customer admission that ensures a first level filtering for the detection of suspect individuals or operations.

To contribute to the full implementation of these measures an Instruction Manual has been published for all areas of the Bank that covers the questions relating to the prevention of money laundering that must be borne in mind by Group employees and that includes, amongst other issues, a list of the types of suspect transaction that facilitates their detection. The Bank has established the following control bodies in order to guarantee the impetus behind, and compliance with, the Manual and, at a more general level, all internal regulations in connection with money laundering:

- The Control and Internal Communication Body, which is responsible for establishing prevention policies and internal and Group Money Laundering prevention and control procedures. It is headed by the Director of the Group's Legal and Tax Counseling division, and is made up of the head of the Money Laundering Area, who acts as secretary, and by the managers of Private Banking, Transactions, Networks and Security.
- An area of Money Laundering prevention (forming part of the Legal Counseling Division which reports to the Secretary-General), where all transactions detected by a member of our Organization and/or the automatic tracking system are analyzed; on the basis of the investigation results, suitable recommendations are made, including, if deemed appropriate, the severing of the relationship with the customer. Written notification is then made to the Bank of Spain, and in particular, to the Enforcement Service of the Commission for the Prevention of Money Laundering and Monetary Violations.



In the first quarter of 2005, this area was separated from the Audit Division and is inspected on an annual basis by the latter. In addition, and in accordance with regulations in-force since last year, the policies and procedures for the control and prevention of Money Laundering have been subject to external review by the auditors PriceWaterhouse&Coopers. The results of their report were highly satisfactory.

Ultimate control of compliance with regulations concerning the prevention of Money Laundering falls to the Board of Directors' Audit and Regulatory Compliance Committee.

Bankinter and its employees



People Management

Our team here at Bankinter is our main asset. The Bank has a young, highly-trained, dynamic and flexible workforce, able to adapt swiftly to technological or market changes. Bankinter has 3,712 employees, 445 more than the previous year. The average age of our employees is 37, with an average length of service of 10 years. Over 70% of the workforce has a university degree and 40% have accredited advanced language skills. In terms of its education and training it is also a very diverse team, with 92 different degree subjects having been taken. We also have employees of a total of 16 different nationalities.

Employee relations are based upon general principles of responsible conduct with respect for human rights and the dignity of the individual, avoidance of discrimination, equal opportunities, encouragement of diversity, participation, and transparency, and employee motivation and satisfaction. These principles govern the objectives and policies of personnel, as well as the actions and initiatives undertaken in all their facets, in order to reconcile the Organization's strategic and business needs with the achievement of the personal and professional satisfaction and development of its members.

In 2003, Bankinter launched a project in its People Management Area whose mission was to turn the Bank into a high-performance organization through applying policies that have a positive influence on employee motivation. Lines of action in harmony with the Bank's strategy and values have been defined for each area. Similarly, a package of computing tools and management systems (job position map, knowledge map, remuneration model, new 360° assessment, performance and potential assessment, among others) has been developed providing objective information and data. This information is exceedingly valuable in order to achieve and foster meritocracy as the value for development within the Bank.

Human rights and equal opportunities

Bankinter is committed to the defense of human rights and the avoidance of discrimination for reasons of race, religion, physical disability, nationality or sex. Hiring, remuneration or promotion policies and, by extension, personnel policies as a whole, actively promote equal opportunities and diversity. Data in relation to the structure of the workforce by sex reveals a balanced composition, with 54.98% men and 45.02% women.

Job creation

Bankinter is a net creator of employment. In 2005, 690 new recruits joined the Bank. In addition, the Bank promotes job security. 94.47% of the workforce has a permanent or indefinite-term employment contract.

These new recruits were the result of an exhaustive selection campaign whose objective is to attract talent:

a professional of worth with the right profile for Bankinter's corporate strategy and culture, with initiative, market orientation, capacity for teamwork and able to adapt in a changing business environment. To this end, candidates take part in tests and assessment procedures that ensure an objective and fair selection process for everyone involved, as well as guaranteeing the confidential treatment of the information obtained. Previously, Bankinter posts its employment offers on its Corporate Website and in various other media.

Training and professional development

At Bankinter, training is highly practical and aimed at satisfying our customers and keeping the value of our human capital permanently up to date, while increasing the employability of our professionals both internally and externally. In 2005, 94.75% of the workforce received training, and a total of 1,182 courses and 389 other training initiatives were carried out. Aggregate data of the hours of training received per training recipient (66.69 h), and the resources spent on training –measured by training recipient (1,232.3 euros) and as a percentage of the total wage bill (3.41%)– rank Bankinter among the leaders of the industry by training effort made.

Virtual learning, either independently or combined with presential activities, forms a key part of the methodology adopted to achieve Bankinter's training objectives. In 2005, 74 training actions were carried out in the virtual classroom, to which 100% of employees have access from their work station. The training methodology adopted by Bankinter combines teletraining with advanced knowledge management and organizational learning practices, such as forums and communities of practice, which create the environment and the conditions required for knowledge and experience to be shared, and also for the promotion of innovation and creativity. Also, 10% of the workforce receives tailored training in the form of mentoring; with an additional 3% of the workforce acting as mentors.

The systematic management of training is based on a responsibility-based people management model and takes the form of a Job Position and Knowledge Map that includes the responsibilities, skills, functional profile and knowledge required in the various areas of the Organization. This management model provides for an awareness of what the Organization expects from each one of its employees, as well as serving as a personalized guide for employee training and professional development. It is therefore possible to design continuing training initiatives based on both business and individual needs. It is also a highly useful tool for the avoidance of redundant job positions. It is of note that all members of the Organization participated in the design and development of the Job Position and Knowledge Map.

Job rotation is a key element of Bankinter's professional development policy, which in addition to providing knowledge of the Organization and a complete picture of the business, favors the employability and promotion of its members, making organizational flexibility possible. In 2005, internal job rotation reached 29.01%.

Worthy of special mention was the initiation in 2005 of a talent plan aimed at young people with development potential. The main aim of the plan was to search out talent in the Organization directly from the start of an employee's professional career in order to go on to develop their skills and knowledge through different initiatives.



Remuneration and performance assessment

Bankinter's remuneration policy is in line with the industry's wage agreement and seeks to reward work and performance in a competitive and equitable manner. Target-based variable remuneration plays an important role at all levels of the Organization for the motivation and compensation of the contribution made by an employee. Accordingly, 65.98% of the workforce have a component of variable remuneration which represents 14.55% of the total wage bill. Also, a very high percentage of the workforce, 68.24%, participate in stock or convertible bond programs, through which they are committed to the Bank's strategy.

In 2005, 56.25% of the workforce reached or exceeded the targets set. Besides the accomplishment of targets, performance assessment is based on the 360° assessment system that provides for an integral assessment of work performed on the basis of assessment by colleagues and those persons who are involved with the employee being assessed. Assessments of this nature confer great importance on individual abilities and personal relations as part of the organization of work, as well as on team work, communication, initiative and the capacity to take decisions. Assessment is anonymous and confidentiality is guaranteed by Audit control.

Participation, communication and transparency

Employee participation is key to Bankinter's human resources policy and a general principle that guides management decisions. Participation ranges from the negotiation of a variety of working conditions, to the organization of the work itself and direct involvement of the professional in the decision-making process and the introduction of major improvements and innovations. Accordingly, in 2005, 48.71% of the workforce took part in debating forums; knowledge communities received 2,736 contributions; and 928 suggestions in relation to innovation and quality improvements were made. The number of hierarchical levels involved in the preparation of the Group's strategic plans reached 46%.

Employee participation is channeled along different lines according to its nature. In this way, Bankinter recognizes and guarantees the exercise of the right of its employees to unionization, association and collective bargaining.

True and effective participation demands communication and transparency. To this end, an objective priority of Bankinter is the communication and dissemination of all relevant information, both in relation to business performance, as well as information that affects the employee directly. Therefore, all employees are fully aware of the Bank's objectives and the percentage of management information available amounts to 96.70%.



Accordingly, the fact that in 2005 the Organization received the III Award for the Best Employee Portal and the second prize for the Best project promoting employee participation and accessibility, awarded by Instituto de Empresa business school, Capital Humano magazine and the Inforpress group (category from 1,000 to 5,000 employees), was a cause of great satisfaction.

The portal is a key communication and management tool. It includes all elements, sections and applications commonly employed by users, and contains wide-ranging audiovisual resources (videoconference, video chat). It also includes corporate websites, communities (group websites), private work zones and transactional Intranet. Its content includes, in addition to internal items of news and internal corporate information campaigns:

- Welcome manuals, as well as manuals in relation to conduct and procedures, and people management, which include company benefits and other useful information for the employee.
- Training, courses programmed per person, courses received, personal training plan and training aid management.
- 360° assessment, performance assessment, setting of annual targets, employee potential assessment.
- Job position map, with detailed information regarding the people that hold each position and their missions.
- Vacancies: the vacancies that exist in the Group and vacancy application forms.
- Recognition of employees, the Bank's talent map, the search for employees with potential.
- CRM system and a system for the management of commercial engagement books for the entire commercial network.
- Information Center, where all the management reports required by the commercial network and central services are stored.
- Software, computer management tools and specific regulations for various operational and business areas: Treasury and Capital market, Computing, Audit, Risks, Financial management, Marketing, SMEs, Telephone platform, etc.
- Bankinter Fundación de la Innovación: mission, publications, projects, how to take part...
- Bankinter Social Action: mission, projects, how to cooperate...
- Volunteer Website: a website that provides the possibility of searching for opportunities for volunteers in different fields all over Spain.

Health and safety at work

Bankinter fosters a safe and healthy working environment and has a policy of zero tolerance of physical or psychological harassment. Data regarding rates of seriousness and frequency of leave accidents –0.10 and 2.18 respectively– although still low in relative terms, must improve further.

Work conciliation and welfare benefits

The reconciliation of work and the family is a condition linked to our new social reality and demands a new form of cooperation and commitment between men and women that provides for a balanced distribution of responsibilities in both professional and private life.

Social integration and voluntary work

To aid the integration of the disabled within the workforce, over recent years Bankinter has entered into several collaboration agreements with institutions for the disabled, such as COCEMFE, FAMMA, FUNDACIÓN MANPOWER, FUNDACIÓN ONCE and FUNDACIÓN ADECCO, which has provided for progress being made in the inclusion of these groups within the workforce. In addition, Bankinter avails itself of certain alternative measures, which are laid down by the law, and has pledged its commitment to the measures in order to reach the required 2% integration quota set the Ministry of Labor and Social Affairs. These actions are focused on the purchase of goods and services from Special Employment Centers, in close alliance with Fundación ONCE, and a donation to Fundación Adecco that will be used exclusively in the recruitment, training and integration of the disabled at all levels within Bankinter. For this purpose, Bankinter has signed a collaboration agreement with Fundación Adecco concerning Work Integration, with the objective of getting joint initiatives underway that for the full social and work integration of the disabled, as well as the integration of women with family responsibilities and the over- 45s. The 'Family Plan' is the first initiative to be launched under this agreement. The objective of the project is to provide the relatives of Bankinter employees who suffer a degree of disability with different types of aid in order to facilitate their effective integration in the workplace and society. The initiatives focus on two different groups: for adults, training initiatives will be undertaken centered upon the development of skills and social attitudes to ease access to the world of work, as well as access to information, orientation and counseling relating to the search for employment; for under-18s, Bankinter will provide economic aid in order to alleviate, as far as possible, the economic outlays made by Bankinter families with disabled children.

In the area of social commitment and the promotion of employee community action, worthy of note was the launching of the Volunteer Portal. The Volunteer website is a new project launched in collaboration with Fundación Chandra for facilitating and promoting the participation of Bankinter Group employees interested in taking part in volunteer projects. The website provides the possibility of searching for opportunities for volunteers in different fields, depending on the availability and dedication of each individual, all over Spain.

Employee satisfaction

Bankinter pays great attention to the degree of employee satisfaction. Studies of the working climate help to identify and develop initiatives that contribute to the creation of a better working atmosphere and the promotion of motivation; they also have a direct bearing on those aspects that condition our employees' satisfaction with their work. In 2004, Bankinter launched a project based on the participation of its employees in the decision-making process within the Bank, on forums of debate and opinion, on transparency, teamwork and the knowledge transfer, whose results are clear to see in the working climate survey carried out by an independent consultancy in 2005. 71.4% of the workforce took part and the results reveal high rates of satisfaction, 85% (62% in 2003); and motivation: 83% (62.25% in 2003).

The survey, known as Opina, is carried out every two years and covers all aspects related to Bankinter employees' sphere of work. Internal communications, pride in belonging to the Bank, or confidence in its future, are among the themes which received the best evaluations in the 2005 survey. Other questions of note were related to workforce training, integration of new employees and talent development policies.

As an external indicator of employee satisfaction, for the second consecutive year, and based on the 2004-2005 study, Great Place to Work® Institute Spain named Bankinter one of the best places to work in 2005. The award obtained endorses Bankinter as one of the '25 Best Places to Work' in Spain. In accordance with the GPTWI's definition of an excellent working environment, Bankinter can be defined as a place where 'you can trust the people you work for, you are proud of what you are doing and enjoy the company of those you work with'. This classification was obtained as a result of an audit of the Bankinter culture and a questionnaire put to a random sample of Bankinter employees.

Finally, it should be noted that all data, graphs, variations and comparisons relating to the People Management Area are available in Chapter 4. Intellectual Capital and 5. People management of the Bank's Annual Report.

Code of conduct

The rules applicable to those persons whose posts in the Bank require them to operate in or maintain relations with securities markets, or who are in possession of or handle confidential, privileged or relevant information, along with the collection of ethical principles which must govern the behavior of the persons who work in the Group are included in two Codes of Conduct: the Code of Professional Ethics and the Internal Code of Conduct in matters relating to the Securities Markets.



The first is a collection of basic principles governing the performance and practices of professional conduct that are applicable to all employees and persons that work for the Bankinter Group and which are consistent with the Bank's corporate culture and guiding principles. The Code describes the extent of the obligation of confidentiality and professional loyalty demanded of employees, and establishes criteria for the use of the computing programs and systems made available to them by the Bank as well as determining how employees and their families involved in bank or securities transactions should act.

A Code Compliance Committee exists whose function it is to safeguard compliance with the Code's rules and principles, and to keep it constantly updated and adapted to the guidelines arising from our corporate culture. It also has the function of penalizing any possible infringements, in accordance with existing labor legislation and notwithstanding the powers of the Group's People management Area.

The Internal Code of Conduct in matters relating to the Securities Markets establishes the procedures required to ensure the responsible flow of privileged and confidential information within the Group. It lays down a series of guidelines aimed at controlling the activities of executives and employees in securities markets whose work is related or linked to them, and imposes measures to ensure transparency in the markets and correct price formation in accordance with currently in force regulations and the recommendations issued by the supervisory and control authorities.

Internal regulations are being constantly updated at Bankinter, with the incorporation of new regulations that have been adopted. Of recent note are the regulations relating to market abuse and related party transactions, enforced with a view to increasing the transparency of listed companies, and the activity of their employees, executives and board members, in relation to the markets, their shareholders and investors.

Ultimate control of compliance with current regulations by the Bank and its board members, executives and employees lies with the Board of Directors' Audit and Regulatory Compliance Committee. The importance that Bankinter attaches to these issues is revealed by the fact that the Audit Committee has been conferred direct powers in the matter, similar to those that it exercises in relation to the functions performed by the internal Audit Division and by the Bank's external auditors.

Therefore, as set forth in the Regulations of the Board of Directors, it falls to the Commission to control compliance with the Bankinter Group's Code of Professional Ethics, the Internal Code of Conduct in matters relating to the Securities Markets and other internal rules in relation to securities markets and privileged and relevant information approved by the Board of Directors. The Commission also has to promote and supervise the setting of suitable internal control procedures that guarantee the sound and prudent management of the Bank, as well as operating regulations that aid the Board of Directors in the fulfillment of their obligations and the assumption of the most demanding of international and national standards. As stated in the Annual Corporate Governance Report, Bankinter is considered to be a benchmark company in our country in the area of Corporate Governance, and it has received several awards and acknowledgements in this connection. In fact, most of the new recommendations included in the Unified Code have already been applied in Bankinter for some years now. The Company Bylaws, the Regulations of the General Shareholders Meeting, the Regulation of the Board of Directors and the Bank's Corporate Website are the ideal means for shareholders and investors to receive timely information regarding the Bank's rules and practices.



Investor Relations



The Investor Relations department has the primary objective of providing the market with uniform data concerning Bankinter's performance, results and strategy.

This area deals with several interlocutors, mainly, institutional investors (Mutual and Pension Funds, insurers and privately owned institutions) and financial analysts: Bankinter habitually works with 31 banks or investment houses, which value the Bank and recommend and setting an objective price for its shares. These financial analysts, either Spanish or foreign, monitor the Bank on a quarterly basis and issue reports about its performance. In 2005, 119 reports and notes concerning the monitoring of Bankinter's performance were published.

Also, the Investor relations department is responsible for the coordination of relations with rating agencies. There are currently three rating agencies (Standard&Poors, Moodys and Fitch) which analyze the strategy, businesses, solvency and the performance of Bankinter, and assign it a certain rating.

Ratings

	Short term	Long term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

The normal channels for the transfer of information followed by the department are –apart from the quarterly presentation of results, which are also retransmitted online by webcast– attendance at seminars and conferences, group meetings and one-on-one meetings. Otherwise, the main means of communication is the Corporate Website, in which all matters relating to Bankinter's performance are included and updated.

In 2005, Bankinter took part as a speaker in seven 7 conferences and held 332 meetings in 15 different countries with investors and analysts.

The table below shows the geographical distribution of the meetings held by the Investor Relations department over the last five years.


120
100
80
60
40
20
0
Spain
United Kingdom
USA
Germany
France
Italy
Portugal
Switzerland
Benelux
Denmark
Ireland
Sweden
Others
2001
2002
2003
2004
2005



Finally, mention should be made of the fact that both sustainability and Corporate Governance are themes that are gaining in importance, and day by day there is an increasing number of investors who value positively not only financial performance, but also another series of factors concerning Corporate Social Responsibility, such as good governance of companies or social and environmental matters; all of which are factors that in the long term, influence the enhanced financial performance of companies and contribute to the creation of value.

Thus, there is a close relationship with several agencies which value Bankinter from a sustainability viewpoint, such as Eiris, Sam Group, Vigeo, GMI,ISS, etc. The Investor Relations department attempts to convey to all these agencies the Bank's good governance strategy, its corporate reputation and, in general, the commitment it has with the various groups of interest with which the Bank interrelates.

Bankinter features on the FTSE4good sustainability index and in 2005 began to appear on the FTSE ISS Corporate Governance index, achieving one of the best valuations within the banking sector and also at overall level. Similarly, Bankinter has received various awards that testify to the value of its Corporate Governance strategy, information transparency, innovation, technology, etc., which are spoken about at more length in a separate chapter.

Corporate website


ANKINTER
BKT: 53.05 EUR 09:08:00
Bankinter abre la
Esta nueva sucurs
Resultados 2005:

Since September 2003, the Bank has also offered its shareholders –its current format adapted to the Transparency Law– one of the most powerful Corporate Websites in the market. It contains company, institutional and financial information about the Bank and is organized in an interactive and accessible manner. Shareholders have access to the information throughout the complete financial year, and access is not limited only to the period of notice to the General Meetings. The contents of Bankinter's Corporate Website are open for consultation in both Spanish and English (http://www.ebankinter.com/webcorporativa). Also, during the period of notice to the General Meetings, its interactive nature allows shareholders to exercise their right to remote electronic vote or, if they prefer, to delegate their vote, as well as request information about the Bank's affairs, agreement proposals and the reports listed in the notice of General Meeting. The presentation of quarterly results can be accessed on-line and questions may be asked live through the webcast. Information of any type may be requested, either from the Shareholder Information Office or from Investor Relations.

The Corporate Website is structured around the following sections:

- 'About Bankinter', where general information about the Bank is presented: Bankinter's history, company information, the organization chart and a link to the Bankinter websites.
- 'Corporate Governance', containing the documents in relation to the governance and administration of Bankinter and the effective operation of the Board of Directors and the commissions: Company bylaws, GSM Regulations, the Board of Directors, Regulations of the Board of Directors, Commissions of the Board of Directors, significant Shareholders, Treasury stock, Parasocial agreements, Code of Professional Ethics and Internal Code of Conduct in matters relating to the Securities Markets.
- 'Prevention of Money Laundering'. A section devoted to providing information concerning measures adopted by Bankinter to guarantee the fulfillment of legal requirements in this connection, as well as the most significant aspects of Bank policies in relation to the prevention of money laundering.
- 'CNMV's relevant events', where the information furnished concerning relevant events corresponds exactly to that sent to the CNMV.
- 'Financial information', where financial information is provided, as well as information concerning the Bank's results.
- 'Bankinter share', where information about the Bank's capital stock, share price performance and distribution of dividends is included.
- 'Corporate Social Responsibility'. A section which includes information about Social Action and the Bank's Environmental Policy, as well as an investor procedures manual.
- 'Press room'. This caption includes all useful information relating to the media.
- 'Information request'. A section that gives the opportunity to financial analysts, journalists or customers to request information in connection with the Bank.

- 'Shareholder's office'. A section in which Bankinter provides its shareholders with detailed updated information about capital stock and its performance, with a specific section devoted to the most frequently asked questions. It also makes the sending of enquiries easier through an electronic form that is sent automatically to the Shareholder's office email address.

Over one month before the date of the General Meeting, the complete version of its Notice is published on the website. It includes not only the call to the Meeting but also all the agreement proposals that the Board of Directors is going to present, a practice which goes far beyond the requirements of recently passed Law 19/2005 of November 15, modifying the Spanish Corporations Law.

In 2006 the Corporate Website is being updated to adapt its contents to the requirements of recent regulations in relation to market abuse and analyst reports, and the CNMV's recommendations concerning meetings with analysts, investors and securities market operators in general.

Bankinter and its suppliers

Suppliers



Another of the groups, apart from customers, shareholders and employees, to which Bankinter projects the policies implemented in the area of Corporate Social Responsibility are the suppliers of any type of service to the Bank.

Their full adaptation to the policies of conduct and rules adopted by the Bank in the performance of its activity and the principles that make up and comprise its corporate culture, constitute a challenge for the Bank's management team and, of course, a basic requirement for the suppliers to continue to provide services to Bankinter.

Therefore, Bankinter selects its external suppliers on the basis of clear and objective criteria relating to both the quality of the product or service provided, as well as the supplier's ability to fulfill the requirements established in external, general or industry and internal rules which are subject to statutory or contractual observance by the bank, and/or the supplier, in matters relating to data protection, the environment, the working environment or social security and taxes. The Bank has a department devoted to the control and supervision of certain contracts with external suppliers.

It is essential for Bankinter that the companies with which it maintains commercial relations not only respect the law applicable to Bankinter, but also that they observe the law in the performance of their own activities and especially that they fulfill their obligations in matters in connection with data protection and confidentiality, their obligations with the various tax authorities and the obligations that they have as employers with their employees or with the social security system. For this purpose, the contracts entered into with our suppliers include the necessary cautionary provisions which provide for the Bank to terminate a commercial relationship in the event of nonperformance of these obligations or any others binding upon them.

It is also essential that they share the basic principles that mold the Bank's corporate culture, in particular, complete respect for human and workers' rights and respect for the environment. It is also of marked importance that they possess an economic, financial and organizational structure sufficient to be able to provide the services that they offer to the Bank with the level of quality demanded.

To guarantee the foregoing commitments, Bankinter exacts specific requirements upon its suppliers, which are duly included in the contractual relationship held with them. Of note amongst these requirements are:

- Possession of a suitable economic and financial structure and access to the human and material resources that provide for the full commitment to the organization and management of the services rendered.
- To be up to date and meet, in time and form, their tax, labor and social security obligations.
- The taking-out of Professional Liability Insurance sufficient to meet any claims for personal injury or property damage that could be caused either directly or indirectly to the Bank as a result of a supplier's error or omission.



- Adoption of the computer security measures defined by Bankinter in the event that the commercial relationship between the supplier and the Bank required the connection of the former to the bank's servers. Guarantee of the confidentiality of the Bank's customer's details handled in the performance of a supplier's services, and the due processing of these details with the application of all security measures as required in currently in force regulations.
- Avoidance of specific activities or actions which could harm or affect Bankinter's honor or image in any way, and the non-use of the Bank's trademark or distinctive sign in its relations with third parties without the prior consent of the Bank.
- Performance of its activities in an ethical and socially responsible manner and in accordance with the Bank's environmental policy.
  - Adaptation of the service provided to the model contract drawn up by Bankinter, except in justifiable circumstances, with the objective of ensuring the fulfillment of the conditions set forth.
  - Agreement to undergo an inspection of the activity by Bankinter's supervisory bodies, where appropriate.

Bankinter and society


SEMANA

Social Action



Introduction

2005 bore witness to the consolidation of the Bank's Social Action program at all levels, both in relation to the innovative projects that came to fruition over the year, as well as to the acknowledgement that our activities received from the social groups affected and the institutions most representative in the matter. Also of great importance was the total involvement of the workforce in an area that, depending directly on the Chairman and with the counseling of the Social Action Committee, now forms an inseparable part of the very essence of Bankinter; this, in spite of the relative recentness of its implementation. Proof of the workforce's involvement in and commitment to this theme is the fact that the Social Action Committee, which analyzes, advises and recommends courses of action, is composed of employees from all areas and segments of the Bank's business and from various hierarchical levels.

Certain of the projects worked upon in 2004, had their public launch in 2005. Thus, the Bank maintained its strategy of all Social Action initiatives being a clear reflection of the Bank's profile, history, and the people who comprise it; all initiatives undertaken being based upon a platform of its predominant capacities: technology, innovation and the talent of its workforce.

One of Bankinter's main objectives continues to be that of becoming a benchmark for the various disabled groups (over three and a half million people in Spain), with the capacity to interpret and respond to all their needs: whether as customers, improving accessibility to the channels of communication with the Bank; as future employees, favoring the disabled becoming part of our workforce; or even facilitating voluntary initiatives through an internal portal.

To find out how many of our customers have some type of disability, and therefore what we could do to help them in their dealings with us, we sent all our customers a questionnaire in which we asked them to tell us about the improvements and adaptations that they would like to be implemented in each one of the channels of communication with the Bank that would make their access to our services easier.

Accessible Bankinter

In 2005, Bankinter became the first financial institution to equip all its sales channels and platforms under the criteria of universal accessibility. The objective was to make Bankinter the first fully accessible bank to all customers and employees, independently of their personal and technological capacities.

Part of the success obtained in the launch of the various projects presented in 2005 can be attributed to the cooperation and advice received from certain bodies especially recognized for their work in society, in particular

Fundación ONCE, without whose guidance and support the finance accessibility projects for the disabled would not have been possible. Also worthy of mention are other entities which have been cooperating with the Bank (Fundación CNSE, Fundación Esplai, Fundación Empresa y Sociedad, Fundación Adecco, etc.) and, above all, the complete involvement of the various areas of the Bank, both in the definition of all the initiatives and their subsequent development and launch; a fact demonstrated by the results from the last internal working climate survey, 'Opina 2005', in which the Bank's Social Action policy achieved a very high level of satisfaction.

The final outcome and culmination of these initiatives were seen at the end of the month of November, when Bankinter's Social Action initiatives were recognized by the Spanish Disabled Persons Representative Committee (CERMI) as part of the IV Edition of their annual Awards -the most prestigious awards of their kind in Spain. In this edition, Bankinter took the award in the 'Social and Cultural Action' category, in acknowledgement of the launching of social initiatives relating to global accessibility for the disabled, in association with various organizations belonging to CERMI itself, which is an umbrella platform for the main state and autonomous region level organizations for the disabled.

Also, Fundación Empresa y Sociedad –in which Bankinter has progressed from being a partner to being the trustee–, ranked Bankinter in 9th place within its annual ranking of the best perceived companies in the area of Social Action initiatives. This detail is particularly worthy of note bearing in mind that the bank had occupied the 97th and 36th places in 2003 and 2004, respectively, which gives an idea as to the unstoppable progress made in the matter. Also, in another survey by the same Fundación concerning 'social action in the websites of large companies and savings banks', Bankinter takes 6th place in a ranking in which 75 of these entities compete.

External projects

Projects	2006 Objectives
Physical accessibility to facilities.	- Increase the number of accessible branches. Raise from 63% to 100%. - Opening of a new accessible bank branch model.
Website Accessibility.	- Attain AA rating for website accessibility ebankinter 'cards and mortgages' tabs. - Include Videos in SSL within the Accessibility option.
Accessibility to products and channels.	- Develop a new channel in relation with disabled customers to provide a specialized service adapted to their needs.
Raise awareness of the social reality of the disabled.	- 80% of employees receive e-learning courses. - Preparation of the Guide to accessibility to financial services.



Accessibility to financial services for the disabled.



Website accessibility

ebankinter.com was the first financial Internet portal to attain an AA rating for website accessibility. This means that its most frequently consulted pages are fully compatible with the special software used by the physically disabled in their habitual Internet browsing activities, whether this be reading software for the blind or the visually impaired, or voice recognition software for persons with other disabilities.

The successful culmination of this real challenge, which was carried out with the cooperation of Fundación ONCE, has meant that going forward, the disabled will not only be able to receive information in relation to Bank products and services but also log on to their accounts and carry out any type of investment or financial transaction.

To make ebankinter.com a completely accessible website, it was necessary to redefine and transform all the pages in the portal one by one -the information pages as well as transactional sections- and the decision was taken to adapt them to the new system, rather than create a parallel system to which disabled users could be referred. It was therefore necessary to implement a new way of operating for the disabled, because the prevailing system was based on the introduction of a coordinate number from a password card, using a mouse-operated on-screen panel. Since this activity is inaccessible for physically or visually impaired customers, it is now possible to key in a sum of coordinates, allowing these customers to operate while maintaining identical levels of security. Similarly, a Braille password card has been created so all visually impaired customers can carry out the remote financial operations that require the use of this card.

Certain needs of the deaf have also been addressed. This year, explanatory videos in sign language have been introduced on the ebankinter.com website. They contain information about the contents and various functions of the portal, as well as how to operate with the bank through its various channels. This is an original project carried out with the cooperation of Fundación CNSE (National Confederation for the Deaf).

Physical accessibility

The branch network has also been included within Bankinter's Accessibility project. Towards the end of the year, 63% of the Bank's branches were fully accessible. Major advances have been made in this physical network, for example: leveling of floors at the branches, improving the system for opening doors, equipping the branches with furniture without sharp edges or corners, and creating areas of passage to improve movement within the branches. These works were undertaken with the aim of building a bank without barriers and providing a uniform quality of service to all our customers, irrespective of their physical condition.

The project includes the creation of a pilot branch that will act as a model of accessibility and which will boast all the customer-care and access facilities not only for the visually impaired, but also for the severely disabled. It is located in calle Rufino González, Madrid, in a building belonging to Fundación ONCE, which once again has collaborated in its design and fitting-out. The branch is managed by a disabled member of Bankinter's workforce.



Telephone Banking

As regards Telephone Banking, a group of specialists in serving the disabled was created. This group has the responsibility of providing a solution to all the difficulties that a disabled customer could encounter -whether this involves hearing or visual impairment-, when trying to carry out a financial transaction. We have also set up a sign language interpretation service to provide the necessary support to deaf customers in the signing of certain transactions that, due to their complexity, require the use of a financial language that the deaf find difficult to understand. A simple telephone call to Telephone Banking -specifying the time, day and branch where the operation is to take place- is sufficient to take advantage of this service.

Mobility

In 2005 the Bank's Innovation area devoted time to various issues connected with mobile services and accessibility. Although it may appear paradoxical, these devices are an indispensable tool for those persons suffering visual and/or hearing impairment. Therefore, in close association with Fundación CNSE (National Confederation for the Deaf) we are developing videos in sign language that explain how 'Bankinter in your cell phone' works.

In the area of the visually impaired, and as a result of the collaboration agreement between Bankinter and Vodafone for the development of bank services through the cell phone, we carried through the market launch of the first and only multimodal broker for the cell phone. This system enables customers to conduct brokerage transactions by simply speaking into the phone, and it has the added option of combining all its functions through a keyboard. This technology is especially useful for persons with impaired vision, who, thanks to the application of voice recognition, now face fewer difficulties than when conducting brokerage transactions over their cell phone in the traditional manner.

Internal projects

Integration of the disabled within the workforce

Over the last three years, Bankinter's Social Action Plan has been specifically considering the development of training initiatives and professional practices that favor and encourage the insertion of the disabled into the labor market. To this end, certain agreements have been entered into with several entities, such as Fundación ONCE, COCEMFE, FAMMA, Fundación Manpower and Fundación Adecco, which have enabled us to make progress in the recruitment and insertion of disabled persons within the workforce.

As of December 31, 2005, there were 27 disabled persons integrated within the workforce, compared to the 14 at the end of the previous year. This represents an increase of over 100% in the period. The law allows those companies that have not yet reached the 2% quota of disabled persons within the workforce to take alternative options to fulfill this social commitment. These alternatives are the purchase of goods and services from Special Employment Centers –i.e., entities whose workforce is mostly made up of persons with some form of disability–, or donations to non-profit making organizations that work with the disabled.



In terms of the integration of the disabled, Bankinter fully complies with the law. But that is not all; our commitment goes far beyond this. Over the next three years we will continue to face up to the challenge of reaching our quota and surpassing it. In addition, we will actively work toward the integration of the disabled both within and outside Bankinter.

At Bankinter, our decision has been to focus our alternative measures on:

- The purchase of goods and services from Special Employment Centers in close collaboration with Fundación ONCE.
- A monetary donation to Fundación Adecco to be integrally spent on the recruitment, training and integration of disabled persons at all levels of Bankinter. To this end, we have entered into an agreement between Bankinter and Fundación Adecco.

On-line employee training

To increase our employees' sensitivity to and awareness of the social reality faced by the disabled, throughout 2005 Bankinter continued –in collaboration with Fundación ONCE– with training initiatives aimed at preparing the workforce to give the best service possible to these groups of customers and achieve their optimum integration within the Bank itself . This has been achieved through Intranet on-line training courses, offering information about the various classes of disability, problems faced by the disabled, specific legislation on the matter, existing associations, limitations and difficulties that the disabled encounter, methods of service and attention to disabled persons, etc.

Bankinter for all

In cooperation with Fundación Adecco, and with the objective of facilitating the effective integration in the workplace and society of relatives of Bankinter employees who suffer a degree of disability, Bankinter has started up its Family Plan. This plan includes various types of aid to these relatives and their families. The actions focus on two groups:

- For adults, training initiatives will be undertaken centered upon the development of skills and social attitudes to ease access to the world of work, as well as access to information, orientation and counseling relating to the search for employment.
- For under-18s, Bankinter will pay an amount of 3,000 euros a year as financial aid. This amount is an attempt to alleviate the economic outlay made by the families with children with a degree of disability of over 33%.

Volunteer Portal

Although finally getting underway in the current year, the Volunteer Portal project arose as a result of a survey of all the Bank's employees carried out two years ago. 72% of those questioned expressed their willingness to take part in aid and collaboration programs with the disabled. On the basis of these results, Bankinter began to seek a way to facilitate, foster and channel this manifest interest through a series of initiatives that have come to fruition this year in the form of the Volunteer Portal. It is a meeting point for employees where they can find projects, methods of cooperation, get to know other experiences, read other employees' testimonies, etc. The portal also has news concerning issues related to voluntary work, a weekly bulletin that employees may request and have sent to them via e-mail, and even a section of exhibitions, with photographs and artwork inspired by this theme.



Volunteer portal indicators – visits made


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jul
Aug
Sep
Oct
Nov
Dec
Pages visited

This socially committed portal, which draws together and channels the selfless cooperation of our workforce, was developed heeding the advice and with the support of Fundación Chandra, -a private non-profit making entity. Fundación Chandra specializes in channeling the power of communication inherent in the new information technologies –especially Internet– to attain a greater degree of commitment from all sectors of society –citizens, companies and institutions– for the benefit of NGOs and the most disadvantaged sections of the population for which it works.

The volunteer website has become extremely popular among our employees, attested to by the fact that it has been receiving an average of 2,241 hits a month.



Products


tarjeta Solidaria
Bankinter
VISA

Affinity Credit Card

The affinity credit card launched by Binkinter in 2005 is a financial product that unites social commitment with excellent conditions as a means of payment. It is a credit card for installment payment only, and may be used for shopping or to withdraw cash from ATMs belonging to any network. It offers a credit limit of 3,000 euros, no annual charge and one of the most attractive interest rates in the market: 9.40% APR.

However, the essence of the card, and the feature that attests to its socially committed nature, is that 1% of any amount spent goes towards the Social Action projects promoted by the Bank, for example, to defray the costs of opening new Technological Literacy Centers similar to the two that were inaugurated in 2004 or other initiatives suggested by our customers and employees. These centers, located in the Su Eminencia neighborhood in Seville, and the Puente de Vallecas district, Madrid, along with the others that will be created thanks to funding from this new affinity card, form part of the "Red Conecta", an initiative spearheaded by Fundación Esplai and aimed at facilitating the access of the most underprivileged social groups to information and communication technologies as a means of preventing and combating social exclusion, addressing particularly young people, unemployed adults and immigrants.


Evolution of Subscription to the Bankinter Affinity Card
No. Cards
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

BK Solidaridad, FI Mutual Fund

Bankinter began its involvement in Social Action with the launch of its BK Solidaridad, FI Mutual Fund, which was the first product of its kind to donate all fees to a social cause, such as the creation and upkeep of the technological literacy centers. The Fund closed at the end of the year with managed assets of 7.5 million euros, belonging to over 1,000 investors, and was one of the mutual funds devoted to this issue with the most assets in the Spanish market.

Indicators

The social action initiatives and programs implemented over the year have had an analogous impact on the groups with which the Bankinter interacts (employees, customers, shareholders, suppliers), and have led to an improvement in the perception that all of them have of the Bank and, consequently, its Corporate Reputation.

In an attempt to gauge in which aspects this enhancement of reputation has come about and, above all, what its progression and evolution have been compared to previous years, we have prepared the following series of indicators; fully aware that sound management of social action always implies transparency of information that vouches for the initiative, as well as its correct analysis considering the results obtained and the objectives achieved.

1. Internal impact indicators:

Objective: Increase employee satisfaction and motivation. Measured through specific questions put to employees in quality surveys.


Internal impact
78
76
74
72
70
68
66
64
62
60
2003
2004
2005
% Awareness
% Satisfaction



2. External impact indicators:

Objective: Increase customer satisfaction by taking these initiatives. Measured by specific questions put to customers in monthly customer surveys.

External impact


90
80
70
60
50
40
30
20
10
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
% Satisfaction
% Awareness

3. Objective: Enhance impact on corporate reputation.

Bankinter features in specific Corporate Reputation and Social Action indexes and rankings.
(See page 46 on Awards and Acknowledgements)

Fundación Empresa y Sociedad
IRMA
MERCO
FTSE4GOOD

4. Objective: Raise Bankinter's Social Action profile in the Media.

Year	No. insertions	Valuation	Coverage (thousands)*
2003	2	5.48	258
2004	17	5.65	2,409
2005	17	5.98	5,994

* Coverage: the number of individual readings of an article ('impacts' in advertising terminology or 'hits' in Internet). It is an estimate based on surveys carried out by the Oficina de Justificación de la Difusión in which it is affirmed that a copy of a newspaper is read not just by one person, but by several. Currently this number stands at 3.3 for national and economic media, and varies depending on the type of media and time.

2005 indicators by project

PROJECTS	OBJECTIVES	FULFILLMENT
Physical accessibility to facilities.	- Raise the number of accessible branches. Raise from 60% to 80%.	Not fulfilled
	- Establish model pilot bank branch with disabled access.	Objective fulfilled
Website accessibility.	- Attain AA rating for website accessibility.	Objective fulfilled
	- Include videos in sign language in 80% of *the most visited websites*	*Not fulfilled*
Accessibility to products and channels.	- Develop a specific cell phone-based product for the deaf.	Objective fulfilled
	- Implement Telephone Banking service for the deaf.	Objective fulfilled
Raise awareness of the social reality of the disabled	- 100% of employees to receive e-learning course	Not fulfilled
Training in new technologies.	- Increase number of centers opened (currently 2).	Not fulfilled
	- Increase number of training recipients (currently 200 per month).	



Fundación de la Innovación

Bankinter's 'Fundación de la Innovación' was set up with the objective of raising the level of society's sensitivity to technological innovation as a cultural value within the fabric of the Spanish economy. Its main objective is to encourage the creation of business opportunities based on identified emerging technologies. Thus, Bankinter strengthened its commitment both to society and to its strategic cornerstones.

All Fundación de la Innovación's publications provide an in-depth and independent analysis of the implications arising from main international trends, whether scientific, technological or socioeconomic.

The main project of the Foundation is the 'Future Trends Forum' (FTF). This is a forum for the open and neutral exploration and analysis of trends. A group of international opinion leaders participates in the Forum, whose mission it is to detect and analyze international schools of thought that will define the future of our society in the areas of technology, sociology and economics.

As a consequence of this Forum's multidisciplinary and international nature (experts from over 20 countries participate), the studies are made from a worldwide perspective with an application focused on national reality.

The FTF meets twice a year to analyze a current theme of special interest. Based on the conclusions reached in the meeting, the experts draw up a paper that is subsequently presented publicly before an interested audience in carefully selected auditoriums.

This exploratory work sketches possible future developments that are then communicated to various strategic business hubs. The papers are freely available at no charge on the FTF website at http://www.ftforum.org/:

- Volume 1: 'RFID: Myths and Realities'
- Volume 2: '3G: A new and impatient reality'
- Volume 3: 'Personalized Medicine: A la Carte Health Care'
- Volume 4: 'China: Facing the Challenge'
- Volume 5: 'Nanotechnology: The Industrial Revolution of the 21st Century'.

In 2005, the Fundación organized a total of 10 conferences, the main attractions being 'Personalized Medicine' and 'China'. Madrid, Barcelona, Bilbao, Valencia, Alicante, Seville and Málaga were the cities chosen for the forums. The speakers were the members of the FTF who coauthored the conclusions disseminated at the events.

To sum up, the Future Trends Forum is the Fundación's main project and as such is carried out with Bankinter's firm commitment to the development of an original and valuable social action initiative.

Environmental policy

The environmental policy initiated in Bankinter in 2004 saw its consolidation in 2005. Recognition was received in the form of Bankinter maintaining its position in FTSE4Good, to which we make further reference in the chapter in this report on Awards and Recognition.

Although the environmental problem that most directly concerns Bankinter is its emissions and wastes, because Bankinter is a provider of financial services, it is not a company that poses an excessively high environmental risk. If, therefore, environmental initiatives were limited to measurement, limitation and reduction of these parameters, it would be insufficient. This led us to consider other spheres of action which include: employees, their families, our suppliers and our customers.

Based upon these four areas, the most noteworthy lines of environmental policy in 2005 were as follows:

- Ongoing improvement of the implementation of the environmental management system.
- Foment good practices aimed at the reduction of CO_2 and other greenhouse-gas emissions.
- Foment good environmental practices among the Bank's suppliers and subcontractors.
- Promote an environmental culture among our employees and their families.

Reduction of Bankinter's environmental impact



In 2004, an integral environmental management system was implemented in Bankinter's three most important work centers (Tres Cantos, Alcobendas and Madrid).

During 2005 the management system was extended to a further 24 offices, and extension of the system began throughout Spain.

Basically the system attempts to reduce consumption of resources that are critical for the environment (water, electricity, gasoline and paper), to give suitable treatment to the wastes that are inevitably produced in the Bank's activities and to recycle the materials and products that can be recycled. The system requires periodic measurements to be taken in order to determine the evolution of the various parameters and, based on these measurements, necessary corrective measures are implemented in order to reach projected objectives or surpass them. Therefore, Bankinter's environmental management system is not just a simple instrument of measurement and control but, above all, a source of recommendations for good environmental practice.

The most important initiatives undertaken in this field in 2005 were as follows:

- The installation of 70 new receptacles for the separate collection of paper, plastic and batteries.
- The installation of 293 automatic systems in the Bank's branches and offices that provide for the saving and efficient use of energy and regulate consumption (illumination, acclimatization) in a planned, strict and rational manner, thus avoiding dependence on the diligence or forgetfulness of human beings.
- The substitution of 5,165 computers by others manufactured using selected materials that protect the environment. The development processes, selection of materials, production, transport and recycling carried out by the manufacturer are subject to very rigorous internal environmental controls. Thus, the printed circuit is lead free –and the lead in the rest of the mother board weighs less than three grams–, the casings are made of recyclable plastic and the batteries contain neither cadmium nor mercury. In addition, the supplier of the equipment made contractual assurances that all its factories worldwide, and those belonging to its subcontractors, comply with the standards established by the United Nations International Labor Organization, which prohibit the use of child labor, discrimination or inhumane conditions.
- In addition to the foregoing, the equipment complies with the energy efficiency regulations regarding consumption and other regulations such as Council Directive 89/336/EEC on the approximation of the laws of the Member States relating to electromagnetic compatibility, modified by Council Directives 91/263/EEC, 92/31/EEC and 93/68/EEC.
- Faced with the serious drought of 2005, advice and information concerning ways of saving water were broadcast. Accordingly, in the Community of Madrid Bankinter worked alongside Canal de Isabel II in its campaign to inform citizens of the need to save water and how to do so.



- Fully aware of the environmental impact of CO_2 emissions, the Bank embarked upon the following initiatives, among others:
  - In July 2005 the solar photovoltaic panel installation at our head office in Tres Cantos was started up.
  - Various initiatives aimed at providing information concerning modes of transport that are less polluting than private vehicles.

Environmental indicators, identified impacts

Waste indicators (registered in the Centers where the environmental management system has been implemented)

Nonhazardous waste	**2004**	**2005**	**(2005-2004) %**
Toner (units)	5,529 (62%)	6,653 (67%)	20.33
Plastics (kg)	8,886	16,964	90.91
Paper and cardboard (kg)	101,530	84,385	-16.89
Hazardous waste			
Batteries (kg)	215 (100%)	367 (100%)	70.69
Fluorescent tubes (units)	2,563 (100%)	2,214 (100%)	-13.61

Resource consumption indicators (registered in the Centers where the environmental management system has been implemented)

	2004	**Consumption average workforce**	**2005**	**Consumption average workforce**	**Variation per employee (%)**
Water (liters)	34,453,000	28,102	36,561,000	27,739	-1
Electricity (Kwh)	11,004,294	8,976	12,723,979	9,654	8
White paper (kg)	16,240	12	6,847	5	-58
Recycled paper (kg)	35.202	27	46,852	36	33
Total paper (kg)	51,442	39	53,699	41	5

Paper consumption (registered in the Centers where the environmental management system has been implemented)



Total white: 13%
Total recycled: 57%

Resource consumption indicators (registered in BK Group)					
	2004	**Consumption average workforce**	**2005**	**Consumption average workforce**	**Variation per employee (%)**
White paper (kg)	124,453	39	124,538	36	-8
Recycled paper (kg)	84,453	27	116,598	33	22
Total paper (kg)	208,906	66	241,136	69	5



Promotion of an environmental culture among employees and their families

The question of the environment has always been posed as an area that employees should explore and be aware of, with the desire that from this awareness would stem the initiatives that are so necessary; and not simply limited to Bank itself.

Most of the initiatives undertaken have been organized so as to raise awareness of the problems faced by our planet, and have taken shape in:

- FORO, an open forum within the Bank in which all employees can read the views of others or express their own opinions, in 2005 over 800 contributions were made giving information about or reflecting on the environment: climate change, renewable energies, bioclimatic buildings, desertification, loss of biodiversity, drought, good environmental practices... The 'Environment' category in FORO, which exists alongside other categories related to the business and internal life in the Bank, was the category that received most contributions and readers in 2005.
- As proof and endorsement of the foregoing, mention should be made of the positive acceptance received by the book 'La Tierra Herida' (The Wounded Earth) co-written by two outstanding figures in our culture: the novelist and academician Miguel Delibes, and his son Miguel Delibes de Castro, who was awarded the national prize for science in 2005. 500 copies of the book, which runs through the environmental problems faced by the planet Earth, were distributed among the workforce and over 80 employees made comments about it and encouraged others to read it.
- Building on the interest created by La Tierra Herida, the Environmental Committee decided it was advisable and necessary to expand on and go more deeply into the topics that the authors had brought up. This crystallized, with the collaboration of the publishing house Destino, in a ninety-minute interview with Miguel Delibes de Castro that was recorded on video and given out to the entire workforce.
- In addition to its electronic publication, 5,000 copies of a good environmental practice guide were published that included advice that could be followed in everyday private and working life.
- Every week over the Environmental website, information is given out regarding the activities concerning the environment taking place all over Spain, highlighting those that are focused on children and youngsters.



Suppliers

Since 2004, Bankinter has included a clause in its contracts with suppliers and subcontractors that binds both parties to respect the environment and the legislation that protects it in the relationship that connects them.

Initially the clause was limited to companies that were potentially polluting but in 2005 it became more generally applied and the clause was included in other contracts.

Customers

Bankinter is fully aware that the recovery from and the prevention of damage to the environment are growing demands of the society in which we live, which values companies concerned about the environment very positively.

Accordingly, in 2005 Bankinter:
- Became a partner in companies engaged in the generation of wind power.
- Financed five wind farms with an installed capacity of 168,646 MWhour/year.
- Provided training about renewable energies and their financial requirements to 150 members of the Bank in association with the company Open Energética.

Intellectual capital

One of the concerns of Bankinter is to accumulate, organize and distribute knowledge among its workforce. In order to preserve and employ this knowledge in the area of the environment and emerging economies, a specific environmental website was created that stores all experiences, proposals, debates, information, legislation, etc. that arise both inside and outside Bankinter.

Awards and recognition

In 2005 Bankinter received a wide range of awards and recognitions that testify to the worth of the initiatives carried out by the Bank in 2005 and recognize both the quality of its products and services and the uniqueness of its value proposal.

Corporate responsibility continues to be one of the principal variables that govern Bankinter's strategy. For yet another year, this led to the Bank forming part of the select and limited group of Spanish companies included in the prestigious FTSE4Good index, which includes environmentally committed companies from all over the world. FTSE4Good evaluates the social responsibility of companies on the basis of their initiatives towards sustainable development, efforts made in areas of the environment and society and in relation to their stakeholders and respect for human rights. The analysis, carried out by Fundación Ecología y Desarrollo, is based on an exhaustive questionnaire drawn up by the European organization EIRIS (Ethical Investment Research Service).



Similarly, Bankinter gained a special mention in the second edition of the "Awards to the Company with the best corporate governance practices and reporting transparency ', organized by the Fundación de Estudios Financieros and the Recoletos Group. This is one of the most prestigious awards in the business world, in which an independent jury analyzes all endeavors made by the Ibex-listed companies in the area of corporate governance. As in the 2005 edition, the jury was made up of leading figures from the business and academic worlds, including recognized authorities on corporate governance. The award ceremony was presided over by the Second Vice-President of the Government and Minister of Economy and Finance, Pedro Solbes.

The Bank's reporting transparency was once again recognized by the market. According to the results of a world-wide study carried out by the consultancy firm PricewaterhouseCoopers, -in which the quality of information furnished to the markets by various companies is examined- Bankinter featured in the select group of 42 companies from all over the world with the highest quality of corporate reporting, a group in which only four other Spanish companies are included.

Bankinter's Chairman, Juan Arena, was honored as one of the winners in the '11th Business Awards 2005' that are bestowed each year by the magazine Dinero, belonging to the Negocios group. These awards were created to extol and publicly value the efforts of companies, not only as creators of wealth, but also as the cohesive force behind society. Although the awards are given to the top executives of the companies, they are in fact a recognition of the efforts and work of all the people who form part of these organizations.

Technology, Innovation and Financial Products.

Not for the first time, technology and innovation have a special and ample section in this awards and recognition chapter. We can begin by mentioning the awards bestowed by the industry magazine Banca 15, which each year honor the persons and companies that most stand out in the industry, and which determined Bankinter to be the entity that possessed the 'Best Financial Technology'.

Similarly, a classic in this type of awards, 'The Favorites of Expansión Directo' recognized Bankinter's website, once again, as winner in the category of 'Best Financial Institution / Insurer'. The jury of experts, whose decision ratified the majority of votes given by Net-users, reflected by their decision that ebankinter.com stands out among its competitors for its 'high level of usability and features', which made it worthy of such a prestigious award.

The Bank's Intranet and its internal management strategy enabled Bankinter to take the '3rd edition of the Prize for the Best Employee Portal', awarded by the Internal Communication Observatory, comprising the Instituto de Empresa business school, the magazine Capital Humano and the consultancy firm Inforpress. Apart from the award in one of the three categories –companies with between 1,000 and 5,000 employees– the Bank took second place for the 'Best project to promote employee participation and accessibility'.

Another publication whose name is inextricably linked to an award that is currently considered a benchmark in the business world is the magazine Actualidad Económica and its best 100 ideas of the year', which on this occasion, included in its list 'Broker Bankinter through the cell-phone', -an innovative and pioneering service in Europe to which the Bank gave full backing throughout the year.

Also in 2005, Bankinter's CRM (Customer Relationship Management), on which the Bank's commercial strategy is based, received the most renowned world-wide award in this field. The consultancy firm Gartner determined that Bankinter, a pioneering entity in the adoption of CRM techniques in the Spanish financial industry, possesses the best CRM in Europe, the Middle East and Africa, which serves to recognize the outstanding work and track record of our Bank over many years.

In the more specific area of innovation, worthy of note was the respectable inclusion as finalist that the Bank achieved in the first edition of the 'Best of European Business' awards, in the Innovation / Large enterprises category. In these awards -organized by the European consultancy firm Roland Berger together with the Financial Times, the economic newspaper Expansión and the IESE business school- over 500 Spanish companies competed in four different categories: Value Creation, Growth, Innovation and Strategies for the New Europe, with two awards for each category: one for large and the other for medium-sized entities; the fundamental objective being to identify those companies that have stood out most during the year in each one of the aspects addressed.

The Bank's financial products, and more specifically its mutual funds, once again appear in this recognition section. Firstly, the five awards from 'Expansión Standard & Poors' obtained in the 2005 edition. The awards went to: 'Ebankinter Bolsa', as the Best Global Equity Fund; 'BK Fondvalencia Mixto', Best Spanish Bond Fund over three years; 'BK Fondvalencia Mixto', Best Spanish Bond Fund over five years; 'BK Fondo Internet', Best TMT Fund over three years; and 'BK Fondo Internet', Best TMT Fund over one year.

Similarly, the 'Cinco Dias Lipper' awards recognized several other funds managed by the Bank: 'BK Dividendo', as Best European Bond Fund over three and five years; 'BK Sector Energía', Best Natural Resources Sector Equity Fund over three years; 'BK Fondo Internet', Best Information Technology Sector Equity Fund at three years; and 'BK Sector Telecomunicaciones', Best TMT Sector Equity Fund at five years.

With such a range of funds receiving awards, we cannot ignore the activities undertaken by Gesbankinter, highlighted for the second consecutive year by the magazine Mi Cartera de Inversión as the Best Equity Fund Manager of the Year.

As an external indicator of employee satisfaction, for the second consecutive year, and based on the 2004-2005 study, Great Place to Work® Institute Spain named Bankinter one of the best places to work in 2005. The award obtained endorses Bankinter as one of the '25 Best Places to Work' in Spain. In accordance with the GPTWI's definition of an excellent working environment, Bankinter can be defined as a place where 'you can trust the people you work for, you are proud of what you are doing and you enjoy the company of those you work with'. This rating was obtained as a result of an audit of the Bankinter culture and a questionnaire put to a random sample of Bankinter employees.

Social Action

The last of the areas in which Bankinter received awards in 2005 was in connection with social action. Not for nothing was Bankinter recognized by the Spanish Disabled Persons Representative Committee (CERMI) in the 4th Edition of its annual Awards -the most prestigious awards of their kind in Spain. In this edition, Bankinter took the award in the 'Social and Cultural Action' category, in recognition of the launching of social initiatives relating to global accessibility for the disabled, in association with various organizations belonging to CERMI itself.

CERMI is a platform of encounter and social action for the disabled, made up of the main state and autonomous region organizations for the disabled, which in turn are formed by over 2,900 associations and entities, which together represent Spain's three and a half million disabled persons, 9% of the total population. These annual awards honor those companies that work towards the integration and participation of this social group, and are considered to be one of the most prestigious awards that exist in this sphere.

Similarly, the Fundación Empresa y Sociedad ranked Bankinter in 9th place in its list of best perceived companies for social action initiatives, in which the activities of various Spanish companies are analyzed in the field of responsibility towards the disadvantaged. This fact is especially meritorious if one considers that the study includes entities from all different types of industries (also including savings banks), although of special note was the Bank's improvement from 97th place in 2003, to 44th place in 2004, to achieving 9th place overall in 2005.

To prepare the study, the Fundación interviewed a total of 273 experts, and took into account four types of social action: in products and services (in which Bankinter took an extraordinary 3rd place); employee actions; sponsorship and financing of projects; and employment of disadvantaged persons.

According to another study by the same Fundación concerning 'social action in the websites of large companies and savings banks', Bankinter ranked 6th in a list of 75 companies.

Bankinter's 2005 Annual Report is available on CD-Rom.
To obtain a copy please contact Bankinter's External Communications Department
or request it through an e-mail to: comunicacion@bankinter.es
The list of Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Annual Report.

Published by
Bankinter Communications Department

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SELECTED SECONDARY FIBRES

LONG-LIFE


BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM


BANKINTER
www.ebankinter.com

Annual Report
on Corporate
Governance


BANKINTER
'05


BANKINTER
www.ebankinter.com

Bankinter Corporate Governance Report *05*


BANKINTER
www.ebankinter.com

Contents

Bankinter Principles

1. Mission Statement

The common goal of all who work at Bankinter is to create sustainable value, to guarantee the stability and continuity of the Company and to maximise the Company's value in the medium to long term. All of these goals complement one another and translate into a forward-looking business project in which shareholders' interests are coordinated with those of employees, clients, suppliers, the government and the rest of the people and entities related to Bankinter.

To attain this goal, Bankinter defines itself as a company that offers universal banking services and value added financial services and technologies. While it does not rule out any market, clientele segment or business mode, the Bank focuses on commercial and corporate banking in Spain and on earning typical and recurring profits from its banking business in these areas.

2. Corporate Governance

At Bankinter, corporate governance is understood as a power-balancing system that strives to avoid the risks inherent to the concentration or abuse of power and to guarantee shareholders' rights and the smooth operation of the company as a whole. The Bank aspires to be at the forefront of the best international good governance practices and to achieve an effective, agile and transparent system of business administration in which all shareholders feel that their interests are represented.

3. Transparency and Compliance

Bankinter assumes the commitment of informing the markets and supervisory authorities, investors, shareholders and the financial community in general in the broadest possible terms. The financial and accounting information that is made public is verified in advance by an Audit Committee composed of external directors.

Compliance with the regulatory standards governing the banking sector is not merely an obligation imposed on the Bank from the outside, but rather a duty that has been internalised in the Bank's corporate culture. From the members of the Board of Directors down to the most recent new hires, everyone who works at Bankinter must know and comply with the codes of conduct relative to the stock market, consumer affairs, money laundering, data protection, fiscal responsibility and others applicable to the sector. Attention to regulatory authorities is a priority for everyone at the Bank.

The Bank's transparency is likewise projected onto the internal atmosphere of the company, which is characterised by and open and non-hierarchical corporate culture. The most relevant financial, commercial and administrative information - including that used by the Directors and the executive staff – is available to most employees, notwithstanding its confidentiality. The Bank's databases are open to the staff. Internal communications are designed to be unlimited by hierarchical or functional constraints. The relationship between directors and employees is direct and fluid.

4. Social Responsibility

Bankinter is committed to the creation of value for all of the groups with whom it has a relationship as a company, including the society in which it does business. A responsibility which comprises cultural and educational values, the environment, employees, suppliers, and the rest of society. A commitment to the future sustainability of our society. A responsibility that consists not merely of a declaration of intent but rather of specific actions that are published, controlled, measured and reviewed. Specific social action transformed into projects to facilitate the access of the most disadvantaged groups to the world of technology and communications. Actions that take advantage of the Bank's most highly acknowledged capabilities – technology, innovation and the talent of the Bank's employees. Actions that are intended to contribute to the attainment of the Bank's general objectives, all in keeping with the reputation of seriousness and discretion that characterises the Bank.

5. Ethics

These corporate values require that all employees adhere to the most demanding standards of professional ethics and responsibility. This is particularly true of the employees who have direct contact with the markets, with the most sensitive information, with data management, suppliers and customer service.

One of the ways in which the Bank's ethical standards manifest themselves is in our respect for confidentiality and veracity in the relationship with our clients and in our full and loyal cooperation with legal, fiscal, and administrative authorities.

6. People

People are Bankinter's most valuable asset.

At Bankinter, employee motivation and development are priorities. Part of the company's share capital is in the hands of our employees. The annual performance evaluation process is open and non-hierarchical. The opinion of staff members is systematically polled. Employee training is one of the Bank's strategic investments. Remuneration in the form of bonuses based on objectives, results and performance is a generalised practice. Specific measures are established so that the talents of the employee with the greatest potential are allowed to flourish and be compensated. The Bank encourages telework and flexible scheduling.

As an organisation, Bankinter also fosters equal opportunities, non-discrimination, diversity, handicapped employees, and a respect for the basic rights of employees and their representatives. The Bank strives to promote the careers of its youngest employees, to enable their talent to flourish and be recognised and therefore maintains a permanent process of rotation based on a system of ongoing training, learning and renewal.

7. Quality

In addition to the Bank's institutional values, if asked to explain the principles governing our commercial strategy, the first one would undoubtedly be excellence in the quality of service we offer.

The quality of the financial products offered, the quality of the services available to clients, the quality of the internal processes that make the different lines of service possible and that ensure the quality and scrupulousness of our internal control system. Quality as a tangible value that can be gauged using objective instruments that are published year after year in the company's annual reports. Quality as a commitment to clients and as a component of the Bank's remuneration structure.

The mission of Bankinter from a commercial point of view is none other than to ensure that our clients are satisfied with the system of products and services that most adequately and effortlessly satisfy their financial needs and preferences: through a multi-channel banking offer, through sound advice on investment risks and alternatives, through complete transparency with regard to prices and costs, with agile and simple information on positions and yields.

8. Solvency

As one of the pillars of its business activities, Bankinter continues to take a prudent and rigorous approach to credit, market and other risks associated with the industry, including operating risks.

Thanks to the soundness of the Group's equity, mandatory provisions and high financial ratings, it is able to safety undertake the expansion of its distribution networks and customer segments.

9. Innovation and Technology

The spirit of permanent innovation and a legitimate attitude of challenge in respect of our competitors is part of Bankinter's very essence. The market endorses the leadership of our Bank in the launching of new products and the development of technological systems for financial activities. Creativity and determination are virtues which the Bank demands of all employees because they are the ones that most clearly set us apart from our competitors.

Bankinter also sponsors and participates in some of the most important forums where the future of our economy and that of the financial sector are debated.

Bankinter Corporate Governance Report

1. Bankinter's Corporate Governance System

While the Unified Code of Good Governance Recommendations for Publicly Traded Companies – presented on 18 January 2006 by the Special Work Group created by the government to advise the CNMV - will not take effect until 2007, Bankinter is pleased to report that it already complies with most of the recommendations contained in the code, including those introduced for the first time in this project. Nonetheless, the Board of Directors intends to continue making progress to ensure that Bankinter remains one of the companies of reference in Europe and Spain on this subject.

In the Annual Corporate Governance Reports for 2003 and 2004, Bankinter reported on the company's level of compliance with the existing Good Governance Recommendations. Since the document referred to in Order ECO/3722/2003 of 26 November was not yet available, Bankinter used the recommendations contained in the Document of the Special Commission for the Study of a Code of Ethics for Boards of Directors (Olivencia Report) issued on 26 February 1998 (Olivencia Report) and the Report by the Special Commission to Foster Transparency and Security in the Markets and in Listed Companies (Aldama Report) issued on 8 January 2003.

The most salient features of Bankinter's Corporate Governance System are mentioned below, along with the innovations introduced in 2005 which exemplify the high level of compliance with both the recommendations of the "Olivencia" and "Aldama" reports and those contained in the "Unified Code" Project of 2006, in addition, obviously, to all legal provisions and the terms of law 26/2003 of 17 July which modified the Stock Market Law 24/1988 of 28 July and the Revised Text of Legislative Royal Decree 1564/1989 of 22 December designed to reinforce the transparency of listed companies.

Non-existence of measures that restrict shareholders' rights

Since 2002, all of the anti-takeover measures which could cause a situation of inequality among shareholders were eliminated. More specifically, the voting right limit of 10%, qualified quorums for the constitution and voting at General meetings on certain resolutions and restrictions on the appointment of Directors (by number of shares) and Chairman (by years as a Director) were eliminated.

Facilitating voting for all shareholders

Since 2002, the company's shareholders have been able to vote electronically and using other remote voting methods, added to which since 2003 the option of voting by SMS and since 2004, that possibility became by non-client shareholders. Unlike appointing a proxy, distance voting enables shareholders to make their own decisions on the proposed resolutions on the General Meeting Agenda.



Bankinter has been a pioneer in Spain in terms of list companies that offer electronic voting and continues to be the leader in this regard. Starting in 2006, the option whereby shareholders can cast their vote by means of an SMS sent through their mobile telephones is one which no other listed company in this country offers its shareholders. And while in most listed companies the possibility of remote voting or electronic delegation poses for shareholders the difficulty and cost of obtaining a recognised and certified electronic signature, Bankinter offers its shareholders – even those who are not bank customers – a free-of-charge electronic signature based on a system of codes implemented for distance banking, an absolutely reliable system. Starting with the ordinary General Meeting in 2006, shareholders have the option of voting or delegating their votes by sending an SMS through their mobile telephones, they can vote in favour, against or abstain from voting on each resolution on the agenda.

Evaluation of the Board and Board Members

One of the characteristics of Bankinter's Corporate Governance system is the practice whereby the Directors periodically evaluate the Chairman, the Managing Director and the Board as a governing body. In 2005, the Bank began to evaluate the performance of each director individually. The evaluation process is carried out under the supervision of the Appointments and Remuneration Committee – and therefore under the watchful eye of the independent directors - with the assistance of an independent external consulting firm, Spencer & Stuart, an international leader in this field which is responsible for independently overseeing this evaluation process and reporting to the Board of Directors with the results. The certificate issued by Spencer & Stuart in this regard follows the Corporate Governance Report.

Board of Directors

The Board of Directors is properly sized with ten members and meets with a frequency of not less than nine times per year. The Executive Committee, however, meets very infrequently – just once in 2004 – meaning that the Board of Directors is the bank's real administrative body. To reinforce this function, the Board is informed at each session of the matters addressed by the Audit Committee and the Appointments and Remunerations Committees at their sessions held since the last Board meeting. The independent directors who act as the Chairman of each committee are responsible for reporting to the Board.

The Plenary Board's retention of all its essential powers, combined with the effective role assumed by the Board's Regulatory Committee are significant indicators of a good Corporate Governance system, since the weight of the External Directors, in particular the independent ones, is assured within both the Board and its Committees, avoiding the phenomenon consistent with a 'de facto' replacement of part of the Board's powers by Executive or Delegate Committees controlled by Executive Directors.

The Bankinter Plenary Board of Directors thus acts not only as an executive supervisory and control body, but also as a decision-making body that meets regularly, makes executive decisions, is in direct contact with the executive team and actively participates in the Bank's operations. The effective separation of the functions of the Chairman and CEO is clear, as is the existence of a significant number of External Directors and the minimum number of the Executive Directors.

On 19 October 2005, the Business Committee was abolished, its monitoring and reporting functions being assumed directly by the Board of Directors.

Independent Directors

The effective independence of the independent Directors and their impact on the operation of Bankinter's Corporate Governance system are also noteworthy. These Directors, who are chosen by the Appointments and Remuneration Committee, are not and have never been professionally associated with the Bank or any company of the Group. The professional careers of these Directors are unrelated to Bankinter and all have achieved positions of professional prominence independently of their status as members of the Bank's Board of Directors. Independent Directors occupy four of the nine seats on the Board of Directors, making them the majority type of board member, considering that there are only two executive and three nominee Directors. They also have an absolute majority on the Audit Committee and the Appointments and Remuneration Committee and occupy the chairs of both of these committees.

The Vice President of the Board of Directors is an independent director. Independent directors hold an absolute majority on both the Audit Committee and the Appointments Committee, both of which are chaired by independent directors. These members also meet frequently in the absence of the executive directors.

Bankinter has only two executive directors, who are the Chairman and the CEO. This situation – very unusual in our country – confers upon the Board of Directors and also the Board's Committees a special independence and diversity. This is another feature which adds to the singularity and transparency of the Corporate Governance vision embraced by Bankinter.

Audit and Regulatory Compliance Committee

It is very important to note that the Audit and Regulatory Compliance Committee is vested with decision-making functions on such relevant matters as the prior verification of results, the selection of external auditors and the supervision of the internal auditing function. The Committee meets at least ten times a year. It also supervises regulatory compliance, personal data protection and money laundering prevention efforts.

It is necessary to highlight the importance of these competencies of the Audit Committee, because they are so unusual in Spain and represent one of the most relevant aspects of Bankinter's Corporate Governance System. In most publicly-traded companies, the Audit Committee's functions are limited to advising and informing the Board of Directors but lack any properly defined profile of competencies as such. At Bankinter, the Board of Directors is not authorized to approve the quarterly, bi-annual or annual results of the Group, before being publicly announced, without the Audit Committee first issuing a favourable report on the results. It is a Committee report, and not a final decision, but it is a preceptive and binding report for the Board of Directors. A negative opinion by the Committee would paralyze the presentation of the results and the contents would need to be modified. The Committee issues its report with absolute independence, based on the proposals put for the by the Audit Division to the external Directors, in the presence of the external auditors. The technical staff of the Audit Division is responsible for preparing these proposals. The technical staff works independently and in direct collaboration with the external auditors.

It is also significant that the Audit Division, i.e., the internal audit function of the Bank and the Group, reports hierarchically, directly and exclusively, to the Internal Audit Committee, which is very rare in our country and goes above and beyond the most stringent corporate governance recommendations. To guarantee the autonomy of the auditing function, Bankinter's Audit Committee is responsible for appointing and replacing the Division Director, approving the annual budget and planning its annual auditing activities, supervising its human and technical resources and ensuring that the budget is sufficient to guarantee the continuity of the Division's projects.

The Audit and Regulatory Compliance Committee also plays an active role in the process of selecting, renewing and replacing the external auditors. The Audit Committee is directly responsible for organizing, supervising and resolving this procedure through an objective and transparent tender process. The Committee decides on the pre-selection of a candidate for appointment or renewal independently from the proposal presented by management or by the Audit Division. The Board of Directors then takes a decision on the name to be proposed to the General Meeting, based on the resolution passed by the Committee. The Committee evaluates the conditions and offers presented by the firms participating in the tender process and sets the economic terms and conditions of the contract and the limits on the activities of the selected firm in relation to auditing, consulting and other services.

The Chairman of the Audit and Regulatory Compliance Committee reports to the ordinary General Meeting on its activities during the fiscal year, activities which are reflected in the Committee's annual report which is approved by the Board of Directors. A copy of the report is enclosed with this Corporate Governance Report and is available to all shareholders along with the proposals and reports relative to the General Meeting and is also published on the corporate website.



Appointments and Remuneration Committee

The activities of the Appointments and Remuneration Committee extend not only to the typical duties assigned to this type of Committee according to the reports and codes of good governance, but also to relevant aspects such as planning the successor of the Chairman and Managing Director, evaluating the executive management staff or deciding on employee incentive plans, all of which is enormously innovative in Spain. The Appointments and Remuneration Committee meets frequently and acts independently in respect of the executive line.

Directors Information

All Directors are provided with ample information before, during and after the meetings of the Board of Directors and its Committees on all of the agenda items and have easy access to the Bank's directors and management staff. Moreover, the Audit Division periodically reviews the veracity and quality of the contents of the reports and presentations made by the Managing Director and the Directors to the Board and its Committees. Starting in the first month of fiscal year 2006, annual meeting schedule of the Board of Directors will be available, including not only the dates but also the proposed agendas, in respect of which Directors can make the proposals they consider appropriate.

Corporate website

Since September 2003, the Bank also offers its shareholders one of the most powerful corporate websites on the market – adapted in its current format to the Transparency Act – containing the Bank's business, institutional and financial information in an interactive and accessible setting which is available to shareholders all year long, not just around the time of the General Meeting. The site's content is freely available for consultation in Spanish and also in English (www.ebankinter.com/webcorporativa) and is organized into the following sections:

- 'About Bankinter' where general information about the Company can be found: the history of Bankinter, company information, the company's organization chart and a reference to the Bankinter webs.
- 'Corporate Governance', with documents relating to Bankinter's governance and administration and the effective operations of the Board of Directors and its Committees: Bylaws, GSM Regulations, Board of Directors, Internal Rules of the Board, Committees of the Board of Directors, Significant Shareholders, Treasury Stock, Parasocial Agreements, Professional Code of Ethics and Stock, Stock Market Regulations and Money Laundering.
- 'CNMV's relevant events' where the information provided on relevant events corresponds exactly to that sent to the CNMV.
- 'Financial Information', where the Bank's financial information and results can be found.



- 'Bankinter share', where information can be found relating to the Bank's capital stock, the development of the share values and distributed dividends.
- 'Corporate Social Responsibility', a section that includes information on the company's Social Action and Environmental Policy as well as the Investor Procedures Manual.
- 'Press Room'.
- 'Shareholders' Office', a section that allows shareholders to request information from the Bank electronically.

The full text of the meeting announcement and all of the resolutions proposed by the Board of Directors to the shareholders are published on the corporate website more than one month in advance of the General Meeting, a practice which goes well beyond the requirements of the recent Law 19/2005, of 15 November, which amended the Public Limited Companies Act.

The corporate website is being updated in 2006 to adept its contents to the requirements of the most recent regulations passed on market abuses and analysts reports and the recommendations of the CNMV on meetings with analysts, investors and market operators in general. A section on Regulatory Compliance is being introduced with the following subsections: Competent Supervisory Authority, Professional Code of Ethics, Internal Code of Conduct, Participation in Listed Companies, and Regulatory Standards for Analytical Reports.

Verification of Counts at the General Meeting

In 2005 the Bank introduced a procedure for verifying and counting delegated votes, distance votes and in person votes at the General Meeting and for verifying the security of the electronic support systems by an independent external auditor. To guarantee the neutrality of this work, it has been entrusted to a leading auditing firm (Deloitte, S.L.) different than the Group's account auditor. The firm issued a favourable report which was published on the Group's website and the process will be repeated this year.

Starting in 2005, the organisation and holding of the General Meeting and, more specifically, the information, attendance, distance voting and delegations rights of shareholders are also regulated within the Board of Directors Regulation in a Procedure Manual which is also published on the corporate website. The aim is to ensure the transparency of the constitution of the General Meeting, the information provided to shareholders and the delegation of voting rights. The shareholders are provided with a summary of the procedure in the announcement of the General Meeting sent to each one of them individually along with the attendance-voting card and the distance voting-delegation card.

Updating of the corporate governance internal rules

In 2005, the Board of Directors Regulations and the Stock Market code of Conduct were updated to ensure the maximum transparency in the operations of Directors and board members, in accordance with the provisions of Royal Decree 1332/2005 of 11 November, relative to the provisions of the Stock Market Act on market abuses and more stringent corporate governance reports.

Recognition of the Bankinter Group

In 2005, Bankinter received an honourable mention in the second edition of the "Best Corporate Governance and Information Transparency Awards" granted by the Financial Studies Foundation and the Recoletos Group. This is one of the business world's most prestigious awards, in which a panel of judges analyses the corporate governance procedures of Ibex-35 companies. The Bank's information transparency was once again recognised by the market: according to the results of a world-wide study conducted by the consulting firm, PricewaterhouseCoopers, which examined the quality of the corporate information provided to the markets by different companies, Bankinter is one of 42 companies from around the world with the highest quality of corporate information. Only four other Spanish companies made the list.

Bankinter's security issues are rated by the most prestigious international credit rating agencies - Standard&Poor's, Moody's Investors Services and Fitch, all of whom conduct preliminary analyses of the solvency, capacity and future outlook of the company in question, and all of which can be influenced by the company's corporate governance policies. The leading rating agencies have shown an increased interest in corporate governance either as a specific analytical and rating tool or as a subject to be considered when analysing the company's credit rating.

For years, Bankinter has maintained regular contact with some of the most relevant international rating agencies of corporate governance in order to improve the external evaluation of our system and incorporate the latest internationally-accepted practices.

Corporate Responsibility

Starting this year, the Board of Directors will publish an Annual Corporate Responsibility Report along with the annual report which will be available to all shareholders along with the proposals and reports relative to the ordinary General Meeting and will also be published on the corporate website.

Bankinter Declaration of Culture Principles

In 2006, the Directors approved a Declaration of Corporate Culture which summarises the Bank's institutional values and is included as the first chapter of this report.

Corporate Governance Committee

In 2006, the Board of Directors created a new Corporate Governance Committee composed exclusively of external directors. This Committee is a novelty in the corporate governance world in our country.

The main functions of the Corporate Governance Committee are:

- Processing evaluations of the Board, the Chairman, the CEO and individual board members.
- Ensuring the independence of independent directors.
- Proposing the Annual Corporate Governance Report to the Board.
- Holding board meetings without the executive directors in attendance.

2. Shareholder Structure*

Share capital: 116,875,179.50 euros divided into 77,916,786 shares.
As of 18 January 2006, these figures were 117,387,700.5 and 78,258,467, respectively.

Name of shareholder	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital
JUAN ARENA DE LA MORA	20-11-1986	20-03-2002	207,109	627,432	1.071
PEDRO GUERRERO GUERRERO	13-04-2000	21-04-2005	111,138	341,001	0.580
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	18-03-2003	18-03-2003	66,959	994	0.087
CARTIVAL S.A.	26-06-1997	20-03-2002	11,299,757	0	14.502
RAMCHAND BHAVNANI WADHUMAL	19-05-2005	19-05-2005	9,576	9,121,501	11.719
FERNANDO MASAVEU HERRERO	14-09-2005	14-09-2005	32,074	4,230,988	5.471
MARCELINO BOTÍN-SANZ DE SAUTUOLA	21-04-2005	21-04-2005	18,929	0	0.024
JOSE RAMÓN ARCE GÓMEZ	27-06-1996	23-03-2004	296,840	825	0.382
JOHN DE ZULUETA GREENEBAUM	18-04-2001	18-03-2003	11,650	0	0.015
FABIOLA ARREDONDO DE VARA	18-04-2001	18-03-2003	7,649	0	0.010

% total share capital held by the Board of Directors	33,861

Between 31 December 2005 and 20 February 2006, Cartival, S.A. now controls 16.376% of the share capital and the director Ramchand Bhavnani owns 11.846% of the total share capital, included indirect and direct shares.

* As of 31 of december. For further information, please see chapter II of the CNMV Model Annual Corporate Governance Report

3. Governance and Administrative Structure of the Company*

3.1 Board of Directors

Name of shareholder	Representative	Position on the Board	Date of first appointment	Date of last appointment
JUAN ARENA DE LA MORA		CHAIRMAN (EXECUTIVE)	20-11-1986	20-03-2002
PEDRO GUERRERO GUERRERO		VICE PRESIDENT (INDEPENDENT)	13-04-2000	21-04-2005
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN		MANAGING DIRECTOR (EXECUTIVE)	18-03-2003	18-03-2003
CARTIVAL , S.A.	ALFONSO BOTÍN-SANZ DE SAUTUOLA Y NAVEDA	DIRECTOR (NOMINEE)	26-06-1997	20-03-2002
RAMCHAND BHAVNANI WADHUMAL	DIRECTOR (NOMINEE)	19-05-2005	19-05-2005	
FERNANDO MASAVEU HERRERO	DIRECTOR (NOMINEE)	14-09-2005	14-09-2005	
MARCELINO BOTÍN-SANZ DE SAUTUOLA Y NAVEDA	DIRECTOR (NOMINEE)	21-04-2005	21-04-2005	
JOSE RAMÓN ARCE GÓMEZ	DIRECTOR (INDEPENDENT)	27-06-1996	23-03-2004	
JOHN DE ZULUETA GREENEBAUM	DIRECTOR (INDEPENDENT)	18-04-2001	18-03-2003	
FABIOLA ARREDONDO DE VARA	DIRECTOR (INDEPENDENT)	18-04-2001	18-03-2003	

Remuneration Paid to Directors in 2005

Remuneration Type	Figures in thousands of euros
Fixed remuneration (including salaries paid to executive directors)	2.061
Variable remuneration	674
Allowances	451
For Board and Committee meeting attendance	441
Stock options and/or other financial instruments	230
Other	0
Total	**3,857**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	5.629
Pension plans and funds: contributions	883
Pension plans and funds: obligations assumed	0
Life insurance premiums	4
Guarantees provided to directors by the company	263

* As of 31 december 2005.

Total remuneration by type of director in 2004

Type of director	thousands of euros
Executive	3,070
External nominee	292
External independent	495
Other external directors	0
Total	**3,857**

Breakdown of Remuneration Paid to Individual Directors 2005/2004:

Amount of remuneration paid to individual Directors in fiscal year 2005 and difference compared to the amounts paid in fiscal year 2004 (in euros):

Total Board of Directors			
Directors	**2005**	**2004**	**Difference %**
JUAN ARENA DE LA MORA	191,737.22	181,690.20	5.53
PEDRO GUERRERO GUERRERO	175,490.37	172,830.02	1.54
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	142,490.37	134,580.02	5.88
EMILIO BOTÍN-SANZ DE SAUTUOLA	-	8,968.88	(*)
CARTIVAL, S.A.	98,403.10	81,493.35	20.75
ELIAS MASAVEU ALONSO DEL CAMPO	14,345.08	69,508.91	-79.36
JOSE RAMÓN ARCE GÓMEZ	118,743.52	122,727.79	-3.25
JOHN DE ZULUETA GREENEBAUM	117,993.52	104,720.01	12.67
FABIOLA ARREDONDO DE VARA	82,427.87	83,735.57	-1.56
ALFONSO BOTÍN-SANZ DE SAUTUOLA	26,417.46	106,977.79	-75.30 (**)
MARCELINO BOTÍN-SANZ DE SAUTUOLA	65,209.43	-	(***)
RAMCHAND BHAVNANI WADHUMAL	58,662.35	-	(****)
FERNANDO MASAVEU HERRERO	29,331.17	-	(*****)
TOTAL	**1,121,251.46**	**1,067,232.54**	**5.061**

(*) Emilio Botín resigned as a Director in April 2004.
(**) Alfonso Botín was named as a representative of Cartival, S.A. in april 2005.
(***) Marcelino Botín was named as a Director in April 2005.
(****) Ramchand Bhavnani was named as a Director in May 2005.
(*****) Fernando Masaveu was named as a Director in September 2005.

Fixed remuneration and remuneration paid for Board meeting attendance and sitting on Board committees (euros)

Attendance			
Directors	**2005**	**2004**	**Difference %**
JUAN ARENA DE LA MORA	109,109.37	100,970.10	8.06
PEDRO GUERRERO GUERRERO	113,519.48	112,289.94	1.09
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	80,519.48	74,039.94	8.75
CARTIVAL, S.A.	57,089.17	41,133.30	38.79
ELIAS MASAVEU ALONSO DEL CAMPO	9,180.84	29,148.86	-68.50
JOSE RAMÓN ARCE GÓMEZ	77,429.59	82,367.74	-5.99
JOHN DE ZULUETA GREENEBAUM	76,679.59	64,359.96	19.14
FABIOLA ARREDONDO DE VARA	41,113.95	43,375.52	-5.21
ALFONSO BOTÍN-SANZ DE SAUTUOLA	21,271.26	66,617.74	-68.06
MARCELINO BOTÍN-SANZ DE SAUTUOLA	29,041.70	-	-
RAMCHAND BHAVNANI WADHUMAL	31,119.73	-	-
FERNANDO MASAVEU HERRERO	15,559.86	-	-
Exdirectors	-	8,968.88	-
TOTAL	***661,634.03***	***623,271.98***	***6.15***

Shares delivered to Board members

Shares	**2005**		**2004**	
Directors	**Sums invested**	**# of shares delivered**	**Sums invested**	**# of shares delivered**
JUAN ARENA DE LA MORA	41,313.93	951	40,360.50	1,261
PEDRO GUERRERO GUERRERO	30,985.44	713	30,270.04	870
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	30,985.44	713	30,270.04	946
CARTIVAL, S.A.	20,656.96	475	20,180.03	629
ELIAS MASAVEU ALONSO DEL CAMPO	2,582.12	135	20,180.03	629
JOSE RAMÓN ARCE GÓMEZ	20,656,96	475	20,180.03	629
JOHN DE ZULUETA GREENEBAUM	20,656.96	475	20,180.03	629
FABIOLA ARREDONDO DE VARA	20,656.96	475	20,180.03	629
ALFONSO BOTÍN-SANZ DE SAUTUOLA	2,573.10	135	20,180.03	629
MARCELINO BOTÍN-SANZ DE SAUTUOLA	18,083.87	340	-	-
RAMCHAND BHAVNANI WADHUMAL	13,771.31	301	-	-
FERNANDO MASAVEU HERRERO	6,885.65	148	-	-
TOTAL	**229,808.72**	**5,336**	**221,980.31**	**6,851**

Expection of rights referenced to shares:

Options	2005	2004
Director	**Sums invested**	**Sums invested**
JUAN ARENA DE LA MORA	41,313.93	40,360.50
PEDRO GUERRERO GUERRERO	30,985.44	30,270.04
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	30,985.44	30,270.04
CARTIVAL, S.A.	20,656.96	20,180.03
ELIAS MASAVEU ALONSO DEL CAMPO	2,582.12	20,180.03
JOSE RAMÓN ARCE GÓMEZ	20,656.96	20,180.03
JOHN DE ZULUETA GREENEBAUM	20,656.96	20,180.03
FABIOLA ARREDONDO DE VARA	20,656.96	20,180.03
ALFONSO BOTÍN-SANZ DE SAUTUOLA	2,573.10	20,180.03
MARCELINO BOTÍN-SANZ DE SAUTUOLA	18,083.87	-
RAMCHAND BHAVNANI WADHUMAL	13,771.31	-
FERNANDO MASAVEU HERRERO	6,885.65	-
TOTAL	**229,808.72**	**221,980,31**

Percentage of profit earned by the company in 2005

The total remuneration paid to directors, excluding salaries to excutive directors, was .60% of the consolidated net profit for the fiscal year.

3.2. Committees of the Board of Directors

EXECUTIVE COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	MEMBER
MARCELINO BOTÍN-SANZ DE SAUTUOLA	MEMBER
JOSÉ RAMÓN ARCE	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

AUDIT AND REGULATORY COMPLIANCE COMMITTEE

Name	Title
PEDRO GUERRERO GUERRERO	CHAIRMAN
CARTIVAL S.A.	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Title
JOSÉ RAMÓN ARCE	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

3.3 The General Meeting

The Regulations of the General Meeting of Shareholders of Bankinter were approved by the General Meeting on 23 March 2004, and it is registered in the Business Register and published on the Bank's corporate website.

The Corporate Governance Report describes the contents of the Regulations in details as well as the operation of the General Meeting of Shareholders and the resolutions passed at the 2005 Ordinary General Meeting.

ANNUAL CORPORATE GOVERNANCE REPORT FORM FOR PUBLICLY TRADED COMPANIES

IDENTIFICATION OF ISSUER FISCAL YEAR 2005

TAX ID # A28157360

Name:

Bankinter S.A.

Address:

Paseo de la Castellana 29
28046 Madrid
España

Annual Corporate Governance Report

ANNUAL CORPORATE GOVERNANCE REPORT FORM FOR PUBLICLY TRADED COMPANIES

IDENTIFICATION OF ISSUER FISCAL YEAR 2005

TAX ID # A28157360

Name:

Bankinter S.A.

Address:

Paseo de la Castellana 29

28046 Madrid

España

Annual Corporate Governance Report form for Publicly Traded Companies

For a better understanding of this form and how to prepare it, please read the instructions for completing the form at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Complete the following table on the company's share capital:

Date of last modification	Share capital (€)	Number of shares
04-21-2005	116,875,179.50	77,916,786

If there are different classes of shares, please list them on the following table:

Class	Number of shares	Par value

A.2. List the direct and indirect significant shareholders in your company at the end of the fiscal year, *excluding directors:*

Name of shareholder	Number of direct shares	Number of indirect shares (*)	% of total share capital

(*) Through:

Name of shareholder	Number of direct shares	% of share capital
Total:		

State the most significant changes to the shareholder structure during the fiscal year.

Name of shareholder	Date of operation	Description of operation

A.3. Complete the following tables on the members of the Board of Directors who possess shares in the company:

Name of shareholder	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital
JUAN ARENA DE LA MORA	20-11-1986	20-03-2002	207,109	627,432	1.071
PEDRO GUERRERO GUERRERO	13-04-2000	21-04-2005	111,138	341,001	0.580
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	18-03-2003	18-03-2003	66,959	994	0.087
CARTIVAL S,A,	26-06-1997	20-03-2002	11,299,757	0	14.502
RAMCHAND BHAVNANI WADHUMAL	19-05-2005	19-05-2005	9,576	9,121,501	11.719
FERNANDO MASAVEU HERRERO	14-09-2005	14-09-2005	32,074	4,230,988	5.471
MARCELINO BOTÍN-SANZ DE SAUTUOLA	21-04-2005	21-04-2005	18,929	0	0.024
JOSÉ RAMÓN ARCE GÓMEZ	27-06-1996	23-03-2004	296,840	825	0.382
JOHN DE ZULUETA GREENEBAUM	18-04-2001	18-03-2003	11,650	0	0.015
FABIOLA ARREDONDO DE VARA	18-04-2001	18-03-2003	7,649	0	0.010

(*) Through:

Name of direct shareholders	Number of direct shares
AREPAN, S.L.	573,000
BÁRBARA PAN DE SORALUCE MUGUIRO	54,432
CORPORACIÓN VILLANUEVA, S.A.	1
VALORES DEL GUADALQUIVIR, S.A.	160,000
VALORES DEL VISO, S.A.	140,000
VALORES DEL DARRO SIMCAV, S.A.	41,000
GABRIELA ECHEGOYEN	464
BORJA ECHEGOYEN	530
LAXMI SICAV, S.A.	195,000
JANSI KI RANI, S.L.	110,000
BOMBAY INVESTMENT OFFICE SIM, S.A.	40,000
INVERSIONES VALLE PALLI SICAV	31,000
INVERSIONES KISHOO SICAV, S.A.	5,500
CASA KISHOO, S.A.	8,733,300
KALIANI SICAV, S.A.	2,021
MEERA RAMCHAND BHAVNANI	4,680
TUDELA VEGUIN, S.A.	1,380,951
CORPORACIÓN MASAVEU, S.A.	1,066,626
GEMAVA, S.A.	425,274
AGUEIRA, S.A.	32,875
TÍTULOS Y VALORES MASAVEU, S.A.	453,036
FONDARM, S.A.	776,886
FUNDACIÓN VIRGEN DE LOS DOLORES	62,000
FUNDACIÓN SAN IGNACIO DE LOYOLA	30,800
ESTACIONAMIENTOS IRUÑA, S.A.	2,540
CHESTER INVESTMENT SICAV, S.A.	825
Total:	**14,322,741**

% total share capital held by the Board of Directors	33,861

Complete the following tables on the members of the Board of Directors who possess rights to shares in the company:

Name of shareholder	Number of direct rights	Number of indirect options	Number of equivalent shares	% of total share capital
JUAN ARENA DE LA MORA	163,397	0	163,397	0.210
PEDRO GUERRERO GUERRERO	12,139	0	12,139	0.016
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	108,324	0	108,324	0.139
CARTIVAL S,A,	9,368	0	9,368	0.012
RAMCHAND BHAVNANI WADHUMAL	1,986	0	1,986	0.003
FERNANDO MASAVEU HERRERO	767	0	767	0.001
MARCELINO BOTÍN-SANZ DE SAUTUOLA	9,368	0	9,368	0.012
JOSÉ RAMÓN ARCE GÓMEZ	9,368	0	9,368	0.012
JOHN DE ZULUETA GREENEBAUM	9,368	0	9,368	0.012
FABIOLA ARREDONDO DE VARA	9,368	0	9,368	0.012

A.4. State the family, commercial, contractual or business relationships, if any, which exist between significant shareholders, to the extent that they are known to the company, unless they are irrelevant or derived from the ordinary business dealings of the company:

Name of shareholder	Type of relationship	Brief description

A.5. State the commercial, contractual or business relationships, if any, which exist between significant shareholders, to the extent that they are known to the company, unless they are irrelevant or derived from the ordinary business dealings of the company:

Name of shareholder	Type of relationship	Brief description

A.6. Indicate any shareholders' agreements which have been notified to the company:

Participants in shareholders' agreement	% of share capital affected	Brief description

Indicate any actions arranged between the company's shareholders which are known to the company:

Participants in arranged actions	% of share capital affected	Brief description

Please state any modification or cancellation during the fiscal year of the aforementioned shareholders' agreements or arranged actions.

A.7. State the name of any individual or legal entity which control or could control the company pursuant to article 4 of the Securities Market Act:

Name of shareholder

Comments

A.8. Complete the following tables on the company's treasury stock:

At fiscal year end:

Number of direct shares:	Number of indirect shares (*)	% of total share capital
909,320	0	1.167

(*) Through:

Name of direct shareholder	Number of direct shares
Total	

Describe any significant changes during the fiscal year, as defined in Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect share	% of total share capital

Results obtained during the fiscal year from operations with treasury stock (in thousands of euros)	5,471

A.9. Describe the conditions and deadline(s) for the Board of Directors to carry out acquisitions or transmissions of the treasury stock described in part A.8.

The General Meeting of Shareholders held on 21 March 2005 agreed to authorize the Board of Directors to carry out acquisitions of treasury stock through the Bank or any company controlled by the Bank, in conformity with the Public Corporations Act.

Conditions:

The treasury stock may be acquired under any legal title and the maximum number of shares which may be acquired at any given shall be limited to the par value of 5% of the Bank's share capital or a higher figure if legally admissible, notwithstanding the circumstances foreseen in article 77 of the Public Corporations Act. The acquisition price for operations transacted on official secondary markets will be the official quoted price of the share on the date of the operation. For treasury stock purchases as a consequence of complying with the obligations established in option contracts or agreements, term purchases or the like previously entered into by the Bank, including those involving convertible or exchangeable shares or shares which are or must be issued directly to administrators, directors or employees of the Company or as a consequence of exercising purchase option, operations for which authorization is hereby granted, the applicable price will be as agreed in the pertinent agreement or contract.

Deadlines:

This authorization is valid for eighteen months and covers the treasury stock operations transacted during that time.

A.10. Indicate any legal or statutory restrictions on voting rights and any legal restrictions on the acquisition or transmission of company stock.



B BUSINESS ADMINISTRATION STRUCTURE

B.1. Board of Directors

B.1.1. State the maximum and minimum number of directors according to the Bylaws:

Maximum number of directors	20
Minimum number of directors	5

B.1.2. Complete the following table on the members of the Board of Directors:

Name of shareholder	Representative	Title	Date of first appointment	Date of last appointment	Elected by
JUAN ARENA DE LA MORA		CHAIRMAN	20-11-1986	20-03-2002	GENERAL MEETING
PEDRO GUERRERO GUERRERO		VICE PRESIDENT	13-04-2000	21-04-2005	GENERAL MEETING
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN		MANAGING DIRECTOR	18-03-2003	18-03-2003	GENERAL MEETING
CARTIVAL , S.A.	ALFONSO BOTÍN -SANZ DE SAUTUOLA Y NAVEDA	DIRECTOR	26-06-1997	20-03-2002	GENERAL MEETING
RAMCHAND BHAVNANI WADHUMAL		DIRECTOR	19-05-2005	19-05-2005	CO-OPTATION
FERNANDO MASAVEU HERRERO		DIRECTOR	14-09-2005	14-09-2005	CO-OPTATION
MARCELINO BOTÍN- SANZ DE SAUTUOLA		DIRECTOR	21-04-2005	21-04-2005	GENERAL MEETING
JOSÉ RAMÓN ARCE GÓMEZ		DIRECTOR	27-06-1996	23-03-2004	GENERAL MEETING
JOHN DE ZULUETA GREENEBAUM		DIRECTOR	18-04-2001	18-03-2003	GENERAL MEETING
FABIOLA ARREDONDO DE VARA		DIRECTOR	18-04-2001	18-03-2003	GENERAL MEETING

Total number of directors	**10**

Indicate any members of the Board who stepped down during the fiscal year:

Name of Board Member	Date
ELÍAS MASAVEU ALONSO DEL CAMPO	22-05-2005
ALFONSO BOTÍN-SANZ DE SAUTUOLA	21-04-2005

B.1.3. Complete the following tables on the different types of members of the Board of Directors:

EXECUTIVE DIRECTORS

Director's name	**Committee that proposed appointment**	**Position on the Company's organizational chart**
JUAN ARENA DE LA MORA	APPOINTMENTS AND REMUNERATION COMMITTEE	CHAIRMAN
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	APPOINTMENTS AND REMUNERATION COMMITTEE	MANAGING DIRECTOR

EXTERNAL NOMINEE DIRECTORS

Director's name	**Committee that proposed appointment**	**Significant shareholder represented or who proposed appointment**
CARTIVAL, S.A.	APPOINTMENTS AND REMUNERATION COMMITTEE	JAIME BOTÍN SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS
FERNANDO MASAVEU HERRERO	APPOINTMENTS AND REMUNERATION COMMITTEE	CORPORACION MASAVEU, S.A.
MARCELINO BOTÍN SANZ DE SAUTUOLA Y NAVEDA	APPOINTMENTS AND REMUNERATION COMMITTEE	
RAMCHAND BHAVNANI WADHUMAL	APPOINTMENTS AND REMUNERATION COMMITTEE	

EXTERNAL INDEPENDENT DIRECTORS

Director's Name	**Committee that proposed appointment**	**Profile**
PEDRO GUERRERO GUERRERO	APPOINTMENTS AND REMUNERATION COMMITTEE	GRADUATED IN LAW BY THE UNIVERSIDAD COMPLUTENSE DE MADRID, HE IS A STATE ATTORNEY, STOCK BROKER AND NOTARY PUBLIC FOR MADRID (ON LEAVE). HE WAS CHAIRMAN OF THE SOCIEDAD RECTORA DE LA BOLSA DE MADRID AND THE SOCIEDAD DE BOLSAS, FOUNDING PARTNER AND VICE-PRESIDENT OF A.B. ASESORES BURSÁTILES, S.A. AND CHAIRMAN OF A.B. ASESORES GESTIÓN AND A.B. ASESORES RED. DIRECTOR OF PROSEGUR SINCE MARCH 2005.



Director's Name	Committee that proposed appointment	Profile
JOSÉ RAMÓN ARCE GÓMEZ	APPOINTMENTS AND REMUNERATION COMMITTEE	GRADUATED IN LAW BY THE UNIVERSIDAD COMPLUTENSE DE MADRID, MBA FROM E.O.I. (1963) AND DIPLOMA IN MARKETING MANAGEMENT FROM COLUMBIA UNIVERSITY (1969). HIS ENTIRE PROFESSIONAL CAREER WAS SPENT AT LILLY, S.A. FROM 1963 TO 2001, WHERE HE WAS CEO FROM 1976 TO 1995 AND CHAIRMAN FROM 1992 TO 2001. DIRECTOR OF FAES FARMA SINCE 27 JUNE 2002.
JOHN DE ZULUETA	APPOINTMENTS AND REMUNERATION COMMITTEE	GRADUATED IN HISTORY BY STANFORD UNIVERSITY AND MBA BY THE COLUMBIA UNIVERSITY SCHOOL OF BUSINESS. STARTED HIS PROFESSIONAL CAREER WITH THE BOSTON CONSULTING GROUP. IN 1978 HE JOINED PEPSICO, INC , WHERE HE WAS LATER NAMED CHAIRMAN AND GENERAL DIRECTOR OF PRODUCTOS PEPSICO, S.A. IN 1985 HE JOINED THE CADBURY-SCHWEPPES PLC GROUP WHERE HE WAS NAMED CHAIRMAN OF CADBURY SCHWEPPES DE ESPAÑA, S.A. IN 1991 HE WAS NAMED CEO OF SANITAS, S.A. COMPANY WHICH HE CURRENTLY PRESIDES.

Director's Name	Committee that proposed appointment	Profile
FABIOLA ARREDONDO DE VARA	APPOINTMENTS AND REMUNERATION COMMITTEE	GRADUATED IN POLITIC SCIENCE BY STANFORD UNIVERSITY AND MBA FROM THE HARVARD BUSINESS SCHOOL. SHE HAS HELD POSITIONS OF RESPONSIBILITY IN BERTELSMANN AG IN EUROPE, THE UNITED STATES AND LATIN AMERICA. SHE LATER JOINED THE BBC AND WAS A MEMBER OF THE BOARD OF DIRECTORS OF BBC WORLDWIDE AND BBC WORLD. WAS CEO OF YAHOO EUROPA, DIRECTOR OF THE BOC GROUP, INTELSAT, WORLD WILDLIFE FUND, SESAME WORKSHOP AND MEMBER OF THE COUNCIL ON FOREIGN RELATIONS.

OTHER EXTERNAL DIRECTORS

Name of director	Committee that proposed appointment

State the reasons why they cannot be considered nominee or independent directors:

State any changes in the types of directors which occurred during the fiscal year:

Director's name	Date of change	Previous type	Current type



B.1.4. State whether the classification of directors indicated in the preceding point corresponds to the breakdown foreseen in the Regulations of the Board of Directors:

The classification corresponds to the guidelines set out in article 4 of the Internal Regulations of the Board of Directors, according to which when exercising its powers to propose directors to the General Meeting and co-optation for the provisional appointment of directors, the Board of Directors will endeavour to ensure that the composition of the Board includes the following classes of directors:

1. Directors with executive functions in the Bank.
2. Nominee directors, defined as those who are proposed by the owners of stable significant shares in the company's share capital.
3. Professional or independent directors as defined in article 14 of these Regulations.

B.1.5. Indicate the powers delegated to the managing director(s), if any:

Name of Director	Brief Description
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	THE MANAGING DIRECTOR, BY DELEGATION AND UNDER THE DIRECTION OF THE BOARD OF DIRECTORS AND THE CHAIRMAN, IS RESPONSIBLE FOR CONDUCTING THE BANK'S BUSINESS AND FOR HANDLING THE COMPANY'S MAXIMUM MANAGERIAL AND EXECUTIVE FUNCTIONS.

B.1.6. Identify the members of the Board, if any, who occupy administrative or executive posts in other companies which are part of the publicly-traded group of companies:

Name of director	Name of the member company of the group	Title
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	LÍNEA DIRECTA ASEGURADORA, S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS	DIRECTOR

B.1.7. Provide the names of any directors who sit on the Boards of Directors of other companies listed on official stock markets in Spain other than your group which have been notified to your company:

Name of Director	Publicly-traded company	Title
JUAN ARENA DE LA MORA	FERROVIAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	TELEFÓNICA PUBLICIDAD E INFORMACIÓN, S.A.	DIRECTOR
PEDRO GUERRERO GUERRERO	VALORES DEL DARRO SIMCAV, S.A.	CHAIRMAN
PEDRO GUERRERO GUERRERO	PROSEGUR S.A.	DIRECTOR
JOSÉ RAMÓN ARCE GÓMEZ	CHESTER INVESTMENTS SICAV, S.A.	CHAIRMAN
JOSÉ RAMÓN ARCE GÓMEZ	FAES FARMA, S.A.	DIRECTOR

B.1.8. Complete the following tables regarding the aggregate remuneration paid to directors during the fiscal year:

a) By the company to which this report refers:

Remuneration type	Figures in thousands of euros
Fixed remuneration	2,061
Variable remuneration	674
Allowances	451
For meeting and Committee attendance	441
Stock options and/or other financial instruments	230
Other	0
Total:	**3,857**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	5,629
Pension plans and funds: contributions	883
Pension plans and funds: obligations assumed	0
Life insurance premiums	4
Guarantees provided to directors by the company	263

b) For sitting on the boards of directors and/or occupying executive positions in other companies of the Group:

Remuneration Item	Figures in thousands of euros
Fixed remuneration	0
Variable remuneration	0
Allowances	0
For meetings and Committee attendance	0
Stock options and/or other financial instruments	0
Other	0
Total:	**0**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	0
Pension plans and funds: contributions	0
Pension plans and funds: obligations assumed	0
Life insurance premiums	0
Guarantees provided to directors by the company	0

c) Total remuneration by director type:

Director type	By company	By group
Executive	3,070	0
External nominee	292	0
External independent	495	0
Other external	0	0
Total:	**3,857**	**0**

d) Percentage of parent company's profits:

Total remuneration paid to directors (in thousands of euros)	3,857
Total remuneration paid to directors/profit earned by parent company (expressed as %)	2,050

B.1.9. Identify the company executives who are not at once executive directors and state the total remuneration paid to them during the fiscal year:

Name	Title
HONORIO JIMENEZ DEL VALLE	MANAGING DIRECTOR OF RESOURCES, RISKS AND PLATFORMS
CARLOS RUIZ-JARABO COLOMER	MANAGING DIRECTOR FOR BUSINESSES
JUAN MARIA HERNANDEZ ANDRES	MANAGING DIRECTOR FOR INDIVIDUALS
FERNANDO ALFARO AGUILA REAL	MANAGING DIRECTOR FOR INNOVATION
PABLO DE DIEGO PORTOLES	MANAGING DIRECTOR FOR MARKETS AND PRODUCTS
RAFAEL MATEU DE ROS CEREZO	SECRETARY GENERAL AND SEC. OF THE BOARD OF DIRECTORS

Total remuneration executive management (in thousands of euros)	**2,745**

B.1.10. State on an aggregate basis whether there are guarantee or protective clauses for executive management in the event of dismissal or control changes, including executive directors of the company or group. State whether these agreements must be reported to and/or approved by the governing bodies of the company or group:

Number of beneficiaries	**0**

	Board of Directors	General Meeting
Body that authorizes the clauses		•

	YES	NO
Is the General Meeting informed of these clauses?		**X**

B.1.11. Describe the process for establishing the remuneration of the members of the Board of Directors and the clauses of the Bylaws which address this.

The process for establishing the remuneration of the members of the Board of Directors is found in the Bylaws and in the Regulations of the Board of Directors.

Article 29 of the Regulations of the Board of Directors states that:

"1. Within the limits established in the Law and Bylaws, and without preclusion of the authorities of the General Meeting, the Board of Directors will, on the proposal of the Appointments and Remuneration Committee, set up the system for the Directors' remuneration applying in each financial period, and the criteria for its payment, including the possibility of payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Committees, delivery of shares or recognition of rights of option, expectations about the Company's shares or any other system of remuneration referenced to the value of said shares, revenues, or other variable criteria.

2. The annual figure for the Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

3. Payments arising directly or indirectly from the exercise in the Company of executive functions other than those of a Director under a work or other contract concluded by the Company and Director are independent of the remunerations referred to.

4. The Company's annual Report will inform of the Directors' remuneration in the legally established terms, including any financing, guarantees, pensions and insurance granted or constituted by the Company in their favour."

Article 32 of the Bylaws states that:

"The Directors may be remunerated by the following systems: payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Committees, by delivery of shares or recognition of rights of option thereto, or remuneration referenced to the value of said shares. A General Meeting must pass a resolution on categories of remuneration involving delivery of shares, option rights and others when so required by law. The General Meeting's resolution will, as applicable, indicate the number of shares handed over, the price of exercise of the rights of option and the other items established by law, and may have retroactive effects to the commencement of the financial period to which it refers.

The Board of Directors will resolve on the distribution of the Directors' remuneration, in line with the resolution of the General Meeting where legally applicable.

Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

Payments arising directly or indirectly under a service, work or other contract concluded by the Company and Director are not counted, for the effects of the above limit, in the remunerations referred to."

B.1.12. State the names of any members of the board who are also members of the boards of directors or executives in other companies that hold significant interests in the publicly-traded company and/or companies of the group:

Name of shareholder	Name of significant shareholder	Title
RAMCHAND BHAVNANI WADHUMAL	CASA KISHOO S.A.	MANAGING DIRECTOR

Describe any relevant relationships other than those mentioned above between members of the board of directors and significant shareholders and/or group companies:

Name of shareholder	Name of significant shareholder	Description of relationship

B.1.13. State the amendments in the Regulations of the Board of Directors, during the fiscal year, if any:

At its meeting held on 16 March 2005, the Board of Directors approved the following amendments to the Internal Rules of the Board, which were reported to the shareholders at the General Meeting held on 21 April 2005:

Article 15.- Term of Office.

2. The term of office for the Board Members appointed on an interim basis or by way of delegation shall be calculated as from the date of the General Meeting at which this provisional appointment is ratified.

This replaces the second paragraph of article 15. The third paragraph of article 15 is eliminated.

Article 24.- Authorization of Credits.

2. The said transactions must be authorised or ratified by the Board of Directors, by the Executive Committee, by the Auditing and Compliance Committee, or by the body with the corresponding powers, without the participation of the interested Board Member.

Article 30.- Chairman.

2. The Chairman of the Board of Directors shall exercise all other powers conferred on him by the Act, the Company By-laws, and these Regulations, and may delegate, either in whole or in part, his powers to other Board Members within the limits laid down by law and the by-laws.

The Chairman shall have exclusive powers over the strategic management of the Bank in accordance with the Board, responsibility for the institutional image and for relations with the media and ultimate control over innovations, for corporate social responsibility, for corporate governance and the Bank's new projects.

The reference to "chairing the main internal committees" is eliminated from part 2 of article 30 of the Board of Directors Regulations.

Article 39, part 11

The Audit and Compliance Committee holds the following specific authorities pursuant to the Law and Bylaws:

2.To propose to the Board of Directors, for submission to the General Meeting, the appointment, re-election, or replacement of the external account auditors, as well as their contractual conditions, the scope of their professional mandate, and supervision of those activities other than the auditing of accounts itself.

Annex

The reference to article 28 is eliminated without modifying its contents.

At its meeting held on 14 September 2005, the Board of Directors approved the following amendments to the Board of Directors Regulations, which it will report to shareholders at the General Meeting on 20 April 2006:

Article 24.- Authorisation of loans and other financial risks

1. The concession by the Bank of credits, loans and other forms of financing and guarantees to the Directors or persons linked to them in the terms of Article 28 of these Regulations must adjust to the Bank of Spain's rules and the terms of this article, which shall also apply to any other operation involving Directors which pose a financial or other type of risk to the Bank.

2. The said transactions must be authorised or ratified by the Board of Directors, or by the Executive Committee or by the Board Committee in which the Board had delegated, without the participation of the interested Board Member. The authorisation may be granted by the person or persons delegated by the Board or Committee, but must then be ratified. The Board of Directors will be informed of all such operations.

3. Exceptions are made of transitory operations such as account overdrafts or credit card debit balances provided that the amount overdrawn is within the usual limits, the renewal, extension or modification of operations previously authorized not involving an increase in the amount or limit allowed, in the case of executive Directors transactions covered by collective arrangements, agreements or like regulations, and those excepted in the rules and instructions referred to in point 1 of this Article.

Article 25- Securities market rules of conduct

General rules

(...)

2. The limitations established in these Regulations apply to Bankinter shares and to the following securities: share options, convertible or exchangeable bonds, preferential holdings, financial instruments and similar contracts granting right to subscribe or acquire Bankinter shares, or whose underlying component

consists of Bankinter shares or those of Bankinter Group companies, without preclusion of the limitations on other listed securities and instruments in the cases so provided for in these Regulations.

6. The purchase and sale of listed shares and variable income securities and instruments whose target or underlying securities are listed securities, by Directors must be carried out with the Bank's mediation, which will execute or transmit the pertinent orders, except as otherwise provided for in these Regulations.

Article 27. Exceptions

5. In the case of operations ordered, without any participation by the Director, by an entity handling their securities portfolio or by securities investment companies controlled by the Director, according to sub-paragraph 1.4 of Article 28 below, the obligation for the transaction to be handled through the Bank will not apply except in respect of Bankinter shares or securities or instruments or operations or whose principal or underlying securities are Bankinter shares.

Finally, at the Board of Directors meeting held on 19 October 2005 it was agreed:

(i)To eliminate the Board of Directors Business Committee.

(ii) To incorporate the functions and competencies of the Committee – as they are reflected in the Board of Directors Regulations – into those of the plenary Board of Directors.

(iii) At the beginning of each Board meeting, as the first ordinary agenda item, to offer presentations and debate the issues as the Business Committee had done, in the presence of the Bank's executive staff members as necessary and in the same room where the Business Committee held its meetings.

(iv) Board meetings will generally begin at 10:00 a.m. in the former Business Committee room, with the attendance of all Board members and the selected executive staff members and will continue from 11:45 a.m. on in the Board room with only the board members and executive staff members offering presentations in attendance.

The shareholders will be informed of these amendments at the General meeting to be held on 21 April 2005.

In addition to the amendments agreed in 2005, the Board of Directors, at its session held on 15 March 2006, has authorised the creation of a Corporate Governance Committee composed exclusively of external directors – with the pertinent amendments to the Board of Directors Regulations – and the amendment of article 41 of the Regulations to eliminate the maximum four-year term of office of the Chairman of the Appointments and Remuneration Committee. Furthermore, the Board approved a revised text of the Board of Directors Regulations which incorporates all of the agreed amendments. The new text - "Board of Directors Regulation of Bankinter S.A.". – will be published on the company's corporate website.

B.1.14. State the procedure for appointing, re-electing, evaluating and removing directors. State the competent bodies, the procedures followed and the criteria employed in each one of these procedures.

Procedures for selecting, appointment and removing directors (article 12, 13, 15 and 16 of the Board of Directors Regulations).

Directors who are proposed for appointment, re-election or dismissal shall abstain from participating in the deliberations and voting.

Term of Office

A Director's term of office is four years, without preclusion of possible indefinite re-election for the same maximum term.

Selection

A Director must be a person of acknowledged commercial and professional probity, competence and solvency. Moreover, the majority of members of the Board of Directors must have knowledge and experience which is adequate to their functions, in the terms established by law and in regulations.

Should a legal entity be a Director, the individual representing it in pursuit of the functions inherent to the post is subject to the conditions of probity, knowledge and experience indicated in this Article, and will be required personally to comply with the Director's duties in the terms of these Regulations. For a legal entity to be appointed a Director of the Bank, the Board must accept the individual representing such Director.

It is not necessary to be a shareholder or to hold a certain number of shares in order to sit on the Bank's Board of Directors or to hold the office of Chairman, Vice President or Managing Director or to occupy the post of Chairman or member of a Board committee.

Proposals for the appointment, re-election and resignation of Directors submitted by the Board of Directors to the General Meeting, and the Board's decisions on provisional appointments reached according to the Law and Bylaws, require a prior proposal from the Appointments and Remunerations Committee in a formal and transparent procedure. The Committee also proposes the criteria to be followed with regard to the composition of the Board and the selection of candidates for the post of director.

Should the Board decide not to follow the Appointments and Remunerations Committee proposal, it must give the specific reasons in its resolution.

Appointment

The Board of Directors comprises a minimum of five members and a maximum of twenty, appointed by the General Meeting or by the Board of Directors as established in the Public Corporations Act, the Bylaws and the Regulations of the Board of Directors.

Such appointment may go to individuals or legal entities, whether or not shareholders in the Company. The General Meeting may from time to time fix the effective number of Members of the Board of Directors, within those minimum and maximum limits.

Removal

The Board of Director's Rules, in accordance with the Company Bylaws, regulate the reasons and procedure for the removal and resignation of directors.

The director must place his position at the disposition of the Board of Directors and formalize, if considered necessary, the corresponding resignation when he finishes his turn of office as a Bank executive when his appointment as director has been linked with supposed incompatibilities, legal requirements for removal or resignation, when acts or failures contrary to the diligence and efficiency expected have been committed, serious infringements of director's responsibility due to whatever reason causing serious damage or prejudices to the interests of the company, its credibility and reputation or functioning of the Board or justified loss of confidence in the Board.

The Board of Directors shall reach agreement on the causes leading to a director's resignation and its acceptance based on a report from the Audit and Regulatory Compliance Committee and the Appointments and Remuneration Committee.

B.1.15. Indicate the circumstances under which directors are obliged to resign.

The director must place his position at the disposition of the Board of Directors and formalize, if considered necessary, the corresponding resignation when he finishes his turn of office as a Bank executive when his appointment as director has been linked with supposed incompatibilities, legal requirements for removal or resignation, when acts or failures contrary to the diligence and efficiency expected have been committed, serious infringements of director's responsibility due to whatever reason causing serious damage or prejudices to the interests of the company, its credibility and reputation or functioning of the Board or justified loss of confidence in the Board.

B.1.16. Explain whether the ultimate authority lies with the Chairman of the board. If so, indicate the measures which have been taken to limit the risk of too much power being held by one person:

YES [X] NO [ ]



Measures to Limit Risks

Bankinter has various balancing mechanisms in place to avoid the accumulation of power by the Chairman. Although the Chairman is an executive director, his functions are limited under article 30 of the Board of Directors Regulations.

The Vice President of the Board is an independent director who performs the functions established in the bylaws and the Board of Directors Regulations.

The Chief Executive Officer is responsible for conducting the bank's business and performing the highest management and executive functions under the supervision of the Board of Directors and the Chairman. The General Directors and other executives report to the Chief Executive Officer.

Finally, the fact that there are only two executive directors on the Board of Directors and a majority of external directors on both the Board and the Board's committees constitutes a very effective control measure.

B.1.17. Are any quorums other than legally-mandated ones required for any type of decision?

YES [ ] NO [X]

Describe how resolutions are passed by the Board of Directors, indicating the attendance quorums required and the type of majority required to pass resolutions:

Passage of Resolutions

Description of resolution	Quorum	Type of majority

B.1.18. Explain whether there are any specific requirements, other than those relative to board members, for being named Chairman.

YES [ ] NO [X]

Description of requirements



B.1.19. State whether the Chairman casts the deciding vote:

YES [X] NO [ ]

Issues on which there is a deciding vote
Article 29 of the Bylaws states that the Chairman of the Board will cast the deciding vote in the event of a tie.

B.1.20. State whether the Bylaws or the Regulations of the Board establish an age limit for directors:

YES [ ] NO [X]

Age limit for chairman	
Age limit for managing director	
Age limit for directors	

B.1.21. Indicate whether the Bylaws of the Regulations of the Board establish limited mandates for independent directors:

YES [ ] NO [X]

Maximum mandate in years	0

B.1.22. Indicate whether there are formal procedures for board members to delegate their votes. If so, describe them briefly.

Article 36 of the Regulation of the Board of Directors establishes that for each meeting, the Directors may grant their right to vote to any other Director by letter, telefax, telegram, e-mail or any other means which these Regulations consider valid. Proxies must be addressed to the Chairman or Secretary of the Board before the commencement of the meeting. One Director may hold a number of proxies.

B.1.23. Indicate how many times the Board of Directors met during the fiscal year. Also indicate how many times the Board met in the Chairman's absence, if any:

Number of Board meetings	9
Number of Board meetings without the Chairman in attendance	0

Indicate how many times the different Board committees met during the fiscal year:

Number Executive or Delegate Committee meetings	1
Number of Audit Committee meetings	11
Number of Appointments and Remuneration Committee meetings	8
Number of Strategy and Investment Committee meetings	0
Number of Business Committee meetings	6

B.1.24. State whether the individual and consolidated annual accounts submitted for approval are previously certified:

YES [ ] NO [X]

Identify the person or persons who have certified the individual and consolidated annual accounts of the company for their formulation by the Board:

Name	Title

B.1.25. Explain any mechanisms established by the Board of Directors to prevent the individual and consolidate annual accounts formulated by it from being submitted to the General Meeting with exceptions in the Auditor's Report.

To date, the individual and consolidated annual accounts have never been submitted to the General Meeting with exceptions in the Auditor's Report. If that were to occur, the Audit and Regulatory Compliance Committee would meet with the auditors to solve the problem.

B.1.26. Describe the measures adopted to ensure that the information provided to the stock market is transmitted fairly and symmetrically.

The information is first sent to the CNMV, with the market closed. It is then published on the Bank's website.

One of the Board of Directors' priorities is to ensure the greatest possible transparency in the relationship between the company and its shareholders.

The quarterly, bi-annual and annual financial information offered to the markets is checked in advance by the Audit and Regulatory Compliance Committee with the assistance of the company's external auditors.

The management information and other information presented to the Board of Directors by the Managing Director and other executives is audited by the Internal Audit Division, which reports its findings to the Audit and Regulatory Compliance Committee.

The Bank's Regulatory Compliance Unit is responsible for notifying relevant events to the CNMV.

B.1.27. Is the Secretary of the Board a Director?

YES [ ] NO [X]

B.1.28. Indicate the mechanisms implemented by the company, if any, to preserve the independence of auditors, financial analysis, investment banks and rating agencies.

The measures of informational transparency mentioned in part B.1.26 are in keeping with the limitations established in the regulations on privileged and relevant information, confidentiality and banking secrecy contained in the Law, in the Board of Directors Regulations and the Bankinter Stock Market Code of Conduct.

In addition to the rules of conduct applicable to the Bank's directors, the internal rules of conduct for the stock market contain the rules applicable to the different areas: (asset management, treasury stock management, management of external portfolio, analysis, financial services and risk capital and at the Group level, Gesbankinter S.A. S.G.I.I.C.. S.A. and Bankinter Seguros de Vida S.A., Sociedad de Seguros y Reaseguros

S.A.), as well as those relative to operations with treasury stock and the procedures to be followed in relation to operations and decisions concerning privileged or relevant information.

The Board of Directors, through the Audit and Regulatory Compliance Committee, supervises the objectivity of the Company's and Group's relations with its external auditors, guaranteeing their independence. More specifically, the Board ensures the rotation of auditors, the absence of conflicts of interest and the transparency contained in the annual Director's report regarding the fees paid to auditors for their work and for other services. The Directors' Report expresses and itemizes all of the remuneration received by external auditors.

The Chairman of the Audit and Regulatory Compliance Committee presents the findings of the Committee's annual report at the Ordinary General Meeting of Shareholders.

The external auditors submit an annual report to the Board of Director son the conclusions of their audit and the Bank's and Group's risk control status, based on the report of the Audit and Regulatory Compliance Committee.

The Internal Audit Division reports to the Board's Audit and Regulatory Compliance Committee. The Committee appoints the director of the Division and approves the Division's annual budget and plans for the fiscal year.

B.1.29. State whether the auditing firm performs other work for the company and/or the group other than audits and, if so, state the amount of the fees paid to the auditing firm for such work and the percentage that amount represents compared to the total amount invoiced to the company and/or its group.

YES [X] NO [ ]

	Company	**Group**	**Total**
Cost of work other than audits (thousands of euros)	251	251	251
Cost of work other than audits/Total amount invoiced by auditing firm (%)	60.480	60.480	60.480

B.1.30. State how many years the current auditing firm has been auditing the financial statements of the company and/or group uninterruptedly. Also indicate the percentage which the number of years audited by the current auditing firm represents compared to the total number of years for which the company's or group's income statements have been audited:

	Company	**Group**
Number of years audited uninterruptedly	18	18
Number of years audited uninterruptedly by current auditing firm/ total number of years the financial statements have been audited (%)	72.000	72.000

B.1.31. Indicate the participation by members of the Board of Directors in the share capital of enterprises with identical, analogous or complementary types of activities as those making up the company's business objectives which have been notified to the company. Also indicate the functions they perform in such enterprises:

Name of director	Name of company	% ownership	Title or function

B.1.32. Indicate and describe any procedures which exist for providing Directors with advice from external consultants:

YES [X] NO [ ]

Details of procedures

Article 19.7 of the Board of Directors Regulations states that in matters which are the jurisdiction of the Audit and Regulatory Compliance Committee and of the Appointments and Remuneration Committee, Directors who are members thereof may ask for auditors, consultants, advisers or independent experts to be hired, as the case may be, in order to assist the Commission concerned in such matters; the relevant decision is taken by the Commission with jurisdiction.

B.1.33. Indicate and describe any procedures which exist for directors to receive the information they need to prepare sufficiently in advance for Board of Directors meetings:

YES [X] NO [ ]

Details of procedure
Article 35 of the Regulations of the Board of Directors, "Notice and Agenda" addresses this question and states that: *1. Before the beginning of each financial period, the Board of Directors will approve the program of meetings for the following year. The schedule may be modified in a resolution of the Board itself or by a decision of the Chairman, who will make the modification known to the Directors sufficiently in advance. There will be a minimum of nine meetings per year.* *2. Notice of ordinary meetings is given by letter, telefax, telegram, e-mail or any other valid means leaving record, and is authorized by the signature of the Chairman or his substitute, or by the Secretary acting on the Chairman's orders. Notice must be given, except in cases of urgency or necessity, sufficiently ahead of the date of the meeting. Notice must always include the meeting's Agenda and is accompanied by the informative documentation previously defined by the Board, or which the Chairman decides in each case. The Directors may ask the Secretary of the Board for information necessary to them for an adequate assessment of the operations or the related decisions, to allow them reasonable preparation for the meetings and to participate actively in the deliberations.* *3. The Chairman decides on the Agenda for the meeting and possible changes to it. The Directors may ask the Chairman for other business to be included on the Agenda, and the Chairman must agree to that if it is requested in a resolution of the Executive Commission or by at least three Directors, not less than five business days prior to the date fixed for the meeting.*

B.1.34. State whether the Directors are covered by a liability insurance policy.

YES [X] NO [ ]

B.2. Committees of the Board of Directors

B.2.1. List the Committees of the Board of Directors:

Committee Name	Number of members	Functions
AUDIT AND REGULATORY COMPLIANCE COMMITTEE	3 + SECRETARY	AMONG OTHERS, THE RESPONSIBILITIES OF THE AUDIT AND REGULATORY COMPLIANCE COMMITTEE INCLUDE: TO INFORM THE GENERAL MEETING, THROUGH THE COMMITTEE CHAIRMAN, ON QUESTIONS RAISED BY SHAREHOLDERS AND FALLING WITHIN ITS SCOPE OF AUTHORITY; TO PROPOSE TO THE BOARD OF DIRECTORS FOR SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, THE APPOINTMENT, RE-ELECTION OR REPLACEMENT OF THE EXTERNAL AUDITORS AND TO ENSURE THE ROTATION OF AUDITING FIRMS OR TEAMS AND THE PREVENTION OF CONFLICTS OF INTEREST; TO SUPERVISE THE COMPANY'S INTERNAL AUDIT SERVICES AND TO GUARANTEE THE INDEPENDENCE, AUTONOMY AND UNIVERSALITY OF THE INTERNAL AUDITING FUNCTION; TO OVERSEE AND SUPERVISE THE COMPANY'S FINANCIAL INFORMATION PROCESSES AND INTERNAL CONTROL SYSTEM, WITH SPECIAL REFERENCE TO THE REGULATIONS GOVERNING PRIVILEGED AND RELEVANT INFORMATION; TO HANDLE RELATIONS WITH THE EXTERNAL AUDITORS AND TO RECEIVE INFORMATION FROM THEM, PARTICULARLY ON QUESTIONS RELATIVE TO THE ACCOUNT AUDITING PROCESS. THE EXTERNAL AUDITORS APPEAR AT A BOARD MEETING AT LEAST ONCE A YEAR AND QUARTERLY AT COMMITTEE MEETINGS; TO VERIFY THE BANK'S AND GROUP'S QUARTERLY FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS, THE ANNUAL REPORT AND THE MANAGEMENT REPORT PRIOR TO BEING PROPOSED BY THE BOARD OF DIRECTORS OR APPROVED AND PRIOR TO ITS PUBLICATION FOLLOWING AN EXAMINATION OF THE REPORTS OF THE EXTERNAL AUDITORS AND THE AUDIT DIVISION; TO RESOLVE THE CONFLICTS OF INTEREST AND OTHER QUESTIONS RELATIVE TO THE NORMS OF CONDUCT APPLICABLE TO BOARD MEMBERS; ANY OTHER FUNCTIONS FORESEEN IN THE BYLAWS AND THE BOARD OF DIRECTORS REGULATIONS.

Committee Name	Number of members	Functions
EXECUTIVE COMMITTEE	4 + SECRETARY	THE PERMANENT DELEGATION OF POWERS BY THE BOARD OF DIRECTORS IN FAVOUR OF THE EXECUTIVE COMMITTEE MAY INCLUDE ALL OF THE BOARD'S POWERS WITH THE EXCEPTION OF THOSE THAT MAY NOT BE DELEGATED ACCORDING TO LAW, THE BYLAWS AND THE REGULATIONS OF THE BOARD OF DIRECTORS. THE BOARD OF DIRECTORS WILL DETERMINE THE SPECIFIC POWERS OF THE EXECUTIVE COMMITTEE.
CORPORATE GOVERNANCE COMMITTEE	TO BE DETERMINED AS INDICATED IN PART G.1	THE PRINCIPAL FUNCTIONS OF THIS COMMITTEE INCLUDE: OVERSEEING THE CORPORATE GOVERNANCE OF THE COMPANY AND THE ANNUAL EVALUATION OF THE BOARD OF DIRECTORS, THE CHAIRMAN, THE CEO AND THE INDIVIDUAL DIRECTORS; REPORTING ON THE ANNUAL CORPORATE GOVERNANCE REPORT AND ON THE COMPANY'S PRINCIPAL PROJECTS AND REGULATIONS ON THE SUBJECT OF CORPORATE GOVERNANCE.
APPOINTMENTS AND REMUNERATION COMMITTEE	3 + SECRETARY	THE COMMITTEE'S FUNCTIONS INCLUDE THE FOLLOWING: TO PROPOSE THE APPOINTMENT, RE-ELECTION AND RESIGNATION OF DIRECTORS AND MEMBERS OF THE BOARD OF DIRECTORS COMMITTEES; TO REPORT ON THE APPOINTMENT OF THE CHAIRMAN, VICE-CHAIRMAN, CEO, SECRETARY OF THE BOARD, VICE-SECRETARY OF THE BOARD AND THE COMPANY'S SENIOR EXECUTIVES; TO REPORT ON THE SYSTEM OF REMUNERATION FOR THE DIRECTORS, CONSULTANT DIRECTORS AND BOARD CONSULTANTS AND, FROM TIME TO TIME, TO REVIEW THE STRUCTURE AND AMOUNT OF THAT REMUNERATION, AND TO ENSURE ITS TRANSPARENCY; TO PROPOSE THE SYSTEM FOR THE REMUNERATION OF THE CHAIRMAN AND THE MANAGING DIRECTOR IN THEIR CAPACITY AS EXECUTIVES OF THE BANK; TO REPORT ON MANAGERIAL OR EMPLOYEE INCENTIVE PLANS LINKED TO MOVEMENTS IN THE PRICE OF THE BANK'S SHARES, OR OTHER VARIABLE INDICES; KNOW AND DISCUSS THE ANNUAL EVALUATION OF THE PROFESSIONAL ACTIVITY OF THE CEO AND THE DIRECTIVES; KNOW AND DISCUSS THE SUCCESSION OF THE CHAIRMAN, THE CEO AND THE DIRECTIVES OF THE BANK. THE OTHER FUNCTIONS ASSIGNED TO IT IN THESE REGULATIONS OR BY THE BOARD OF DIRECTORS.

B.2.2. List all of the Committees of the Board of Directors and their members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	MEMBER
MARCELINO BOTÍN- SANZ DE SAUTUOLA	MEMBER
JOSÉ RAMÓN ARCE GÓMEZ	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

AUDIT COMMITTEE

Name	Title
PEDRO GUERRERO GUERRERO	CHAIRMAN
CARTIVAL, S.A.	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Title
JOSE RAMÓN ARCE GÓMEZ	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Title

B.2.3. Describe the organizational and operating rules as well as the responsibilities assigned to each one of the Board's committees.

EXECUTIVE COMMITTEE

The Chairman of the Board of Directors acts as Chairman of the Executive Committee or, on delegation by the Chairman, this post is taken by the Vice-Chairman or Managing Director; the Secretary of the Board of Directors is its Secretary. The Executive Committee meets on the initiative of the Chairman whenever he deems fit for reasons of urgency or necessity. It is also convened when requested by three of the Directors forming part of the Executive Committee. The Secretary keeps Minutes of meetings, signing them, with the Committee Chairman's endorsement, and they are reported to the Board of Directors, notwithstanding the efficacy of the Committee's resolutions which require no subsequent ratification by the Board. The Committee's Secretary convenes the Committee, and files the minutes and documentation tabled with it. The provisions in these Regulations on the operation of the Board of Directors apply on a supplementary basis to the Executive Committee. The responsibilities of the Executive Committee are reflected in part B.2.1. of this report. In reality, Bankinter's Executive Committee meets very rarely; in 2005, the Executive Committee met once.

AUDIT AND REGULATORY COMPLIANCE COMMITTEE

The Audit and Compliance Commission comprises a minimum of three and a maximum of five Directors appointed by the Board of Directors on the recommendation of the Appointments and Remuneration Commission.

The Commission's members are appointed for a two year term, which may be renewed. In any event, the Commission's Chairman must be replaced a maximum of every four years, and may be re-elected one year following his resignation.

The Commission's Chairman and the majority of its Members must be non-executive and independent Directors. The Commission's Chairman must have experience in financial and accounting matters. The Secretary of the Board of Directors is the Secretary of the Commission. At the discretion of the Chairman of the Commission, its meetings may be attended by the Bank's President and Managing Director. The Commission's meetings may be attended, as speakers but not as Members, by the Manager of the Audit Division and the Manager of the Legal Consultancy, the Compliance Officer and the Company's Financial Director, with the frequency decided on by the Commission. The Chairman of the Commission may also decide that other persons from the Audit Division may attend the meetings, and the heads of the Bank and Group's different areas. The external auditors will attend the Commission's meetings whenever its Chairman considers it convenient and, in any case, meetings for the review of the auditors' report on the Bank and Group's annual accounts and management report, and those at which the quarterly results are verified prior to publication.

As applicable, the Audit and Compliance Commission regulates its own organization and operation. Although as a general rule the Commission will act through good practice recommendations addressed to the pertinent areas of the Bank, it may also pass resolutions in matters within its jurisdiction, without precluding those reserved to the Board of Directors, the Executive Commission or other Company bodies pursuant to the Act and Bylaws. The provisions in these Regulations dealing with the operation of the Board of Directors apply on a supplementary basis to that of the Audit and Compliance Commission.

The application of these rules must in any event favour the independence of the Commission's operation.

In general terms, the Commission meets with the same frequency as the Board of Directors. It also meets whenever convened by its Chairman, the Chairman of the Board of Directors, or it is requested by two members. In the absence of the Chairman, the meeting is chaired by the independent Director nominated for the purposes by the Commission. The Secretary will draft minutes of the meetings, which are signed by the Secretary and endorsed by the Commission's Chairman, and reported to the Board of Directors. The Secretary convenes the Commission and files the minutes and documentation tabled with it.

The Audit and Compliance Commission is the Board of Directors' delegated body for the exercise of the Board's faculties in supervising and controlling the Company's activity, the veracity, objectivity and transparency of the company accounts and of the economic and financial information, and compliance with the legal and regulatory provisions to which the Bank is subject. The Bank's Audit Division reports in hierarchical terms to the Audit and Compliance Commission, and is functionally attached to the Bank's General Secretariat

Its functions are described in part B.2.1. above.

APPOINTMENTS AND REMUNERATION COMMITTEE

The Appointments and Remuneration Commission will comprise a minimum of three and a maximum of five Directors nominated by the Board of Directors on the recommendation of the Appointments and Remuneration Commission. Commission members are appointed for a two-year term which may be extended. The Chairman of the Commission and a majority of its Members will be non-executive and independent Directors. The Secretary of the Board of Directors is Secretary of the Commission.

At the Commission Chairman's discretion, its meetings may be attended by the Bank's President and Managing Director. The Appointments and Remuneration Commission will, as the case may be, regulate its own organization and operation. Within its jurisdiction, the Commission's decisions are considered resolutions tabled with the Board of Directors. The provisions in these Regulations on the operation of the Board of Directors apply on a supplementary basis to the operation of the Appointments and Remuneration Commission. The application of these rules must in any event favour the independence of the Commission's operation.

The Appointments and Remuneration Commission meets whenever convened by its Chairman, the Chairman of the Board of Directors, or requested by two members. In the Chairman's absence, meetings are chaired by the independent Director nominated for the purposes by the Commission. The Secretary keeps

Minutes of meetings, signing them, with the Commission Chairman's endorsement, and they are reported to the Board of Directors. The Secretary keeps the file of minutes and documentation tabled with the Commission.

Its functions are described in part B.2.1. above.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is the Board committee responsible for supervising and controlling the company's corporate governance. The Committee Chairman and a majority of its members are non-executive, independent directors.

Its functions are described in part B.2.1. above.

B.2.4. Where appropriate, indicate the faculties of assessment, consultation and where applicable, delegation each of the committees:

Committee Name	Brief Description
EXECUTIVE COMMITTEE	ALREADY DETAILED IN SECTION B.2.3. OF THIS REPORT
APPOINTMENTS AND REMUNERATION COMMITTEE	ALREADY DETAILED IN SECTION B.2.3. OF THIS REPORT
AUDIT AND REGULATORY COMPLIANCE COMMITTEE	ALREADY DETAILED IN SECTION B.2.3. OF THIS REPORT
CORPORATE GOVERNANCE COMMITTEE	ALREADY DETAILED IN SECTION B.2.3. OF THIS REPORT

B.2.5. Where appropriate, indicate the existence of the regulations governing the boards' committees, where they are located for consultation, and the modifications which have taken place during this fiscal year. In turn, indicate whether any annual reports on the activities of each committee have been voluntarily created.

There are no specific regulations for the Boards' Committees as they are regulated by the regulations of the Board of Directors, which is available on the Corporate Website of Bankinter.

The Audit and Regulatory Compliance Committee has drawn up and published a report on its activities during 2005.

B.2.6. Where there is an Executive Committee, explain the level of delegation and autonomy available to it in the execution of its functions for adopting agreements on the administration and management of the company.

Permanent delegation of authority by the Board of Directors in favour of the Executive Committee may comprise all the powers of the Board, except for those which cannot be delegated pursuant to law, bylaws and the regulations. The Board of Directors shall determine the specific powers of the Executive Committee. Notwithstanding this, in reality Bankinter's executive committee meets very infrequently.

B.2.7. Indicate whether the composition of the Executive Committee reflects participation on the Board of the different directors based on their condition:

YES [X] NO [ ]

If not, detail the composition of the Executive Committee.

B.2.8. In the case of the existence of an Appointments Committee, indicate whether all of its members are external directors:

YES [X] NO [ ]

C OPERATIONS WITH ASSOCIATED COMPANIES

C.1. Details of relevant operations which imply a transfer of resources or obligations between the company or entities of its group and the significant shareholders of the company:

Name or company name of the significant shareholder	Name or company name of the company or the entity of its group	Nature of the operation	Type of relationship	Amount (in thousands of euros)

C.2. Details of relevant operations which imply a transfer of resources or obligations between the company or entities of its group and the administrators or directors of the company:

Name or company name of the significant shareholder	**Name or company name of the company or the entity of its group**	**Nature of the operation**	**Type of relationship**	**Amount (in thousands of euros)**
JUAN ARENA DE LA MORA	BANKINTER S.A.	FINANCING	LOAN/GUARANTEE	144
PEDRO GUERRERO GUERRERO	BANKINTER S.A.	FINANCING	LOAN	901
JAIME ECHEGOYEN ENRÍQUEZ DE LA ORDEN	BANKINTER S.A.	FINANCING	LOAN	354
CARTIVAL S.A.	BANKINTER S.A.	FINANCING	LOAN/GUARANTEE	10,468
MARCELINO BOTÍN-SANZ DE SAUTUOLA	BANKINTER S.A.	FINANCING	LOAN/GUARANTEE	506
JOHN DE ZULUETA GREENEBAUM	BANKINTER S.A.	FINANCING	LOAN	600
RAMCHAND BHAVNANI WADHUMAL	BANKINTER S.A.	FINANCING	LOAN	18
CARLOS RUIZ-JARABO COLOMER	BANKINTER S.A.	FINANCING	LOAN	233
HONORIO JIMÉNEZ DEL VALLE	BANKINTER S.A.	FINANCING	LOAN	323
FERNANDO ALFARO ÁGUILA REAL	BANKINTER S.A.	FINANCING	LOAN	270
JUAN MARÍA HERNÁNDEZ ANDRÉS	BANKINTER S.A.	FINANCING	LOAN	181
PABLO DE DIEGO PORTOLÉS	BANKINTER S.A.	FINANCING	LOAN	33
RAFAEL MATEU DE ROS CEREZO	BANKINTER S.A.	FINANCING	LOAN	2,663

C.3. Details of relevant operations undertaken by the company with other companies belonging to the same group, provided that they are not eliminated during the creation of consolidated financial statements and are not part of the company's normal business as its object and conditions:

Company name of the entity of its group	Brief description of the operation	Amount (in thousands of euros)

C.4. Where appropriate, identify the situation of conflicts of interests of the company's directors, as stipulated in article 127 of the Public Corporations Act.

There is no knowledge of conflicts in interest of any of the Directors of the entity.

C.5. Detail the mechanisms established to detect, determine and solve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

Article 23 of the Rules of the Board stipulates the following:

"The Directors shall inform the Board of Directors or the Audit and Regulatory Compliance Committee of any conflicts of interest they may have with the Company, and specifically of any remunerated activities they undertake for other companies or entities or that they undertake on one's own account, and in general, any other situation that may be relevant or affect the fulfilment of their obligations as Directors of the Company as soon as they become aware of their existence or of the possibility of conflict.

In the event of a conflict, the Director in question shall abstain from intervening in all deliberations, decisions and operations which the conflict refers to.

The Directors shall inform the Audit and Regulatory Compliance Committee of shares in the capital of companies, when they are principal or assign them control of the same as expressed in these Rules, as well as any modification which may arise concerning the mentioned shares.

Operations between the Directors and the Company shall adhere to market prices and shall be executed with full transparency, and with the application of the rules of conduct of the stock market which are contained in these Rules and of all other limitations which are legally applicable.

With the exception of typical bank operations, the Directors shall inform the Audit and Regulatory Compliance Committee of professional, commercial or economic transactions with the Company, whether they are direct or indirect, especially those not linked to the Company's ordinary business and those which are exceptionally not carried out under normal market conditions.

When requested by the Audit and Regulatory Compliance Committee, the executive directors shall also inform it of their investments and financial and economic operations in general.

Directors are not to use the company name or their status as a director when carrying out operations on their own behalf or related individuals. Neither should they use Bank information, employees, nor make use of their position to gain a financial advantage, except when carrying out an approved personal operation under market conditions or when the information is in the public domain.

Directors must not either for their own benefit or related individuals undertake any operation related to the company to which they had prior knowledge due to their position when the investment or operation would have been offered to the company or with which it would have had an interest. The exception is where the company has without influence of the director in question, underestimated the investment or operation. The directors business opportunity is understood to be any possibility of making an investment or financial, industrial, commercial or property operation that may have arisen whilst exercising his responsibilities or by using Bank information or indeed circumstances that would be reasonable to believe that the offer was made to the Bank by a third party."

D RISK CONTROL SYSTEMS

D.1. General description of the company and/or group risks policy, detailing and evaluating the risks covered by the system and justification of the suitability of these systems for each risk type.

Risk management is a core aspect of Grupo Bankinter's strategy, and the Group pays very special attention to identifying, measuring, controlling and monitoring credit risk, structural risk, market risk, derivatives risks and operational risk. The aim is to suitably manage risk and optimize such management through the assets, liabilities and hedging instruments.

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures, in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets.

At an executive level, there is a segregation of functions between the business units, where the risk originates from, and the monitoring and control units of the same.

Bankinter uses the 'Basel II' convergence framework definition of operational risk, which defines it as "the risk of loss due to inadequacy or failures in the processes, personnel and internal systems or due to external events".

Although attention to these risks has always implicitly existed, the Bank continues advancing in its systematic identification, evaluation, mitigation and management, adopting the best practices and principles of operational risk management covered in the different documents of the Basel Committee (mainly the new "Basel II" Capital Convergence Framework" and the "Sound Practices" published by the same committee). The control of credit, market and operating risks which will enable the Bank, within this new framework, to optimise its capital investments, is one of the priorities of this fiscal year and will continue as such in the years to come. All necessary measures are being adopted.

To this effect, since 2003 there has been a program dedicated to developing methods and techniques for measuring operational risk and formalizing its management.

In particular:

-To define, formalize and extend the use of auto evaluations which facilitate the identification and classification of operational risks and to prioritize measures to reduce them.

-To collect information in a database of operational risk losses: a valuable source of managerial information and a base for the statistic processing of these risks in the future.

-To automate the procedures for calculating regulatory capital for different business sectors as is established in the standard focus of Basel II.

D.2. Indicate the control systems established to evaluate, mitigate and reduce the company and group's main risks.

CREDIT RISK

Bankinter has a Credit Risk Control and Monitoring Department, belonging to the Bank's Risk Management Department, which is independent from the business areas.

The risk control systems take the form of the procedures that control the different phases of the risk function: study, approval, formalization, accountability as well as subsequent operation control and monitoring.

With regard to the study and approval of operations, the Board of Directors delegates within the Risk Committee and in turn the committee delegates to the different approval departments (Risk Management and Regional Organizations Division).

The collective decision in the different approval bodies, combined with the existence of an electronic system of authorizations that validates the adequacy of the delegated powers in terms of the nature, amount and length of the risk, provide the means for efficient control, given the degree of importance placed on decentralization and autonomy of the entity's distribution channels and networks.

Similarly, the important volume of Approved Operations via mechanical systems –above all in the area of personal clients – based on rigorous statistical analysis of client conduct and the state of the principal macroeconomics, give the objectivity to the approval, which in itself is a very important element preventative control element.

With reference to the formalization and accountability of credit operations, the integration of all the Bank's operating systems must be highlighted, especially the connection between the Bank's "authorization application" and the "unified contracts system", that contributes significantly to the reduction of operational risk.

With regards to credit risk control and monitoring systems, Bankinter has introduced anticipatory tools that facilitate the management of situations where clients are in breach of contract and the prevention of future risks.



The "Client non-standard risk classification system" classifies the credit portfolio into different risk grades or categories, thereby easing the risk management.

The objective non-standard classification is directly linked to the client's breach of contract with the Bank, assigning him the worst of his positions, according to the applicable standards for situations of failure to pay on time: bankruptcy, doubtful or an incident of more than 30 days.

The subjective non-standard classification has two categories: to extinguish / to assure and monitor, either being applied at the discretion of any Bank employee, or automatically, as a result of specific investigations regarding the client's repayment capability and specific situation development both within our entity and the system.

The "client alert system" assigns points to clients after processing a series of balanced variables based on statistical analysis.

This is a universal system for the full portfolio, as well as treating clients individually, for the particular area of business. The modification of the required grade for a client to be alerted enables us to improve the efficiency of the model by better anticipating and alerting fewer clients.

The integration of systems and applications that shape the risk function should be classified as an additional control in itself. For example, the quality of the non-standard risk could determine the automatic blockage of approved operations or the suspension of the facility to approve operations.

The efficiency of the systems previously described can be credited to the exceptional development of the Bank's late payment figures that compare very positively to that of our competitors.

In 2005, the Bank continued to make progress in the adaptation of its systems and processes to the future "Basel II" capital framework.

STRUCTURAL RISK

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The Board of Directors' annually delegates the applicable operative limits for managing the abovementioned risks to The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, as well as stock exchange risk and institutional exchange rates.

ALCO adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the financing policies. Those strategies are then implemented by the Treasury and Capitals Market Division.

-Interest rate structural risk:

The interest rate structural risk is defined as the Bank's exposure to interest rate fluctuations derived from the different time structure of due dates and appreciation under the different headings on the balance sheet.

To integrally manage measure and control interest risks, a methodology known as the gap model is used. The methodology consists of an interest rate map based on certain working assumptions which facilitates information on the Bank's risk exposure to market variations in interest types.

The operating limits are defined as the maximum opening figures or the difference between the total amount of the asset and liability positions that can be maintained for each tranch of the interest rate risk plane.

Additionally, interest and currency rate simulations of the balance sheet are performed to estimate the influence that interest and currency rates may have on the spread, as well as for equity during interest rate fluctuations.

As a complementary measure to the above, an analysis is conducted of the economic value of the Bank's exposure to interest rate risks.

-Structural liquidity risk

The structural liquidity risk is associated with the Bank's ability to meet its payment obligations and finance its investment activities. To mitigate this risk, Bankinter's liquidity risk strategy involves the coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The liquidity risk control tools used are the "Liquidity Gap or Plane" method and information and analyses on the specific situation of its interbank assets and liabilities.

MARKET RISKS

Interest rate, currency and variable-interest risks are managed and controlled using the value-at-risk (VAR) methodology.

In this regard, the Board of Directors of Bankinter S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually.

The Board of Directors of Bankinter, S.A. has established global and individual VAR limits for each relevant risk factor. These limits are reviewed annually and are supplemented with other measures such as Stress Testing, sensitivity, equivalent positions and concentration.

The VAR methodology quantifies the maximum potential loss that can arise from a given portfolio with a 99% confidence level and a one-day time horizon. VAR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

As a supplement to using VAR to measure market risk, Stress Testing is used to quantify the maximum potential loss in portfolio value under extreme scenarios of change in the risk factors to which the portfolio is exposed.

The Stress Testing scenarios used for reference are annually approved by the Bank's Board of Directors. It applies extreme movements of interest types, stock markets, currency rates and significant changes in volatility.

In addition, estimations based on scenarios which copy historical market crises are carried out.

OPERATING RISK

The set of procedures and controls needed to manage Operating Risks is consistent with the Bank's corporate culture, based on the quality of its human resources which permits high levels of delegation and the assumption of responsibility, efficient internal communications, prudent management of risk elements and the intensive use of information technologies which facilities an efficient and sustainable use of risk prevention and control techniques in the medium term.

The Bank has created and Operating Risk Division whose mission consists of promoting the active management of operating risks; establishing, prioritising and controlling the execution of specific mitigation and control programmes and actions. This Division, independent of the business, is attached to the Corporate Means, Risks and Platforms Department.

The Operating Risk management framework established by the Bank is based on the following elements:

- Identification of risks through the development of a risk map where the frequency and severity levels of the risks are reflected, as well as existing control mechanisms and action plans to reduce the risk.
- Registration of risk events and the associated risk management information, arranged and classified according to the Basel recommendations.
- Risk monitoring through the existence of control posts that provide information on the evolution of existing risk levels and issue warnings when undesired trends are observed.
- Establishment of regulatory capital calculation procedures by business line, as established in the Basel II standard approach.

D.3. If any of the risks which affect the company and/or its group have occurred, indicate the circumstances which caused them and whether the established control systems have worked.

The risks described in section D.1 are assumed by the company and its group. The established control systems have been effective thus far.

D.4. Indicate if there is any commission or other managerial body in charge of establishing and supervising these control measures, and detail their tasks.

According to article 39 of the Board of Directors Regulations, the Audit and Regulatory Compliance Committee is responsible for:

- "Fostering and supervising the creation of adequate internal control procedures to guarantee the Bank's sound and prudent management, and the operational rules to facilitate the Board's compliance with its obligations and assumption of the responsibilities assigned it in the Law, the Bylaws and these Regulations."
- "*Directing the Bank's and Group's internal audit activities, ensuring that the main areas of risk are reviewed,* along with the internal control systems and procedures."
- "Reviewing the Bank's and Group's general risk map and approving the general directives of the annual Audit Division Plan."

In accordance with Article 6 of the Board of Directors' Regulations, the Board is responsible for the following tasks, among other:

- 'To identify the Company's main risks and supervises the systems for control of and information on such risks, and compliance with the standards of professional ethics and of conduct on the securities market, and those concerning privileged and relevant information.'
- 'To authorize or ratify credit risk operations for amounts exceeding the figures decided on for these purposes by the Board of Directors of the Bank and Group.'

Bankinter has a Credit Risk Control & Monitoring Department attached to the Bank's Risk Management Department.

The risk control systems take the form of the procedures that control the different phases of the risk function: study, approval, formalization, accountability as well as subsequent operation control and monitoring.

With regard to study and approval operations, the Board of Directors delegates within the Risk Committee and in turn the committee delegates to the different approval departments (Risk Management and Regional Organizations Division).

The Bank's internal audit supervises the correct implementation and the efficiency of the established controls, and measurement and management measures, while keeping their perceptive independence from the management.

D.5. Identification and description of the compliance procedures of the different regulations affecting your company and/or group.

Bankinter Group has a set of internal regulations and procedures covering the adequate operation of its activity and which adhere to the legal requirements applicable to the same.

The transfer of legal regulations to our procedures and internal regulations is carried out through a process which includes the participation of the Regulatory Compliance Unit which promotes and supervises the process, and that of the business and support areas.

In the Compliance structure of the Bankinter Group, the Audit and Regulatory Compliance Committee is the top body of competency in these issues, and is responsible for supervising compliance of the Internal Conduct Regulations for Securities Markets, and also for the manuals and procedures for preventing laundering and in general for compliance with the rules of the Government and compliance by the company.

With regard to the internal regulations and established procedures, Bankinter group has an Internal Stock Market Code of Conduct and compliance with these regulations is mandatory for all professionals who work in these markets and for all people who are in any way linked to issuing clients. There is also a Code of Ethics which sets down the basic principles of professional conduct required of all employees of the Group.

Lastly, in order to improve transparency and the procedures for commercializing products, this year, Bankinter voluntarily adopted a Manual of Procedures for Commercializing Investment Products, approved by the CNMV. This manual intends to guarantee that the portfolio managers and sales people belonging to the company know the products they offer their clients, and are thus capable of correctly informing the clients of the characteristics of the products and to ensure that they (the clients) are aware of the risks the run and the profits they can realistically expect to obtain.

E THE GENERAL MEETING

E.1. List the constitution quorums of the General Meeting established in the bylaws. Describe how they differentiate with the minimum quorum regime contained in the Public Corporations Act.

According to articles 14 of the General Meeting Regulations, the quorum for the constitution of the General Meeting shall be established in accordance with the Public Corporations Act, articles 102 and 103.

E.2. Explain the regime of adopting social agreements. Describe how it differs from the regime stated under the Public Corporations Act.

As stipulated in article 14 of the General Meeting Regulations, the majorities required for the valid passage of resolutions by the General Meeting are those established in the Public Corporations Act.

E.3. List shareholder's rights with regard to the General Meetings which are different to those established in the Public Corporations Act.

There are no rights for shareholders which differ from those contained in the Public Corporations Act. Nevertheless, the General meeting Regulations incorporate measures to increase the content of the rights to information and participation in the Meeting, which are explained below.

E.4. Where appropriate, indicate the measures adopted to foment the participation of shareholders in the General Meetings.

1. Regarding announcement of the General Meeting and the shareholders' information rights.

In accordance with the Laws, Bylaws and General Meeting Rules, the General Meeting announcement will be signed by the Secretary of the Board of Directors prior to being forwarded to the CNMV from where it will be published in at least two major newspapers in the province where the company has its registered offices.

In addition to the legal a statutory requirements, the announcement shall also detail the form and place that the proposed agreements that are being put forward for approval shall be made available to shareholders as well as, the Management Report, Financial Year Report, Corporate Committee Annual Report, Social Reasonability Report and any other report or document the Board of Directors decide to include in the General Meeting. Electronic addresses and telephone numbers for use by shareholders shall also be included.

The announcement shall be forwarded to the CNMV as well as the corresponding regulatory bodies and shall also be included on the corporate website where the aforementioned reports and documents shall also be published indicating the relevant section or extract.



Beyond the announcement issue date, the company publishes on its website and via other means of communication it deems necessary the entire text of the proposed agreements put together by the Board of Directors as per the agenda except those proposals that by Law or Bylaws that do not have to be made available to shareholders from the date of the announcement and where the Board of Directors consider special circumstances exist not to do so. In the event that any of the proposals be modified prior to the General Meeting, the Board of Directors shall inform the shareholders of said modification and shall read out the entire contents of the new proposal prior to voting. Likewise from the date of the announcement, the company shall include all information it deems necessary to assist shareholders to attend and participate in the meeting on the corporate website, including:

- Vote delegation procedure.
- Delegation systems or electronic voting that can be used.
- Information on the place where the meeting is to be held.
- If necessary, information on the systems and procedures in order to follow the meeting from a distance.

Shareholders have the right in any case to request the Company to deliver free of charge to their home, all the documents mentioned in this article. Moreover, the mentioned information is available on the website in Spanish and English with the Spanish version taking precedence.

Regarding shareholders' information rights prior to the Meeting, the Company complies with its legal obligations to provide information to the shareholders via the corporate website, without prejudice to using other means and without prejudice to the shareholders rights who by law may request hard copy information.

The corporate website serves, amongst other things, as a means for communicating:

- The Meeting announcement and the publication of the corresponding information and documentation.
- Shareholders' information established by law, Bylaws and the existing Rules.
- The dissemination of information pertinent to the company in accordance with the Law.
- Shareholders' information rights.
- Shareholder voting delegation rights and the electronic voting procedure as defined by Bankinter.

The requests for information by shareholders and the answers provided by Bankinter shall be via the corporate website using E-mail or any other means available to the company. In any case, shareholders can exercise their right to information by approaching the Board's General Secretary or the company Shareholders Office.

Shareholders may request information or clarification pertinent to the agenda items from Bankinter or send the company their questions in writing, up to seven days prior to the meeting.

Furthermore, shareholders shall be able to request in the same timescale all information passed to the CNMV by Bankinter, and thereby in the public domain, since the last General Meeting.

Bankinter is obliged to supply written information up until the day of the General Meeting. If the information has not been requested within the specified timescale, then it may be provided during the Meeting or within the seven days following the meeting.

Regarding shareholders' information rights during the meeting, it is worthy of note that on entering the building where the General Meeting is to be held, copies of the text of the proposed agreements to be discussed in the meeting together with the Annual Report, the Annual Corporate Governance Report and general reports and documents shall be made available to shareholders.

During the General Meeting shareholders may verbally request information or clarification on those items included on the agenda and, in the event of not being able to provide appropriate response during the General Meeting, Bankinter is obliged to provide the information, in writing, during the first seven days following the meeting. The Company shall provide the information requested except in cases where judged by the President, the publication of such information would prejudice company interest. This does not refer to agenda items or unnecessary or abusive items.

Information may not be denied when the request is supported by shareholders who represent at least a quarter of the company's capital.

The Board of Directors shall be responsible for ensuring that all information required by law to be made available to shareholders is made available. The Board of Directors may empower one of its members, the Secretary or Bank Managers or employees as deemed necessary to respond to the Shareholders' information requests.

Without prejudice to the above, shareholders can at any moment via the Company Shareholder Office make any proposal, idea or consultation in relation to the company's activities.

One of the innovations introduced at the 2005 General Meeting was to voluntarily subject the voting and delegation procedures and the safety of electronic support systems to verification and scrutiny by an independent auditor. The auditing firm chosen to scrutinise the procedure was Deloitte S.A., which is not the Bankinter Group's account auditor. The firm issued a report confirming that the procedures related to the General Meeting were correct. The report was published on the Bank's website.

2 Regarding delegation and exercising the right to vote.

2.1. Voting. Each one of the resolutions on the meeting agenda is voted on separately. Since fiscal year 2005, shareholders also have the possibility of casting their vote on each agenda item resolution prior to the General Meeting. Distance voting is possible through any of the following channels:

- By ordinary postal service, by sending the card signed by the shareholder to the Bank or handing it to any related office or centre.
- By internet:
  - Customers of ebankinter.com: using the password from the coordinate card as previously described.
  - Non customers of ebankinter.com: using the new delegation code as previously described
- Via telephone banking: only for Bankinter telephone customers using the coordinate card password.
- By mobile telephone:
  - ebankinter.com customer shareholders: coordinate card password.
  - Non ebankinter.com customer shareholders. New delegation password.

At the 2006 General Meeting, shareholders will be able to use their mobile telephones to vote on each one of the agenda items. Shareholders may access the full contents of the resolutions proposed by the Board of Directors through their mobile phones.

- Branch office network: branch offices will provide an IT system to collect the votes of shareholders who are Bankinter customers and print the delegation form for shareholder signature.

Distance votes are computed for the purposes of constituting the General Meeting as shareholders in attendance.

2.2 Delegation: Any shareholder with a right to attend may be represented at the Meeting by another shareholder who also has a right to attend. Proxies may be delegated using any of the channels described above for voting.

The rules governing the exercise of voting rights and proxies are found in the Manual on the Procedure for Preparing, Convening and Scrutinising the General Meeting.

3. Regarding the right of shareholders to speak at the Meeting

Following constitution of a General Meeting in accordance with article 15 of the GSM Regulations, the Chairman invites shareholders who wish to participate and, if applicable, to seek information or explanations related to the items on the Agenda or to register protests, to approach and identify themselves to the Notary, giving their full names, the number of shares they hold, and the shares they represent. If they intend to ask for their speech to be recorder literally in the Minutes of the Meeting, they must hand it over at that time in writing to the Notary, so that it can be crosschecked as the shareholder speaks. If they haven't handed it over in writing, any shareholder may check that the Minutes contain their participation literally or its general sense.

Once the items of the Agenda have been disclosed, and in any event, before voting on them, the procedures begin for shareholders' participation from the place set out for this purpose and in adherence to the order of calls agreed by the Presiding Panel. The Chairman will decide on the time allocated to each participant, which must be the same for all shareholders and not less than five minutes.

In accordance with the Regulations, the Chairman, in order to favour the participation of the shareholders, has faculties to extend the time initial allocated to each shareholder and ask them to clarify matters which were not understood or not sufficiently explained during their interventions.

E.5. Indicate whether the functions of the chairman of the General Meeting coincide with the functions of the chairman of the Board of Directors. If applicable, detail the measures which have been adopted to guarantee the independence and correct operation of the General Meeting:

YES [X] NO [ ]

Detail the measures

To guarantee security and order at the General Meeting, article 14 of the General Meeting Regulations establishes the appropriate surveillance and protective measures, including access control systems and measures needed to guarantee the security, good order and conduct of the Meeting.

According to article 17 of the Regulations, the Chairman is assigned the necessary faculties to direct and organize the Meeting and to guarantee its continuity and normalcy.

Likewise, article 15 of the GSM Regulations envisages the obligatory participation of the Chairman of the Audit and Regulatory Compliance Committee. This is considered as a sign of good governance and a guarantee to the shareholders as his report may be considered as an offer to the shareholders who wish to ask about these issues.

E.6. Where applicable, indicate the modifications to the GSM Regulations which have been made this year.

Bankinter's General Meeting Regulations were passed by the General Meeting on 23 March 2004.

E.7. Indicate the attendance figures at the General Meetings held during the fiscal year to which this report refers to:

Attendance

Date of General Meeting	% present	% represented	% distance votes	Total %
21-04-2005	12.380	29.270	15.460	57

E.8. Briefly indicate the resolutions passed at the General Meetings held during the year to which this report refers to and the percentage of votes with which each resolution was adopted.

In 2005, a sole General Ordinary Meeting for the fiscal year was held on 21 April. The list of resolutions passed is as follows:

ONE: Examination and approval of the 2004 Financial Statements (Balance Sheet, Statement of Income and Notes to Financial Statements), Management Report, and Proposed Appropriation of Income of Bankinter, S.A., and of the 2004 Financial Statements and Management Report of the Consolidated Group (passed by a majority of 99.977% of the shares present and represented).

TWO: Approval of the conduct of business by the Board of Directors and of the 2004 dividend distribution (passed by a majority of 99.989% of the shares present and represented).

THREE: Reappointment, appointment and ratification of Directors (passed by a majority of 99.938% of the shares present and represented).

FOUR: Appointment of auditors for 2005 (passed by a majority of 99.951% of the shares present and represented).

FIVE: Information relating to the amendment of the Board Regulations (passed by a majority of 99.305% of the shares present and represented).

SIX: Authority for the Board of Directors to increase capital stock with the powers to exclude pre-emptive subscription rights (passed by a majority of 99.074% of the shares present and represented).

SEVEN: Authority for the Board of Directors to issue debentures and fixed income securities in general, convertible or exchangeable debentures, preferred participations and other financial instruments, as well as secure issues of debentures and of preferred participations (passed by a majority of 99.249% of the shares present and represented).

EIGHT: Authority for the Board of Directors to acquire, dispose of and retire treasury stock, and to reduce capital stock (passed by a majority of 99.961% of the shares present and represented).

NINE: Approval of Directors' compensation in conformity with the Bylaws (passed by a majority of 99.195% of the shares present and represented).

TEN: Authority for the Board of Directors to interpret, remedy and implement resolutions (passed by a majority of 99.950% of the shares present and represented).

E.9. Where applicable, indicate the necessary number of shares to attend the General Meeting and if there are any statutory restrictions.

Pursuant to Article 14 of the Bylaws and 10.1 of the Board Regulations, to be able to attend the General Meeting, one must hold at least 600 shares. Grouping shares in order to reach the minimum required limit is accepted. There are no other statutory restrictions.

E.10. Indicate and justify the company's policies with regard to voting delegation at the General Meeting.

As stipulated in Article 9.7 of the GSM Regulations, when the proxy was legally conferred on the terms of the Act and the Regulations but does not include instructions for exercise of the vote, or bouts arise as to the recipient or scope of the proxy, such proxy is deemed to have been (i) conferred upon the Chairman of the Board of Directors, (ii) it refers to all the motions on the General Meeting's Agenda and (iii) will be cast in their favour.

There is also a Manual on the Procedure for Preparing, Convening and Scrutinising the General Meeting. The 2005 General Meeting was subject to a verification and scrutinising process conducted by t he firm Deloitte S.A., with satisfactory results. The manual contains the interpretative rules to be applied to counting the votes and proxies on the voting and proxy cards included with the meeting announcement.

It is the Chairman of the Meeting, or by his delegation, the Meeting's Secretary who will settle any doubts as to the validity and efficiency of the documents creating the right of any shareholder to attend a General Meeting, and delegation or representation in favour of another shareholder, seeking where possible to encourage the correction of defects arising.

E.11. Indicate whether the company is aware of the policy of institutional investors to participate or not in the company's decisions:

YES [ ] NO [X]

Describe the policy

E.12. Indicate the address and form of access to the corporate governance contents of your website:

The address is: http://www.ebankinter.com/webcorporativa

Regarding access, on the left hand side of the aforementioned home page, there is a field entitled "Shareholder and Investor Information". On entering this field there is a list with another field entitled "Corporate Governance". Entering here reveals all information on the corporate governance of the Bankinter Group.

F. LEVEL OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the level of the company's compliance regarding the existing corporate governance recommendations, or where applicable, the non- adoption of these recommendations.

In the event of not fulfilling any of them, explain the recommendations, regulations, practices or criteria applied by the company.

Inasmuch as the document referred to in the Ministerial Order (ORDEN ECO/3722/2003) of 26 December, is not yet complete, you must take into account the recommendations of the Olivencia Report and Aldama Report to complete this section.

While the Unified Code of Good Governance Recommendations for Publicly Traded Companies – presented on 18 January 2006 by the Special Work Group created by the government to advise the CNMV - will not take effect until 2007, Bankinter is pleased to report that it already complies with most of the recommendations contained in the code, including those introduced for the first time in this project. Nonetheless, the Board of Directors intends to continue making progress to ensure that Bankinter remains one of the companies of reference in Europe and Spain on this subject.

In the Annual Corporate Governance Reports for 2003 and 2004, Bankinter reported on the company's level of compliance with the existing Good Governance Recommendations. Since the document referred to in Order ECO/3722/2003 of 26 November was not yet available, Bankinter used the recommendations contained in the Document of the Special Commission for the Study of a Code of Ethics for Boards of Directors (Olivencia Report) issued on 26 February 1998 (Olivencia Report) and the Report by the Special Commission to Foster Transparency and Security in the Markets and in Listed Companies (Aldama Report) issued on 8 January 2003.

The most salient features of Bankinter's Corporate Governance System are mentioned below, along with the innovations introduced in 2005 which exemplify the high level of compliance with both the recommendations of the "Olivencia" and "Aldama" reports and those contained in the "Unified Code" Project of 2006, in addition, obviously, to all legal provisions and the terms of law 26/2003 of 17 July which modified the Stock Market Law 24/1988 of 28 July and the Revised Text of Legislative Royal Decree 1564/1989 of 22 December designed to *reinforce the transparency of listed companies.*

Non-existence of measures that restrict shareholders' rights

Since 2002, all of the anti-takeover measures which could cause a situation of inequality among shareholders were eliminated. More specifically, the voting right limit of 10%, qualified quorums for the constitution and voting at General meetings on certain resolutions and restrictions on the appointment of Directors (by number of shares) and Chairman (by years as a Director) were eliminated.

Facilitating voting for all shareholders

Since 2002, the company's shareholders have been able to vote electronically and using other remote voting methods. In 2004, the option of voting by SMS was added and electronic voting by non-client shareholders became a possibility. Unlike appointing a proxy, distance voting enables shareholders to make their own decisions on the proposed resolutions on the General Meeting Agenda.

Bankinter has been a pioneer in Spain in terms of list companies that offer electronic voting and continues to be the leader in this regard. Starting in 2006, the option whereby shareholders can cast their vote by means of an SMS sent through their mobile telephones is one which no other listed company in this country offers its shareholders, as far aw we know. And while in most listed companies the possibility of remote voting or electronic delegation poses for shareholders the difficulty and cost of obtaining a recognised and certified electronic signature, Bankinter offers its shareholders – even those who are not bank customers – a private and free-of-charge electronic signature based on a system of codes implemented for distance banking, an absolutely reliable system. Starting with the ordinary General Meeting in 2006, shareholders who are clients have the option of voting or delegating their votes by sending an SMS through their mobile telephones. With this option, they can vote in favour, against or abstain from voting on each resolution on the agenda.

Verification of Counts at the General Meeting

In 2005 the Bank introduced a procedure for verifying and counting delegated votes, distance votes and in person votes at the General Meeting and for verifying the security of the electronic support systems by an independent external auditor. To guarantee the neutrality of this work, it has been entrusted to a leading auditing firm (Deloitte, S.L.) different than the Group's account auditor. The firm issued a favourable report which was published on the Group's website and the process will be repeated this year.

Starting in 2005, the organisation and holding of the General Meeting and, more specifically, the information, attendance, distance voting and delegations rights of shareholders are also regulated within the Board of Directors Regulation in a Procedure Manual which is also published on the corporate website. The aim is to ensure the transparency of the constitution of the General Meeting, the information provided to shareholders and the delegation of voting rights. The shareholders are provided with a summary of the procedure in the announcement of the General Meeting sent to each one of them individually along with the attendance-voting card and the distance voting-delegation card.

Evaluation of the Board and Board Members

One of the characteristics of Bankinter's corporate governance system is the practice whereby the Directors periodically evaluate the Chairman, the Managing Director and the Board as a governing body. In 2005, the Bank began to evaluate the performance of each director individually. The evaluation process is carried out under the supervision of the Appointments and Remuneration Committee with the assistance of an independent external consulting firm, Spencer & Stuart, an international leader in this field which is responsible for independently overseeing this evaluation process and reporting to the Board of Directors with the results. The certificate issued by Spencer & Stuart in this regard follows the Corporate Governance Report.

Board of Directors

The Board of Directors is properly sized with ten members and meets with a frequency of not less than nine times per year. The Executive Committee, however, meets very infrequently – just once in 2005 – meaning that the Board of Directors is the bank's real administrative body. To reinforce this function, the Board is informed at each session of the matters addressed by the Audit Committee and the Appointments and Remunerations Committees at their sessions held since the last Board meeting. The independent directors who act as the Chairman of each committee are responsible for reporting to the Board.

As a consequence of the broad powers of the Board of Directors (plenary) and the regularity with which the Board meets, the Executive Committee is convened very infrequently, once or twice a year, although it can meet at any time to adopt decisions that fall within the Board's authority and when a Board Meeting cannot be held, either at the request of the Chairman or three of the Committee members.

The Plenary Board's retention of all its essential powers, combined with the effective role assumed by the Board's Regulatory Committee are significant indicators of a good Corporate Governance system, since the weight of the External Directors, in particular the independent ones, is assured within both the Board and its Committees, avoiding the phenomenon consistent with a 'de facto' replacement of part of the Board's powers by Executive or Delegate Committees controlled by Executive Directors.

The Bankinter Plenary Board of Directors thus acts not only as an executive supervisory and control body, but also as a decision-making body that meets regularly, makes executive decisions, is in direct contact with the executive team and actively participates in the Bank's operations. The effective separation of the functions of the Chairman and CEO is clear, as is the existence of a significant number of External Directors and the minimum number of the Executive Directors.

On 19 October 2005, the Business Committee was abolished, its monitoring and reporting functions being assumed directly by the Board of Directors. Consequently, the meetings of the Board of Directors are divided into two parts: an informative part which is normally attended by Bank executives, and a second decision-making part.

Independent Directors

The effective independence of the independent Directors and their impact on the operation of Bankinter's Corporate Governance system are also noteworthy. These Directors, who are chosen by the Appointments and Remuneration Committee, are not and have never been professionally associated with the Bank or any company of the Group. The professional careers of these Directors are unrelated to Bankinter and all have achieved positions of professional prominence independently of their status as members of the Bank's Board of Directors. Independent Directors occupy four of the nine seats on the Board of Directors, making them the majority type of board member, considering that there are only two executive and three nominee Directors. They also have an absolute majority on the Audit Committee and the Appointments and Remuneration Committee and occupy the chairs of both of these committees.

The Vice President of the Board of Directors is an independent director. Independent directors hold an absolute majority on both the Audit Committee and the Appointments Committee, both of which are chaired by independent directors. These members also meet frequently in the absence of executive directors.

Bankinter has only two executive directors, who are the Chairman and the CEO. This situation – very unusual in our country – confers upon the Board of Directors and also the Board's Committees a special independence and diversity. This is another feature which adds to the singularity and transparency of the Corporate Governance vision embraced by Bankinter.

Audit and Regulatory Compliance Committee

It is very important to note that the Audit and Regulatory Compliance Committee is vested with decision-making functions on such relevant matters as the prior verification of results, the selection of external auditors and the supervision of the internal auditing function. This Committee meets not less than eleven times a year.

It is necessary to highlight the importance of these competencies of the Audit Committee, because they are so unusual in Spain and represent one of the most relevant aspects of Bankinter's Corporate Governance System. In most publicly-traded companies, the Audit Committee's functions are limited to advising and informing the Board of Directors but lacks any properly defined profile of competencies as such. At Bankinter, the Board of Directors is not authorized to approve the quarterly, bi-annual or annual results of the Group, before being publicly announced, without the Audit Committee first issuing a favourable report on the results. It is a Committee report, and not a final decision, but it is a preceptive and binding report for the Board of Directors. A negative opinion by the Committee would paralyze the presentation of the results and the contents would need to be modified. The Committee issues its report with absolute independence, based on the proposals put for the by the Audit Division to the external Directors, in the presence of the external auditors. The technical staff of the Audit Division is responsible for preparing these proposals. The technical staff works independently and in direct collaboration with the external auditors.

It is also significant that the Audit Division, i.e., the internal audit function of the Bank and the Group, reports hierarchically, directly and exclusively, to the Internal Audit Committee, which is very rare in our country and goes above and beyond the most stringent corporate governance recommendations. To guarantee the autonomy of the auditing function, Bankinter's Audit Committee is responsible for appointing and replacing the Division Director, approving the annual budget and planning its annual auditing activities, supervising its human and technical resources and ensuring that the budget is sufficient to guarantee the continuity of the Division's projects.

The Audit and Regulatory Compliance Committee also plays an active role in the process of selecting, renewing and replacing the external auditors. The Audit Committee is directly responsible for organizing, supervising and resolving this procedure through an objective and transparent tender process. The Committee decides on the pre-selection of a candidate for appointment or renewal independently from the proposal presented by management or by the Audit Division. The Board of Directors then takes a decision on the name to be proposed to the General Meeting, based on the resolution passed by the Committee. The Committee evaluates the conditions and offers presented by the firms participating in the tender process and sets the economic terms and conditions of the contract and the limits on the activities of the selected firm in relation to auditing, consulting and other services.

The Chairman of the Audit and Regulatory Compliance Committee reports to the ordinary General Meeting on its activities during the fiscal year, activities which are reflected in the Committee's annual report which is approved by the Board of Directors. A copy of the report is enclosed with this Corporate Governance Report and is available to all shareholders along with the proposals and reports relative to the General Meeting and is also published on the corporate website.

Appointments and Remuneration Committee

The activities of the Appointments and Remuneration Committee extend not only to the typical duties assigned to this type of Committee according to the reports and codes of good governance, but also to relevant aspects such as planning the successor of the Chairman and Managing Director, evaluating the executive management staff or deciding on employee incentive plans, all of which is enormously innovative in Spain. The Appointments and Remuneration Committee meets frequently and acts independently in respect of the executive line.

Directors´ Information

All Directors are provided with ample information before, during and after the meetings of the Board of Directors and its Committees on all of the agenda items and have easy access to the Bank's directors and management staff. Moreover, the Audit Division periodically reviews the veracity and quality of the contents of the reports and presentations made by the Managing Director and the Directors to the Board and its Committees. Starting in the first month of fiscal year 2006, annual meeting schedule of the Board of Directors will be available, including not only the dates but also the proposed agendas, in respect of which Directors can make the proposals they consider appropriate.

Corporate website

Since September 2003, the Bank also offers its shareholders one of the most powerful corporate websites on the market – adapted in its current format to the Transparency Act – containing the Bank's business, institutional and financial information in an interactive and accessible setting which is available to shareholders all year long, not just around the time of the General Meeting. The site's content is freely available for consultation in Spanish and also in English (http://www.ebankinter.com/webcorporativa).

The full text of the meeting announcement and all of the resolutions proposed by the Board of Directors to the shareholders are published on the corporate website more than one month in advance of the General Meeting, a practice which goes well beyond the requirements of the recent Law 19/2005, of 15 November, which amended the Public Limited Companies Act.

The corporate website is being updated in 2006 to adept its contents to the requirements of the most recent regulation's passed on market abuses and analysts reports and the recommendations of the CNMV on meetings with analysts, investors and market operators in general. More specifically, the website will include a section on Regulatory Compliance with the following subsections: Internal Codes of Conduct, participation in other companies, information on the Analysis Department and Procedure Manual for investor clients.

Updating of the corporate governance internal rules

In 2005, the Board of Directors Regulations and the Stock Market code of Conduct were updated to ensure the maximum transparency in the operations of Directors and board members, in accordance with the provisions of Royal Decree 1333/2005 of 11 November, relative to the provisions of the Stock Market Act on market abuses and more stringent corporate governance reports.

Recognition of the Bankinter Group

En 2005, Bankinter received an honourable mention in the second edition of the "Best Corporate Governance and Information Transparency Awards" organised by the Financial Studies Foundation and the Recoletos Group. This is one of the business world's most prestigious awards, in which a panel of judges analyses the corporate governance procedures of Ibex-35 companies. The Bank's information transparency was once again recognised by the market: according to the results of a world-wide study conducted by the consulting firm, PricewaterhouseCoopers, which examined the quality of the corporate information provided to the markets by different companies, Bankinter is one of 42 companies from around the world with the highest quality of corporate information. Only four other Spanish companies made the list.

Bankinter's security issues are rated by the most prestigious international credit rating agencies - Standard&Poor's, Moody's Investors Services and Fitch, all of whom conduct preliminary analyses of the solvency, capacity and future outlook of the company in question, and all of which can be influenced by the company's corporate governance policies. The leading rating agencies have shown an increased interest in corporate governance either as a specific analytical and rating tool or as a subject to be considered when analysing the company's credit rating.

For years, Bankinter has maintained regular contact with some of the most relevant international rating agencies of corporate governance in order to improve the external evaluation of our system and incorporate the latest internationally-accepted practices.

Social Responsibility

Starting this year, the Board of Directors will publish an Annual Social Responsibility Report along with the annual report which will be available to all shareholders along with the proposals and reports relative to the ordinary General Meeting and will also be published on the corporate website.

Bankinter Declaration of Culture Principles

In 2006, the Directors approved a Declaration of Corporate Culture which summarises the Bank's institutional values and is included as the first chapter of this report.

Corporate Governance Committee

In 2006, the Board of Directors created a new Corporate Governance Committee composed exclusively of external directors. This Committee is an novelty in the corporate governance world in our country.

G. OTHER INFORMATION OF INTEREST

If you consider that there is any important principle or aspect regarding the practices of corporate governance which are applied by your company which have not been covered in this report, below refer to and explain it.

In this section you may also include any information, clarification or nuance with regard to the reports' previous sections in such a way that they be relevant and not simply reiterations of information already provided in this document.

Specifically, indicate if your company is subject to legislation on corporate governance which is not Spanish law, and where applicable, include that information which is mandatory and different than that requested in this report.

Regarding section A. 1, on 18 January 2005, the company's capital was increased by means of a public deed executed before Mr. Agustín Sánchez Jara, Notary in Madrid, and was registered at the Commercial Registry on 31 January 2005. On that day, the company's capital stock was valued at 117,387,700.50 euros and was represented by 78,258,467 shares.

The calculation of the share capital in the hands of the Directors shown in part A.3 does not include the acquisitions and disposals of shares subsequent to 31 December 2005. Therefore, the share capital held by the Board of Directors could vary as of the date of this report. In particular, between 31 December 2005 and 20 February 2006, the following changes occurred to the share capital held by the Board of Directors: Cartival, S.A. now controls 16.376% of the share capital with 12,815,292 direct shares. The director Ramchand Bhavnani owns 9,674 direct shares and 9,260,520 indirect shares as of 20 February 2006, which is equivalent to 11.846% of the total share capital.

In part A.3 relative to the members of the Board who hold rights to company shares, the amounts stated for the directors Juan Arena de la Mora and Jaime Echegoyen Enríquez de la Orden include convertible bonds for employees as of 31 December 2005.

Regarding part B.1.6, Alfonso Botín Sanz de Sautuola, who represents Cartival, S.A. on the Board of Bankinter, is the non-executive Chairman of Línea Directa Aseguradora, S.A. Compañía de Seguros y Reaseguros.

In part B.1.8, relative to the aggregate remuneration of Directors accrued during the fiscal year, under the heading of "loans extended" and "guarantees provided by the company to directors", only the operations with the Directors themselves have been taken into account, without considering those of family members or related companies.

In part B.1.23, the Business Committee was abolished by resolution of the Board of Directors on 19 October 2005, which explains why this Committee met only 6 times during the fiscal year.

Part B.2.2. does not include the Corporate Governance Committee since this committee was created by the Board of Directors at its meeting held on 15 March 2006 and its members weren't appointed. This committee was not included for the same reasons in part B.1.23 in relation to the number of meetings held by the different Board committees during the fiscal year.

Section C referring to operations with associated companies, and specifically, in reference to section C.2, no significant operations have taken place with managers and/or directors and those which have taken place are within the limits of the normal traffic of the business and have been carried out in adherence to market conditions. The total value of the direct or indirect financing to managers, directors and people relating to and associated was of 84,278,000 euros as of 31 December 2005. This includes loans and credit and the part that refers to loans and credit, the reported figures are the available limits as of 31 December 2005.

With regard to section C.3, no operations outside the company's normal business activities have taken place.

Regarding section E.7., the total percentage of attendance at the General Meeting is 58.3%, taking into account the 1.20% of treasury stock.

The percentage quoted in section B.1.8. D) has been calculated based on the income attributed to Bankinter, taking the remunerations items in section B.1.8. A) as a base.

There is however a limit of 1.5% in the Bylaws and Board of Directors' Regulations which is applied to the consolidated net income, as in not individual, without taking the payments the executive directors receive as fixed or variable salary into account. Article 29 of the Boards' regulations (as is also stated in Article 32 of the Bylaws) that "the annual figure for the Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery. Payments arising directly or indirectly from the exercise in the Company of executive functions other that those of a Director under a work or other contract concluded by the Company and Director are independent of the remunerations referred to"

In accordance with these precepts, and considering that the net annual consolidated income in 2005 was 187.8 million euros and that the annual amount corresponding to the Directors' remuneration, without considering the payments arising from other functions to those of the Directors, was 1,121.000 euros, the annual remunerations total does not exceed the aforementioned limit of 1.5%, and equals a percentage value of 0.60%.

Lastly, with regard to section B.1.10, there are no clauses of guarantee for members of the executive management, including executive directors of the company of the group in the event of their dismissal or a change of control.

This annual Corporate Governance Report has been approved by the company's Board of Directors during its session of 15 March 2006.

Indicate the Directors who voted against or abstained from voting on the approval of this report: Nobody.

Report of the Audit and Compliance Committee of the Board Directors of Bankinter, S.A.

2005

This Report was approved by the Board of Directors of Bankinter at its meeting on March 15, 2006, at the proposal of the Audit and Compliance Committee of Bankinter, S.A. held on March 14, 2006 and is part of the Annual Corporate Governance Report of Bankinter for 2005. It has been posted on the corporate website (http://www.ebankinter.com) for inspection by the shareholders, together with the proposals and reports on the agenda for the Annual Shareholders' Meeting scheduled to take place on April 20, 2006. For full information on corporate governance at Bankinter, S.A., please see the 2005 Annual Bankinter Corporate Governance Report.

CONTENTS

1. ORGANIZATION OF THE AUDIT AND COMPLIANCE COMMITTEE

1. Composition

The Committee is comprised of the following Directors:
Chairman: Pedro Guerrero Guerrero
Members: John de Zulueta Greenebaum, Alfonso Botín-Sanz de Sautuola y Naveda
Secretary: Rafael Mateu de Ros Cerezo

Pedro Guerrero Guerrero is Deputy Chairman of the Board of Directors of Bankinter and was appointed by the Board on December 17, 2003. He is an independent non-executive Director and a member of the Appointments and Compensation Committee and of the Board's Business Committee. He has been a Director of Bankinter in an advisory capacity since 1990 and a full Director since 1999. He is a member of Bankinter's Appointments and Compensation Committee. The holder of a law degree from Universidad Complutense de Madrid, he is a government lawyer, stockbroker and Madrid notary (on leave of absence). He was the Chairman of the Madrid Stock Exchange Governing Company and of the Stock Exchange Company formed by the four Spanish exchanges, as well as a founding Shareholder and Deputy Chairman of A.B. Asesores Bursátiles, S.A. and Chairman of A.B. Asesores Gestión and A.B. Asesores Red.

Alfonso Botín-Sanz de Sautuola y Naveda has been a nominee non-executive Director of Bankinter and a member of Bankinter's Business Committee since 2002. He holds a degree magna cum laude from Boston University (1992). He was a financial analyst at Salomon Brothers – Corporate Finance and M&A division (1992-1995). At Bankinter, he previously headed the Risk and Corporate Business area (1995-1998) and managed Intergestora, S.A. S.C.R. (Capital-Riesgo) (1998-2000). He is the Deputy Chairman of Aleph Capital SGECR, S.A. and a Director of Línea Directa Aseguradora, S.A.

John de Zulueta Greenebaum replaced José Ramón Arce Gómez as a member of the Audit and Compliance Committee by resolution of the Board of Directors dated 21 April 2005. An independent, external director and member of the Appointments and Remuneration Committee of Bankinter, John de Zulueta holds an undergraduate degree in history from Stanford University and an MBA from the Columbia University School of Business. His professional career commenced with the Boston Consulting Group. In 1978 he joined Pepsico, Inc., where he was later named Chairman and General Director of Productos Pepsico, S.A. In 1985, he joined the Cadbury-Schweppes PLC Group, where he was named the Chairman of Cadbury Schweppes de España, S.A. CEO of Sanitas, S.A. since 1991.

Rafael Mateu de Ros Cerezo has been the General Secretary and Secretary of the Board of Directors of Bankinter since 1986. He is a government lawyer (on leave of absence) and holds a doctorate in law.



2. Origin and history of the Committee

The origins of the Audit Committee in Spain can be traced back to Royal Decree 1245/1995 on the creation of banks and other matters relating to the legal regime governing credit institutions (made to implement Law 3/1994), which established that one of the requirements to engage in banking is 'to have a sound administrative and accounting organization, as well as suitable internal control procedures to ensure the sound and prudent management of the bank,' while adding that 'in particular, the Board of Directors must establish rules of conduct and procedures suitable to enable all of its members to perform at all times their obligations and assume the responsibilities incumbent on them in accordance with the legislation on the regulation and discipline of credit institutions, the Corporations Law, or other applicable provisions.'

At its meeting on October 11, 1995, the Board of Directors of Bankinter decided to structure the organization and broaden the functions of the Audit Committee, which had been operating since 1993, by making it an ancillary body of the Board of Directors, composed of the Chairman of the Board of Directors, the Managing Director, other Board members designated for such purpose by the Board from among the non-executive Directors, the General Secretary and Secretary of the Board, and the Head of the Audit Division.

The publication in Spain and abroad of several 'codes of good corporate governance' and, in the case of Spain, the 'Olivencia Report' (1998) and the 'Aldama Report' (2003), in addition to the recent Unified Code published by the special committee appointed by the government under the directions of the CNMV (2006), all highlight the key role to be played by certain specialized Board committees and, in particular, the Audit and Control or Audit and Compliance Committee, made it advisable to introduce certain modifications into the structure and operation of Bankinter's Audit Committee.

First, as a result of the publication of the 'Olivencia Code' and pursuant to a resolution of the Board on May 13, 1998, it was established that, at least, the majority of the members of the Audit and Control Committee, as it was then known, would be non-executive Directors. In particular, the Committee comprised the Board Chairman, the Directors José Ramón Arce and Pedro Guerrero and, as Secretary, the Board Secretary.

Subsequently, pursuant to the resolutions adopted by the Board of Directors on April 17, 2002, the Committee's name was changed to the Audit and Compliance Committee, as it is now known, and the Committee assumed the responsibilities and powers referred to below.

The Board Regulations approved on June 18, 2003, and already compliant with the Transparency Law (still a bill at that time), were notified to the CNMV on July 30, 2003. The final version of Law 26/2003 did not require any subsequent amendment of the Regulations.

The Board Regulations of June 18, 2003, included, among other amendments, an adaptation of the previous version of the Regulations (of October 23, 2002) to the new Additional Provision Eighteen of the Securities Market Law, relating to the Audit Committee, approved by Law 44/2002 on Measures Reforming the Financial System ('the Financial Law'). The Shareholders' Meeting on March 18, 2003, resolved, among other alterations to the Corporate Bylaws, to introduce into Article 31 thereof, relating to the Audit Committee, the new definition of this body as a result of the 'Financial Law.'

Since 1999, the Bankinter Group's Annual Report has included a chapter on Corporate Governance and, since the 2002 Annual Report, a specific Corporate Governance Report. Since 2004, this latter Report has been compliant with Law 26/2003 of 17 July, the Ministerial Order of December 26, 2003, and CNMV Circular 1/2004, and is posted on the corporate website at www.ebankinter.com/webcorporativa.

Since its creation in 1995, the Audit Committee has operated uninterruptedly and has contributed positively to the development of the supervision and control functions of the Board of Directors and of the Audit Division. It can thus be said that Bankinter's Audit Committee has been one of the first of its kind in Spain and probably the first to operate independently from the Board and to have its own functions acknowledged exclusively by the Corporate Bylaws and the Board Regulations.

3. Characteristic features of Bankinter's Audit Committee

The functions specific to Bankinter's Audit Committee and setting it apart from similar bodies at other listed corporations are, basically, as follows:

- The Committee must verify, on a binding basis, the quarterly financial statements of the Consolidated Group and of the Bank before they are approved by the Board of Directors and published.
- The Committee is the superior corporate body to which the internal audit function reports, from both a hierarchical and functional standpoint.
- The Committee is expressly attributed functions by the Board Regulations which are directly related to the Directors' duties of fidelity and loyalty and, thus, to the corporate governance of the Bank and its compliance with regulations; accordingly, the Directors must inform the Committee of cases of direct or indirect conflicts of interest, as defined in this connection by the Corporations Law, by the Securities Market Law and by the Company's internal rules, and the Committee is the competent body for resolving issues raised in this area and to grant dispensations from or exceptions to the fiduciary duties of the Directors and the rules of conduct in the securities market.

- The Committee approves an Annual Report which is made available to all of the shareholders when a call is made for the Annual Shareholders' Meeting, and is posted on the corporate website of Bankinter, S.A.

Bankinter's Audit Committee is probably the only one among all of its counterparts set up in Spain to assume all the responsibilities and powers described.

4. Provisions regulating the Committee

The Audit and Compliance Committee is regulated internally by Article 31 of the Corporate Bylaws and by Articles 37 and 39 of the Board Regulations, as well as by references to the Committee existing in the other internal rules of the Company.

Bankinter does not consider it necessary for the Committee to have a specific set of Regulations governing its organization and operation, because the above-mentioned provisions, including particularly those in Title VI of the Board Regulations, regulate all the features of the Committee in sufficient detail.

5. Operation of the Committee

In accordance with the Corporate Bylaws and the Board Regulations, the Audit and Compliance Committee is composed of a minimum of three and a maximum of five Directors, appointed by the Board of Directors for a two-year renewable term, subject to a report from the Appointments and Compensation Committee. However, in accordance with the law, the Committee Chairman must be substituted at least once every four years, although he/she may be re-elected after one year has passed since vacating office.

The Head of the internal Audit Division acts as an ordinary speaker at Committee meetings and, where applicable, the Head of the Compliance Unit in matters falling within his/her competence. The representatives of the external auditors and the Bank's Financial Manager participate in Committee meetings to verify quarterly results before their publication, and in an annual meeting devoted solely to the auditors' report for the previous fiscal year, the conclusions of which are also presented by the external auditors at the related Board meeting. The Chairman and the Managing Director of the Bank can be called to attend Committee meetings by the Committee Chairman, notwithstanding the power of the Committee to meet without them. In fact, in 2005 the Committee met on several occasions without the Chairman of the Board and at each one of its sessions it reserves a period of time during which the members of the Committee meet without the CEO in attendance.

The Bank's Internal Audit Division reports hierarchically to the Audit and Compliance Committee, which approves the appointment or removal of the Head of Division, the annual budget for the Audit Division, and the planning of its activities.

In 2005, the Committee held eleven regular meetings and two special meetings. The Committee meets systematically at least once a month (except August). Meetings usually last for approximately two hours.

6. Powers of the Committee

The functions falling within the competence of the Audit and Compliance Committee include, among others, the following:

- Through the Committee Chairman, to present at the Annual Shareholders' Meeting the Committee's Annual Report, in accordance with the recommendations on corporate governance.
- Through the Committee Chairman, to provide information at the Shareholders' Meeting on issues raised by the shareholders in connection with matters falling within its competence.
- To propose to the Board of Directors, for submission to the Shareholders' Meeting, the appointment, reappointment or substitution of the external auditors and to oversee the rotation of firms or teams of auditors, and the prevention of conflicts of interest.
- To supervise the Company's internal audit services and ensure the independence, autonomy and universal nature of the internal audit function.
- To familiarize itself with and to oversee the financial reporting process and the Company's internal control systems, with particular reference to the rules on material insider information.
- To liaise with the external auditors with a view to receiving information on all matters related to the audit process. The external auditors attend at least one Board meeting a year and Committee meetings every quarter.
- To verify the quarterly financial statements of the Bank and of the Group, as well as the financial statements, the notes to financial statements and the management report, before their approval or proposal by the Board of Directors and before their publication, subject to the auditors' report and a report from the Audit Division.
- To resolve conflicts of interest and other issues relating to the rules of conduct applicable to the Directors.
- The other functions established in the Corporate Bylaws and in the Board Regulations.

In contrast, the Committee does not perform purely consultative functions, because it also has decision-making power in the applicable cases pursuant to the Board Regulations.

For the purposes of the operation of the Audit and Compliance Committee, such rules as may be established in the Board Regulations and, secondarily, the rules governing the Board of Directors apply directly. The application of these rules must always favour the Committee's independence of operation.

The Audit and Compliance Committee has access to all the information and documentation required to perform its functions and can request the assistance of advisers, consultants, experts and other independent professionals.

2. THE COMMITTEE'S RESOURCES

The Audit and Compliance Committee is composed of a minimum of three and a maximum of five Directors. Bankinter's Audit Division is the operational instrument supporting the Committee and providing the means to implement the Committee's guidelines.

Bankinter's internal audit function is structured as an independent, objective activity, designed to add value and enhance the organization's operations. To this end, notwithstanding its independence and neutrality, the immediate aim of the Audit Division is to aid the Committee in fulfilling its objectives, and provide a systematic and disciplined approach that enables the efficacy of risk management, control, business and management processes to be evaluated and enhanced. Its ultimate aim is to ensure that these processes are regular, that they are in keeping with the Bank's risk policies, that they are carried out in full compliance with the legislation in force, and that they are duly known to and evaluated by the Directors through the Audit Committee.

The Audit Division is organized into five specialized areas:

- Remote Audits.
- Central Services, Subsidiaries and IT Audits.
- Distribution Network Audits.
- Basel II Audits.
- Staff Area, specialising regulatory compliance and corporate governance audits.

The Money Laundering Prevention Area was segregated from the Division in 2005 to comply with Royal Decree 54/2005, which amends the Money Laundering Prevention Regulations and is attached to Legal Affairs.

During 2005, the Audit Division issued a total of 471 reports, of which 387 were related to audits of branches, 46 to audits of central services, subsidiaries and IT, 4 to staff audits, 18 Basel Audits and 16 reports on remote audits, and other services and projects.

The Audit Division labour force is comprised of 28 professionals (54% female and 46% male) with an average age of 36 years and an average experience of 5.8 years in the Division and 11.5 years at Bankinter. Virtually 88% are graduates and over 90% can telework.

The Audit Division's budget, which is approved by the Audit Committee, includes a specific item for the in-house development of any software proposed by the Division.

3. COMMITTEE MEETINGS IN 2004

There follows a breakdown of the business transacted at each of the meetings held by the Committee in 2005:

January 18, 2005
Report verifying 2004 financial statements and income statement.
Verification of presentations to the Board of Directors: private banking.
Report on 'Hipoteca Unilateral' trial project.
Report on marketing of collective investment institutions.
Report on internal audit activities in 2004.

February 15, 2005
2004 external audit report presented by external auditors PwC.
Approval of Annual Audit and Compliance Committee Report.
Limited Bankinter 9 FTA review.

March 15, 2005
Report on information systems security.
Report on the new money laundering prevention regulation.
Report on the verification of the Bankinter Group's Annual Report and Corporate Governance Report.
Audit of Rules 14 (reasonable value) and 34 (non-current assets for sale) of the Bank of Spain Circular 4/2004.

April 19, 2005
Audit report verifying financial statements and income statement for first quarter of 2005.
Report on "Initial IAS Implementation".
Empowerment audit report.
IICs and FPs Audit Report.

May 17, 2005
Presentation of 21st Century Project.
Report on potential internal and external intrusions.
"Phising" diagnosis.

June 14, 2005
Report on the "Preparation, Announcement and Scrutiny of the General Meeting".
Fiscal Unit report.
Línea Directa Aseguradora Report: "Contracting and Losses".



July 18, 2005

Report verifying financial statements and income statement of Bankinter Group as of June 30, 2005.
21st Century Project follow-up.
BIS audit. First quarter presentation to Bank of Spain.
Report of the Regulatory Compliance Unit.

September 13, 2005

Diagnosis of "Back Office" control environment.
Swift audit report.
Analytical activity audit report.
Diagnosis of business continuity plans.
Report on pension commitments to employees.
Report on the money laundering prevention area.

October 18, 2005

Report on the verification of the Bankinter Group's financial statements and income statements.
Bankinter products audit report.
Aircraft report.
Report on the execution of Board minutes.
Status of Internal Audit recommendations.

November 15, 2005

Report on the expenses and remuneration of the Board and Senior Management.
Distribution network audit report.
Mortgage loan profitability report.
Bankinter products audit report.

December 12, 2005

Planning of the Audit Division's activities for 2006.
Report on the verifications of the presentations to the Board of Directors. Bankinter Group Quality and Results as of October 2005.
Report on new platforms.
Audit of LDA payment systems.

At each one of the meetings, other issues are addressed under the heading of miscellaneous items, including the authorisation of financing operations and other operations proposed by directors which are subject to approval.

4. THE COMMITTEE'S ACTIVITIES IN 2005

1. Internal control

Planning for internal Audit Division. Approval and six-monthly follow-up

Each year, the Audit Committee approves the set of activities to be carried on by the Audit Division during the year.

The planning for the internal Audit Division covers in detail the reports and main tasks to be prepared and performed in the year in accordance with the audit-defined risk map used as a methodology to accomplish the Bank's control objectives.

Every six months, the Committee does a follow-up on the planning, which involves a presentation on and explanation of the extent to which the objectives set have been fulfilled. Requests by the organization to the Audit Division and included as part of the annual planning are also submitted to the Committee every six months.

The Committee is informed beforehand and, if appropriate, adopts such decisions as it sees fit on:

- The overall annual budget of the Division.
- The IT and consulting projects being tackled by the Division.
- The outsourcing of certain projects or services.
- The annual training plan for the Audit Division team.

Incident reporting

The main incidents arising at the Bank and relating to systems weaknesses, large-scale problems or purported irregularities committed by employees are reported to the Audit Committee, which oversees the measures adopted to such end by the Bank's competent bodies.

New Circular on monitoring binding audit recommendations

In 2005, the Audit Committee carefully monitored the extent of compliance with the 2004 Circular on monitoring and controlling the recommendations of the Audit Division.

In 2005, and as a result of this new procedure, of the 772 recommendations made during the fiscal year – 117 of which were made by the external auditors) 35% had been finalised and 54% were in progress by 31 December.

The average time taken to resolve an audit recommendation was 138 days, with recommendations having a significant impact being finalized in 60 days on average, and those having a moderate impact in 52 days on average. Our experience in recent years shows that approximately 80% of recommendations are finalized, and while this rose to 87% in 2004, it is expected that this rate will be maintained by the end of 2005.

Special reviews

The Audit and Compliance Committee gave approval to include in the Bank's 2005 Internal Audit Plan, in line with corporate governance best practices, a review of the compensation, expenses and balances of Directors, other Senior Executives and significant Shareholders of Bankinter, S.A., as well as parties related to Directors and Senior Executives.

This report, presented at the Committee meeting in November 2005 and rated satisfactorily, has led to certain opportunities for improvement in procedures being carried out by the departments involved.

This report will be repeated annually and its scope will be defined by the Audit Committee.

Noteworthy in the same connection is the independent periodic review of the minutes of Board meetings and of Board Committee meetings.

Operating Risk Monitoring Plan

At the request of the Audit Committee, the Audit Division developed a specific action plan during 2004 and 2005 with a view to evaluating and preventing operating risk from different standpoints. The plan combines procedural audits with on-site audits at the organization's various locations. This plan and the measures taken as a result of the initial conclusions presented during the fiscal year have been monitored.

Information audits

A number of data audits were performed in 2005. On the one hand, the most relevant management information (including original sources and databases) used in the Bank's presentations were verified, while, on the other hand, various presentations to the Board of Directors and the Business Committee, including those made by the Managing Director, were verified, with a positive outcome.

Another recurring internal audit task, performed with a favourable outcome, was the verification of the information contained in the quarterly gatefold publication circulated to shareholders, investors and the market, as well as the Annual Report and the Annual Corporate Governance Report.

Compliance audits

In fiscal year 2005, an external audit focusing on the preparation, delegation of proxies, distance voting and vote counting at the General Meeting was conducted which is discussed in further detail below.

The compliance audits include, on a recurring basis from 2004 onwards, an audit of the contents of the minutes of Board meetings and of Board Committee meetings, and of compliance with the resolutions adopted by those bodies. The outcome of the 2005 audit was favourable. The Audit Committee has decided to perform this audit annually of all meeting minutes drafted during the year.

Review of audits of subsidiaries and investees

During 2005, the Audit Committee was informed of the various internal Audit Reports (six in all) prepared on the Bank's main subsidiaries and investees.

Monitoring of the CNMV inspection

Throughout 2005, the Audit Committee was entrusted with overseeing different monitoring sessions of the verification process being carried out by the Audit Division of the implementation of Credit Risk Models under Basel II.

Bankinter has been chosen by the Bank of Spain as one of nine pioneer banks in this process. To that end, Bankinter has devised a Master Plan for implementing and verifying the models b7 the Internal Audit Department and the external auditors (PwC) which report back to the Audit Committee periodically.

Monitoring of other inspections

The Audit Committee is also informed of other inspections or partial reviews of the Bank or Group companies by regulatory authorities, when they occur.

Prevention of money laundering

In 2005, the prevention of money laundering became the responsibility of Bankinter's Legal Affairs Division, which managed the Bank's dealings with the Enforcement Service of the Commission for the Prevention of Money Laundering and coordinated the operation of the internal control body existing for that purpose at Bankinter. Within the Legal Affairs Division, the prevention of money laundering is organized as a separate area with in the Legal Affairs Division.

The Committee is periodically informed of the activities and projects carried out in the prevention area, as well as of new legislative developments and their impact on the Bank.

2. Regulatory Compliance

The Regulatory Compliance Unit – attached to Legal Services - reports regularly to the Audit and Compliance Committee on the planning of the legal communication obligations incumbent on Bankinter's Directors vis-à-vis the Company and the regulatory authorities as well as on the date, format and minimum information to be contained in the communications to be sent.

The Unit also reports to the Committee on its other activities, such as computerized records of securities, reports on separate areas, control of insider and confidential information, notification of relevant events, periods limiting or prohibiting transactions in the Bank's shares and other activities related to the duties of the Directors, the rules of conduct and the application of the Bankinter Group's internal regulations on conduct in the securities market, as well as on periodic updates of the list of executives affected by these internal regulations.

The Compliance Unit has its own internal website on the Bank's Intranet to support and aid the management of the application of the internal regulations on conduct in the securities market, the Code of Professional Ethics, and other internal rules of conduct governing certain areas. This information is available to the Audit Committee.

One of the most noteworthy events under this heading was the audit of the "Preparation, Announcement and Scrutiny of the General Meeting" conducted by Deloitte, S.L. in 2005, with a favourable outcome. The audit will be repeated for the 2006 General Meeting. The goal was to verify whether the Bank, in announcing and preparing for the General Meeting of Shareholders held on 21 April 2005, applied the procedures contained in the General Meeting Procedure Manual and also to verify the availability of information and file integrity following the General Meeting. The Manual is published on the Bank's corporate website.

3. Economic and financial information

The Audit Division presents its report verifying the Bankinter Group's consolidated income statement to the Audit Committee on a quarterly basis.

The presentation of this independent report and the Committee's approval of its conclusions are, in accordance with Bankinter's internal rules, a mandatory and binding formality, without which the Board of Directors cannot approve the quarterly, half-yearly or annual results.

The presentation consists of a report to the Committee on the process of preparation and verification of the results. The method involves reviewing the various captions in the income statement, in the CNMV-approved format, and verifying that the data therein are consistent with the Group's performance, and with the market, and analyzing the reasonableness of the methods used and of the most significant aggregates.

In all cases, the information contained in the Bankinter Group's income statement reflects adequately the Bankinter Group's accounting position.

Also in 2005, the implementation of IAS was monitored, analysing the impact of the new Circular 4/2004 on the activities and results of the Bankinter Group.

4. Annual Control Report of the external auditors

The recommendations and conclusions of the audit conducted by the Bank's external auditors is contained in the annual report submitted to the Board of Directors.

The Audit Committee considers and proposes to the Board of Directors (so that it can, in turn, refer this matter to the Shareholders' Meeting) the reappointment or, as the case may be, substitution and new appointment of the external auditors of the Bank and of the Group. The Committee also sets the general criteria applicable to the negotiation and terms and conditions of the audit contract.

5. The Committee's main relationships

1. *With the Shareholders' Meeting*

At the Annual Shareholders' Meeting, the Committee Chairman will present a summary of the Committee's Annual Report, in conformity with the latest corporate governance recommendations from the CNMV.. The Committee Chairman will also provide information at the Annual Shareholders' Meeting on any issues raised by the shareholders in matters falling within the competence of the Audit Committee, in accordance with the provisions of the law and of the Corporate Bylaws.

2. With the Board of Directors

At the beginning of each Board meeting, the Chairman of the Audit Committee presents a summary of the main business transacted at the last Audit Committee meeting and appearing in the minutes thereof. At an annual meeting of the Board of Directors sitting in plenary session, the external auditors present a summary of the Annual Control Report on the Group, which is submitted for debate by the directors.



3. With the Managing Director and Senior Management

The Managing Director attends Committee meetings whenever called for this purpose by the Committee Chairman. Other members of Senior Company Management may also attend Committee meetings, albeit exceptionally, when the matter calls for it in the opinion of the Committee Chairman or of a majority of the Committee members. As an exception, the Committee Secretary (acting in a nonvoting capacity) is the General Secretary and the Secretary of the Board of Directors (but not a Director) of Bankinter.

The Committee may meet at any time without the executive Directors or executives of the Bank, and it is good practice from a corporate governance standpoint for it to do so whenever the Committee Chairman sees fit.

To underline this independence of management, all the Committee members are non-executive Directors and most of them are also independent Directors. The Committee Chairman is the Deputy Chairman of the Board, who also is an independent Director.

4. With the internal Audit Division

The Head of the Audit Division is an ordinary speaker at Audit Committee meetings and reports regularly on the work performed in the various areas of the Audit Division.

The internal Audit Division also reports hierarchically to the Audit and Compliance Committee and periodic meetings are usually held between the Committee Chairman and the Head of the Audit Division and her main assistants. These meetings normally deal with the guidelines to be set for Audit Division planning, the review of financial statements, or any matter the relevance of which so requires.

5. With other areas of the Bank (General Secretary's Office, Compliance Unit, Institutional Control Unit, Financial Management, etc.)

The Compliance Unit reports regularly (at least once a year) to the Audit Committee on activities in its area, notwithstanding any extraordinary matters requiring a special meeting to be called or the involvement of the Head of the Unit in any scheduled meetings or meetings to present to the Committee, or report to it on, any requests or proposals to be submitted thereto by the Directors in accordance with the law and the Board Regulations and to be submitted through the Compliance Unit.

In accordance with the Board Regulations, the Audit Committee is the competent corporate body for hearing and resolving cases of conflicts of interest, related-party transactions and, generally, duties of disclosure to which the Directors are subject in compliance with their duties of fidelity and loyalty and with the rules of conduct in the securities market, in conformity with the Corporations Law and with the Securities Market Law. The Committee approves the granting, renewal or modification of the terms of credit to, and other forms of financing for, Directors.

The Compliance Unit is the area of the Bank with the power to assist the Audit Committee in the performance of its functions of supervision over the fiduciary duties of the Directors and to act as a liaison between the Directors, the Committee and the Board of Directors.

The Head of the Institutional Control Unit reports to the General Secretary's Office and attends at least one Committee meeting a year to report on activities in the Unit's area and on the Unit's main projects.

The Bank's Financial Management attends meetings of the Audit and Compliance Committee at which the quarterly verification of the income statement by the internal Audit Division is presented, as well as the annual meeting at which the Annual Control Report of the external auditors is presented.

Depending on the contents of the reports presented by the Audit Division at each meeting, the heads of the various Divisions, Areas, Departments and Services of the Bank and of the Group are called to attend, provided that this is requested by the Committee or it is deemed appropriate for the Committee's sound operation. The heads of the audited areas always have the right to make such submissions and observations as they see fit before the final internal audit reports are issued, and they can, and must, participate in the recommendation implementation process through the interactive database existing at the Bank for these purposes.

6. With the external auditors

The external auditors attend meetings of the Audit and Compliance Committee four times a year when the quarterly verification of the income statement by the internal Audit Division is presented, as well as the annual meeting at which the findings of the Annual Control Report prepared by the external auditors are presented, as mentioned.

The Committee reports beforehand on the proposed appointment, reappointment or removal of the external auditors.

6. 2005 AUDIT CONCLUSIONS

Annual Control Report issued by PriceWaterhouseCoopers

The Annual Control Report presented by the external auditors at the Audit Committee meeting held on March 15, 2005 referred to the unqualified opinion mentioned in the next paragraph and concluded that the overall internal control environment of Bankinter, S.A. and of the Bankinter Group was satisfactory.

Auditors' report on financial statements issued by PriceWaterhouseCoopers, S.L.

AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

To the shareholders of Bankinter, S.A.

We have audited the financial statements of Bankinter, S.A. which include the consolidated balance sheet as of December 31, 2005, the profit and loss account, the cash flow statement, the statement of change in net worth and the annual report covering the year ending as of that date, whose formulation is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements as a whole, based on the work performed according to generally accepted auditing standards, which require the examination, on the basis of selective tests of the evidence supporting the financial statements and the evaluation of their presentation, of the accounting standards applied and of the estimates made.

The enclosed financial statements for fiscal year 2005 are the first ones prepared by the company's directors applying the accounting standards contained in the Bank of Spain Circular 4/2004, which generally require the presentation of comparative information. In this regard, and pursuant to business law, the Directors present, for comparison purposes along with each of the items making up the balance sheet, the profit and loss account, the statement of change to net worth and the notes to the financial statements, besides the figures for 2005, those corresponding to the previous fiscal year obtained by applying the accounting standards contained in Circular 4/2004. Consequently, last year's figures differ from the contents of the approved financial statements for fiscal year 2004, which were formulated based on the accounting principles and standards in force at the time, as contained in Circular 4/1991. Note 2.d) of the enclosed notes to the financial statements details the differences in the net worth as of 1 January and 31 December 2004 and the company's results for fiscal year 2004 as a consequence of applying the contents of Circular 4/2004. Our opinion refers only the 2005 financial statements. Our auditors' report dated 17 March 2006 on the 2004 financial statements, formulated according to the accounting standards and principles in force at that time contained a favourable opinion.

In our opinion, the enclosed financial statements for 2005 express, in all material aspects, a true and fair view of the net worth and financial situation of Bankinter, S.A. as of 31 December 2005 and the results of its operations, the changes to its net worth and cash flows for the fiscal year ending on that date. Furthermore, they contain the required information, sufficient for their proper interpretation and comprehension, according to the accounting standards contained in Circular 4/2004 which are consistent with those used to prepare the financial statements for the previous year which have been included for comparison purposes.

The accompanying management report for fiscal year 2005 contains the explanations which the Directors consider appropriate about the situation of Bankinter, S.A., the evolution of its business and other matters, but it is not an integral part of the consolidated financial statements. We have checked that the information in the management report is consistent with that contained in the financial statements for fiscal year 2005. Our work as auditors was confined to checking the aforementioned report within the aforementioned scope and did not include a review of any information other than that drawn from the accounting records of the Company.

PricewaterhouseCoopers Auditores, S.L.

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders of Bankinter, S.A.

We have audited the consolidated financial statements of Bankinter, S.A. and its consolidated Group which include the consolidated balance sheet as of December 31, 2005, the consolidated profit and loss account, the consolidated cash flow statement, the consolidated statement of change in net worth and the consolidated annual report covering the year ending as of that date, whose formulation is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the consolidated financial statements as a whole, based on the work performed according to generally accepted auditing standards, which require the examination, on the basis of selective tests of the evidence supporting the consolidated financial statements and the evaluation of their presentation, of the accounting standards applied and of the estimates made.

The enclosed consolidated accounts for fiscal year 2005 are the first ones prepared by the company's directors applying the International Financial Reporting Standards adopted by the European Union (IFRS-EU), which generally require the presentation of comparative information. In this regard, and pursuant to business law, the Directors present, for comparison purposes along with each of the items making up the consolidated balance sheet, the consolidated profit and loss account, the consolidated statement of change to net worth and the consolidated notes to the financial statements, besides the figures for 2005, those corresponding to the previous fiscal year obtained by applying the IFRS-EU in force as of 31 December 2005. Consequently, last year's figures differ from the contents of the approved consolidated financial statements which were formulated based on the accounting principles and standards in force at the time. Note 2.e) of the notes to the consolidated financial statements details the differences in the consolidated net worth as of 1 January and 31 December 2004 and the Group's consolidated results for fiscal year 2004. Our opinion refers only the consolidated 2005 financial statements. Our opinion refers only the consolidated 2005 financial statements. Our auditors' report dated 17 March 2004 on the 2004 consolidated financial statements, formulated according to the accounting standards and principles in force at that time contained a favourable opinion.

In our opinion, the enclosed consolidated financial statements for 2005 express, in all material aspects, a true and fair view of the consolidated net worth and financial situation of Bankinter, S.A. and its consolidated Group as of 31 December 2005 and the consolidated results of its operations, the changes to its consolidated net worth and consolidated cash flows for the fiscal year ending on that date. Furthermore, they contain the required information, sufficient for their proper interpretation and comprehension, according to the International Financial Reporting Standards adopted by the European Union which are consistent with those used to prepare the consolidated financial statements for the previous year which have been included for comparison purposes.

The accompanying management report for fiscal year 2005 contains the explanations which the Directors consider appropriate about the situation of Bankinter, S.A. and its consolidated Group, the evolution of its business and other matters, but it is not an integral part of the consolidated financial statements. We have checked that the information in the management report is consistent with that contained in the consolidated financial statements for fiscal year 2005. Our work as auditors was confined to checking the aforementioned consolidated report within the aforementioned scope and did not include a review of any information other than that drawn from the accounting records of the Company and its consolidated Group.

PricewaterhouseCoopers Auditores, S.L.

7. PLANS FOR 2006

The Audit Committee plans to hold at least ten meetings during 2006, with a similar structure and methodology to those used in 2005. The dates and contents of the different meetings of the Committee have already been established by the Committee.

In planning the activities in the Audit area for 2006, particular attention will be paid to risk audits in the SME segment, and onsite branch network audits will continue to be performed.

Various specialized and technical audits will also be performed both in the Treasury and Capital Markets area and in the Information Systems area, pursuant to specific plans for this purpose.

In connection with remote audits, a project will be started to overhaul the existing platform and include the control and monitoring of new risks, as well as facilitate internal reporting.

A new system will be developed for managing audit report and the recommendations made to the different areas in order to facilitate compliance with the recommendations by the Bank's different areas and departments and also to facilitate recommendation tracking.

The verification of the credit risk statistical models implemented as a result of the Basel II accords and the verification process currently underway following the guidelines issued by the Bank of Spain will also continue to be a priority next year.

The Audit Committee has decided to perform a compliance audit in 2006 of the processing, security, integrity and consistency of data, and of the processes associated with the Shareholders' Meeting, as well as an independent audit of the votes cast by the shareholders.

calle Oquendo 23
28006 Madrid

T 91 745 85 00 F 91 561 42 75
www.spencerstuart.com

SpencerStuart

February 10th, 2006

Bankinter, S.A.
Paseo de la Castellana, 29
28046 Madrid

To the Board of Directors

We hereby confirm that, at the request of the Board of Directors of Bankinter, we have carried out the following professional work:

- Self-appraisal of the Board of Directors.
- Appraisal of the Chairman of the Board of Directors.
- Appraisal of the Managing Director.
- Appraisal of the Chairmen of the Audit Committee and of the Compensation and Nominations Committee.
- Individual appraisals of the Board Members.

Since in previous years an appraisal had already been made, in carrying out our work this year, we have included an analysis of the evolution of those aspects of our previous reports which had been pointed out as "areas for improvement".

Our work was carried out during the past months of November and December 2005.

The final report was presented to the Board of Directors during the meeting that took place on December 14th, 2005.

Sincerely,

Ignacio Gil-Casares
Senior Director

Luis Ferrándiz
Senior Director

r's 2005 Annual Report is available on CD-Rom.
a copy please contact Bankinter's External Communications Department
st it through an e-mail to: comunicacion@bankinter.es
f Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Annual Report.

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BANKINTER
Paseo de la Castellana, 29
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SWIFT: BKBK ES MM

BANKINTER
www.ebankinter.com




06

1st Quarter March *06*

FINANCIAL SUMMARY


BANKINTER
www.ebankinter.com



1. Financial highlights

Thousands of euros

	03/31/2006	03/31/2005	Variation Amount	%
BALANCE SHEET				
Total assets	40,171,387	33,718,429	6,452,958	19.14
Credit facilities and loans	27,359,195	21,230,530	6,128,665	28.87
Credit facilities and loans ex-securitization	30,495,377	24,932,833	5,562,544	22.31
Customer funds	28,220,752	21,723,086	6,497,666	29.91
Off-balance-sheet managed funds	11,658,654	9,796,667	1,861,987	19.01
EARNINGS				
Net interest income	109,717	105,211	4,506	4.28
Basic income	196,634	162,997	33,637	20.64
Net operating income	101,812	83,386	18,426	22.10
Income before taxes	92,369	71,122	21,247	29.87
Net income attributed to the Group	66,441	49,444	16,997	34.38
RATIOS				
Nonperforming loans/ total risk expos. ex-securit.	0.22	0.31	-0.09	-28.75
Recorded allowance/nonperforming loans	619.24	441.23	178.01	40.34
Efficiency ratio	47.46	47.56	-0.11	-0.23
ROE	19.70	16.19	3.51	21.70
ROA	0.65	0.61	0.04	6.37
Capital ratios	10.40	12.19	-1.79	-14.68
Tier 1 capital	7.24	8.57	-1.33	-15.52
BANKINTER SHARES				
Number of shares	78,258,467	77,379,815	878,652	1.14
Closing price	57.00	39.94	17.06	42.71
EPS. Earnings per share (euros)	0.86	0.65	0.21	32.31
DPS. Dividend per share (euros)	0.31	0.28	0.03	10.71
BRANCHES AND CENTERS				
Number of branches	322	309	13	4.21
Commercial management centers				
Company Business Units	47	41	6	14.63
Small Businesses	113	59	54	91.53
Number of Private Banking Management Centers	39	36	3	8.33
Corporate Partnerships	505	473	32	6.77
Number of agents	1,000	1,031	-31	-3.01
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,820	3,356	464	13.63



2. Introduction

At the end of the first quarter of 2006, the Bankinter Group's profit amounted to EUR 66.4 million, which represents a 34.38% increase in net profit with respect to the same period last year. This upward trend in earnings was boosted by increases in the business indicators –customer funds grew by 29.91%, off-balance-sheet managed funds by 19.01%, and ex-securitisation customer loans by 22.31%. At the same time, the Group reported an excellent non-performing loan ratio of 0.22% and a ratio of the recorded allowance to nonperforming loans of 619%.

Particularly worthy of note in the customer business were, once again, the segments on which the Bank has focused its efforts for the last couple of years, especially the SME segment, where profit after tax grew by 32.53%, a particularly significant figure if we take into account the ongoing investments made to equip new branches specializing in this type of customer (113 branches at the end of the quarter, up from 59 in the first quarter of 2005). Also noteworthy was the performance of Corporate Banking, where profit after tax grew by 18.37%.

Similarly, there was a sizeable increase in the number of the Bank's employees, which at the end of the first quarter totalled 3,820, up 13.83% on the year-ago period.

Once again, quarterly growth was supported, inter alia, by service quality, which continues to be one of Bankinter's main strengths. Accordingly, the Bank's Net Satisfaction Index (ISN) was 77.98, i.e. 6.89 points above the market average.

As for business ratios, noteworthy was the ex-securitisation non-performing loan ratio, which fell to 0.22%. ROE increased to 19.70%, as compared with 16.19% at the end of the first quarter in 2005, ROA stood at 0.65%, and the efficiency ratio was 47.46%.

MARGINS AND EARNINGS

Growth was also reported in all the main aggregates in Bankinter's balance sheet. Total assets grew by 19.14%, to EUR 40,171 million, and on- and off-balance-sheet customer funds amounted to EUR 39,879 million at 31 March, up 26.52%, with noteworthy increases in mutual funds and pension funds, which climbed 20.35% and 24.36%, respectively. Particularly worthy of note were the Bank's credit facilities and loans, which amounted to EUR 27,359 million, up 28.87% with respect to the same period in 2005.

Bankinter's income statement for the quarter ended 31 March 2006, showed increases in all the main margins: net interest income (up 4.28%); gross income (up 20.64%); and net operating income (up 22.10%). Profit before tax totalled EUR 92.37 million at the end of the quarter, an increase of 29.87%.

A highlight of the income statement for the first quarter is the good performance of fees and commissions, which increased by 14.40% with respect to the same period in 2005. This was due largely to the increase in services provided, such as securities trading, and the marketing of products including mutual funds, pensions and insurance. Particular mention should be made of the contribution to the Bankinter Group's accounts by the insurance business. Bankinter Seguros de Vida contributed EUR 5.1 million to profit before tax and Línea Directa Aseguradora contributed EUR 7.01 million which, taken together, represents a 12.02% increase on the first quarter in 2005.

It should be noted that in this quarter the Bankinter Group sold a 2.51% ownership interest in the share capital of Empresa Nacional de Celulosa, S.A. (ENCE), which gave rise to a pre-tax gain of EUR 7.9 million, and this amount is recognised under "Gains/Losses on Financial Assets and Liabilities" in the income statement. The sale of the Bank's other 2.51% ownership interest in ENCE took place on 3 April 2006, and, accordingly, relates to the second quarter.

Bankinter maintains excellent solvency ratios thanks to its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country risk. Non-performing loans amounted to EUR 72.97 million, equivalent to 0.22% of the Bank's computable risk assets, considerably lower than in the first quarter of 2005 (0.31%). The ratio of the recorded allowance to non-performing loans was 619.24%. The general-purpose loan loss provisions increased by 22.2% to EUR 13.1 million due to the growth in lending.

Lastly, earnings per share stood at EUR 0.86, up 32.31% on the year-ago period. Also, the Bankinter share price showed spectacular growth in this period, soaring from EUR 39.94 at the end of the first quarter in 2005 to EUR 57 at 31 March 2006, which represents an increase of 42.71%.

On 1 April 2006, Bankinter paid the fourth 2005 interim dividend of EUR 0.3144 per share, an increase of 12% with respect to the corresponding dividend paid in the preceding year.



3. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments



85
83
81
80
79
78
77
76
Mar 05
Jun
Sep
Dec
Mar 06
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel



83
81
79
77
75
73
Mar 05
Jun
Sep
Dec
Mar 06
Virtual Banking
Agent Network
Branch Network
Internet Office
Telephone Branch

4. Customer activity

Bankinter's multichannel strategy is an accurate reflection of customer activity. Accordingly, 67% of its customers interact with the Bank via more than one channel, which evidences that the costumers opt to use the most efficient modus operandi at any given time.

The total number of transactions rose by 28% with respect to the same period in 2005, with significant increases in all the main channels. The historical trend in transactions continues to reflect the increasing predominance of the remote channels (67% of all transactions), most notably the Internet, which accounted for over 155 million transactions this quarter (53.42% of the total).

All the Bank's segments and networks maintained the good Net Satisfaction Index (ISN) scores achieved in the previous quarter, which demonstrates that customers are pleased with the quality of service they receive. As from this quarter, we will disclose the level of quality perceived by Bankinter's foreign customers; in this period, they awarded the Bank a score of 83.45 points in the Net Satisfaction Index, which borders on excellence.

Cross-selling increased this quarter, to 6.43 products per customer, and the abandonment rate fell to 4.94% at 31 March.

Evolution of transactions by channel (%)


Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network
Percentage of transactions
100
80
60
40
20
0
53%
40%
33%
2000
2001
2002
2003
2004
2005
1Q 2006




Use of channels
27%
33%
40%
1 Channel
2 Channels
3 Channels


Products by customer
6.4
6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
Numbers of products
6.32
6.43
Mar 05
Jun
Sep
Dec
Mar 06
Abandonment rate
7
6
5
4
% Annual Rate
5.32
4.94
Mar 05
Jun
Sep
Dec
Mar 06



5. Balance sheet

Thousands of euros

	03/31/2006	12/31/2005	Var. 03/31/06 - 12/31/05 Amount	%	03/31/05	Var. 03/31/06 - 03/31/05 Amount	%
ASSETS							
Cash on hand and on deposits at central banks	175,167	435,916	-260,749	-59.82	257,880	-82,713	-32.07
Trading portfolio	3,731,873	4,634,402	-902,529	-19.47	2,756,620	975,253	35.38
Available for sale portfolio	3,735,785	3,781,581	-45,796	-1.21	5,155,647	-1,419,862	-27.54
Loans	31,730,439	30,484,777	1,245,662	4.09	24,206,593	7,523,846	31.08
Due from banks	4,063,244	4,205,236	-141,992	-3.38	2,627,901	1,435,343	54.62
Customer loans	27,359,195	26,139,388	1,219,807	4.67	21,230,530	6,128,665	28.87
Other assets	308,000	140,153	167,847	119.76	348,162	-40,162	-11.54
Investment portfolio held to maturity	0	448,292	-448,292	-100.00	445,021	-445,021	-100.00
Hedge derivatives and macro-derivatives	71,923	78,564	-6,641	-8.45	74,328	-2,405	-3.24
Other assets available for sale	3,789	3,827	-38	-0.99	4,087	-298	-7.29
Affiliates	83,814	79,396	4,418	5.56	70,727	13,088	18.50
Intangible assets	327,064	326,519	545	0.17	316,237	10,827	3.42
Accrual accounts	311,533	512,736	-201,203	-39.24	431,289	-119,756	-27.77
TOTAL ASSETS	**40,171,387**	**40,786,010**	**-614,623**	**-1.51**	**33,718,429**	**6,452,958**	**19.14**
EQUITIES AND LIABILITIES							
LIABILITIES							
Trading portfolio	2,578,595	3,357,286	-778,691	-23.19	1,767,427	811,168	45.90
Financial liabilities at amortized costs	34,735,589	34,570,204	165,385	0.48	29,172,144	5,563,445	19.07
Due to banks	5,301,990	6,292,887	-990,897	-15.75	6,158,325	-856,335	-13.91
Customer deposits	16,446,774	15,490,497	956,277	6.17	14,135,643	2,311,131	16.35
Marketable debt securities	11,773,978	11,986,462	-212,484	-1.77	7,587,443	4,186,535	55.18
Subordinated debt	450,727	382,021	68,706	17.98	381,375	69,352	18.18
Other liabilities	762,120	418,337	343,783	82.18	909,358	-147,238	-16.19
Hedge derivatives and macro-derivatives	10,799	47,892	-37,093	-77.45	40,753	-29,954	-73.50
Write-offs and provisions	754,959	785,418	-30,459	-3.88	837,375	-82,416	-9.84
Accrual accounts	263,788	229,773	34,015	14.80	184,905	78,883	42.66
Capital with nature of financial liabilities	347,302	347,606	-304	-0.09	348,534	-1,232	-0.35
LIABILITIES	**38,691,032**	**39,338,179**	**-647,147**	**-1.65**	**32,351,138**	**6,339,894**	**19.60**
EQUITY							
Equity adjustments due to valuation	44,639	62,238	-17,599	-28.28	70,823	-26,184	-36.97
Equity	1,435,716	1,385,593	50,123	3.62	1,296,468	139,248	10.74
TOTAL EQUITY	**1,480,355**	**1,447,831**	**32,524**	**2.25**	**1,367,291**	**113,064**	**8.27**
TOTAL EQUITY AND LIABILITIES	**40,171,387**	**40,786,010**	**-614,623**	**-1.51**	**33,718,429**	**6,452,958**	**19.14**



6. Customer funds and lending

Thousands of euros

	03/31/2006	03/31/2005	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	**16,446,774**	**14,135,643**	**2,311,131**	**16.35**
Government entities	612,461	173,335	439,126	253.34
Residents	15,410,930	13,536,627	1,874,303	13.85
Demand deposits	7,380,607	6,524,527	856,080	13.12
Savings deposits	102,589	101,658	931	0.92
Time deposits	3,174,422	2,598,081	576,341	22.18
Securities sold under repurchase agreement	4,753,313	4,312,361	440,952	10.23
Nonresidents	356,510	357,591	-1,081	-0.30
Adjustments due to valuation	66,872	68,090	-1,218	-1.79
Marketable debt securities	11,773,978	7,587,443	4,186,535	55.18
Total	**28,220,752**	**21,723,086**	**6,497,666**	**29.91**
Off-balance-sheet managed funds	**11,658,654**	**9,796,667**	**1,861,987**	**19.01**
of wich:				
Mutual funds	9,220,111	7,661,313	1,558,798	20.35
Pension funds	913,871	734,868	179,003	24.36
CREDIT FACILITIES AND LOANS				
Loans to government entities	24,767	17,931	6,836	38.12
Loans to resident borrowers	26,781,475	21,043,749	5,737,726	27.27
Commercial bills	1,462,780	1,222,021	240,759	19.70
Secured loans	19,256,686	15,154,641	4,102,045	27.07
Lease receivables	959,792	679,831	279,961	41.18
Other loans	5,102,217	3,987,256	1,114,961	27.96
Nonresident borrowers	888,308	440,743	447,565	101.55
Nonperforming loans	70,909	82,777	-11,868	-14.34
Subtotal	**27,765,459**	**21,585,200**	**6,180,259**	**28.63**
Loan loss allowance (excl. off-balance-sheet risks)	426,885	349,118	77,767	22.28
Other adjustements due to valuation	20,621	-5,552	26,173	-471.42
Total	**27,359,195**	**21,230,530**	**6,128,665**	**28.87**
Total ex-securitization	**30,495,377**	**24,932,833**	**5,562,544**	**22.31**

7. Analysis of credit risk



Thousands of euros

	03/31/2006	03/31/2005	Variation Amount	Variation %
Risk exposure ex securitization	33,035,625	27,096,693	5,938,932	21.92
Total nonperforming balance	72,976	84,005	-11,029	-13.13
Total allowances	451,895	370,658	81,238	21.92
Mandatory allowances	451,895	370,658	81,238	21.92
Generic	425,553	347,151	78,401	22.58
Specific	26,343	23,506	2,836	12.07
% Nonperforming loans/Total risk exposure (ex securitization)	0.22	0.31	-0.09	-28.75
% Nonperforming loans/Total risk exposure	0.24	0.36	-0.12	-33.33
% Nonperforming mortgages/Total mortgages	0.12	0.24	-0.12	-48.45
% Recorded alowance/Nonperforming loans	619.24	441.23	178.01	40.34
% Recorded alowance/unsecured nonperforming	476.85	343.41	133.44	38.86



Nonperforming loans and allowances



500
450
400
350
300
250
200
150
100
50
Millions of euros
370.66
451.90
84.01
72.98
Mar 05
Jun
Sep
Dec
Mar 06
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



620
590
560
530
500
470
440
%
441.23
619.24
Mar 05
Jun
Sep
Dec
Mar 06

8. Comparative income statements

Thousands of euros

	2006		2005		Variation	
	Amount	% s/ATM	Amount	% s/ATM	Amount	%
Interest revenue	306,559	3.00	243,353	3.00	63,206	25.97
Interest expense	-201,390	-1.97	-141,651	-1.75	-59,739	42.17
Interests on preference shares	-2,045	-0.02	-1,773	-0.02	-272	15.34
Revenue from equity portfolio	4,548	0.04	3,509	0.04	1,039	29.61
NET INTEREST INCOME	**109,717**	**1.07**	**105,211**	**1.30**	**4,506**	**4.28**
Equity accounting	6,083	0.06	5,331	0.07	752	14.11
Fees and commissions	51,975	0.51	45,433	0.56	6,542	14.40
Insurance activity	-672	-0.01	43	0.00	-715	-1,662.79
Trading income	29,531	0.29	6,979	0.09	22,552	323.13
ORDINARY INCOME	**196,634**	**1.92**	**162,997**	**2.01**	**33,637**	**20.64**
Personnel expenses	-52,298	-0.51	-44,571	-0.55	-7,727	17.34
General and administrative costs	-41,016	-0.40	-32,958	-0.41	-8,058	24.45
Depreciation and writte-downs	-5,225	-0.05	-4,927	-0.06	-298	6.05
Depreciation and writte-downs	3,717	0.04	2,845	0.04	872	30.65
OPERATING INCOME	**101,812**	**1.00**	**83,386**	**1.03**	**18,426**	**22.10**
Asset losses	-15,627	-0.15	-12,458	-0.15	-3,169	25.44
Provisions	6,003	0.06	-177	0.00	6,180	-3,491.53
Other results	181	0.00	371	0.00	-190	-51.21
INCOME BEFORE TAXES	**92,369**	**0.90**	**71,122**	**0.88**	**21,247**	**29.87**
Corporate income tax	-25,928	-0.25	-21,678	-0.27	-4,250	19.60
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**66,441**	**0.65**	**49,444**	**0.61**	**16,997**	**34.38**


Income attributed to the Group
Millions of euros
70
65
60
55
50
45
40
49.44
66.44
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

9. Quarterly statements of income

Thousands of euros

	2006	Variation		2005			
	1st Q	1Q06/1Q05	1Q06/4Q05	4th Q	3rd Q	2nd Q	1st Q
Interest revenue	306,559	25.97	5.59	290,337	280,691	262,234	243,353
Interest expense	-201,390	42.17	9.34	-184,187	-170,620	-159,198	-141,651
Interests on preference shares	-2,045	15.34	10.78	-1,846	-1,846	-1,790	-1,773
Revenue from equity portfolio	4,548	29.61	121.64	2,052	1,449	2,298	3,509
NET INTEREST INCOME	**109,717**	**4.28**	**1.40**	**108,202**	**111,520**	**105,334**	**105,211**
Equity accounting	6,083	14.11	-11.94	6,908	6,629	5,777	5,331
Fees and commissions	51,975	14.40	4.71	49,636	47,519	47,111	45,433
Insurance activity	-672	-1,662.79	-27.82	-931	557	256	43
Trading income	29,531	323.14	-13.41	34,104	12,507	13,728	6,979
ORDINARY INCOME	**196,634**	**20.64**	**-0.65**	**197,919**	**178,732**	**172,206**	**162,997**
Personnel expenses	-52,298	17.34	1.06	-51,751	-47,788	-48,288	-44,571
General and administrative costs	-41,016	24.45	-21.57	-52,296	-37,105	-38,344	-32,958
Depreciation and writte-downs	-5,225	6.05	-8.19	-5,691	-5,307	-5,106	-4,927
Other operating items	3,717	30.65	-4.89	3,908	3,165	3,943	2,845
OPERATING INCOME	**101,812**	**22.10**	**10.56**	**92,089**	**91,697**	**84,411**	**83,386**
Asset losses	-15,627	25.44	-47.27	-29,637	-13,796	-24,252	-12,458
Provisions	6,003	-3,491.53	1,787.74	318	-5,051	-2,125	-177
Other results	181	-51.21	-77.32	798	37	-166	371
INCOME BEFORE TAXES	**92,369**	**29.87**	**45.31**	**63,568**	**72,887**	**57,868**	**71,122**
Corporate income tax	-25,928	19.60	49.65	-17,325	-21,546	-17,194	-21,678
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**66,441**	**34.38**	**43.68**	**46,243**	**51,341**	**40,674**	**49,444**

Basic income


200
190
180
170
160
Millions of euros
163.00
196.63
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Net operating income


110
100
90
80
Millions of euros
83.38
101.81
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006



10. Fees

Thousands of euros

	03/31/2006	03/31/2005	Variation Amount	Variation %
FEES PAID				
Fees paid to other banks	4,241	3,789	452	11.93
Fees paid to agents. virtual banking	12,744	8,875	3,869	43.59
Total fees paid	**16,985**	**12,664**	**4,321**	**34.12**
FEES RECEIVED				
Guarantee and L/C	3,937	3,550	387	10.90
Foreign exchange	2,001	1,895	106	5.59
Payment and collection services	17,623	15,761	1,862	11.81
Comercial bills	3,971	3,415	556	16.28
Sight accounts	2,377	2,224	153	6.88
Debit and credit cards	9,059	8,378	681	8.13
Checks	450	457	-7	-1.53
Payment orders	1,766	1,287	479	37.22
Brokerage services	10,677	8,014	2,663	33.23
Underwritting and management fees	1,007	57	950	1,666.67
Buy/sell orders	4,586	3,434	1,152	33.55
Custody and administration	5,084	4,523	561	12.40
Non-banking financial products	24,577	20,535	4,042	19.68
Mutual funds	20,069	16,802	3,266	19.44
Pension funds	3,093	2,480	613	24.72
Insurance	1,415	1,253	162	12.93
Other fees	10,145	8,342	1,803	21.61
Total fees received	**68,960**	**58,097**	**10,863**	**18.70**
FEES AND COMMISSIONS NET	**51,975**	**45,433**	**6,542**	**14.40**



11. Yields and costs



Data in %

	03/31/2006		03/31/2005	
	weighting	**rate**	**weighting**	**rate**
Cash on hand and on deposit at central bank	0.88	1.74	0.96	1.45
Due from banks	10.03	2.20	8.10	1.81
Credit facilities and loans (a)	63.85	3.39	62.86	3.30
Securities	17.45	3.21	22.69	3.12
Equity portfolio	0.99	4.48	1.46	2.98
Average earnings assets (b)	**93.20**	**3.26**	**96.07**	**3.17**
Other assets	6.80		3.93	
AVERAGE TOTAL ASSETS	**100.00**	**3.04**	**100.00**	**3.05**
Due to central banks	0.37	2.41	1.17	2.11
Due to banks	20.34	2.58	21.28	2.29
Other market transactions	0.46	2.10	0.81	1.39
Customer funds (c)	65.95	2.01	63.93	1.66
Customer deposits	38.03	1.59	42.31	1.38
Marketable debt securities	27.92	2.59	21.62	2.21
Subordinated liabilities	0.94	4.34	1.18	4.29
Capital with nature of financial liabilities	0.84	2.39	1.05	2.08
Average interest bearing funds (d)	**88.90**	**2.21**	**89.43**	**1.96**
Other liabilities	11.10		10.57	
AVERAGE TOTAL FUNDS	**100.00**	**1.97**	**100.00**	**1.75**
Customer spread (a-c)		**1.38**		**1.65**
Net interest margin (b-d)		**1.05**		**1.22**

12. Quarterly yields and costs

Data in %

	1Q06		4Q05		3Q05		2Q05		1Q05	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
Cash on hand and on deposit at central bank	0.88	1.74	0.88	1.36	0.94	1.51	0.95	1.49	0.96	1.45
Due from banks	10.03	2.20	8.98	2.00	8.33	1.69	8.87	1.77	8.10	1.81
Credit facilities and loans (a)	63.85	3.39	63.06	3.22	61.41	3.22	61.26	3.26	62.86	3.30
Securities	17.45	3.21	19.96	3.12	24.01	2.98	22.86	3.07	22.69	3.12
Equity portfolio	0.99	4.48	1.43	1.42	1.41	1.06	1.53	1.67	1.46	2.98
Average earnings assets (b)	**93.20**	**3.26**	**94.31**	**3.09**	**96.10**	**3.03**	**95.47**	**3.09**	**96.07**	**3.17**
Other assets	6.80		5.69		3.90		4.53		3.93	
AVERAGE TOTAL ASSETS	**100.00**	**3.04**	**100.00**	**2.91**	**100.00**	**2.91**	**100.00**	**2.95**	**100.00**	**3.05**
Due to central banks	0.37	2.41	1.57	2.12	3.67	2.10	0.95	2.09	1.17	2.11
Due to banks	20.34	2.58	23.09	2.35	25.31	2.23	23.86	2.25	21.28	2.29
Money market transactions through counterparties	0.46	2.10	0.36	0.00	0.21	0.52	0.43	1.92	0.81	1.39
Customer funds (c)	65.95	2.01	63.48	1.77	58.70	1.66	61.86	1.69	63.93	1.66
Customer deposits	38.03	1.59	38.41	1.41	39.85	1.39	40.48	1.40	42.31	1.38
Repos	27.92	2.59	25.08	2.32	18.84	2.25	21.37	2.24	21.62	2.21
Subordinated liabilities	0.94	4.34	0.97	4.04	1.01	4.20	1.14	4.01	1.18	4.29
Capital with nature of financial liabilities	0.84	2.39	0.87	2.11	0.91	2.10	0.97	2.06	1.05	2.08
Average interest bearing funds (d)	**88.90**	**2.21**	**90.35**	**2.03**	**89.80**	**1.96**	**89.20**	**1.99**	**89.43**	**1.96**
Other liabilities	11.10		9.65		10.80		10.80		10.57	
AVERAGE TOTAL FUNDS	**100.00**	**1.97**	**100.00**	**1.83**	**100.60**	**1.76**	**100.00**	**1.77**	**100.00**	**1.75**
Customer spread (a-c)		**1.38**		**1.45**		**1.56**		**1.57**		**1.65**
Net interest margin (b-d)		**1.05**		**1.06**		**1.07**		**1.10**		**1.22**

Evolution Customer spread


1.65
1.65
1.60
1.55
1.50
1.45
1.40
1.35
1.38
Annualize Quarterly rate
Mar 05
Jun
Sep
Dec
Mar 06

Return on lending and Cost of customer funds


4
3
2
1
3.30
3.39
2.01
1.66
Annualize Quarterly rate
Mar 05
Jun
Sep
Dec
Mar 06
Cost of customer funds
Return on lending

13. Contribution by business area

Thousands of euros

	03/31/2006	03/31/2005	Variation Amount	%
Customers business divisions	55,343	46,348	8,995	19.41
Personal Finance	5,284	4,805	479	9.97
Private Banking	9,088	7,988	1,100	13.77
Corporate Banking	12,692	10,722	1,970	18.37
Individuals	19,315	16,001	3,314	20.71
Small and Medium Companies	7,619	5,749	1,870	32.53
Non-Residents	1,345	1,083	262	24.19
Capital Markets	11,154	5,485	5,669	103.35
Other businesses	10,241	3,742	6,499	173.68
General allowances	-9,427	-7,455	-1,972	26.45
Corporate Center	-870	1,324	-2,194	-165.71
INCOME AFTER TAXES ATTRIB. TO THE GROUP	**66,441**	**49,444**	**16,997**	**34.38**
Pro-memoria:				
Asset management fees	21,531	18,884	2,648	14.02



14. Shareholders' equity and rating

Thousands of euros

	31/03/2006	31/03/2005	Variation Amount	Variation %
Paid-in capital and reserver	1,440,569	1,301,083	139,486	10.72%
Minority interest	343,165	343,164	1	0.00%
Revaluation reserve	-129,767	-130,897	1,129	-0.86%
Treasury stock	-37,676	-29,357	-8,319	28.34%
Intangible assets	-52,422	-36,083	-16,339	45.28%
Tier 1	**1,563,869**	**1,447,911**	**115,958**	**8.01%**
Revaluation reserve	129,767	130,897	-1,129	-0.86%
General allowances	364,187	304,351	59,836	19.66%
Subordinated debt financing	270,063	211,091	58,972	27.94%
Recorded general loan loss allowance	-81,432	-35,528	-45,905	129.21%
Tier 2	**682,585**	**610,811**	**71,774**	**11.75%**
Total Equity	**2,246,454**	**2,058,721**	**187,732**	**9.12%**
Risk-weighted assets	**21,605,055**	**16,887,291**	**4,717,764**	**27.94%**
Tier 1 (%)	**7.24**	**8.57**	**-1.33**	**-15.52%**
Tier 2 (%)	**3.16**	**3.62**	**-0.46**	**-12.71%**
Capital ratio (%)	**10.40**	**12.19**	**-1.79**	**-14.68%**
Excess	**518,049**	**707,738**	**-189,689**	**-26.80%**

Ratings

	Short Term	Long Term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+



15. Variation in net worth



Thousands of euros

	2006	2005
BALANCE AT JANUARY 1	**1,447,831**	**1,319,542**
Dividends	-24,315	-21,461
Capital increase	10,350	15,422
Reserve - available-for-sale	-17,599	3,126
Income for the year	66,441	49,444
Other variations	-2,353	1,219
BALANCE AT MARCH 31	**1,480,355**	**1,367,291**

16. Cash flow statement

Thousands of euros

	2006	2005
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	**435,916**	**170,761**
Net cash flow - operating activities	-305,403	21,949
Net cash flow - investments	-5,525	-5,234
Net cash flow - investments	50,179	70,404
CASH AND CASH EQUIVALENTS BALANCE AT MARCH 31	**175,167**	**257,880**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	—0.86
Diluted earnings per share	0.83
Dividend per share	0.31
Book value per share	18.14
Price at beginning of year	46.87
Low	46.23
High	58.90
Closing price	57.00
Appreciation in last quarter (%)	21.61
Appreciation in last 12 months (%)	42.71

Stock market ration	
Price/Book value (times)	3.14
PER (price/earnings. times)	16.36
Dividend yield (%)	2.11
Number of shareholders	92,290
Number of shares	78,258,467
Number of shares held by nonresidents	14,342,047
Average daily trading (number of shares)	335,505
Average daily trading (thousands of euros)	17,725

Variations in earnings and dividend per share


0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
Millions of euros
0.65
0.86
0.28
0.31
Mar 05
Jun
Sep
Dec
Mar 06
EPS
DPS

Bankinter's market capitalization trend


4,500
4,000
3,500
3,000
Millions of euros
4,460.73
3,090.55
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006



18. People



	03/31/2006	03/31/2005	Variation Amount	Variation %
Number of employees (*)	3,820	3,356	464.00	13.83
Average length of service of employees (in years)	10.29	10.43	-0.14	-1.34
Average age (in years)	36.49	36.87	-0.38	-1.03
Detached by sexes				
Men (%)	54.55	55.04	-0.49	-0.88
Woman (%)	45.45	44.96	0.49	1.08
Internal job rotation (%)	33.43	29.39	4.04	13.75
External turnover (%)	7.46	7.37	0.09	1.22
Empl. with university degrees and postgraduate studies (%)	71.28	67.69	3.59	5.31

(*) Full-time equivalent

19. Quarterly events

SOCIAL ACTION

• Bankinter's initiatives to facilitate financial activity among the disabled received the distinction this quarter of the 2006 "Empresa y Sociedad" prize for the "Best Social Action Supported by Products and Services"; these awards, currently in their 5th edition, were presided over by their Royal Highnesses the Prince and Princess of Asturias.
The jury of these awards made special mention of the work carried out by Bankinter as part of its "Accessible Bankinter" plan, which has been the focus of the Bank's latest social action initiatives and is intended to bring universal accessibility to all its banking channels and platforms, both over-the-counter and remote.
The "Empresa y Sociedad" awards, the most prestigious in Spain in the field of social action at private companies, are aimed at companies, savings banks, associations, federations and confederations of entrepreneurs that implement programmes in favour of the underprivileged.

• Also worthy of note in this period was the opening of Bankinter's first fully accessible branch in collaboration with Fundación ONCE.
This branch, which is located in one of the Fundación's buildings (calle Rufino González 42-44, Madrid), was designed on the basis of a global conception of maximum accessibility that embraces all considerations (purpose-equipped spaces, furniture, technological infrastructure, customer service personnel, etc.) and, accordingly, complies with all the requirements to ensure that individuals with visual, hearing or physical disabilities do not encounter any obstacles or difficulties when performing bank transactions.

GOOD GOVERNANCE

• In relation to the 2006 Annual General Meeting, Bankinter adopted a series of innovative measures as part of the policy to increase transparency vis-à-vis shareholders and the markets and to implement corporate governance best practices.
Once again this year the Entity equipped all its channels, including the Internet and wireless telephony, to enable shareholders to exercise their right to vote in the most comfortable, time-efficient and effective way. The novelty is that, for the first time, Bankinter shareholders can use their wireless telephones to vote (in person or by proxy) on each individual resolution on the agenda; previously this channel could only be used to submit a single vote on the agenda as a whole. This entire process, and the related vote count, is reviewed by an external auditor, whose report is published on Bankinter's corporate website.
It should also be noted that the following documentation is made available to all shareholders on the Bank's corporate website and on the website of the Spanish National Securities Market Commission (CNMV) at least one month before the Annual General Meeting: the full text of the proposed resolutions of the Annual General Meeting, the Board of Directors Regulations, the Annual General Meeting Regulations, the Annual Corporate Governance Report, the Annual Audit Committee Report and, for the first time, the Annual Corporate Social Responsibility Report.

• Bankinter received a special mention in the 2nd edition of the "Company with the Best Corporate Governance and Information Transparency Practices" awards organised by Fundación de Estudios Financieros and the Recoletos Group. This is one of the most prestigious awards in the business world, in which an independent jury analyses the efforts made by all the companies listed on the IBEX 35 to promote good governance. As was the case last year, the jury comprised major figures from corporate and academic circles, including several renowned experts in corporate governance.

• Additionally, Bankinter ranked second among the IBEX 35 companies in the good governance study carried out by Consultores de Gobierno Corporativo (CGC). For the purpose of this classification, the study considered 231 criteria including, inter alia, the structure and characteristics of the Board of Directors, shareholders' rights, possible golden parachute clauses, remuneration of the Board of Directors and senior executives, transparency, and the degree of compliance with good governance recommendations.

PRODUCTS AND SERVICES

• This quarter Bankinter started to market its first "Revolving MasterCard", which has no annual charge. This card, which functions exclusively on a deferred-payment basis, can be used for both in-store purchases and cash withdrawals from ATMs belonging to any network. As well as being free of charge, this new card has extraordinary advantages as a means of payment, including most notably a guaranteed gift for activating the card, consisting of two cinema tickets for new cardholders with a drawn balance of at least EUR 100, and, most importantly, two non-cumulative discounts: a 3% annual discount; and a promotional discount, valid until 30 April 2006, of up to 10% on the purchases made in this period.
Bankinter's "Revolving MasterCard" won the "Most Innovative Card" prize in the 4th edition of the CIT Golden Card awards.

• As part of its strategy of constant innovation in products and channels, Bankinter expanded its wireless telephony brokerage services to include the trading of futures and options.
The functionalities of this new service include most notably the following: trading of options and futures on the MEFF markets (Spanish market) and Eurex (German market); the possibility of sending both limit orders and stop orders; consultation and monitoring of the investment; detail of the position; control of settlement and guarantees; monitoring of prices and volumes and the contract graph; and the option of transferring the customer's position to the following maturity at the touch of a button using the "Rollover" method.
In short, this type of transaction is perfectly suited to the wireless philosophy because futures and options are the equity product in which it is most essential to be able to monitor positions, respond to a given scenario and access the required service.

AWARDS FOR GESBANKINTER FUNDS

Following what is becoming a trend in the first quarter of the year, Gesbankinter's mutual funds obtained a variety of awards endorsing the Entity's management of products of this kind.
Accordingly, Bankinter obtained four Expansión-Standard&Poor's awards this year: BK Dinero 4 was voted the best five-year euro fund; BK Fondtesoro 2, the best one-year fixed-income euro fund; Ebankinter Bolsa, the best global five-year equity fund; and, in relation to pension plans, BK Inversión 97 was voted the best five-year short-term fixed-income euro fund.
Also, a further two Gesbankinter funds achieved recognition in the Cinco Días-Lipper awards: BK Dividendo was voted the best five-year European equity fund; and BK Índice Japón was voted the best three-year Japanese equity fund.

ENERO 06

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**224.310**
2. CARTERA DE NEGOCIACIÓN	**4.698.912**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	4.216.224
2.5. Otros instrumentos de capital	202.538
2.6. Derivados de negociación	280.150
Pro-memoria: Prestados o en garantía	3.917.502
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**25.099**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	25.099
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**3.400.585**
4.1. Valores representativos de deuda	3.353.847
4.2. Otros instrumentos de capital	46.738
Pro-memoria: Prestados o en garantía	2.657.799
5. INVERSIONES CREDITICIAS	**30.558.333**
5.1. Depósitos en entidades de crédito	3.877.767
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	26.434.054
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	246.512
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**453.345**
Pro-memoria: Prestados o en garantía	451.327
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-6.700**
10.DERIVADOS DE COBERTURA	**77.849**
11.ACTIVOS NO CORRIENTES EN VENTA	**3.753**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	0
11.6. Resto de activos	3.753
12.PARTICIPACIONES	**136.007**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	99.126
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**308.610**
15.1. De uso propio	308.534
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	76
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**213**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	213
17.ACTIVOS FISCALES	**274.153**
17.1. Corrientes	96.794
17.2. Diferidos	177.359
18.PERIODIFICACIONES	**24.564**
19.OTROS ACTIVOS	**42.079**
TOTAL ACTIVO	**40.221.112**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.648.747**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	259.670
1.6. Posiciones cortas de valores	2.389.077
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**35.824.998**
4.1. Depósitos de bancos centrales	24
4.2. Depósitos de entidades de crédito	5.531.877
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	505.998
4.4. Depósitos de la clientela	20.894.553
4.5. Débitos representados por valores negociables	7.330.650
4.6. *Pasivos subordinados*	723.235
4.7. Otros pasivos financieros	838.661
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**46.919**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**157.686**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	24.810
14.4. *Otras provisiones*	132.876
15.PASIVOS FISCALES	**95.512**
15.1. Corrientes	5.802
15.2. Diferidos	89.710
16.PERIODIFICACIONES	**112.923**
17.OTROS PASIVOS	**46.087**
17.1. Fondo Obra social	0
17.2. Resto	46.087
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**38.932.872**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**43.689**
2.1. Activos financieros disponibles para la venta	43.650
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	39
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.244.551**
3.1. Capital o fondo de dotación	117.388
3.1.1. Emitido	117.388
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	310.446
3.3. Reservas	909.056
3.3.1. *Reservas (pérdidas) acumuladas*	736.470
3.3.2. Remanente	172.586
3.4. Otros instrumentos de capital	10.726
3.4.1. De instrumentos financieros compuestos	10.726
3.4.2. Resto	0
3.5. Menos: Valores propios	-34.652
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. Menos: Dividendos y retribuciones	-68.413
TOTAL PATRIMONIO NETO	**1.288.240**
TOTAL PATRIMONIO NETO Y PASIVO	**40.221.112**

FEBRERO 06

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**213.872**
2. CARTERA DE NEGOCIACIÓN	**4.339.463**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	3.986.628
2.5. Otros instrumentos de capital	221.784
2.6. Derivados de negociación	131.051
Pro-memoria: Prestados o en garantía	3.677.505
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**25.875**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	25.875
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**3.419.022**
4.1. Valores representativos de deuda	3.358.493
4.2. Otros instrumentos de capital	60.529
Pro-memoria: Prestados o en garantía	2.965.998
5. INVERSIONES CREDITICIAS	**30.547.992**
5.1. Depósitos en entidades de crédito	3.336.022
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	26.935.718
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	276.254
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**453.064**
Pro-memoria: Prestados o en garantía	453.064
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-6.373**
10.DERIVADOS DE COBERTURA	**78.576**
11.ACTIVOS NO CORRIENTES EN VENTA	**3.616**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	3.616
11.6. Resto de activos	0
12.PARTICIPACIONES	**136.007**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	99.126
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**310.615**
15.1. De uso propio	310.540
15.2. Inversiones inmobiliarias	0
15.3. *Otros activos cedidos en arrendamiento operativo*	75
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**205**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	205
17.ACTIVOS FISCALES	**224.016**
17.1. Corrientes	47.084
17.2. Diferidos	176.932
18.PERIODIFICACIONES	**26.163**
19.OTROS ACTIVOS	**17.982**
TOTAL ACTIVO	**39.790.095**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.629.294**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	115.061
1.6. Posiciones cortas de valores	2.514.233
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**35.428.853**
4.1. Depósitos de bancos centrales	300.024
4.2. Depósitos de entidades de crédito	5.573.240
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10.000
4.4. Depósitos de la clientela	20.983.290
4.5. Débitos representados por valores negociables	7.294.738
4.6. Pasivos subordinados	724.021
4.7. Otros pasivos financieros	543.540
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**45.422**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**156.504**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	24.343
14.4. Otras provisiones	132.161
15.PASIVOS FISCALES	**117.814**
15.1. Corrientes	28.577
15.2. Diferidos	89.237
16.PERIODIFICACIONES	**80.333**
17.OTROS PASIVOS	**56.098**
17.1. Fondo Obra social	0
17.2. Resto	56.098
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**38.514.318**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**43.092**
2.1. Activos financieros disponibles para la venta	42.034
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	1.058
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.232.685**
3.1. Capital o fondo de dotación	117.388
3.1.1. Emitido	117.388
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	310.446
3.3. Reservas	897.615
3.3.1. Reservas (pérdidas) acumuladas	736.878
3.3.2. Remanente	160.737
3.4. Otros instrumentos de capital	10.954
3.4.1. De instrumentos financieros compuestos	10.954
3.4.2. Resto	0
3.5. *Menos: Valores propios*	-35.305
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. *Cuotas participativas*	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. *Menos: Dividendos y retribuciones*	-68.413
TOTAL PATRIMONIO NETO	**1.275.777**
TOTAL PATRIMONIO NETO Y PASIVO	**39.790.095**

MARZO 06

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**175.167**
2. CARTERA DE NEGOCIACIÓN	**3.720.380**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	3.378.992
2.5. Otros instrumentos de capital	219.460
2.6. Derivados de negociación	121.928
Pro-memoria: Prestados o en garantía	3.039.196
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**33.120**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	33.120
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.622.203**
4.1. Valores representativos de deuda	4.559.966
4.2. Otros instrumentos de capital	62.237
Pro-memoria: Prestados o en garantía	3.286.811
5. INVERSIONES CREDITICIAS	**31.632.714**
5.1. Depósitos en entidades de crédito	3.920.990
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	27.403.724
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	308.000
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**0**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-7.923**
10.DERIVADOS DE COBERTURA	**79.846**
11.ACTIVOS NO CORRIENTES EN VENTA	**3.789**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	3.789
11.6. Resto de activos	0
12.PARTICIPACIONES	**137.065**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	100.184
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**310.243**
15.1. De uso propio	307.302
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	2.941
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**197**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	197
17.ACTIVOS FISCALES	**222.919**
17.1. Corrientes	47.738
17.2. Diferidos	175.181
18.PERIODIFICACIONES	**31.458**
19.OTROS ACTIVOS	**5.062**
TOTAL ACTIVO	**40.966.240**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.579.534**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	**0**
1.5. Derivados de negociación	108.677
1.6. Posiciones cortas de valores	2.470.857
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**36.694.249**
4.1. Depósitos de bancos centrales	24
4.2. Depósitos de entidades de crédito	5.304.966
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	210.000
4.4. Depósitos de la clientela	22.806.409
4.5. Débitos representados por valores negociables	7.026.838
4.6. Pasivos subordinados	793.892
4.7. Otros pasivos financieros	552.120
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**10.799**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**155.672**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	25.010
14.4. Otras provisiones	130.662
15.PASIVOS FISCALES	**129.343**
15.1. Corrientes	44.942
15.2. Diferidos	84.401
16.PERIODIFICACIONES	**58.213**
17.OTROS PASIVOS	**35.421**
17.1. Fondo Obra social	0
17.2. Resto	35.421
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**39.663.231**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**35.475**
2.1. Activos financieros disponibles para la venta	34.635
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	840
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.267.534**
3.1. Capital o fondo de dotación	117.388
3.1.1. Emitido	117.388
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	310.446
3.3. Reservas	899.072
3.3.1. Reservas (pérdidas) acumuladas	738.335
3.3.2. Remanente	160.737
3.4. Otros instrumentos de capital	11.183
3.4.1. De instrumentos financieros compuestos	11.183
3.4.2. Resto	0
3.5. *Menos: Valores propios*	-37.676
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	59.849
3.8. *Menos: Dividendos y retribuciones*	-92.728
TOTAL PATRIMONIO NETO	**1.303.009**
TOTAL PATRIMONIO NETO Y PASIVO	**40.966.240**



MARZO 06

Miles de Euros

1.	**INTERESES Y RENDIMIENTOS ASIMILADOS**	**314.471**
2.	**INTERESES Y CARGAS ASIMILADAS**	**214.338**
2.1.	Remuneración de capital con naturaleza de pasivo financiero	0
2.2.	Otros	214.338
3.	**RENDIMIENTO DE INSTRUMENTOS DE CAPITAL**	**28.246**
3.1.	Participaciones en entidades asociadas	427
3.2.	Participaciones en entidades multigrupo	0
3.3.	Participaciones en entidades del grupo	23.609
3.4.	Otros instrumentos de capital	4.210
A)	**MARGEN DE INTERMEDIACIÓN**	**128.379**
5.	**COMISIONES PERCIBIDAS**	**54.609**
6.	**COMISIONES PAGADAS**	**16.994**
8.	**RESULTADOS DE OPERACIONES FINANCIERAS (NETO)**	**4.345**
8.1.	Cartera de negociación	-18.912
8.2.	Otros instrumentos financieros a valor razonable con cambios en pérdidas y	2.811
8.3.	Activos financieros disponibles para la venta	-24.762
8.4.	Inversiones crediticias	0
8.5.	Otros	45.208
9.	**DIFERENCIAS DE CAMBIO (NETO)**	**10.747**
B)	**MARGEN ORDINARIO**	**181.086**
12.	**OTROS PRODUCTOS DE EXPLOTACIÓN**	**5.126**
13.	**GASTOS DE PERSONAL**	**49.901**
14.	**OTROS GASTOS GENERALES DE ADMINISTRACIÓN**	**41.258**
15.	**AMORTIZACIÓN**	**4.885**
15.1.	Activo material	4.854
15.2.	Activo intangible	31
16.	**OTRAS CARGAS DE EXPLOTACIÓN**	**1.410**
C)	**MARGEN DE EXPLOTACIÓN**	**88.758**
17.	**PÉRDIDAS POR DETERIORO DE ACTIVOS (NETO)**	**14.535**
17.1.	Activos financieros disponibles para la venta	0
17.2.	Inversiones crediticias	15.605
17.3.	Cartera de inversión a vencimiento	0
17.4.	Activos no corrientes en venta	-11
17.5.	Participaciones	-1.059
17.6.	Activo material	0
17.7.	Fondo de comercio	0
17.8.	Otro activo intangible	0
17.9.	Resto de activos	0
18.	**DOTACIONES A PROVISIONES (NETO)**	**-2.398**
21.	**OTRAS GANANCIAS**	**2.155**
21.1.	Ganancias por venta de activo material	214
21.2.	Ganancias por venta de participaciones	0
21.3.	Otros conceptos	1.941
22.	**OTRAS PÉRDIDAS**	**1.546**
22.1.	Pérdidas por venta de activo material	18
22.2.	Pérdidas por venta de participaciones	0
22.3.	Otros conceptos	1.528
D)	**RESULTADO ANTES DE IMPUESTOS**	**77.230**
23.	**IMPUESTO SOBRE BENEFICIOS**	**17.381**
24.	**DOTACIÓN OBLIGATORIA A OBRAS Y FONDOS SOCIALES**	**0**
E)	**RESULTADO DE LA ACTIVIDAD ORDINARIA**	**59.849**
25.	**RESULTADO DE OPERACIONES INTERRUMPIDAS (NETO)**	**0**
F)	**RESULTADO DEL EJERCICIO**	**59.849**





NEWS RELEASE ***From: BANKINTER,S.A.***

Contact: David Pérez Renovales Tel: + 34 91 3397532

dperez@bankinter.es

Maru Alonso Tel : + 34 91 3398579

mlalonso@bankinter.es

BANKINTER PAYS ITS FOURTH 2005 INTERIM DIVIDEND

Madrid, March 15, 2006 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on April 1st 2006, it will pay its fourth 2005 interim dividend of 0.314384 Euros gross per share representing a net amount of 0.2672264 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.



NEWS RELEASE ***From: BANKINTER,S.A.***

Contact: David Pérez Renovales Tel: + 34 91 3397532
dperez@bankinter.es
Maru Alonso Tel : + 34 91 3398579
mlalonso@bankinter.es

BANKINTER PAYS ITS FIRST 2006 INTERIM DIVIDEND

Madrid, June 14, 2006 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on July 1st 2006, it will pay its first 2006 interim dividend of 0.310176 Euros gross per share representing a net amount of 0.2636496 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

1Q2006

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04.

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughtout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

1 Results

Main figures show a solid set of results

Credit and Loans	**+28.9%**
Client gathering	**+49.9%**
Net Income	**+34.4%**
RoE	**19.7%**
NPLs	**0.22%**
Coverage	**619%**

ATAs growth reflects a vigorous business trend

	Acum Mar'06	Acum Mar'05	Var. €	Var. %
ATAs (€ Million)	**41,497**	**32,849**	**8,648**	**26.3**

- (€ thousand) -	Mar'06	Variación	%
Total Credit & Loans	**27,359**	**6,129**	**28.9**
Ex-securitization	30,495	5,563	22.3
Total Customer funds	**39,879**	**8,360**	**26.5**
On-balance-sheet	28,221	6,498	29.9

Net Interest Income affected by interest rates hikes

P&L (€ thousand)	Acum Mar'06	Acum Mar'05	Var. €	Var. %
ATAs (€ million)	41,496	32,849	8,647	26.3
Net Interest Income	109,717	105,211	4,506	4.3

Customer spread records faster repricing of liabilities



- Customer Spread (in %) -
3.36
+0.14%
3.50
+0.42%
2.09
1.69
1.67
-0.28%
1.41
Liabilities costs
Asset yield
Customer Spread

	Mar'06	Mar'05	%
Euribor 3 month	2.72%	2.14%	+0.58
Euribor 12 month	3.11%	2.34%	+0.77

A higher reliance on wholesale funding

- (€ thousand) -	Mar'06	Variation	%
Due to Banks	5,302	(856)	(13.9)
Customer deposits	16,447	5,563	16.4
Marketable debt securities	11,774	4,187	55.2
Subordinated debt	451	69	18.2
Other	762	(147)	(16.2)

Loans repricing takes longer



-Net Interest Income estimates at forward rates (on base 100) -
100.15
100.10
100.05
100.00
99.95
+1%

Fees and Trading Income push up Ordinary Income

P&L (€ thousand)	Acum Mar'06	Acum Mar'05	Var. €	Var. %
ATAs (€ million)	41,497	32,849	8,648	26.3
Net Interest Income	109,717	105,211	4,506	4.3
Equity Method	6,083	5,331	752	14.1
Fees	51,975	45,433	6,542	14.4
Insurance	(672)	43	(715)	(n.m)
Trading Income	29,531	6,979	22,552	323.1
Ex-ENCE	21,578	6,979	14,599	209.2
Ordinary Income	196,634	162,997	33,637	20.6
Ex-ENCE	188,681	162,997	25,684	15.6

Higher contribution from fees

- Fees breakdown (€ thousand) -

	Mar'06	Variation	%
Agents and Corporate Partnerships	6,685	1,132	20.4
Other fees paid	10,300	3,189	44.8
Total Fees Paid	**16,985**	**4,321**	**34.1**
Guarentee and L/C	3,937	387	10.9
Foreing Exchange	2,001	106	5.6
Payments & Collections	17,623	1,862	11.8
Brokerage & Securities	10,677	2,663	33.2
Mutual & Pension Funds	23,162	3,879	20.1
Insurance	1,415	162	12.9
Other fees	10,145	1,803	21.6
Total Fees Collected	**68,960**	**10,862**	**18.7**
TOTAL	**51,975**	**6,541**	**14.4**

Operating Income overcomes a larger cost base

P&L (€ thousand)	Acum Mar'06	Acum Mar'05	Var. €	Var. %
ATAs (€ million)	**41,497**	**32,849**	**8,648**	**26.3**
Net Interest Income	**109,717**	**105,211**	**4,506**	**4.3**
Equity Method	6,083	5,331	752	14.1
Fees	51,975	45,433	6,542	14.4
Insurance	(672)	43	(715)	(n.m)
Trading Income	29,531	6.979	22,552	323.1
Ordinary Income	**196,634**	**162,997**	**33,637**	**20.6**
Costs	(94,822)	(79,611)	(15,211)	19.1
Operating Income	**101,812**	**83,386**	**18,426**	**22.1**



Broader capabilities than a year ago, with good pay-back

- (€ thousand) -	Mar'06	Variation	%
Personnel Expenses	**(52,298)**	**(7,727)**	**17.3**
General & Admin. Expenses	**(41,016)**	**(8,058)**	**24.4**

Branches and Business Units
+76
500
400
300
200
Mar'05
Mar'06
Employees
+13.8%
3.900
3.600
3.300
3.000
Mar'05
Mar'06
Cost/Income Ratio (%)
50%
47.5%
45%
Mar'05
Mar'06

More retained income through provisions

P&L (€ thousand)	Acum Mar'06	Acum Mar'05	Var. €	Var. %
ATAs (€ million)	**41,497**	**32,849**	**8,648**	**26.3**
Net Interest Income	**109,717**	**105,211**	**4,506**	**4.3**
Equity Method	6,083	5,331	752	14.1
Fees	51,975	45,433	6,542	14.4
Insurance	(672)	43	(715)	(n.m.)
Trading Income	29,531	6.979	22,552	323.1
Ordinary Income	**196,634**	**162,997**	**33,637**	**20.6**
Costs	(94,822)	(79,611)	(15,211)	19.1
Operating Income	**101,812**	**83,386**	**18,426**	**22.1**
Write-offs & Provisions	(15,627)	(12,458)	(3,169)	25.4
General Allowances	6,003	(177)	6,180	n.m.
Other Results	181	371	(190)	(51.2)

Mainly in the form of generic provisions

- (€ thousand) -	Mar'06	Mar'05	Var. %
Risk Exposure ex-securitization **Total** **Acum. growth of the year**	 33,035,625 1,081,773	 27,096,709	 21.9
Specific	2,211	1,847	19.7
Generic	13,428	10,724	25.2
Other	(12)	(113)	(89.4)
Total Loan Loss Provisions	**15,627**	**12,458**	**25.4**

Solid Net Income growth

P&L (€ thousand)	Ac Mar'06	Ac Mar'05	Var. €	Dif. %
ATAs (€ million)	**41,497**	**32,849**	**8,648**	**26.3**
Net Interest Income	**109,717**	**105,211**	**4,506**	**4.3**
Equity Method	6,083	5,331	752	14.1
Fees	51,975	45,433	6,542	14.4
Insurance	(672)	43	(715)	(n.m.)
Trading Income	29,531	6.979	22,552	323.1
Ordinary Income	**196,634**	**162,997**	**33,637**	**20.6**
Costs	(94,822)	(79,611)	(15,211)	19.1
Operating Income	**101,812**	**83,386**	**18,426**	**22.1**
Write-offs & Provisions	(15,627)	(12,458)	(3,169)	25.4
General Allowances	6,003	(177)	6,180	n.m.
Other Results	181	371	(190)	(51.2)
Income Before Taxes	**92,369**	**71,122**	**21,247**	**29.9**
Taxes	(25,928)	(21,678)	(4,250)	19.6
Net Attributed Income	**66,441**	**49,444**	**16,997**	**34.4**

Solid Net Income growth

P&L (€ thousand)	Ac Mar'06	Ac Mar'05	Var. €	Dif. %
ATAs (€ million)	**41,497**	**32,849**	**8,648**	**26.3**
Net Interest Income	**109,717**	**105,211**	**4,506**	**4.3**
Equity Method	6,083	5,331	752	14.1
Fees	51,975	45,433	6,542	14.4
Insurance	(672)	43	(715)	(n.m.)
Trading Income	29,531	6.979	22,552	323.1
Ordinary Income	**196,634**	**162,997**	**33,637**	**20.6**
Costs	(94,822)	(79,611)	(15,211)	19.1
Operating Income	**101,812**	**83,386**	**18,426**	**22.1**
Write-offs & Provisions	(15,627)	(12,458)	(3,169)	25.4
General Allowances	6,003	(177)	6,180	n.m.
Other Results	181	371	(190)	(51.2)
Income Before Taxes	**92,369**	**71,122**	**21,247**	**29.9**
Taxes	(25,928)	(21,678)	(4,250)	19.6
Net Attributed Income	**66,441**	**49,444**	**16,997**	**34.4**

| Ex-ENCE | 59,224 | 49,444 | 9,780 | 19.8 |



Strong profit generation including generic allowances
- Net Income+Provisions (€ thousand) -
+32.9%
8,519
6,971
66,441
49,444
56.4 MM
75.0 MM
Mar'05
Mar'06
Net Income
Generic provision



Excellent EPS performance
- EPS (€) -
EPS
32.3%
0.63
0.86
EPS Adjusted by Provisions
31.1%
0.74
0.97
EPS Ex-ENCE
18.5%
0.65
0.77
EPS Adjusted Ex-ENCE
18.9%
0.74
0.89
Mar'05
Mar'06



2 Business



SMEs leading loan growth

- Average outstanding loan book (€ million) -

Credit & Loans	Acum. Mar'06	Var. €	Var. %
SMEs	4,448	1,435	47.6
Personal Finance	789	181	29.7
Non-Residents	601	133	28.4
Private Banking	2,139	468	28.0
Corporate Banking	4,058	654	19.2
Individuals	18,100	2,450	15.6
Total	30,135	5,321	21.4



In a very dynamic credit & loan activity

- (€ thousand) -	Mar'06	Variation	%
Total Credit & Loans	27,359	6,129	28.9
Ex-securitization	30,495	5,563	22.3
Secured loans	19,732	4,224	27.2
Unsecured Loans	8,034	1,957	32.2

- (Avg.Balance, € thousand) -	Mar'06	Variation	%
Credit Facilities	3,386	748	28.4
Loans	21,817	3,560	19.5
Leasing	922	261	39.5
Bill Discounting & Factoring	1,403	278	24.7
Guarantees	2,103	294	16.3



Soft landing in Mortgages
- Mortgages stock (€ million) -
- New production -
42.4%
19.2%
23.8%
+6.3%
Million €
Nº
1Q04
1Q05
1Q06
Stock
RMBS
Volume
Number

Preserving spreads


- Mortgage spreads (%) -
0.63
0.56
0.60
0.54
Mar'05
Mar'06
Stock
New Production

While improving mortgage book credit quality

Home mortgage		New production	Back book
Client profiles	High	71.8%	65.7%
	Average	8.4%	25.2%
	Low	19.8%	9.0%
Average Principal		181,290 €	99,910 €
LTV		64.0%	59.3%
Affordability		33.3%	30.4%
Home		72.1%	86.5%
1st Home		86.3%	90.6%
NPL			0.12%
Cross-selling			8.1

Customer deposits also grow strongly

- (€ thousand) -	Mar'06	Variation	%
Customer Deposits	28,221	6,498	29.9
Off-Balance-Sheet Funds	11,659	1,862	19.0
Mutual & Pension Funds	10,134	1,738	20.7
Total	39,879	8,360	26.5

- (Avg.balance, € thousand) -	Mar'06	Variation	%
Sight deposits	6,684	744	12.5
Time deposits	4,489	159	(3.7)
Zero cost liabilities	770	105	15.9

Once more Mutual Funds growing above the market


-1Q2006 AUM growth (%) -
Popular
Bankinter
Ibercaja
Sabadell
Barclays
Santander
Ahorro Corporacion
La Caixa
BBVA
Caja Madrid
6.1%
Market Avrg.
3.5%
-1 0 1 2 3 4 5 6 7 8 9 10
Source: Inverco, 1Q2006 growth. Third parties funds not included

Accelerating client gathering


- Active Client gathering -
49.9%
50,000
40,000
30,000
20,000
10,000
Mar'05
Mar'06

Churn rate declining


- Active client churn rate -
6.5
6.3
6.1
5.9
5.7
6.4
6.0
Mar'05
Mar'06


Doing things better
- # Complaints for every 10,000 transactions -
1.65
1.40
1.15
0.90
1.61
0.95
1999
2000
2001
2002
2003
2004
2005


More clients to fuel more business
- Active Customers -
610,000
540,000
470,000
400,000
Individuals
Companies

Reflected in business results, mainly in SMEs

- Customer Segments Gross Income (€ thousand) -

PBT	Acum. Mar'05	Var. €	Var. %
SME	10,504	2,240	27.1
Non-Residents	1,864	320	20.7
Individuals	26,519	3,598	15.7
Corporates	17,657	2,074	13.3
Personal finance	7,499	719	10.6
Private Banking	12,565	1,124	9.8
Business Segments	76,608	10,075	15.1


Transforming the business towards a more profitable mix
Credit & Loans
28%
EVA
36%
Clients
11.2%
SME
Corporates
Non-Resident
Individuals
Private Bkg.
Pers.Finance



Insurance business more recurrent

- Insurance business contribution (€ thousand)-

	Mar'06	Mar'05	Var. €	%
LDA	7,018	5,533	1,485	26.8
BK Seguros*	6,523	6,544	(22)	(0.3)
Total	13,541	12,077	1,463	12.1

*BK Seguros de Vida + Correduría. BAI+Fees in Bankinter

-Penetration rates on mortgage clients (%) -
- Number of policies -
25.1%


3
Leading SME

Means a well differentiated value proposition

Predominance of credit risk dep. criteria	Bank 1 — Bank 2 — SB 2 — Other Sav. Banks — SB 1	Branch Director autonomy
Conservatism in credit assessment	Bank 2 — Bank 1 — SB 2 — Other Sav. Banks — SB 1	Open minded in credit assessment
Product driven	Other Saving Banks — Bank 2 — Bank 1 — SB 2 — SB 1	Service driven
Calm in answering	Other Saving Banks — Bank 2 — Bank 1 — SB 2 — SB 1	Speed of response
Rigid attitude, strict and more onerous conditions	SB 2 — Bank 2 — SB 1 — Bank 1	Flexible attitude and posibility to negotiate
Lack of sensivity	Bank 2 — Bank — SB 2 — SB 1	Sensivity towards the SME needs
Less effectiveness	SB 2 — Bank 2 — Bank 1 — SB 1	More service effectiveness
Less involvement	Bank 1 — Bank 2 — SB 2 — SB 1	More involvement
Lack of proximity (branches)	Bank 1 — SB 2 — Bank 2 — SB 1	High proximity (branches)
Less SME culture	SB 2 — Bank 1 — Bank 2 — SB 1	More SME culture

Offering conveniency to our clients


15%
5%
1%
1%
78%
Internet
branches
Telephone
Cards
Mobile


Means to be the best in quality of service
- Quality of Service ISN Indicator of General Satisfaction -
Bankinter
Saving Bank 1
Bank 2
Market Avrg.
Bank 3
Saving Bank 1
Bank 4
Bank 5
Bank 6
77.6%
74.1%
50
55
60
65
70
75
80
Source Inmark October 2005


Is having the best people
- SME Staff -
+41.3%
392
554
Mar'05
Mar'06
Average age: 31.6 years
66% University graduates
4.5 years average lenght of service in Bankinter


Means to outperform in lending growth
- Average anual growth in SME Credit and Loans (millions €)-
4,600
4,200
3,800
3,400
3,000
2,600
2,200
1,800
47.7%
Mar'05
Mar'06


Is accelerating active client gathering
-SME Client Gathering -
31.1%
-SME Active Client Gathering -
41.9%
Mar'05
Mar'06

Building a self-financed solid business

- SME P&L (€ thousand) -

P&L	Acum. Mar'06	Var. €	Var. %
ATAs (€ million)	4,482	1,403	45.6
Net Interest +Trading Income	19,399	5,296	37.6
Fees	12,486	3,223	34.8
Ordinary Income	31,885	8,519	36.5
Costs	(20,722)	(6,668)	47.4
Extraordinary results	84	67	416.2
Operating Income	11.247	1,918	20.6
Loan Loss Allowances (Specific)	(644)	(496)	337.1
Defaults	(73)	817	91.8
Others	(26)	-	(0.9)
PBT	10,504	2,240	27.1

High growth and profitability potential



	% Cost to Income	%RoE	Avrg. Cross-selling
SME	57.0	19.6	5.2
Corporates	32.3	23.4	7.2

4 Risk and Solvency

NPL declines while coverage keeps on rising


619%
0.22
NPL
Coverage
0.32
0.30
0.28
0.26
0.24
0.22
0.20
600%
560%
520%
480%
440%
400%
M05
J
S
D
M06

The best asset quality in every business

-NPLs by business -

€ Thousand	Mar'06	% NPL	Var. Mar'05
SME	18,624	0.38	-17.9%
Corporates	15,400	0.26	+21.5%
Individuals	38,952	0.18	-19.9%
Total	72,976	0.22	-13.1%

Ever-growing provisions increase solvency


€ Thousand
451,895
370,658
+21.9%
84,005
-13.1%
72,976
460,000
400,000
340,000
280,000
220,000
160,000
100,000
40,000
M05
A
M
J
J
A
S
O
N
D
J
F
M06
NPLs
Provisions

NPLs in-check despite high growth

- 2006 NPLs Variation -

- (€ thousand) -	Mar'06
Balance as of 31.Dec.05	71,998
New additions	48,948
Recoveries	(45,970)
Gross Reposesions	(288)
Write-Offs	(1,712)
Closing balance as of 31.Mar.06	72,976 +1.4%

Funding sources match business needs



100%
80%
60%
40%
20%
0%
Interbank Market
Commercial Paper
Senior Debt
Securitizations
Customer Deposits
Equity



The optimal capital structure for growth, *solvency and return*

- Total Capital -BIS-



12.19%
10.25%
10.40%
3.62
2.03
6.54
2.93
1.64
5.68
3.16
1.59
5.65
Mar'05
Dec'05
Mar'06
Core
Pref.
Tier II

- **RWAs:** €21,605 mill. (+27.9%)
- **Securitizations 2006:**

  Bankinter 12 F.T.H.: €1,200 mill.
- **In-books:**
  - €1,270 mill. of own RMBS/ABS
  - All first loss pieces of outstanding secutizations (deducted from Tier II since 01.01.04)

Mantaining shareholder profitability

- DPS growth (%) -

15%
10%
5%
0%

12%

1st Div03, 2°, 3°, 4°, 1st Div04, 2°, 3°, 4°, 1stDiv05, 2°, 3°, 4°

Leading in Corporate Governance



FUNDACION DE ESTUDIOS FINANCIEROS

El jurado ha otorgado menciones especiales a Bankinter e INDRA

FERROVIAL OBTIENE EL PREMIO DE LA FUNDACIÓN DE ESTUDIOS FINANCIEROS A LA EMPRESA CON MEJORES PRÁCTICAS DE GOBIERNO CORPORATIVO Y TRANSPARENCIA INFORMATIVA



CGC
consultores gobierno corporativo

CincoDías

Un estudio sitúa a Indra, Bankinter y Ferrovial a la cabeza del buen gobierno

4 Summary

Main Figures show a solid set of results

Strong growth

High Profitability

Sound Balance & Solvency

Thank you




BANKINTER


RECEIVED
2006 JUL 18 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bankinter 2005 Results: Amendment of results by deferral decided by the Board of Directors, following prudential supervision criteria

On January 19, 2006 Bankinter announced its 2005 full-year results, posting Net Attributable Income of € 199.5 million.

After that announcement, Bank of Spain, answering to a written query sent by management before year end and dealing with the accounting for results obtained from certain financial products, produced an specific interpretation based upon prudential supervision criteria.

Those products, built on common interest rate risk swaps, are designed and offered by Bankinter - as well as some other domestic and international financial institutions - to bring clients a suitable way to hedge their exposure to increasing interest rates.

It is worth pointing out that both accounting and financial reporting are subject from January 1 st, 2005 to a new and complex conceptual framework brought by the International Norms of Financial Information adopted by European Union (NIIF-EU). The novelty and complexity arising form this set of rules require a permanent effort of interpretation which in fact could lead to different accounting practices .

Bearing this in mind, Bankinter's technical services, with the knowledge and backing of its external auditors, adopted a specific accounting criterion, informed the regulator and submitted a query to the appropriate department at Bank of Spain.

All the accounts published by Bankinter through 2005 were formulated with the favourable opinion of its external auditors, PriceWaterhouseCoopers, always issued at the corresponding meetings of the Audit Committee at which the accounts were submitted for approval.

Bankinter's Board and management team, keeping in line with its well-known culture of maximum transparency and prudence, have decided to adopt the most conservative accounting interpretation produced by Bank of Spain as soon as known and with effect on year 2005. Thus, issuing and amendment to the accounts published on January 19th which is made public by means of this note and prior to the final formulation of accounts to be taken to the AGM in April.

Therefore, the so amended results show a Net Attributable Income of €187.7 million for full year 2005, a reduction of 5.9% compared to the Net Income previously posted. The amount of €11.8 million now being deducted from 2005 Net Income will be accrued profits and come to increase future results by a similar amount.

This simple amendment only means a deferral of profits already made on the above mentioned product line and will gradually revert to results from 2006 onwards.

Given the temporary impact of this amendment, it should not alter the Bank's dividend policy designed for 2005, which will be completed with the payment of €0.3144 per share next 1st. April.

This payment included, total dividend paid on account of 2005 results amounts € 1.2029 per share, an increase of 12% over that of 2004.

Madrid, 20th February 2006
BANKINTER S.A.

NEW FY2005 INCOME STATEMENT

	2005	2004		
Thousand Euros	**Amount**	**Amount**	**variation amount**	**%**
Interest revenue	1.076.615	844.178	232.437	27,53
Interest expense	-655.656	-466.001	-189.655	40,70
Revenue from equity portfolio	9.308	11.007	-1.699	-15,44
Net interest income	**430.267**	**389.183**	**41.084**	**10,56**
Equity accounting	24.645	19.901	4.744	23,84
Fees and commissions	189.699	178.151	11.548	6,48
Insurance activity	-75	514	-589	-114,58
Trading income	67.318	29.761	37.557	126,20
Ordinary income	**711.854**	**617.510**	**94.343**	**15,28**
Personnel expenses	-192.398	-168.643	-23.755	14,09
General and administrative costs	-160.703	-138.930	-21.773	15,67
Depreciation and writte-downs	-21.031	-19.313	-1.718	8,89
Other operating items	13.861	10.085	3.776	37,44
Operating Income	**351.583**	**300.710**	**50.873**	**16,92**
Asset losses	-80.143	-32.292	-47.851	148,18
Provisions	-7.035	-9.875	2.840	-28,76
Other results	1.040	2.236	-1.196	-53,50
Income before taxes	**265.445**	**260.779**	**4.666**	**1,79**
Corporate income tax	-77.743	-87.401	9.658	-11,05
Net attibutable income	**187.702**	**173.378**	**14.324**	**8,26**


BANKINTER


RECEIVED
2006 JUL 18 P 1:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bankinter S.A. comunica que con fecha 30 de marzo de 2006, ha vendido 852.775 acciones de la sociedad cotizada Empresa Nacional de Celulosa S.A. (ENCE) - un 2,51 % del capital social –, que tenía a través de su filial Hispamarket S.A., a un precio de 29 euros la acción, en una operación extrabursátil de la que ha tomado razón Mercavalor S.V.B. como miembro del mercado y que ha sido comunicada al Departamento de Supervisión de la Sociedad Rectora de la Bolsa tras el cierre del mercado, de conformidad con el RD 1416/1991 y la Orden Ministerial de 5.12.1991.

Tras esta operación, el porcentaje de participación del Grupo Bankinter en ENCE se sitúa en el 2,51 %.

BANKINTER S.A.

Unidad Cumplimiento Normativo

30 de marzo de 2006




BANKINTER

Bankinter S.A. comunica que con fecha 3 de abril de 2006 ha vendido 852.775 acciones del Grupo Empresarial ENCE - un 2,51 % del capital social –, que tenía a través de su filial Hispamarket S.A., a un precio de 29 euros la acción, en una operación extrabursátil de la que ha tomado razón Mercavalor S.V.B. como miembro del mercado y que ha sido comunicada al Departamento de Supervisión de la Sociedad Rectora de la Bolsa tras el cierre del mercado, de conformidad con el RD 1416/1991 y la Orden Ministerial de 5.12.1991.

Tras esta operación el Grupo Bankinter ha dejado de tener participación en el capital social del Grupo Empresarial ENCE.

BANKINTER S.A.

Unidad Cumplimiento Normativo

3 de abril de 2006




RECEIVED
2006 JUL 18 P 1:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


BANKINTER

ANNUAL GENERAL SHAREHOLDERS' MEETING 2006

The Board of Directors of BANKINTER S.A. has called the Annual General Shareholders' Meeting (AGM) to be held in Madrid on April 20th, 2006, at 1:00 P.M. in the Mutua Madrileña Building, Paseo de la Castellana, n° 33, 28046 Madrid, on first call, or April 21st, 2006 on second call at the same time and place -it is planned to be held on first notice, i.e. on April 20th-, to debate the items on the following

AGENDA

1. Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Annual Report), Management Report, Proposed earnings distribution, as well as the Accounts and the Management Report for the Consolidated Group for 2005.

2. Approval of the management of the Board of Directors and of the payment of dividends for 2005.

3. Ratification and re-election of Directors:

   3°.1. Ratification of Mr. Ramchand Bhavnani Wadhumal.
   3°.2. Ratification of Mr. Fernando Masaveu Herrero.
   3°.3. Re-election of Mr. Juan Arena de la Mora.
   3°.4. Re-election of the Company Cartival,S.A.

4. Appointment of auditors.

5. Amendment to article 18 (Term of the General Meeting announcement and addendum to the Agenda), and 42 (remote voting) of the Company By-laws, to adapt them to the Act 19/2005.

6. Amendment to article 19 (Proposals), 20 (Voting on draft resolutions) of the Regulations of the General Meeting of Shareholders, to adapt them to the Act 19/2005.

7. Authorization for the Board of Directors to increase capital stock, with powers to exclude the right to pre-emption.

8. Authorization for the Board of Directors to issue securities and fixed rate debentures in general, preferred stock, Mortgage-backed securities and other financial instruments as well as to guarantee the issue of securities, fixed rate debentures in general and preferred stock.

9. Authorization for the Board of Directors to buy back, sell and amortize treasury stock and reduce capital stock.

10. Approval of the remuneration of the Board of Directors in accordance with the by-laws.

11. Authorization for the Board of Directors to interpret, rectify and execute AGM resolutions.

12. Report on amendment of the Board of Directors Regulations.

Shareholders who hold at least 5% of the share capital may request -in any of the ways indicated in the section on additional information for shareholders-, in the legally-mandated manner, the publication of a supplement to the General Meeting announcement with one or more additional agenda items.

INFORMATION TO SHAREHOLDERS

Shareholders have the right to examine at the BANKINTER's headquarters (28046 Madrid, Paseo de la Castellana n° 29), to consult at the website http://www.ebankinter.com/webcorporativa, and to request and have them sent by mail, free of charge, the following documents:

1.Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account), Management Report and Proposal for the Application of the Results of Bankinter S.A. and the Consolidated Group, corresponding to 2005.

2. The Auditors' Reports for the financial statements of Bankinter, S.A. and the Consolidated Group for years 2005, 2004 y 2003.

3. Proposed resolutions corresponding to each item on the agenda for the Agenda General Meeting.

4. Reports of the Board of Directors on the proposed resolutions.

5. Bankinter S.A. Annual Corporate Governance Report for 2005.

6. Annual Corporate Responsibility Report for 2005

7. Annual Report from the Bankinter Auditing and Compliance Committee 2005.

8. "Procedure for shareholders to exercise their rights to information, attendance, distance voting and delegation".

Up and until the seventh day before the annual meeting is to be held, shareholders may send questions, requests for information and clarifications relative to the items set forth in the agenda or such public information as the corporation has reported to the CNMV since April 21, 2005, the date of the last annual meeting.

REMOTE AND PROXY VOTING

Should any shareholder not wish to attend a General Meeting, or hold fewer than 600 shares, remote or proxy voting may be carried out by any of the following means established in the "Procedure for shareholders to exercise their rights to information, attendance, distance voting and delegation":

- By post, following the instructions on the attendance/distance voting/delegation card enclosed or sending a letter to Bankinter, S.A., Paseo de la Castellana, nº 29, 28046 Madrid.

- By sending a fax to the Shareholders' Office: (34) 91 339 83 23 or to the Investor Relations Department: (34) 91 339 75 56.

- By delivery of the signed letter to any BANKINTER office, center or agent.

- By BANKINTER Telephone Banking: if you are a client, by using your personal identification number and code card.

- By Internet: at www.ebankinter.com/webcorporativa: if you are a client, by using your ebankinter access code and code card; if you are not a client, by entering your shareholder number and the alphanumerical *login* sent to the shareholders.

- By mobile telephone: if you are a client, by connecting to the mobile Internet address (https://movil.bankinter.es) which appears as a link in the SMS sent by the Bank. If your mobile telephone does not have Internet access, by replying to the SMS sent with the text VOTAR and the sum of the two coordinates from the code card as indicated in the SMS; if you are not a client, by sending a message to telephone number 7128 with the text JUNTA followed by a space and the alphanumerical login sent to the shareholders.

If you have not received an attendance/distance voting/ delegation card, you can request one in any of the ways indicated in the section on additional information for shareholders.

The company retains the right to suspend the distance voting /electronic delegation mechanisms for technical or security reasons, in which case it will inform shareholders, and notwithstanding the validity of the votes/delegations already issued or the attendance and representation rights of shareholders.

All votes issued remotely or by proxy shall be valid where they are received at Bankinter S.A. by way of any of the means that have been set up by the company for this purpose at least 24 hours in advance of the date the General Meeting is to be held on first call. However, the votes/delegations received by post or fax will be admitted provided that they are received at least one hour before the General Meeting begins and that they meet the established requirements.

In the event of a conflict between remotely-issued votes, between such votes and proxies, or between proxies, the last action to be taken by the shareholder within the time limit allowed in the above paragraph shall prevail.

Bankinter S.A. reserves the right to request such additional means of identification from shareholders as it may deem appropriate in order to ensure the authenticity of the vote or the proxy.

SPECIFIC RULES FOR REMOTE VOTING

The shareholder may issue specific voting instructions with regard to each one of the various items on the agenda: in favor, against, or abstention.

In the event that specific voting instructions are not provided in the above table, it shall be deemed that the undersigned shareholder votes in favor of each one of the proposals of the Board of Directors included on the published agenda.

With regard to item 3 of the agenda (Re-election and ratification of the Board Members), shareholders shall vote for each one of the Board Members to whom the proposal refers.

For control reasons, using the Telephone Banking option it is only possible to delegate the Chairman or to vote in favour of all items; using the SMS option, non-clients and clients not use Internet access in your mobile telephone, may not delegate their votes and may only vote globally in favour of all agenda items.

SPECIFIC RULES FOR PROXY VOTING

The shareholder may choose to confer his representation at the General Meeting with regard to the published agenda on a proxy, who may be the Chairman of the Board of Directors, another member of the Board of Directors, or any other shareholder entitled to attend.

The proxy shall be deemed to be the Chairman of the Board of Directors of Bankinter S.A. in all cases where no shareholder is named as proxy.

In the event that no specific instructions are given to the contrary, it shall be deemed that the shareholder issues his votes in favor of each one of the proposals of the Board of Directors included on the published agenda, and in favor of those that may be submitted or proposed by the Chairman or the Board at the General Meeting.

ADDITIONAL INFORMATION TO SHAREHOLDERS

Should you need additional information about the AGM and remote or proxy voting, it is available at the corporate website www.ebankinter.com/webcorporativa or please contact:
- The Shareholders Office (ofiaccionista@bankinter.es or Tel. (+34) 913398330 - 913397500

- Communication Department (comunicacion@bankinter.es or Tel. (+34) 913397945 - 913398575
- Investor Relations (investor_relations@bankinter.es, or Tel. (+34) 913397532- 913398579
- or any Bankinter office, center, or agent.

PROTECTION OF PERSONAL DATA

The personal data provided by shareholders to the Company in connection with the exercise of their attendance, delegation and voting rights at the General Meeting or provided by the banking entities and stock market companies and agencies where the shareholders' stocks are deposited or held will only be processed for the purpose of managing the development, compliance and control of the existing relationship with shareholders. The assignment is revocable at any time, non-retroactively, pursuant to the terms of articles 6 and 11 of the Organic Law 15/1999. Moreover, the shareholders are informed that their data will be included in an automated file maintained by the Company, and that they have the right to access, rectify, cancel and/or oppose the data contained therein, in the legally-established terms, by writing to BANKINTER S.A., Dirección General de Medios - Seguridad Informática, Calle Pico San Pedro n° 2 - Tres Cantos - Madrid 28760, BANKINTER S.A.

VOTING PROCESS AUDITING

The procedure for remote and proxy voting and the scrutiny of votes at the General Meeting shall be the subject of an independent review on the part of the auditing firm Deloitte S.L., whose report shall be published on the Bankinter website.

INTERVENTION BY A NOTARY

The Board of Directors resolved to request the presence of a Notary-Public to draft Minutes of the meeting, pursuant to the Public Corporations Act.

SCHEDULED MEETING DATE.

The General Meeting is scheduled to be held, barring an announcement to the contrary, on the first call, i.e. on April 20th, 2006 in the place and at the time indicated. Attendance card registration begins one hour prior to the commencement of the Meeting.

Madrid, March 15th 2006

General Secretary and to the Board of Directors


RECEIVED
2006 JUL 18 P 1:0

PROPOSED RESOLUTIONS GENERAL MEETING 20 APRIL 2006

ONE: Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Annual Report), Management Report, Proposed earnings distribution, as well as the Accounts and the Management Report for the Consolidated Group for 2005.

To approve the BANKINTER, S.A. Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report, and those for Grupo BANKINTER, corresponding to financial year 2005, pursuant to the terms in which the said Accounts and Reports were approved by the BANKINTER, S.A. Board of Directors at the meeting held on 15 March 2006.

The individual financial statements were drawn up based on the accounting standards and formats contained in the Bank of Spain Circular 4/2004. While the consolidated financial statements comply with International Financial Reporting Standards (IFRS), they have also been drafted based on the standards and formats of the aforementioned Circular, the objective of which is to adapt the accounting systems of credit institutions to the new accounting environment.

BANKINTER Consolidated Group's pre-tax profit in 2005 was 265,445,000 euros, and the distributable net profit was 187,702,000 euros, which represents an increase of 8.26% over 2004.

With regard to the individual accounts of the parent company, the before-tax profit of BANKINTER, S.A. in 2005 was 226,423,000 euros and the net profit available for distribution was 160,737,000 euros, of which 92,728,000 euros was allocated to dividends, 66,809,000 to voluntary reserves (93,774,000 consolidated) and 1,200,000 euros to reserves for Canary Island investments)

Profit per share was 2.44 euros, which represents an increase of 6.55% over the previous year.

There follows a summary of the distribution data for the results of BANKINTER, S.A. and BANKINTER Consolidated Group in financial year 2005, which are contained in the Annual Report.

BK GROUP DISTRIBUTION OF PROFITS 2005	
Before-tax profits	265,445,000
Corporate income tax	77,743,000
Group profits	187,702,000
Dividend	92,728,000

Voluntary reserves	93,774,000
Reserves for investment in Canary Islands	1,200,000
Total	187,702,000
BANKINTER, S.A. DISTRIBUTION OF PROFITS 2005	
Before-tax profits	226,423,000
Corporate income tax	65,686,000
Net profits	160,737,000
Dividend	92,728,000
Voluntary reserves	66,809,000
Reserves for investment in Canary Islands	1,200,000
Total	160,737,000

TWO: Approval of the management of the Board of Directors and the distribution of dividends for 2005

Approval of the management of the Board of Directors and of the Chairman and Managing Director during financial year 2005, and ratification of the resolutions of the Board of Directors with regard to the approval and distribution of the dividends on account for financial year 2005. The total dividend for 2005 is 1.203 euros per share, with an increase of 12% compared to the previous year's dividend.

The Board of Directors may resolve to distribute interim dividends against fiscal year 2006 profits, pursuant to the provisions of the Public Corporations Act.

THREE: Ratification and re-election of Directors

3.1. Ratification of Ramchand Bhavnani Wadhumal:

Ratification of the appointment of Ramchand Bhavnani Wadhumal, born on 1 January 1944, married, a Hindu citizen, with professional offices in Santa Cruz de Tenerife (Canarias), c/General Porlier, 91-2º office 8 and TR number X0166626-Z as a director for a four-year term of office, as provided for in article 138 of the Public Corporations Act, article 26 of the Bylaws and article 15 of the Board of Directors Regulations. His appointment was unanimously approved by the Board of Directors at its session held on 19 May 2005. Ramchand Bhavnani, present at the General Meeting, accepts the ratification of his appointment and states that he is not prohibited from doing so by any legal incompatibility, specifically those foreseen in the Public Corporations Act, Law 12/1995 of 11 May and Law 14/1995 of 21 April passed by the Community of Madrid.

3.2. Ratification of Fernando Masaveu Herrero:

Ratification of the appointment of Fernando Masaveu Herrero, born on 21 May 1966, married, a Spanish citizen, with professional in Oviedo (Asturias), c/Cimadevilla and ID number 10.851.891-P as a director for a four-year term of office, as provided for in article 138 of the Public Corporations Act, article 26 of the Bylaws and article 15 of the Board of Directors Regulations. His appointment was unanimously approved by the Board of Directors at its session held on 14 September 2005. Fernando Masaveu Herrero, present at the General Meeting, accepts the ratification of his appointment and states that he is not prohibited from doing so by any legal incompatibility, specifically those foreseen in the Public Corporations Act, Law 12/1995 of 11 May and Law 14/1995 of 21 April passed by the Community of Madrid.

3.3. Re-election of Juan Arena de la Mora:

Re-election of Juan Arena de la Mora, born on 23 September 1943, married, a Spanish citizen, with professional offices in Madrid, Paseo de la Castellana, 29, and ID number 5.433.291-R, Chairman of the Board of Directors, for a four-year term of office. Mr. Arena de la Mora, present at the General Meeting, accepts the ratification of his appointment and states that he is not prohibited from doing so by any legal incompatibility, specifically those foreseen in the Public Corporations Act, Law 12/1995 of 11 May and Law 14/1995 of 21 April passed by the Community of Madrid.

3.4. Re-election of CARTIVAL, S.A.:

Re-election of the company CARTIVAL S.A., with tax ID number A-79270252 and registered offices in c/Serrano, 38 Madrid, represented by Alfonso Botín-Sanz de Sautuola y Naveda, (born on 3 April 1970, a Spanish citizen, married, with ID number 7.494.676-B and with professional offices in Madrid, c/Serrano, 38) as a director for a four-year term. The representative, present at the General Meeting, accepts the ratification of its appointment and states that the company is not prohibited from doing so by any legal incompatibility, specifically those foreseen in the Public Corporations Act, Law 12/1995 of 11 May and Law 14/1995 of 21 April passed by the Community of Madrid.

The directors Juan Arena de la Mora, Chairman of the Board of Directors and CARTIVAL, S.A. were re-elected for five-year terms pursuant to the terms of the applicable bylaws at the time of their last re-election on March 20, 2002. The terms of office of the members of the Board were subsequently reduced to four years pursuant to the amendment of article 26 of the bylaws passed by the General Meeting on 18 March 2003. The General Meeting hereby ratifies the re-election of the directors.

The foregoing proposals for ratification and re-election of board members were supported by the favourable report of the Appointments and Remuneration Committee of Bankinter, S.A.

FOUR: Appointment of auditors.

To appoint the company Deloitte, S.L. to carry out the external audit of Bankinter, S.A. and its Consolidated Group, corresponding to financial year 2006, 2007 and 2008, pursuant to the Accounts Auditing Act and based on the favourable report of the Audit and Regulatory Compliance Committee of Bankinter S.A..

FIVE: Amendment to article 18 (Term of the General Meeting announcement and addendum to the Agenda), and 42 (remote voting) of the Company By-laws, to adapt them to the Act 19/2005.

The following articles of the Company By-laws are amended to adapt them to the Act 19/2005, of 14 November (First Final Provision. Amendment in the Public Corporations Act) (The amendments are shown as underlined in the followings articles):

"**Article 18.-** The **Annual** General Shareholders' Meeting shall be called by means of an advertisement published in the Official Companies Registry Gazette and in one of the main newspapers in the province of Madrid, at least **one month** before the date established for the Meeting.

The advertisement shall indicate the date of the Meeting at first call, and all the matters for discussion. It may also establish the date of the Meeting at second call, in case this is necessary. Between the first and second Meeting there should be a period of at least twenty-four hours. The General Shareholders' Meeting shall be deemed duly called and validly constituted to deal with any matters, if all the share capital is present and the shareholders attending the Meeting unanimously accept the holding of the same.

Shareholders who hold at least 5% of the share capital may request, in the legally-mandated manner, the publication of a supplement to the General Meeting announcement with one or more additional agenda items."

"Article 42.- Mandatory or voluntary communications and information passing between the Company, the shareholders and the directors may, whoever issues and receives them, be made by electronic means and other remote communication techniques, save when expressly excepted by law and, in any event, with respect for the guarantees of shareholders' security and rights.

The foregoing applies to the meetings, voting and passage of the resolutions of Company bodies, and to requests for and the conferral of proxies for General Meetings.

For shareholders to confer their proxy at the General Meeting by electronic or telematic remote communication, or to vote at the General Meeting by such means, those means must duly guarantee the proxy conferred, and the identity of the shareholder represented. The Board of Directors may demand a recognized electronic signature, or other elements which, while not complying with this requisite, the Board considers do satisfy the guarantees of authenticity, and the identification of the shareholder.

The announcement of the General Meeting will indicate the deadlines and the different ways and means allowed by the Board of Directors for shareholders to exercise their rights in order to ensure that the Meeting runs smoothly, in the legally-mandated terms."

SIX: Amendment to article 19 (Proposals), 20 (Voting on draft resolutions) of the Regulations of the General Meeting of Shareholders, to adapt them to the Act 19/2005.

The following articles of the Regulations of the General Meeting of Shareholders (which were approved by the General Meeting on 23 March 2004 and raised into Public Deed on 30 March 2004) are amended in consequence of the amendment of the Company By-laws to adapt them to the Act 19/2005, of 14 November (First Final Provision). Amendment in the Public Corporations Act) (The amendments are shown as underlined in the followings articles:

"Article 19. Proposals.

Without preclusion of the possibility under Article 97.3 -shareholders who may request a supplement to the General Meeting announcement- and under article 100 of the Public Corporations Act, shareholders may, during their speeches, formulate alternative draft resolutions for the General Meeting on any item on the Agenda not legally required to be made available to the shareholders at the time of notice of meeting, and on matters the General Meeting may debate even though not included on the Agenda".

"Article 20. Voting on draft resolutions.

"20.11. Shareholders may vote on the draft resolutions relative to the agenda items in advance of the meeting date by mail, telephone, e-mail, mobile telephone message or by any other electronic or telematic means of communication allowed by the Company for these purposes. With the same limitation, shareholders may cast their votes from a distance telematically during the course of the meeting if the Company has a system available which makes this possible.

In the event that the General Meeting is attended using telematic means which duly guarantee the subject's identity, the announcement of the General Meeting will indicate the deadlines and the different ways and means allowed by the Board of Directors for shareholders to exercise their rights in order to ensure that the Meeting runs smoothly. In particular, the Board may decide to require that shareholders who will be attending the Meeting using telematic means and who intend to participate or to make proposals forward the information to the company before the Meeting is called to order. The company will respond to the shareholders who exercise their information rights during the General Meeting in writing within the next seven days.

Information on the distance voting system is available to shareholders on the Company's corporate website and from other sources as deemed necessary as is information on the identification and authentication requirements for shareholders wishing to use this system and on the security and integrity of the contents of distance communications. The Company may require the use of electronic signatures or another system which is safe in the opinion of the Board of Directors or any other body or persons appointed by the Board to handle this matter.

SEVEN: Authorization for the Board of Directors to increase capital stock, with powers to exclude the right to pre-emption.

To confer powers on the Board of Directors, pursuant to the provisions of Article 153.1.b) of the Companies Act, to increase the share capital at any time, and in such amount, on such dates, terms, and subject to any other conditions that the Board of Directors may decide, up to the limit of one half of the Bank's share capital, during the maximum period provided for in the said article and with powers to amend Article 5 of the Company By-laws, with regard to share capital.

The authorisation includes the power to set the issue premium for shares, as the case may be, to issue preference shares, shares without voting rights, redeemable shares, or other securities or financial instruments connected with or related to the Bank's shares, and to apply for the securities that have been issued to be listed, to continue to be listed, or to be excluded from listing. The authorisation includes the power to exclude the right to pre-emption for the shares to be issued if so required by the interests of the company , subject to the conditions set forth in Article 159.2 and Article 293 of the Companies Act regarding convertible securities if that is the case.

EIGHT: Authorization for the Board of Directors to issue securities and fixed rate debentures in general, preferred stock, Mortgage-backed securities and other financial instruments as well as to guarantee the issue of securities, fixed rate debentures in general and preferred stock.

1. The issue of fixed-rate securities, bonds and debentures

   To authorize the Board of Directors, with such restrictions as are set forth at section 4 below, to issue, one or more times, bonds, debentures, certificates, preferred stock, promissory notes, warrants, and securities in general, that acknowledge or create a debt of any kind, class, or type, with a fixed, variable, or linked interest rate, denominated in euros or in other currencies, which may be simple or with a guarantee of any kind, including in the form of a mortgage, ordinary or subordinated, convertible into or exchangeable for shares, with or without warrant rights or rights for the acquisition of shares, and in general, in any of the forms legally allowed in accordance with the regulatory provisions for the issue of fixed-income securities and other securities issues, debt programmes, rights over chattels, promissory notes, commercial paper and trading instruments, financial instruments, derivatives and structured products and financial assets in general.

To likewise authorise the Board of Directors, within the limits set out in part 4 below, to transfer loans and credits of any legal nature, held by Bankinter or any company of the Bankinter Group, and to issue in respect of such loans, credit rights or other assets eligible for securitisation pursuant to the laws in force, in particular, mortgage participations and mortgage transfer certificates, which may or may not be subscribed by one or more open or closed Mortgage Securitisation Funds or Asset Securitisation Funds.

2. <u>Preferred stock issues</u>

To authorize the Board of Directors, with such restrictions as are set forth at section 4 below, to issue, whether directly or indirectly, one or more times, preferred stock pursuant to the provisions of the second Additional Provision of Law 13/1985, of 25 May, on investment co-efficients, shareholders' equity, and information duties incumbent on financial intermediaries, in the wording as laid down by the third Additional Provision of Law 19/2003, of 4 July, on the legal provisions governing the movement of capital and foreign economic transactions.

3. <u>Issue guarantee</u>

To authorize the Board of Directors, with such restrictions as are set forth at section 4 below, to give a direct or indirect Bankinter S.A. guarantee, one or more times, to cover the issue of bonds, debentures, securities, and any other forms of debt, including convertible debentures or debentures exchangeable for shares, as well as for issues of preferred stock, without voting rights and redeemable shares, as resolved by companies of the Bankinter Group or partially-owned by Bankinter S.A. or issued by third parties guaranteed by Bankinter S.A. or by any company of the Bankinter Group.

For the purposes of this Resolution, those companies whose share capital or administration or management is directly or indirectly controlled by Bankinter S.A. shall be considered part of the Bankinter Group.

4. <u>Authorised limits</u>

The following limits are established for the whole of each one of the categories of issues and/or guaranties set forth below:

4.1 General debt issues by Bankinter S.A. and/or the companies of the Bankinter Group, with or without a bank guarantee or a direct or indirect guarantee from Bankinter S.A.: sixteen billion (16,000,000,000) euros.

4.2 Issues of convertible debentures and/or debentures exchangeable for shares in Bankinter S.A. and/or companies of the Bankinter Group, with or without a bank guarantee or a direct or indirect guarantee from Bankinter S.A.: one billion (1,000,000,000) euros.

4.3 The issue of preferred stock in Bankinter, S.A. and/or companies of the Bankinter Group with a Bankinter S.A. guarantee: one billion (1,000,000,000) euros.

4.4 The issue of mortgage participations and/or mortgage transfer certificate in respect of loans, credit rights or other assets eligible for securitisation under the regulations governing Bankinter S.A. and/or companies of the Bankinter Group, with or without the direct or indirect guarantee of Bankinter S.A.: sixteen billion euros (16,000,000,000).

The maximum limits set forth refer in all cases to the amount of the total current balance issued and in circulation corresponding to each one of the categories of issues and/or guarantees referred to, and so the said limits are independent of each other. However in the case of point 4.4 above, the limit is based on the total nominal amount issued starting as of the date of this General Meeting.

In the case of issues and/or guarantees denominated in other currencies, the limit shall be the equivalent value in euros.

Issues by companies that are not part of the Bankinter Group but which are directly or indirectly guaranteed by Bankinter S.A. will be subject to the same limits.

These limits shall remain in force until the next General Meeting is held, which may review them. Except in the case of point 4.4 above, the programmes for the issue of securities, bonds and debentures in general approved pursuant to the authorisations granted by previous General Meetings and issues agreed under such programmes or without a programme will be subject to the new limits contained in this resolution.

Under exceptional circumstances and in emergency situations that are duly justified, the Board of Directors may authorize the issue of securities, the placement of approved issues or issue guarantees for amounts that exceed the limits provided for in this Agreement. If the said excess is authorised, the Board of Directors shall inform the first General Meeting to be held.

5. Scope of the powers of the Board of Directors

The Board of Directors shall determine, with the widest possible powers, the characteristics and the issue term for the securities issued and the remaining conditions for the issue or issues, or the guarantees, including, as the case may be, the By-laws governing the relations between the Bank and Syndicate or Syndicates of Debenture-holders, holders of bonds, or holders of securities, and, in general, such acts as may be necessary or appropriate for the execution of this Resolution.

Likewise, the Board of Directors may amend the remuneration conditions and amortization terms for the issues and/or guarantees made pursuant to this authorisation, subject to legally-established requirements, and may apply for the listing or trading on official secondary securities markets, or on other organized on non-organized, official or non-official markets, and, as the case may be, whether any bonds, debentures, and other securities that may be issued pursuant to this Resolution shall remain thereon or retire from said markets.

In the event that, pursuant to the authorisations that have been granted, the Board of Directors or the Executive Committee indicated should approve any of the resolutions provided for in this Resolution, the General Meeting confers express powers on the Chairman of the Board of Directors, the Managing Director, the General Secretary and to the Board of Directors, and the Assistant Director-General for Markets and Products so that any one of them, acting individually, may prepare and agree all the specific conditions, specific characteristics, and in general, the complementary information for the issue within the scope of the corresponding issue Resolution.

The Board may delegate the drafting of the resolutions and the execution of the public or private documents necessary or appropriate for the stated purposes to certain persons, in joint and several form, as well as the applications for the necessary administrative authorisations, as the case may be, and the specification and amendment of the conditions and requirements of the issues and/or guaranties, including the extension of the limits thereon within the maximum limits authorised by this Resolution.

6. Term of the authorisations granted

The term of this authorisation granted to the Board of Directors is five years from the date of this General Meeting, upon the expiry of which term the powers granted will be cancelled on account of having expired in so far as they have not been exercised.

7. Convertible bonds or obligations, debentures exchangeable for shares, or mixed issues, pursuant to the Companies Act.

seventh resolution number seven (part 7) adopted by the General Meeting of Shareholders on 21 April 2005 shall remain in force for the full term set forth in that resolution.

NINE: Authorization for the Board of Directors to buy back, sell and amortize treasury stock and reduce capital stock.

To authorize the undertaking of derivative acquisition transactions of treasury stock through the Bank or any of the companies controlled by the Bank, pursuant to the Companies Act.

The acquisitions may be carried out in any legal format and the maximum number of shares to be acquired at any time shall not exceed 5% of the par value of the share capital of the Bank, or any higher figure that is legally valid, without prejudice to those cases provided for under Article 77 of the Companies Act. The acquisition prices for shall be equivalent to the sale and purchase transactions carried out on an official secondary market, will be those corresponding to the stock market listed price of the shares on the day on which the transaction is formalized. In the event of a purchase of own shares as a result of compliance with the duties provided for in resolutions or in options agreements, sale and purchases on instalments or the like, previously formalized by the Bank, including those that pertain to shares and convertible or exchangeable debentures, which have been or are to be delivered directly to administrators, directors, or employees of the Company, or arise as a result of the exercise of option rights held by the aforementioned, for which transactions this authorisation is also granted, and the applicable price shall be the price agreed in the resolution or the corresponding agreement.

This authorisation is valid for eighteen months and covers all portfolio transactions carried out pursuant to its terms.

The authorisation granted by the Ordinary General Meeting held on 21 April 2005 in favor of the Board of Directors for the reduction of the share capital with the aim of amortizing the treasury stock, within a term of eighteen months is hereby renewed, and the Board of Directors is hereby authorised, within the same term, to reduced the share capital chargeable to free reserves by way of a reduction in the par value of the shares and to partially distribute the shares issue premium reserve in favour of the shareholders as a form of dividend payment or refund of contributions, as well as to amend the par value of the shares without increasing or reducing the share capital figure.

TEN: Approval of a remuneration of the Board of Directors in accordance with the by-laws.

To approve the remuneration system for the directors of the Bank for fiscal year 2006 authorised by the Board of Directors, ratifying with effect as from 1 January 2006 the resolution approved by the Board of Directors at its meeting held on 14 December 2005, following the favourable report of the Nominations and Remunerations Committee, pursuant to the provisions of Article 130 of the Companies Act, Article 32 of the Company By-laws, and Article 29 of the Board of Directors Regulations. The essential provisions of the said resolution are as follows:

- The total figure for the remuneration programme is of 1,225,220 euros resulting from the update at 3% of the global figure for the estimated remuneration of the Board in 2005.
- From the total figure it has been removed the amount corresponding to allowance for attending board meetings, pursuant to aforementioned resolutions.
- The remainder is divided into three equal tranches: one-third in the form of a fixed monthly remuneration; one-third in the form of Bank stock and one-third in the form of the acquisition of Bank stock options.

Shares

This consists of remunerating directors in the form of Bankinter S.A. shares on a quarterly basis in the months of April, July and October 2006 and January 2007, within seven business days of the public presentation of the Group's quarterly, six-monthly or annual results or the end of the deadline for filing quarter financial statements with the CNMV, whichever comes first. The share price will be the closing price on the delivery date and will be notified to the CNMV by the stipulated deadline.

The directors undertake not to dispose of the shares as long as they continue to sit on the Bank's board, without special authorisation.

Stock options

The allocated amount of this tranche will be invested in the acquisition premium on stocks that guarantee the Directors' recognised expectations. The options are referenced to Bankinter S.A. shares and must be exercised no sooner than 3 and no later than 5 years from the recognition date of the options. The options are non-transferable and do not imply the acquisition of any ownership rights by the Directors. The issue price or exercising price of the option will be equivalent to the arithmetic average of the official closing prices of Bankinter shares published by the Madrid Stock Exchange between the 2nd and the 20th of December 2005, inclusive. The final settlement price will be equivalent to the official closing price of the Bankinter share on the date chosen by the Director between the 2nd January 2009 and the 2nd January 2011, inclusive. The option must be exercised by directors on a one-time basis for the full amount. Should the Director not have exercised the option by the expiry date (2nd January 2011), and on this date the Bankinter closing price is higher than the issue price or exercise price, the option shall be deemed as having been executed automatically. If the closing price is equal to or less than the exercise price, the option will be considered cancelled for all intents and purposes. The value of the options shall be paid in cash for the difference between the issue price or exercise price and the final payment price (closing price of the Bankinter share on the date on which the option is exercised) and shall be paid by the Bank into the Director's account within the 10 days of the option being exercised.

The resolution of the Board of Directors also regulates modifications of the remuneration programme due to the death or disability of directors, the appointment of new directors, a decrease in the number of directors, a modification of the Board's committees and Directors' expenses.

Approval of the special stock option plan for the CEO authorised by the Board of Directors, ratifying, effective on 1 January 2006, the resolution passed by the Board of Directors at its meeting held on 14 December 2005 following the favourable report of the Appointments and Remunerations Committee. The amount of the plan is 100,000 euros, which is the amount that Bankinter will invest as the acquisition premium on Bankinter stock options. The options are referenced to Bankinter shares and must be exercised between 3 and 5 years from 1 January 2006. The conditions of the Plan are identical to those of the stock option plan for the Directors explained above.

ELEVEN: Authorization for the Board of Directors to interpret, rectify and execute AGM resolutions

The Board of Directors is authorised to interpret, rectify and execute the Resolutions approved by the General Meeting, and to assign any powers granted by the General Meeting.

The Chairman of the Board of Directors, the Managing Director, the General Secretary and to the Board of Directors are hereby empowered, so that any one of them may raised into Public Deed the resolutions approved by the General Meeting at this session, and to execute such public or private documents as may be necessary or convenient in order to put them into effect, including the power to amend in so far as may be necessary in order to adjust their content to the opinion of the Ministry of the Economy and Taxation or the Mercantile Registry. The General Secretary and to the Board of Directors is hereby empowered to formalize the deposit of the annual accounts.

The Board of Directors is hereby authorised to approve, within a term of twelve months as from this Resolution, a new revised text of the Company By-laws of the Bank, with powers to re-organize the numbering of the articles, to introduce grammatical corrections or clarifications that do not alter their meaning, and to systematize the situation and content of the rules.

TWELVE: Information on amendment of the Board of Directors Regulations.

Pursuant to Article 115 of the Securities Market Act, introduced by the Listed Companies Transparency Act of 17 July 2003, the General Meeting is informed of the amendments approved by the Board of Directors at its meeting held on 14 September and 19 October 2005 to the current Bankinter S.A. Board of Directors Regulations, which were approved by the Board at its meeting held on 18 June 2003. The Board of Directors Regulations has been notified to the Spanish National Securities Market Commission, have been filed at the Commercial Registry, and may be found on the Bankinter S.A. website www.ebankinter.com/webcorporativa. The amendments are shown as underlined in the following articles of the Regulations:

Resolutions of the Board of Directors passed on 14 September 2005

Amendment of Article 24 (Authorisation of loans and other financial risks) parts 1 and 2, Article 25 (Stock market code of conduct), parts 2 and 7, Article 27 (Exceptions) part 5 of the Board of Directors Regulations.

Resolution of the Board of Directors of 19 October 2005

- Abolishment of the Board of Director's Business Committee.
- Assumption of the Committee's functions – as reflected in the Board of Directors Regulations – by the plenary Board of Directors.

Resolution of the Board of Directors of 15 March 2006

Amendment of Article 34 (Notice and Agenda), part 1; Article 37 (Committees of the Board of Directors), part 2, Article 38 (Executive Committee), part 1; Article 39 (Auddíting Committee and functions) part 1, part 11.18 and part 11.19; Article 40, part 8 subsections 7, 8 and 11 (Auditing and Appointment Committee's functions); Article 41 (Business Committee) (eliminated entirely) and new Article 41 (Corporate Governance Committee: members, regulations and functions) of the Board of Directors Regulations.

Article 40, part 1, of the Regulations is modified to eliminate the maximum four-year term of the office of Chairman of the Appointments and Remuneration Committee.

Approval of the revised text of the Board of Directors Regulations to include all of these changes. The new text – "Regulations of the Board of Directors of Bankinter, S.A." 2006 – is published on the corporate website.

Bankinter S.A. comunica que con fecha 17 de febrero de 2006, el accionista y Consejero del Banco, Cartival S.A., ha adquirido 1.515.424 acciones - un 1,936 % del capital social – a un precio de 53,56 euros la acción, en una operación extrabursátil de la que ha tomado razón Mercavalor S.V.B. como miembro del mercado y que ha sido comunicada al Departamento de Supervisión de la Sociedad Rectora de la Bolsa tras el cierre del mercado, de conformidad con el RD 1416/1991 y la Orden Ministerial de 5.12.1991.

Tras esta operación, el porcentaje de participación de Cartival S.A. en Bankinter se sitúa en el 16,376 %.

BANKINTER S.A.

Unidad Cumplimiento Normativo

17 de febrero de 2006